UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): September 1, 2010

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

(Exact name of Registrant as specified in its charter)

Delaware	**000-24843**	**47-0810385**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1004 Farnam Street, Suite 400, Omaha, Nebraska	**68102**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(402) 444-1630**

Not applicable
(Former name, former address and former fiscal year, if applicable)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As of September 1, 2010, America First Tax Exempt Investors, L.P. (the "Registrant"), and its affiliate, ATAX TEBS I, LLC, entered into a number of agreements relating to a new long-term debt financing facility provided through the securitization of 13 of the Registrant's tax-exempt mortgage revenue bonds (the "Bonds") with the Federal Home Loan Mortgage Corporation ("Freddie Mac") pursuant to Freddie Mac's Tax-Exempt Bond Securitization program, also known as the "TEBS" program (the "TEBS Financing"). The closing for the TEBS Financing occurred on September 2, 2010. The gross proceeds from TEBS Financing were approximately $95.8 million. After the payment of transaction expenses the Registrant received net proceeds from the TEBS Financing of approximately $90.4 million. The Registrant applied approximately $49.5 million of these net proceeds to repay the entire outstanding principal of, and accrued interest on, its secured term loan from Bank of America, N.A. that was previously used by the Registrant as its principal debt facility (the "Previous Facility"). See Item 1.02 of this Report.

The TEBS Financing essentially provides the Registrant with a long-term variable rate debt facility at interest rates reflecting prevailing short-term tax-exempt rates. Under the TEBS Financing, the Registrant transferred all of the Bonds, with a total outstanding principal amount of approximately $125.6 million, to ATAX TEBS I, LLC, a special purpose entity controlled by the Registrant (the "Sponsor"). In order to meet Freddie Mac's underwriting requirements with respect to the multifamily apartment properties financed by certain of the Bonds, the Sponsor was required to first place eight of the Bonds, with a total outstanding principal of approximately $70.5 million, into a separate custodial trust with The Bank of New York Mellon Trust Company, N.A. (the "Custodial Trust") that issued senior and subordinated custody receipts ("Custody Receipts") representing beneficial interests in the Bonds held in the Custodial Trust to the Sponsor. The subordinated Custody Receipts with a total principal amount of approximately $9.5 million were retained by the Sponsor. The senior Custody Receipts, with a total principal amount of approximately $61.0 million, along with the remaining five Bonds that were not placed into the Custodial Trust, with a total principal amount of approximately $55.1 million, were then securitized by transferring these assets to Freddie Mac in exchange for tax-exempt Class A and Class B Freddie Mac Multifamily Variable Rate Certificates, Series M024 (collectively, the "TEBS Certificates") issued by Freddie Mac. The TEBS Certificates represent beneficial interests in the securitized assets held by Freddie Mac.

The Class A TEBS Certificates were issued in an initial principal amount of $95,810,000 and were sold through a placement agent to unaffiliated investors. The Class B TEBS Certificates were issued in an initial principal amount of $20,326,000 and were retained be the Sponsor. The holders of the Class A TEBS Certificates are entitled to receive regular payments of interest from Freddie Mac at a variable rate which resets periodically based on the weekly Securities Industry and Financial Markets Association ("SIFMA") floating index rate plus certain credit, facility, remarketing and servicing fees (the "Facility Fees"). As of closing, the SIFMA rate was equal to 0.25% and the total Facility Fees were 1.9%, resulting in a total initial cost of borrowing of 2.15%.

Payment of interest on the Class A TEBS Certificates will be made from the interest payments received by Freddie Mac from the Bonds and Senior Custody Receipts held by Freddie Mac on designated interest payment dates prior to any payments of interest on the Class B TEBS Certificates held by the Sponsor. As the holder of the Class B TEBS Certificates, the Sponsor is not entitled to receive interest payments on the Class B TEBS Certificates at any particular rate, but will be entitled to all payments of principal and interest on the Bonds and Senior Custody Receipts held by Freddie Mac after payment of principal and interest due on the Class A TEBS Certificates and payment of all Facility Fees and associated expenses. Accordingly, the amount of interest paid to the Sponsor on the Class B TEBS Certificates is expected to vary over time, and could be eliminated altogether, due to fluctuations in the interest rate payable on the Class A TEBS Certificates, Facility Fees, expenses and other factors.

In order to mitigate its exposure to interest rate fluctuations on the variable rate TEBS Financing, the Sponsor also entered into interest rate cap agreements with Barclays Bank PLC, Bank of New York Mellon and Royal Bank of Canada, each in an initial notional amount of $31,936,666.67, which effectively limits the interest payable by the Sponsor on Class A TEBS Certificates to a fixed rate of 3.0% per annum on the combined notional amounts of the interest rate cap agreements through August 2017. The interest rate cap plus the Facility Fees result in a maximum potential cost of borrowing on the TEBS Financing of 4.9% per annum.

Freddie Mac has guaranteed payment of scheduled principal and interest payments on the Class A TEBS Certificates and also guarantees payment of the purchase price of any Class A TEBS Certificates that are tendered to Freddie Mac in accordance with their terms but which can not be remarketed to new holders within five business days. The Sponsor has pledged the Class B TEBS Certificates to Freddie Mac to secure certain reimbursement obligations of the Sponsor to Freddie Mac. These obligations of the Sponsor are also guaranteed by the Registrant. The Registrant also entered into various subordination and intercreditor agreements with Freddie Mac under which Registrant has subordinated its rights and remedies with respect to the taxable mortgage loans made by it to the owners of properties securing certain of the Bonds to the rights of Freddie Mac as the holder of the Bonds.

For financial reporting purposes, the TEBS Financing will be presented by the Registrant as a secured financing.

Following is a brief description of principal agreements affecting the rights and obligations of the Registrant and/or the Sponsor in connection with the TEBS Financing. Each of the documents, other than the Rate Cap Agreements, is dated as of September 1, 2010. The effective date of the Rate Cap Agreements is September 2, 2010. Each of the following documents is attached as an exhibit to this Report and is incorporated by reference into the description thereof set forth below. Each such description is qualified in its entirety by reference to the full text of the document so described.

1. Sale and Assignment Agreement by and between the Registrant and the Sponsor (the "Sale and Assignment Agreement").

Under the Sale and Assignment Agreement, the Registrant sold and conveyed the Bonds with a total outstanding principal amount of approximately $125.6 million to the Sponsor in return for a cash purchase price of approximately $75.9 million which represents the net cash proceeds from the TEBS Financing transferred to the Registrant after payment of expenses and the funding of various escrow accounts but prior to the repayment of the Previous Facility. The difference between the outstanding principal of the Bonds, plus accrued and unpaid interest on

the Bonds as of the closing date, and the cash purchase price paid by the Sponsor to the Registrant, was treated as a capital contribution to the Sponsor by the Registrant. The Sale and Assignment Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

2. Custody Agreement by and between the Sponsor and The Bank of New York Mellon Trust, N.A. (the "Custody Agreement").

Under the Custody Agreement, the Sponsor deposited eight of the Bonds, with a total outstanding principal of approximately $70.5 million, into the Custodial Trust in exchange for the senior and subordinated Custody Receipts representing beneficial interests in the Bonds held in the Custodial Trust. The senior Custody Receipts have a total principal amount of approximately $61.0 million and represent a right to receive payments of principal and interest made on the Bonds held in the Custodial Trust that is senior in right and time to the right of the subordinate Custodial Receipts to receive payments on such Bonds. The subordinated Custody Receipts with a total principal amount of approximately $9.5 million were retained by the Sponsor. The senior Custody Receipts were transferred to Freddie Mac pursuant to the Bond Exchange Agreement described below. The Custody Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

3. Bond Exchange, Reimbursement, Pledge and Security Agreement by and between the Sponsor and Freddie Mac (the "Bond Exchange Agreement").

Under the Bond Exchange Agreement, the Sponsor transferred five Bonds with a principal balance of approximately $55.1 million and all of the senior Custody Receipts to Freddie Mac in exchange for the Class A and Class B TEBS Certificates. The Bond Exchange Agreement provides, among other things, that the Sponsor will reimburse Freddie Mac (subject to certain limitations set forth therein) for (i) actual losses, if any, resulting from breaches of the Sponsor's representations and warranties, subject to certain conditions set forth in the Bond Exchange Agreement, and (ii) certain advances made by Freddie Mac in its capacity as credit enhancer of the Class A TEBS Certificates. The Bond Exchange Agreement also sets forth the circumstances in which the parties may or are required to release any of the Bonds or senior Custody Receipt underlying the TEBS Certificates, and their respective obligations to fund payments due to the Class A Mortgage Certificate holders in the event of funding shortfalls relating to the release of Bonds or senior Custody Receipts. Among other things, the Sponsor may elect to purchase all (but not less than all) of the Bonds and senior Custodial Receipts from Freddie Mac on either September 15, 2017 or September 15, 2020. The Sponsor also retains a right to require a Bond or senior Custody Receipt to be released from Freddie Mac in the event of a payment default on the Bond (or a Bond underlying the Custody Receipts) which remains uncured for two consecutive scheduled payment dates or 60 days, whichever is shorter, by paying Freddie Mac the unpaid principal and accrued interest on the Bond plus a yield maintenance payment. In addition, the Sponsor has a limited right to substitute new bonds for existing Bonds or senior Custody Receipts held by Freddie Mac in certain circumstances. Under the Bond Exchange Agreement, the Sponsor has pledged all of the Class B TEBS Certificates, the proceeds of such TEBS Certificates and other collateral to Freddie Mac, and has granted Freddie Mac a first priority security interest in such collateral. The Bond Exchange Agreement is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

4. Series Certificate Agreement by and between Freddie Mac, in its corporate capacity, and Freddie Mac, in its capacity as Administrator (the "Series Certificate Agreement").

The rights, preferences, tender option and disposition provisions, remarketing provisions and other terms of the Class A and Class B TEBS Certificates are set forth in the Series Certificate Agreement. Pursuant to the Series Certificate Agreement, Freddie Mac serves as administrator of the TEBS Certificates. As administrator, Freddie Mac will, among other things, distribute interest and principal payments generated by the Bonds and Senior Custody Receipts held by Freddie Mac to the holders of the TEBS Certificates in accordance with the distribution provisions of the Series Certificate Agreement. Freddie Mac also serves as credit enhancer of the Class A TEBS Certificates pursuant to the Series Certificate Agreement, and as such guarantees the payment of principal of the Bonds and Custody Receipts and interest on the Class A TEBS Certificates. In addition, Freddie Mac serves as liquidity provider in respect of the tender and remarketing of the Class A TEBS Certificates pursuant to the tender option and remarking provisions of the Series Certificate Agreement. The Series Certificate Agreement also sets forth the provisions pursuant to which distributions due to the Class B TEBS Certificates are applied to reimburse Freddie Mac for credit advances and liquidity advances made by it in its capacity as credit enhancer and liquidity provider for the Class A TEBS Certificates. The Series Certificate Agreement also governs the termination of Freddie Mac's obligations with respect to the TEBS Certificates and the mandatory tender and termination of the TEBS Certificates. The Series Certificate Agreement (including the Standard Terms and Definitions incorporated therein) are attached hereto as Exhibit 10.4 and are incorporated herein by reference.

5. The Limited Support Agreement between the Registrant and Freddie Mac (the "Limited Support Agreement")

Pursuant to the Limited Support Agreement, the Registrant has guaranteed the obligations of the Sponsor pursuant to the provisions of the Bond Exchange Agreement that require the Sponsor to indemnify Freddie Mac with respect to the matters described above under the description of the Bond Exchange Agreement. The Limited Support Agreement is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

6. Rate Cap Agreements between Sponsor and (i) Barclay Bank PLC, (ii) The Bank of New York Mellon and (iii) Royal Bank of Canada (the "Rate Cap Agreements").

Under each of the Rate Cap Agreements, the Sponsor and the respective counterparty have agreed to make payments to each other which effectively limits the interest payable by the Sponsor on Class A TEBS Certificates to a fixed rate of 3.0% per annum on the notional amount of the Rate Cap Agreements. The initial notional amount of each Rate Cap Agreement is $31,936,666.67, which when aggregated equals to principal amount of the Class A TEBS Certificates issued pursuant to the TEBS Financing. Each Rate Cap Agreement has a term running through August 2017. The Rate Cap Agreements are attached hereto as Exhibits10.6, 10.7 and 10.8 and are incorporated herein by reference.

There is no affiliation between the Registrant or the Sponsor, on the one hand, and Freddie Mac, The Bank of New York Mellon Trust, N.A., Barclays Bank PLC, The Bank of New York Mellon, or Royal Bank of Canada on the other hand and the terms of each of the foregoing agreements were determined by arm's-length negotiations.

On September 2, 2010, the Registrant issued a Press Release describing the TEBS Financing, a copy of which is attached as Exhibit 99.1 to this Report.

Item 1.02 Termination of a Material Definitive Agreement.

On September 2, 2010, the Registrant terminated the Loan and Security Agreement, dated June 18, 2009, by and among the Registrant, Bank of America, N.A., as lender ("Bank of America"), and Deutsche Bank Trust Company Americas, as collateral agent ("Deutsche Bank") under which Bank of America had lent a total of $50.0 million (the "BofA Term Loan") to the Registrant for the purpose of financing 13 of the Registrant's tax exempt mortgage revenue bonds. The Registrant repaid the entire outstanding principal balance of, and all accrued and unpaid interest on, the BofA Term Loan from the net proceeds of the TEBS Financing described in Item 1.01 hereof. Upon repayment of such amounts, the associated promissory note of the Registrant, date June 18, 2009, was cancelled. There were no early termination fees or penalties paid in connection with the repayment of the BofA Term Loan.

There is no affiliation between the Registrant, on the one hand, and Bank of America or Deutsche Bank, on the other hand

Item 2.01 Completion of Acquisition or Disposition of Assets.

On September 2, 2010, the Registrant completed the TEBS Financing and, in connection therewith, transferred the Bonds, with a total outstanding principal amount of approximately $125.6 million, to the Sponsor as describe in Item 1.01 of this report. The information set forth under Item 1.01 above with respect to the transfer of the Bonds in connection with the TEBS Financing is hereby incorporated by reference into this Item 2.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above with respect to the TEBS Financing is hereby incorporated by reference into this Item 2.03, insofar as it relates to the creation of a direct financial obligation of the Registrant or an obligation under an off-balance sheet arrangement of the Registrant.

Item 9.01 Financial Statements and Exhibits.

(d) *Exhibits*. The following exhibits are filed with this Report. Exhibit numbers refer to the paragraph numbers under Item 601 of Regulation S-K.

10.1 Sale and Assignment Agreement by and between the Registrant and ATAX TEBS I, LLC, dated September 1, 2010.

10.2 Custody Agreement by and between ATAX TEBS I, LLC and The Bank of New York Mellon Trust, N.A., dated September 1, 2010.

10.3 Bond Exchange, Reimbursement, Pledge and Security Agreement by and between ATAX TEBS I, LLC and Federal Home Loan Mortgage Corporation, dated September 1, 2010.

10.4 Series Certificate Agreement by and between Federal Home Loan Mortgage Corporation, in its corporate capacity, and Federal Home Loan Mortgage Corporation, in its capacity as Administrator, dated September 1, 2010 with respect to Freddie Mac Multifamily Variable Rate Certificates Series M024.

10.5 The Limited Support Agreement between the Registrant and Federal Home Loan Mortgage Corporation, dated as of September 1, 2010.

10.6 Rate Cap Agreement between ATAX TEBS I, LLC and Barclays Bank, PLC, dated as of September 1, 2010.

10.7 Rate Cap Agreement between ATAX TEBS I, LLC and Bank of The New York Mellon dated as of September 1, 2010.

10.8 Rate Cap Agreement between ATAX TEBS I, LLC and Royal Bank of Canada, dated as of September 1, 2010.

99.1 Press Release issued by the Registrant on September 2, 2010 describing the TEBS Financing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2010

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By: /s/ Mark A. Hiatt
Mark A. Hiatt, President

Exhibit 10.1

SALE, CONTRIBUTION AND ASSIGNMENT AGREEMENT

THIS SALE, CONTRIBUTION AND ASSIGNMENT AGREEMENT (this "Agreement"), dated as of September 1, 2010, is between **AMERICA FIRST TAX EXEMPT INVESTORS, L.P.**, a Delaware limited partnership ("ATAX") and **ATAX TEBS I, LLC.,** a Delaware limited liability company (the "Sponsor").

W I T N ES S E T H :

Capitalized terms used herein and not otherwise defined in this Agreement shall have the meanings set forth in the Bond Exchange, Reimbursement, Pledge and Security Agreement, dated as of September 1, 2010 (the "Reimbursement Agreement"), between the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Sponsor.

WHEREAS, ATAX is the sole economic member of the Sponsor;

WHEREAS, ATAX is the owner of certain multifamily housing revenue bonds listed on Schedule I hereto (the "Bonds");

WHEREAS, concurrently with delivery of this Agreement, ATAX is causing the Sponsor to deposit certain of the Bonds with The Bank of New York Mellon Trust Company, N.A., as custodian (the "Custodian"), pursuant to a Custody Agreement, dated as of the date hereof (the "Custody Agreement"), in exchange for senior custodial receipts (the "Senior Custodial Receipts") and subordinate custodial receipts (the "Subordinate Custodial Receipts" and, together with the Senior Custodial Receipts, the "Receipts");

WHEREAS, concurrently with delivery of this Agreement, ATAX is causing the Sponsor, pursuant to the Reimbursement Agreement, to deposit certain of the Bonds and the Senior Custodial Receipts (collectively, the "Deposited Assets") with Freddie Mac in exchange for two or more series of certificates (collectively, the "Certificates") evidencing undivided beneficial interests in the Deposited Assets related to the series of certificates;

WHEREAS, pursuant to the Credit Enhancement, Freddie Mac has agreed to guaranty certain payments due on the Class A Certificates;

WHEREAS, ATAX desires to cause the Class A Certificates to be sold to investors and to have Freddie Mac guaranty payments due on the Class A Certificates and to have the Sponsor retain the Class B Certificates;

WHEREAS, ATAX will gain substantial benefit by causing the Sponsor to enter into the transactions contemplated by the Reimbursement Agreement; and

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration and the mutual terms and covenants contained herein, the parties hereto agree as follows:

Section 1. Definitions. As used in this Agreement, the following terms shall, unless the context otherwise requires, have the following meanings (such meanings to be equally applicable to the singular and plural forms of the terms defined):

"*Agreement*" means this Sale, Contribution and Assignment Agreement and all amendments hereof and supplements hereto.

"*Closing Date*" means September 2, 2010.

"*Sponsor Documents*" has the meaning given to such term in the Reimbursement Agreement.

Section 2. Sale, Contribution and Assignment. For value received, ATAX does hereby, effective as of the Closing Date, sell, contribute, assign, transfer and otherwise convey, or cause to be sold, contributed, assigned, transferred and conveyed to the Sponsor, including causing assignment directly to Freddie Mac for the benefit of the Sponsor (collectively, the "Transfer"), without recourse, all right, title and interest of ATAX in and to the Bonds, all payments due thereon, all rights held by ATAX as the Bondholder Representative in, to and under the Bonds and related Bond Documents, and the proceeds of any and all of the foregoing. The Bonds will be transferred to the Sponsor in part as a sale, for an amount equal to the proceeds of the sale of the Class A Certificates minus costs of the transactions contemplated by the Sponsor Documents, including escrow and reserve funds required thereby, and in part as a capital contribution.

The Sponsor hereby accepts the Transfer of the Bonds. Simultaneously with the Transfer, the Sponsor is depositing the Deposited Assets with Freddie Mac as contemplated by the Reimbursement Agreement.

Section 3. Assignment Procedures. ATAX, on or before the Closing Date, shall cause each series of Bonds, identified by CUSIP number, which are in definitive or certificated form and representing all Bonds of such series outstanding to be physically delivered to or at the direction of the Sponsor, indorsed (or accompanied by bond powers indorsed) to the Sponsor or in blank by the current registered owner thereof and, as applicable, certified by an appropriate medallion seal, and (ii) each series of Bonds, identified by CUSIP number, which are registered on the book-entry system of The Depository Trust Company ("DTC") and representing all Bonds of such series outstanding to be transferred

pursuant to appropriate transfer instruments or instructions via the DTC securities settlement, delivery and payment system to or for the account of the Sponsor or such other account as directed by the Sponsor.

Section 4. Representations and Warranties of ATAX. ATAX hereby represents and warrants to the Sponsor that as of the Closing Date:

(i) ***Due Authorization, Execution and Validity***. This Agreement has been duly authorized by ATAX, is valid and binding agreement of ATAX, and is enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratoriums, liquidation or readjustment of debt or similar laws affecting the enforcement of creditors' rights generally and as may be limited to the effect of general principles of equity.

(ii) ***Organization and Existence***. ATAX (i) is a limited partnership duly organized and existing pursuant to the laws of the State of Delaware, (ii) has the corporate power and authority to own its properties and to carry on its business as now being conducted and as contemplated hereby, and (iii) has the corporate power and authority to execute and perform all of its undertakings hereunder.

(iii) ***No Violation***. The execution and performance by ATAX of this Agreement (i) will not violate in any material respect or, as applicable, have not violated in any material respect any provision of any law, rule or regulation binding upon ATAX or any order of any court or other agency or government having jurisdiction over ATAX, and (ii) will not violate in any material respect, or as applicable, have not violated in any material respect any provision of any indenture, agreement or other instrument to which ATAX is a party or is otherwise subject, or result in the creation or imposition of any lien, charge or encumbrance of any nature except, in each case, as contemplated by the Sponsor Documents or this Agreement or as would not reasonably be expected to have a material adverse effect on ATAX's ability to perform its respective obligations hereunder or under the ATAX Documents.

(iv) ***Fair Value***. ATAX has received reasonably equivalent value and fair consideration for the Bonds that it assigned to the Sponsor.

(v) ***Good Title; Absence of Liens; Security Interest***. Immediately prior to the transfer to the Sponsor, ATAX is the owner of, and has good and marketable title to, the Bonds that it assigned to the Sponsor free and clear of all liens, and has full right, corporate power and lawful authority to assign, transfer and pledge such Bonds.

(vi) ***Solvency; Fraudulent Conveyance***. ATAX is solvent and will not be rendered insolvent by the transactions contemplated by the Transaction Documents and, after giving effect to such transactions, ATAX will not be left with an unreasonably small amount of capital with which to engage in its business. ATAX does not intend to incur, or believes that it has incurred, debts beyond its ability to pay such debts as they mature. ATAX does not contemplate the commencement of insolvency, bankruptcy, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of ATAX or any of its assets. ATAX is not transferring (or causing to be transferred) the Bonds to the Sponsor and is not causing any affiliate of ATAX to transfer any Bonds to the Sponsor, and is not causing the Sponsor to transfer any Bonds to Freddie Mac, all as contemplated by the Sponsor Documents, with any intent to hinder, delay or defraud any of ATAX's or its affiliates' creditors.

(vii) ***Bonds***. With respect to the Bonds ATAX makes the representations and warranties set forth in Section 2.1 of the Reimbursement Agreement, as if such representations and warranties are set forth herein.

Section 5. Representations and Warranties of the Sponsor. The Sponsor hereby represents and warrants to ATAX that as of the Closing Date:

(i) ***Due Authorization, Execution and Validity***. This Agreement has been duly authorized by the Sponsor, is valid and binding agreement of the Sponsor, and is enforceable in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratoriums, liquidation or readjustment of debt or similar laws affecting the enforcement of creditors' rights generally and as may be limited to the effect of general principles of equity.

(ii) ***Organization and Existence***. The Sponsor (i) is a limited liability company duly organized and existing pursuant to the laws of the State of Delaware, (ii) has the power and authority to own its properties and to carry on its business as now being conducted and as contemplated hereby, and (iii) has the power and authority to execute and perform all of its undertakings hereunder.

(iii) ***No Violation***. The execution and performance by the Sponsor of this Agreement (i) will not violate in any material respect or, as applicable, have not violated in any material respect any provision of any law, rule or regulation binding upon the Sponsor or any order of any court or other agency or government having jurisdiction over the Sponsor, and (ii) will not violate in any material respect, or as applicable, have not violated in any material respect any provision of any indenture, agreement or other instrument to which the Sponsor is a party or is otherwise subject, or result in the creation or imposition of any lien, charge or encumbrance of any nature except, in each case, as contemplated by the Sponsor Documents or this Agreement or as would not reasonably be expected to have a material adverse effect on the Sponsor's ability to perform its respective obligations hereunder or under the Sponsor Documents.

(iv) ***Solvency; Fraudulent Conveyance***. The Sponsor is solvent and will not be rendered insolvent by the transactions contemplated by the Transaction Documents and, after giving effect to such transactions, the Sponsor will

not be left with an unreasonably small amount of capital with which to engage in its business. The Sponsor does not intend to incur, or believes that it has incurred, debts beyond its ability to pay such debts as they mature. The Sponsor does not contemplate the commencement of insolvency, bankruptcy, liquidation or consolidation proceedings or the appointment of a receiver, liquidator, conservator, trustee or similar official in respect of the Sponsor or any of its assets. The Sponsor is not transferring the Bonds to Freddie Mac, all as contemplated by the Sponsor Documents, with any intent to hinder, delay or defraud any of the Sponsor's creditors.

Section 6. Characterization of Transfer. It is the express intention of the parties hereto that the Transfer of the Bonds by ATAX to the Sponsor be, and be construed as, an absolute sale and transfer to the Sponsor and not as a secured borrowing or a pledge of the Bonds by ATAX to the Sponsor to secure a debt or other obligation of ATAX. ATAX will record the transaction as a sale from ATAX to the Sponsor; provided however, that due to consolidation of the Sponsor with ATAX under GAAP, the sale transaction will be presented on the consolidated financial statements of ATAX and the Sponsor as a secured financing for GAAP and, therefore, the Class A Certificates will be reported as debt on the consolidated financial statements of ATAX. However, in the event that, notwithstanding the aforementioned intent of the parties, the Bonds are held to be property of ATAX, then, and exclusively and solely in such event, it is the express intent of the parties that such conveyance be deemed to be a pledge of the Bonds by ATAX to the Sponsor to secure a debt or other obligation of ATAX and this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York Uniform Commercial Code.

Section 7. Headings. The various headings in this Agreement are included for conveyance only and shall not affect the meaning or interpretation of any provision of this Agreement. References in this Agreement to section names or numbers are to such sections of this Agreement.

Section 8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

Section 9. Counterparts. This Agreement may be executed in two or more counterparts each of which shall be an original, but all of which together shall constitute one and the same instrument.

[signatures on next page]

IN WITNESS WHEREOF, the undersigned have caused this Sale, Contribution and Assignment Agreement to be duly executed as of the date specified above.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership
Its: Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

[SIGNATURE PAGE TO THE SALE, CONTRIBUTION

AND ASSIGNMENT AGREEMENT]

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership
Its: Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

[SIGNATURE PAGE TO THE SALE, CONTRIBUTION

AND ASSIGNMENT AGREEMENT]

SCHEDULE I

1. Texas Department of Housing and Community Affairs
Multifamily Housing Revenue Bonds
(Bella Vista Apartments)
Series 2006

2. South Carolina State Housing Finance and Development
Authority
Multifamily Rental Housing Revenue Bonds
(Bridle Ridge Apartments) Series 2008

3. Austin Housing Finance Corporation
Multifamily Housing Revenue Bonds
(Runnymede Apartments Project)
Series 2007

4. City of Maplewood, Minnesota
Multifamily Housing Revenue Bonds
(Woodlynn Village Project)
Series 2007

5. Senior Beneficial Interest Certificate
Florida Housing Finance Corporation
Multifamily Mortgage Revenue Refunding Bonds
2003 Series I
(Fairmont Oaks Apartments)

6. Senior Beneficial Interest Certificate
Florida Housing Finance Corporation
Multi-Family Housing Revenue Refunding Bonds
2001 Series G
(Lake Forest Apartments)

7. Iowa Finance Authority
Multifamily Mortgage Revenue Refunding Bonds
(The Mill Apartments Project)
Series 1999A

8. South Carolina State Housing, Finance,
and Development Authority
Multifamily Rental Housing Revenue Refunding Bonds
(Bent Tree Apartments Project)
Series 2000H-1

9. Bexar County Housing Finance Authority
Multifamily Housing Revenue Bonds
(The Villages at Lost Creek Apartments Project) Series 2006A-1

10. Strategic Housing Finance Corporation of Travis County
Multifamily Housing Mortgage Revenue Bonds
(Southpark Apartments) Series 2006

11. Ohio Housing Finance Agency
Multifamily Housing Revenue Bonds
(Foundation for Affordable Housing Portfolio Project) Series 2010A

12. South Carolina State Housing Finance and Development Authority
Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project)
Series 2005

13. The County of Lake, Illinois
Multifamily Housing Revenue Bonds
(Brookstone Apartments Project)
Series 2007

Exhibit 10.2

CUSTODY AGREEMENT

Between

ATAX TEBS I, LLC
as Depositor,

And

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.,
as Custodian

Dated as of September 1, 2010

With respect to
Custodial Receipts, Series RA and RB
relating to
the Bonds
Identified Herein

TABLE OF CONTENTS

ARTICLE VI

THE CUSTODIAN AND THE DEPOSITOR

ARTICLE VII

VOTING AND COMMUNICATION WITH HOLDERS

ARTICLE VIII

AMENDMENT AND TERMINATION

ARTICLE IX

MISCELLANEOUS

CUSTODY AGREEMENT

This CUSTODY AGREEMENT, dated as of September 1, 2010 (as amended, modified or supplemented from time to time, this "Agreement"), by and between ATAX TEBS I, LLC, a limited liability company organized and existing under the laws of the State of Delaware, in its capacity as the depositor of the municipal bonds hereinafter described (together with its permitted successors, the "Depositor"), and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., a national banking association organized and existing under the laws of the United States of America, not in its individual capacity, but solely in its capacity as the custodian for the holders from time to time of the custodial receipts hereafter described (together with any successor custodian hereunder and their respective successors and assigns, the "Custodian"),

WITNESSETH:

WHEREAS, it is desired to provide, as hereinafter set forth in this Agreement, for the delivery by, or at the direction of, the Depositor of various series of municipal bonds, and for the delivery hereunder of various series of Custodial Receipts designated RA and RB, as applicable, representing an ownership interest in such municipal bonds; and

WHEREAS, each series of Custodial Receipts designated RA and RB respectively (e.g., Series RA-1 and RB-1), together represent a 100% ownership interest in a related series of such Bonds deposited under this Agreement; and

WHEREAS, each series of Custodial Receipts designated RA are Senior Custodial Receipts and also represents a right to receive payments in right and time prior to payments on each related series of Subordinate Custodial Receipts designated RB; and

WHEREAS, a separate custodial account designated by series number as shown on Exhibit C hereto is required to be created with respect to each series of Custodial Receipts, and the Custodian is required to hold in each separate custodial account all payments or other property received with respect to the related series of Custodial Receipts or the underlying series of Bonds; and

WHEREAS, it is desired to provide, as hereinafter set forth in this Agreement, for the delivery by the Depositor of additional municipal bonds for the purposes set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants expressed herein, it is hereby agreed by and between the parties hereto as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Agreement. All initially capitalized terms included in this Agreement and not specifically defined in this Agreement shall have the meanings therefor contained in the Reimbursement Agreement.

"Agreement" shall mean this Custody Agreement as the same may be amended or supplemented from time to time as provided herein.

"Authorized Denomination" shall mean, with respect to any Senior Custodial Receipt, $5,000 or any integral multiple of $5,000 in excess thereof, and with respect to any Subordinate Custodial Receipt, shall mean $5,000 or any amount in excess thereof, subject in each case to any necessary adjustments due to partial redemptions following the initial issuance thereof.

"Beneficial Owner" shall mean any person owning Custodial Receipts through a DTC Participant or through an indirect DTC Participant as such terms are used in the rules and regulations of DTC.

"Bond Interest Payment Dates" shall mean with respect to each series of Custodial Receipts, the Bond Interest Payment Dates specified in Exhibit C hereto, or, as applicable, specified in any Notice of Deposit delivered pursuant to Section 2.01 hereof.

"Bond Principal Payment Date" shall mean the Maturity Date and the date of any redemption, purchase in lieu of redemption or payment upon acceleration of the Bonds prior to the Maturity Date.

"Bond Rate" shall mean with respect to each series of Custodial Receipts the Bond Rate specified in Exhibit C hereto or, as applicable, specified in any Notice of Deposit delivered pursuant to Section 2.01 hereof.

"Bonds" shall mean with respect to each series of Senior Custodial Receipts or Subordinate Custodial Receipts, the Bonds or, as applicable, the certificates representing ownership interests therein, specified in Exhibit C hereto, or, as applicable, specified in any Notice of Deposit delivered pursuant to Section 2.01 hereof.

"Business Day" shall mean any day other than (a) a Saturday or a Sunday, (b) a day on which commercial banks in the City of New York, New York or the city in which the principal office of the Custodian is located are required or authorized by law or executive order to be closed or are otherwise closed to the public, or (c) a day on which the New York Stock Exchange is authorized or obligated by law or executive order to be closed.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Custodial Receipt" shall mean each Senior Custodial Receipt and each Subordinate Custodial Receipt.

"Custodial Receipt Register" shall have the meaning given to such term in Section 2.03 hereof.

"Custodial Receipts Payment Date" shall mean each Business Day on which the Custodian holds amounts received by the Custodian with respect to principal or redemption price of or interest on the Bonds in immediately available funds.

"Custodian" shall have the meaning given to such term in the first paragraph hereof.

"Depositor" shall have the meaning given to such term in the first paragraph hereof.

"Designated Office" shall mean, with respect to the Custodian, an office maintained in accordance with Section 6.02(a) hereof, designated by the Custodian and located at North 20th Street, Suite 950 Birmingham, Alabama 38654.

"DTC" shall mean The Depository Trust Company (or other securities depository registered with the Securities and Exchange Commission designated by the Depositor), and its successor or successors, and its nominee or nominees.

"DTC Participant" shall mean a member of, or participant in, DTC as provided in the rules and regulations of DTC.

"Freddie Mac" shall mean the Federal Home Loan Mortgage Corporation and its successors and assigns.

"Holder" shall mean a person in whose name a Custodial Receipt is registered in the Custodial Receipt Register.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended.

"Issuer" shall mean with respect to each series of Custodial Receipts the issuer specified in Exhibit C hereto or, as applicable, specified in any Notice of Deposit delivered pursuant to Section 2.01 hereof.

"Mail" shall mean first-class mail, postage prepaid, to each Holder of Custodial Receipts at the address shown in the Custodial Receipt Register.

"Maturity Date" shall have the meaning for each series of Bonds specified on Exhibit C or given pursuant to a Notice of Deposit (subject to earlier redemption or acceleration in accordance with the terms of such Bonds).

"Notice of Deposit" shall have the meaning given to such term in Section 2.01 hereof.

"Opinion of Counsel" shall mean an opinion in writing signed by any nationally recognized firm of attorneys acceptable to the Depositor and Freddie Mac, who may, but need not be, counsel to the Depositor.

“Record Date” shall mean, with respect to any Bond Interest Payment Date, the day preceding such Bond Interest Payment Date.

“Reimbursement Agreement” shall mean the Bond Exchange, Reimbursement, Pledge and Security Agreement, dated as of September 1, 2010, between Freddie Mac and the Depositor, as amended.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Senior Custodial Receipt” shall mean each receipt designated as a “Senior Custodial Receipt, Series RA” as designated in Exhibit C, or with respect to any additional series of senior custodial receipts, as designated in the Notice of Deposit delivered pursuant to Section 2.01 hereof, evidencing an ownership interest in a Bond or Bonds of the issue and maturity specified in the definition of “Bonds” in this Section 1.01, and the right to receive principal and interest payments with respect thereto on a senior basis.

“Standard & Poor’s” shall mean Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc.

“Subordinate Custodial Receipt” shall mean each receipt designated as a “Subordinate Custodial Receipt, Series RB” as designated in Exhibit C, or with respect to any additional series of subordinate custodial receipts, as designated in the Notice of Deposit delivered pursuant to Section 2.01 hereof, evidencing an ownership interest in a Bond or Bonds of the issue and maturity specified in the definition of “Bonds” in this Section 1.01, and the right to receive principal and interest payments with respect thereto on a subordinate basis.

ARTICLE II
CUSTODY OF BONDS; DETAILS OF CUSTODIAL RECEIPTS

Section 2.01 Custody of Bonds; Execution and Delivery of Custodial Receipts.

(a) Concurrently with the execution and delivery hereof, the Depositor shall deposit with (or cause to be deposited with), if not already deposited with, and deliver to (or cause to be delivered to), if not already delivered to, the Custodian the Bonds in definitive form. Concurrently with such delivery, the Custodian, in accordance with the provisions of this Agreement, shall execute and deliver (i) the Senior Custodial Receipts to Freddie Mac or upon its written order and (ii) to the Depositor, the Subordinate Custodial Receipts, each in Authorized Denominations in the various series and having the terms designated on Exhibit C hereto, evidencing the aggregate outstanding principal amount of the Bonds so delivered to the Custodian and the right to receive principal, including redemption price, and premium, if any, and interest payments thereon pursuant to Section 5.03 hereof and as otherwise provided herein.

With the prior written consent of Freddie Mac, the Depositor may deliver one or more additional series of Bonds to the Custodian on any Business Day, upon delivery to the Custodian at least five Business Days prior to such Business Day of a written notice substantially in the form set forth in Exhibit D hereto (a “Notice of Deposit”) setting forth the series designation for the Custodial Receipts to be executed and delivered on such Business Day and the Authorized Denomination, Bond Interest Payment Dates, Bond Rate, Bonds and Issuer with respect thereto.

(b) The Custodian shall accept each series of the Bonds as Custodian for the Holders of the related series of Custodial Receipts which shall be delivered hereunder to evidence ownership interests in such Bonds and the right to receive amounts thereon and shall hold the Bonds as provided hereunder. Each Custodial Receipt shall evidence the ownership by the Holder thereof, to the extent indicated thereby, of the Bonds delivered to the Custodian with respect to such series. If the Bonds as delivered by the Depositor are not DTC eligible securities, upon the request of the Holder of the Senior Custodial Receipts, the Custodian shall cooperate with the Issuer in taking all necessary steps to convert the definitive Bonds into DTC eligible securities. Thereafter, the Bonds shall be credited to an account of the Custodian with DTC.

(c) The Custodian shall hold the Bonds delivered to it pursuant to this Agreement in custody only, identified separate and apart from the general assets of the Custodian. The Custodian shall not have the authority to assign, transfer, pledge, setoff or otherwise dispose of the Bonds, or of any interests therein, except as provided hereunder or as required by law. The Custodian, by its execution and delivery hereof, acknowledges receipt in physical form of each series of Bonds listed in Exhibit C hereto, together with executed appropriate instruments of transfer from the Depositor to the Custodian with respect thereto.

A reasonable time prior to the delivery of Bonds to the Custodian, the Depositor shall furnish the Custodian with written instructions as to the name, address and taxpayer identification number in which the Custodial Receipts shall initially be registered, the denominations in which such Custodial Receipts shall initially be recorded, the persons and addresses of such persons in whose name such Custodial Receipts are to be delivered and such other information as may be requested by the Custodian in connection with the issuance of such Custodial Receipts. Each Custodial Receipt shall evidence the ownership by the Holder thereof, to the extent indicated thereby, of the Bonds delivered in definitive form to the Custodian.

Notwithstanding anything to the contrary contained herein, the rights and interests of the Holder of a series of Subordinate Custodial Receipts hereunder shall be subordinate in right of payment and in all other respects to the rights of the Holder of the same series of Senior Custodial Receipts. The Holder of a series of Senior Custodial Receipts shall exclusively hold and have all of the rights of the holder of the related Bonds with respect to any directions, notices, consents, exercise of remedies or other actions with respect to such Bonds. No remedy shall be available to Holders of Subordinate Custodial Receipts if the Subordinate Custodial Receipts are not timely paid; provided, however, any amounts not timely paid on the Subordinate Custodial Receipts (including accruals of interest) shall remain due until paid. The Depositor acknowledges and agrees (and each holder of Subordinate Custodial Receipts, by their acceptance thereof, shall be deemed to have acknowledged and agreed) to such subordination.

Section 2.02 Form of Custodial Receipts.

(a) Each Senior Custodial Receipt shall be substantially in the form set forth in Exhibit A hereto and each Subordinate Custodial Receipt shall be substantially in the form set forth in Exhibit B hereto, in each case with such appropriate variations, omissions and insertions as may be necessary or appropriate to conform to the provisions of this Agreement. All Custodial Receipts may have endorsed thereon such letters, numbers or other marks of identification and such legends or text as may be necessary or appropriate to conform to any applicable rules and regulations of any governmental authority or of any securities exchange on which the Custodial Receipts may be listed or any usage or requirement of law with respect thereto. The Depositor shall furnish the Custodian with all information necessary for the completion of any legend on the Custodial Receipts required by the federal income taxation or securities laws or regulations and for the completion of any forms determined by the Depositor to be required to be furnished to Holders or the Internal Revenue Service by such laws or regulations to the extent such information is obtainable at the time of original issuance of Custodial Receipts.

(b) Custodial Receipts shall be authenticated by the Custodian by the manual or facsimile signature of a duly authorized signatory of the Custodian. No Custodial Receipt shall be entitled to any benefits under this Agreement or be valid or obligatory for any purpose, unless it shall have been authenticated by the Custodian by the manual or facsimile signature of a duly authorized signatory. The Custodian shall record in the Custodial Receipt Register each Custodial Receipt so signed and delivered as herein provided.

Section 2.03 Registration and Registration of Transfer and Exchange of Custodial Receipts.

(a) The Custodian shall keep at its designated office in Birmingham, Alabama, a register (the "Custodial Receipt Register") in which, subject to such reasonable regulations as it may prescribe, the Custodian shall provide for the registration and the registration of transfers or exchanges of Custodial Receipts. Transfers of ownership of the Custodial Receipts shall be recorded by the Custodian in the Custodial Receipt Register.

(b) Subject to the provisions of Section 2.08 upon surrender for registration of transfer of any Custodial Receipt at the Custodian's Designated Office, the Custodian shall execute and deliver, in the name of the designated transferee or transferees, one or more new Custodial Receipts of any Authorized Denominations of the same series and seniority and of like aggregate principal amount, and evidencing, in the aggregate, the same beneficial ownership interest in the Bonds; provided, however, that the Subordinate Custodial Receipts may be transferred in whole but not in part and only with the prior written consent of Freddie Mac.

(c) At the option of the Holder, Senior Custodial Receipts may be exchanged for other Senior Custodial Receipts of any Authorized Denominations of same series and seniority and of like aggregate principal amount, and evidencing, in the aggregate, the same beneficial ownership interest in the Bonds, upon surrender of the Custodial Receipts to be exchanged to the Custodian's Designated Office. Subordinate Custodial Receipts may only be outstanding in a single certificate.

(d) Each Custodial Receipt and all ownership interests therein issued upon any registration of transfer or exchange of any Custodial Receipt shall evidence ownership, in accordance with the terms of such Custodial Receipt, of the related series of Bonds, the right to receive principal, including redemption price of, and premium, if any, and interest payments on such Bonds, but subject to the subordination of the related Subordinate Custodial Receipts to the related Senior Custodial Receipts as herein provided. Each Custodial Receipt of the same series and seniority shall be entitled to the same benefits under this Agreement as the ownership interests in such Custodial Receipts surrendered upon such registration of transfer or exchange.

(e) Every Custodial Receipt presented for registration of transfer or for exchange shall (if so required by the Custodian) be duly endorsed by, or be accompanied by a written instrument of transfer in form satisfactory to the Custodian and duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing.

Section 2.04 Limitations on Execution and Delivery, Surrender, Registration of Transfer and Exchange of Custodial Receipts. As a condition precedent to the execution and delivery, surrender or registration of transfer or exchange of any Custodial Receipt, the Custodian may require payment, by the Holder requesting such action, of the then applicable service charge of the Custodian and of a sum sufficient for reimbursement of any tax or other governmental charge with respect thereto, may require the production of proof reasonably satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Custodian may reasonably establish consistent with the provisions of this Agreement.

Section 2.05 Mutilated, Destroyed, Lost or Stolen Custodial Receipts. In case any Custodial Receipt shall be mutilated, the Custodian in its discretion may execute and deliver a Custodial Receipt of like form, tenor and seniority, and in the same denomination and bearing a number not contemporaneously outstanding, in exchange and substitution for such mutilated Custodial Receipt. In case any Custodial Receipt shall be destroyed, lost or stolen, the Custodian may execute and deliver a Custodial Receipt of like form, tenor and seniority, and in the same denomination and bearing a number not contemporaneously outstanding, in lieu of and in substitution for such destroyed, lost or stolen Custodial Receipt, only upon (i) the filing by the Holder thereof with the Custodian of evidence satisfactory to the Custodian of the destruction, loss or theft of such Custodial Receipt and of the authenticity of such Holder's ownership thereof, and (ii) the furnishing to the Custodian of reasonable security and/or indemnification satisfactory to it. All expenses and charges associated with such security and/or indemnity and with the preparation, execution and delivery of a new Custodial Receipt shall be borne by the Holder of the Custodial Receipt mutilated, destroyed, lost or stolen.

Section 2.06 Ownership of Custodial Receipts. The Custodian and the Depositor and any of their respective agents may treat the person in whose name any Custodial Receipt is registered on the Custodial Receipt Register, including, without limitation, DTC or its nominee, as the owner of such Custodial Receipt for the purpose of receiving distributions of principal and interest on or purchase price in respect of, such Custodial Receipt, and for all other purposes whatsoever, whether or not such Custodial Receipt is overdue, and, to the extent permitted by law, neither the Custodian, the Depositor nor any such agent shall be affected by notice to the contrary.

Section 2.07 Subsequent Establishment of Book-Entry Only System for Senior Custodial Receipts.

(a) Initially, the Custodial Receipts shall be delivered in the form of physical certificates, provided Freddie Mac as Holder of the Senior Custodial Receipts may direct that the Custodian establish a book-entry only system of registration for the Senior Custodial Receipts through the facilities of DTC, in which case, the Senior Custodial Receipts will be registered in the name of Cede & Co., as the nominee of DTC. (The Depositor shall be responsible for any costs in connection with the establishment of such book-entry only system for the Senior Custodial Receipts.) Transfers of beneficial ownership interests in the Senior Custodial Receipts which are registered in the name of Cede & Co. will be accomplished by book entries made by DTC and in turn by the DTC Participants who act on behalf of the Beneficial Owners of Senior Custodial Receipts. Notwithstanding the foregoing, each series of Subordinate Custodial Receipts may only be issued in physical certificated form and shall not be in the book-entry only system.

(b) At any time the Senior Custodial Receipts are registered in the name of DTC or its nominee to establish a book-entry system of registration, neither the Custodian, Freddie Mac, the Depositor, nor any of their respective affiliates shall have any responsibility or obligation with respect to:

(i) the accuracy of the records of DTC or any DTC Participant with respect to any beneficial ownership interest in the Senior Custodial Receipts;

(ii) the delivery to any DTC Participant, any Beneficial Owner or any other person, other than DTC, of any notice with respect to the Senior Custodial Receipts;

(iii) the payment to any DTC Participant, any Beneficial Owner or any other person, other than DTC, of any amount distributable with respect to the Senior Custodial Receipts; or

(iv) the failure of DTC to effect any transfer.

(c) So long as the Senior Custodial Receipts are registered in the name of DTC or its nominee, the Custodian may treat DTC as, and deem DTC to be, the absolute owner of the Senior Custodial Receipts for all purposes whatsoever, including without limitation:

(i) the payment of distributions to Holders of the Senior Custodial Receipts;

(ii) giving notices of redemption, tender and other matters with respect to the Senior Custodial Receipts;

(iii) registering transfers with respect to the Senior Custodial Receipts; and

(iv) the selection of Senior Custodial Receipts for redemption or tender.

(d) If at any time following the establishment of a book-entry system for the Senior Custodial Receipts, DTC notifies the Custodian that it is unwilling or unable to continue as Securities Depository with respect to the Senior Custodial Receipts, or if at any time DTC shall no longer be registered or in good standing under the Securities Exchange Act or other applicable statute or regulation and a successor Securities Depository is not appointed by Freddie Mac as Holder of the Senior Custodial Receipts within ninety (90) days after it receives notice or becomes aware of such condition, as the case may be, or if the Freddie Mac as Holder of the Senior Custodial Receipts determines that it is in its best interest to obtain the Senior Custodial Receipts in certificated form, then the Custodian shall execute and deliver physical certificates representing the Senior Custodial Receipts in exchange for the global certificates which shall be registered in the name of Freddie Mac or upon its order.

Section 2.08 Limitations on Transfer.

(a) Neither the Custodial Receipts nor any interest therein may be transferred or resold (i) except as permitted under the Securities Act pursuant to registration or an exemption therefrom or (ii) to a transferee that is an employee benefit plan (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan as defined in Section 4975(e)(1) of the Code, or an entity whose underlying assets include the assets of any such plan by reason of a plan's investment in the entity, or otherwise or (iii) to a transferee that is not a "qualified purchaser" as defined in Section 2(a)(51) of the Investment Company Act. The Subordinate Custodial Receipts can only be held by a single Holder and can only be transferred with the consent of Freddie Mac.

(b) For the purpose of monitoring compliance with the foregoing restrictions, each transferee of a Custodial Receipt or a beneficial interest therein (other than Freddie Mac) shall deliver a completed and duly executed purchaser's letter to the Custodian in the form attached hereto as Exhibit E-1, or in the case of a trust which the Depositor has formed, Exhibit E-2 (each, a "Purchaser's Letter"). Any Purchaser's Letter shall be available for inspection by the Depositor during normal business hours. The Depositor and the Custodian may rely conclusively upon the information contained in any such Purchaser's Letter in the absence of actual knowledge to the contrary. In connection with any transfer, Custodian shall be provided with an unqualified Opinion of Counsel to the effect that such transfer may be effected without registration under the Securities Act or the registration requirements of any person under the Investment Company Act.

(c) All Custodial Receipts shall bear legends stating that they have not been registered under the Securities Act and are subject to the transfer requirements described in Section 2.08(a) and (b) hereof. By purchasing a Custodial Receipt or any interest therein, each purchaser shall be deemed to have agreed to these transfer requirements.

(d) The Custodial Receipts and related documentation including this Agreement may be amended or supplemented from time to time by the Depositor (with the prior written consent of Freddie Mac) to modify the restrictions on and procedures for resale and other transfers of the Custodial Receipts and interests therein to reflect any change in applicable law or regulation (or the interpretation thereof) or in practices relating to the resale or other transfer of restricted securities generally if the Depositor, the Custodian and Freddie Mac shall have received an Opinion of Counsel to the effect that such amendment or supplement is necessary or appropriate.

(e) In order to preserve the exemption for resales and transfers provided by Rule 144A under the Securities Act, the Depositor shall provide to any Holder of a Custodial Receipt and any prospective purchaser designated by such Holder, upon request of such Holder or such prospective purchaser, such information which is reasonably available to the Depositor and required by Rule 144A as will enable the resale of such Custodial Receipt to be made pursuant to Rule 144A. In addition (with the prior written consent of Freddie Mac, the Depositor may from time to time modify the foregoing restrictions on resale and other transfers (including the form of Purchaser's Letter), without the consent but upon notice to the Holders of the Custodial Receipts, in order to reflect any amendment to Rule 144A or change in the interpretation thereof or practices there under if the Depositor, Custodian and Freddie Mac shall have received an Opinion of Counsel to the effect that such amendment or supplement is necessary or appropriate.

Section 2.09 Surrender of Custodial Receipts and Withdrawal of Bonds. At any time a Holder may withdraw a series of Bonds from the custody of this Agreement by surrendering all of the related Senior Custodial Receipts and Subordinate Custodial Receipts, with the assignment fully completed, at the Designated Office (including where the Depositor is the Holder of a Senior Custodial Receipt due to a Release Event funded by the Sponsor pursuant to the Reimbursement Agreement). At the time of such surrender, the Custodian shall, without unreasonable delay, either deliver such Bonds, with all necessary endorsements, to such Holder or upon request of the Holder, the Custodian will register such Bonds in the name of such person; provided that the Custodian may require payment of a sum sufficient for reimbursement of any tax or other governmental charge with respect thereto. Upon delivery of such Bonds by the Custodian to such Holder, the Bonds shall cease to be entitled to the benefit of this Agreement and the Custodian shall have no further obligation to the Holder with respect thereto.

Section 2.10 Withdrawal of Bonds Due to Certain Events

(a) In addition to any other rights granted to Holders of Senior Custodial Receipts pursuant to this Agreement, in the event (i) a Senior Custodial Receipt ever receives less than a full payment on any related bond payment date, (ii) a separate Release Event not including a payment default has occurred with respect to a series of underlying Bonds and Freddie Mac as Holder of the related series of Senior Custodial Receipts has exercised its right to cause a Release Event of such Senior Custodial Receipt which Release Event is funded by Freddie Mac pursuant to the Reimbursement Agreement, or (iii) an "Event of Default" has occurred and is continuing under the Reimbursement Agreement, then the Custodian shall, upon written direction from Freddie Mac as holder of the applicable Senior Custodial Receipts, release and deliver all the related Bonds from the custody of this Agreement to Freddie Mac and shall assign (pursuant to such documentation requested by Freddie Mac) all of its rights, title and interests in such Bonds to Freddie Mac. Upon receipt of such Bonds pursuant to the foregoing, Freddie Mac shall have the right (in its sole discretion) to exercise any and all rights and remedies as the sole holder of such Bonds under the related Bond Documents and Bond Mortgage Documents, including, but not limited to, the right to foreclose on the related mortgage. Any proceeds resulting from Freddie Mac's exercise of its rights and remedies with respect to a series of Bonds pursuant to this Section 2.10(a) shall be used first to reimburse Freddie Mac in full for any unpaid amounts then owed Freddie Mac in connection with any such Bonds (including any costs or expenses of collection or enforcement associated with the taking of any such remedial actions) or otherwise owed in connection with any such Release Event or Event of Default under the Reimbursement Agreement. Any amounts remaining after Freddie Mac's reimbursement in accordance with the foregoing sentence shall be distributed by Freddie Mac to the Depositor.

(b) The Depositor acknowledges and agrees (and each holder (including holders of a beneficial interest) of Subordinate Custodial Receipts, by their acceptance thereof, shall be deemed to have acknowledged and agreed) that Freddie Mac shall have the right to direct the removal of Bonds from the custody of this Agreement pursuant to this Section 2.10. The Depositor hereby appoints (and each holder shall be deemed to have appointed) Freddie Mac as its attorney-in-fact, with full authority in the place and stead of the Depositor and in the name of the Depositor, from time to time in Freddie Mac's discretion, to take any action and to execute any instrument which Freddie Mac may reasonably deem necessary or advisable to accomplish the purposes of this Section 2.10. The power of attorney established pursuant to this Section 2.10 shall be deemed coupled with an interest and shall be irrevocable.

Section 2.11 Exchange of Villages at Lost Creek Custodial Receipts. In the event the Custodian receives from the Administrator or Freddie Mac the Senior Custodial Receipt designated RA-7-2 (the "RA-7-2 Senior Custodial Receipt") in connection with a Release Event directed by Freddie Mac in accordance with Section 3.24 of the Reimbursement Agreement, the Custodian shall promptly cancel and destroy the RA-7-2 Senior Custodial Receipt and shall simultaneously issue to the Depositor a new Subordinate Custodial Receipt to be designated RB-7-2 (the "RB-7-2 Subordinate Custodial Receipt") in substantially the form attached hereto as Exhibit B (which RB-7-2 Subordinate Receipt shall be in form satisfactory to Freddie Mac). The RB-7-2 Subordinate Receipt shall be issued in an original principal amount equal to the outstanding principal balance of the delivered RA-7-2 Senior Custodial Receipt and shall represent a subordinate ownership interest in the underlying Villages at Lost Creek Bonds subject in all respects to the terms of this Agreement, including those governing Subordinate Custodial Receipts.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01 Representations of the Depositor. The Depositor hereby represents to the Custodian and for the benefit of the Holders that:

(a) The Depositor has been duly organized and is validly existing and in good standing as a limited liability company under the laws of the State of Delaware, with power and authority and all governmental licenses, authorizations, consents and approvals required to execute and deliver this Agreement, perform its obligations hereunder and perform the transactions contemplated herein.

(b) The execution, delivery and performance by the Depositor of this Agreement, the transfer of the Bonds by the Depositor to the Custodian, the consummation by the Depositor of the transactions herein contemplated, and the fulfillment of the terms of this Agreement are and will be within the legal power of the Depositor, have been duly authorized by the Depositor and do not and will not (i) violate or contravene any judgment, injunction, order or decree binding upon the Depositor, (ii) violate, contravene or constitute a default under any provision of the Depositor's organizational documents, (iii) conflict with, result in a breach, violation or acceleration of, or constitute a default under, the terms of any indenture or other agreement or instrument to which the Depositor is a party or by which it is bound or any statute or regulation applicable to the Depositor or (iv) result in the creation or imposition of any lien, charge or encumbrance upon any properties of the Depositor pursuant to the terms of any indenture, agreement or instrument.

(c) There is no action, suit or proceeding before or by any court or governmental agency or body now pending or, to the best knowledge of the Depositor, threatened against the Depositor which would have a material and adverse effect on the transactions contemplated hereby or the ability of the Depositor to perform its obligations hereunder.

(d) No consent, approval, authorization or order of, or filing with, any court or regulatory, supervisory or governmental agency or body is required to be obtained or made by the Depositor in connection with (i) the execution and delivery by the Depositor of this Agreement or (ii) the consummation by the Depositor of the transactions contemplated by this Agreement, including the transfer of the Bonds to the Custodian.

(e) This Agreement constitutes the legal, valid and binding obligation of the Depositor enforceable against the Depositor in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency or other similar laws affecting creditors' rights generally or by the exercise of judicial discretion in accordance with general principles of equity.

(f) Immediately prior to transfer of the Bonds to the Custodian, (i) the Depositor will have been the sole owner of and held good and marketable title to the Bonds, free and clear of any claim, lien, mortgage, pledge, charge, security interest, counterclaim or other encumbrance, (ii) the Depositor has not sold, assigned or pledged any of its interest in the Bonds to any Person other than the Custodian and has not entered into any agreement to effect such a sale, assignment or pledge (other than this Agreement), and (iii) that upon such delivery, the Depositor releases all right, title and interest in and to such Bonds.

(g) The Depositor is solvent and no transfer of Bonds to the Custodian in the manner contemplated by this Agreement (i) will cause the Depositor to become insolvent or (ii) is intended by the Depositor to hinder, delay or defraud any of its creditors.

(h) The consideration (including the Subordinate Custodial Receipt) received by the Depositor and the considerations set forth in the Reimbursement Agreement in connection with each transfer of Bonds to the Custodian constitutes fair consideration and reasonably equivalent value for such transfer and the obligations of the Depositor under this Agreement.

(i) The consummation of the transactions contemplated by this Agreement (and each agreement executed and delivered by the Depositor in connection herewith) is in the ordinary course of business of the Depositor, and the transfer, assignment and conveyance of the Bonds by the Depositor to the Custodian pursuant to this Agreement are not subject to the bulk transfer or any similar statutory provisions in effect in any applicable jurisdiction.

(j) The Depositor has provided notice to each applicable Owner (as defined in the Reimbursement Agreement) in a form satisfactory to Freddie Mac that the Bonds have been transferred to the Custodian in exchange for Senior Custodial Receipts and Subordinate Custodian Receipts.

Section 3.02 Representations and Warranties of the Custodian. The Custodian represents and warrants to the Depositor and for the benefit of the Holders that:

(a) The Custodian is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America with full power and authority and all governmental licenses, authorizations, consents and approvals required to carry on its trust business as now conducted and to execute and deliver this Agreement, perform its obligations hereunder and perform all transactions contemplated hereby.

(b) Other than as might occur by reason of its duties as Custodian under this Agreement, the Custodian is not "affiliated," as such term is defined in Rule 405 under the Securities Act, with the Depositor.

(c) The execution, delivery and performance by the Custodian of this Agreement, and the execution and delivery of the Custodial Receipts by the Custodian pursuant to this Agreement, are within the corporate power of the Custodian, have been duly authorized by all necessary corporate action on the part of the Custodian and do not and will not (i) violate or contravene any judgment, injunction, order or decree binding on the Custodian, (ii) violate, contravene or constitute a default under any provision of the organizational documents of the Custodian, (iii) violate, contravene or constitute a default under any agreement or instrument to which the Custodian is a party or by which it is bound or any statute or regulation applicable to the Custodian or (iv) result in the creation or imposition of any lien, charge or encumbrance attributable to the Custodian on the Bonds and not permitted by the transactions contemplated by this Agreement.

(d) No consent, approval, authorization or order of, or filing with, any court or regulatory, supervisory or governmental agency or body is required to be obtained or made by the Custodian in connection with (i) the execution, delivery and performance by the Custodian of this Agreement, (ii) the execution and delivery of the Custodial Receipts by the Custodian pursuant to this Agreement, or (iii) the consummation by the Custodian of the transactions contemplated hereby.

(e) This Agreement constitutes the legal, valid and binding obligation of the Custodian enforceable against the Custodian in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally or by the exercise of judicial discretion in accordance with general principles of equity.

Section 3.03 Assignment of Bonds.

(a) The Depositor conveys and transfers to the Custodian, without recourse, for the benefit of the Holders and Beneficial Owners of each applicable series of Custodial Receipts, all of its right, title and interest in, to and under the related Bonds and all related moneys and securities from time to time held by the Custodian hereunder, free and clear of all claims, liens, security interests and encumbrances.

(b) The Depositor hereby irrevocably assigns, conveys and transfers to Freddie Mac as Holder of the Senior Custodial Receipts, without recourse, all rights related to the Bonds underlying the Custodial Receipts that an owner or holder of a Bond underlying such Custodial Receipts may have under the related Bond documents to vote, to consent, to act or to direct the Bond trustee to act, including the power to direct remedial actions subsequent to an event of default on the Bonds.

ARTICLE IV
CERTAIN OBLIGATIONS OF HOLDERS OF CUSTODIAL RECEIPTS

Section 4.01 Filing Proofs, Certificates and Other Information. Any Holder presenting Custodial Receipts for payment or for registration of transfer or exchange may be required (a) to file proof of residence, its taxpayer identification number, or other information, (b) to execute such certificates, and (c) to make such representations and warranties, in each case as the Custodian may reasonably deem necessary or proper. The Custodian may withhold the delivery or delay the surrender, registration of transfer or exchange of any Custodial Receipt until such information is provided, such certificates are executed or such representations and warranties are made.

Section 4.02 Payment of Transfer Taxes or Other Governmental Charges. If any transfer tax or other governmental charge shall become payable by or on behalf of the Custodian, including any transfer tax or charge required to be withheld from any payment made to or by the Custodian under the provisions of any applicable law with respect to the Bonds or any Custodial Receipt, such transfer tax or governmental charge shall be payable by the Holders of the Custodial Receipts, and may be so withheld by the Custodian from any amount payable to such Holder hereunder. The surrender, registration of transfer or exchange of any Custodial Receipt may be refused until such payment is made.

ARTICLE V
PRINCIPAL AND INTEREST; REDEMPTION

Section 5.01 Application of Moneys on Payment Dates.

(a) On each Custodial Receipts Payment Date, the Custodian shall pay amounts received by the Custodian as principal or redemption price (as defined with respect to such Bonds) of and interest on the Bonds, from the Issuer thereof or any other entity obligated to make payments to such Issuer (or its trustee or other applicable fiduciary) with respect to the Bonds, to the Holders of the Custodial Receipts of the applicable series evidencing ownership of such Bonds. The foregoing notwithstanding, if amounts received by and on deposit with the Custodian with respect to any series of Bonds are insufficient on any Custodial Receipts Payment Date to make all payments then due and owing on the related series of the Senior Custodial Receipts, then the Custodian shall make no payment to the Holders of the related series of Subordinate Custodial Receipts from such amounts on deposit with the Custodian unless and until all amounts due to the Holders of such Senior Custodial Receipts on such Custodial Receipts Payment Date have been paid in full.

The Subordinate Custodial Receipts shall be and are hereby subordinated in priority and in right and time of payment to all amounts currently due and payable to the Holders of the Senior Custodial Receipts of the applicable series evidencing ownership of the same Bonds. Payment of a series of Subordinate Custodial Receipts shall be made by the Custodian only from excess moneys or assets not required to pay the same series of Senior Custodial Receipts, and no payment shall be due or payable on such Subordinate Custodial Receipts (and the Holders of the Subordinate Custodial Receipts, by acceptance of the Subordinate Custodial Receipts, expressly agree and acknowledge that no payment shall be due and payable on the Subordinate Custodial Receipts as described herein) (i) if the Custodian does not hold sufficient funds to make such payment or (ii) if any monies then due and payable in respect of the same series of Senior Custodial Receipts are unpaid, until such monies are paid in full.

The Holder of a series of Senior Custodial Receipts shall exclusively hold and have all of the rights of the holder of the related Bonds with respect to any directions, notices, consents, exercise of remedies or other actions with respect to such Bonds. No remedy shall be available to Holders of Subordinate Custodial Receipts if a default in payment of the Subordinate Custodial Receipts then exists; provided, however, any amounts not timely paid on the Subordinate Custodial Receipts shall remain due until paid.

(b) Each payment by the Custodian to a Holder as of the applicable Record Date of principal of and interest on Custodial Receipts shall be sent by the Custodian on each Custodial Receipts Payment Date by check Mailed to its address appearing on the Custodial Receipt Registrar on the applicable Record Date (or via electronic transfer in accordance with wiring instructions provided by such Holder), except that in the case of Freddie Mac or the Depositor, payment shall be made by wire transfer of immediately available funds to such entities pursuant to wire instructions provided thereby or as directed by Freddie Mac and the Depositor. Any such request shall remain in effect until revoked or revised by such Holder by an instrument in writing delivered to the Custodian. Custodial Receipts shall be surrendered at the Designated Office of the Custodian upon termination of this Agreement following the final Custodial Receipts Payment Date. Surrender of Custodial Receipts shall not be a condition of payment thereof.

(c) Each Custodial Receipt surrendered to the Custodian for the payment thereof shall be promptly cancelled and destroyed by the Custodian and shall no longer be outstanding for any purchase under this Agreement.

Section 5.02 Segregation of Moneys. All moneys received from the Issuer or otherwise by the Custodian in respect of a series of Bonds shall be held by it (i) in trust for the benefit of the Holders of the related series of Custodial Receipts and (ii) uninvested without interest in separate accounts designated to match the related series of Custodial Receipts until required to be disbursed in accordance with the provisions of this Agreement or as otherwise required by law and such moneys will be segregated from the general assets of the Custodian and from any other money held by the Custodian by separate recordation on the books and records of the Custodian. In no event shall moneys received by the Custodian on account of a series of Bonds be applied or available for any purpose for any series of Custodial Receipts other than the series of Custodial Receipts related to such series of Bonds.

Section 5.03 Redemption.

(a) If all the outstanding Bonds underlying any series of Custodial Receipts are redeemed in full in accordance with the terms of the Bonds, the Custodian, in accordance with the provisions of this Section 5.03, shall redeem in full the related series of Custodial Receipts. Upon such redemption of any Custodial Receipt, the Holder will have no right (other than claw back rights under the United States Bankruptcy Code) to receive payments after the Redemption Date, except to receive amounts payable under Section 5.01 hereof (the "Redemption Price"). Any mandatory tender of or purchase in lieu of redemption of the Bonds pursuant to the constituent bond (and, as applicable, trust) documents shall be treated by the Custodian in the same manner as a redemption of the Bonds in full. Upon any mandatory tender of or purchase in lieu of redemption of the Bonds the Custodian shall deliver such Bonds to the trustee therefor upon payment therefor.

(b) In the event of a partial redemption of the Bonds underlying any series of Custodial Receipts, the related series of Senior Custodial Receipts and Subordinate Custodial Receipts shall be redeemed on a pro rata basis, except in the event of any shortfall in payment of the scheduled principal due with respect to such series of Bonds in connection with any such partial redemption, the related Senior Custodial Receipts shall be redeemed prior to any use of such redemption payment to pay principal of the related Subordinate Custodial Receipts. In the case of a partial redemption, to the extent practical, the Custodian shall redeem Custodial Receipts so that not more than one is other than an Authorized Denomination.

(c) Notice of redemption of Custodial Receipts shall be given by the Custodian by mail to each Holder of any Custodial Receipt to be redeemed within five (5) days after notice of redemption of the underlying Bonds has been received by the Custodian. All notices of redemption shall state the date fixed for redemption of the Custodial Receipts, the place at which Custodial Receipts are to be surrendered for payment, whether the payment upon redemption includes any redemption premium and the amount thereof, that interest on amounts of Custodial Receipts redeemed will cease to accrue from and after the Redemption Date and, if less than the full principal amount of a Holder's Custodial Receipt is to be redeemed, the principal amounts of the Custodial Receipt to be redeemed, and that upon surrender of such Custodial Receipt for payment the Custodian shall deliver to, or upon written order of, such Holder a new Custodial Receipt, evidencing the amount not redeemed in Authorized Denominations (subject to Section 5.01(b) hereof with respect to payments by wire transfer).

ARTICLE VI
THE CUSTODIAN AND THE DEPOSITOR

Section 6.01 No Liability of the Custodian and the Depositor on the Bonds.

(a) The sole obligor with respect to any Bonds is the Issuer thereof or any other entity obligated to make payments to the Issuer thereof (or its trustee or other applicable fiduciary) with respect to the Bond. Neither the Custodian nor the Depositor shall have any obligation on or with respect to the Bonds (other than the obligation of the Custodian to receive and pass through payments received in respect of the Bonds and except as set forth in Section 7.03 with respect to voting and other actions). The obligations of the Depositor and the Custodian with respect to Custodial Receipts shall be solely as set forth in this Agreement and as provided by applicable law, and neither the Depositor nor the Custodian shall have any obligation to make any payment on or in respect of the Custodial Receipts (other than the Custodian's aforesaid obligation to receive and pass through payments thereon). The Custodian shall be responsible for performing such duties and only such duties as are specifically set forth in this Agreement and no implied covenants, duties or obligations (whether of a fiduciary nature or otherwise) shall be read into this Agreement or implied in law or equity against the Custodian.

(b) Neither the Custodian nor the Depositor is authorized to proceed against the Issuer in the event of a default or to assert the rights and privileges of Holders of Custodial Receipts and neither has any duty to do so, except that the Custodian upon being furnished indemnity reasonably satisfactory to it, subject to the terms of this Agreement, at the request of any Holder of a Custodial Receipt (but at the expense and risk of the Holder), shall take such action as it is directed to take by such Holder, in its capacity as Custodian and as the registered owner or nominal holder and custodian of the Bond to which the Custodial Receipt relates, including to proceed directly and individually against the Issuer of the Bonds or any other entity obligated to make payments to the Issuer thereof (or its trustee or other applicable fiduciary) with respect to the Bonds. The foregoing shall not impair any rights a Holder (including Freddie Mac), or the Depositor may have to take such actions directly if any such parties subsequently become the holder of Bonds.

(c) Neither the Custodian nor the Depositor shall be under any obligation whatsoever to appear in, prosecute or defend any action, suit or other proceeding in respect of the Bonds or the Custodial Receipts, except as specifically provided herein.

Section 6.02 Maintenance of Offices and Agencies by the Custodian. Until termination of this Agreement in accordance with its terms, the Custodian shall maintain (a) facilities in Birmingham, Alabama, for the execution and delivery, payment, surrender and registration of transfer and exchange of Custodial Receipts, all in accordance with the provisions of this Agreement, and (b) such other agents, if any, according to the terms and conditions as to which the Custodian and the Depositor, with the consent of the Holder of the Senior Custodial Receipts, may agree from time to time.

Section 6.03 Prevention or Delay in Performance by the Custodian or the Depositor. Neither the Custodian nor the Depositor shall incur any liability to any Holder of any Custodial Receipt, if by reason of any provision of any present or future law, or regulation thereunder, any decree, order or act or refusal to act of any governmental authority, or by any reason of any act of God or war or other circumstance beyond the control of the relevant party, the Custodian or the Depositor shall be prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall be done or performed; and neither the Custodian nor the Depositor shall incur any liability to any Holder of a Custodial Receipt by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which the terms of this Agreement provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

Section 6.04 Obligations of the Custodian.

(a) The Custodian assumes no obligation nor shall be subject to any liability under this Agreement to Holders of Custodial Receipts, other than by reason of willful misconduct, bad faith or gross negligence in the performance of such duties as are specifically set forth in this Agreement. No provision of this Agreement shall require the Custodian to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(b) The Custodian shall not be liable to any Holder of any Custodial Receipt for any action or non-action by it in reliance upon the advice of or information from legal counsel or accountants. The Custodian may conclusively rely and shall be fully protected in acting upon any written notice, request, direction or other document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c) Except for the authority and authenticity of any signatures of signatories of the Custodian appearing on the Custodial Receipts, the Custodian makes no representations as to the validity or sufficiency of the Custodial Receipts, as to the validity, sufficiency, worth or tax exempt status of the Bonds.

(d) The Custodian may consult with counsel of its selection and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reasonable reliance thereon.

(e) The Custodian may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

Section 6.05 Resignation and Removal of the Custodian; Appointment of Successor Custodian.

(a) The Custodian may at any time resign as Custodian hereunder by written notice of its election to do so, delivered to the Depositor and Freddie Mac, and such resignation shall take effect upon the appointment of a successor Custodian and its acceptance of such appointment as hereinafter provided; provided, however, that, in the event of such resignation, the Custodian shall reimburse the Depositor for any fees or charges previously paid to the Custodian in respect of duties not yet performed under this Agreement which remain to be performed by a successor Custodian.

(b) The Depositor may, with the prior written consent of Freddie Mac, at any time remove the Custodian with or without cause as Custodian hereunder by written notice of its election to do so, delivered to the Custodian as provided in Section 9.01 hereof, and such removal shall take effect upon the appointment of a successor Custodian by the Depositor and its acceptance of such appointment as provided in the succeeding paragraphs. No successor Custodian shall be appointed hereunder without the prior written consent of Freddie Mac, and if an “Event of Default” is existing under the Reimbursement Agreement, Freddie Mac shall have the sole right to remove and appoint a Custodian under this Agreement.

(c) In case at any time the Custodian acting hereunder notifies the Depositor and Freddie Mac that it elects to resign or is incapable of acting hereunder or the Depositor notifies the Custodian and Freddie Mac that it elects to remove the Custodian as Custodian, the Depositor with the consent of Freddie Mac shall, within ninety (90) days after the delivery of the notice of resignation or removal, appoint a successor Custodian, which shall be a bank with trust powers or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $100,000,000 or whose obligations hereunder are guaranteed by a person whose capital and surplus or net worth is at least that amount. If no successor Custodian has been appointed as successor Custodian within ninety (90) days after the Custodian has give written notice of its election to resign or the Depositor has given written notice to the Custodian of its election to remove the Custodian, as the case may be, the Custodian may petition any court of competent jurisdiction for the appointment of a successor Custodian. Every successor Custodian shall execute and deliver to its predecessor and to the Depositor an instrument in writing accepting its appointment hereunder and shall notify the Depositor and Freddie Mac of its Designated Office, and thereupon such successor Custodian, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor and for all purposes shall be the Custodian under this Agreement, and such predecessor, upon payment of all sums due it and on the written request of the Depositor, shall execute and deliver an instrument transferring to such successor all rights, obligations and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Bonds and parts thereof to such successor Custodian. Any successor Custodian shall promptly give notice of its appointment to the Holders of Custodial Receipts for which it is successor Custodian as provided in Section 9.01 hereof.

(d) Any corporation into or with which the Custodian may be merged, consolidated or converted or to which it shall transfer all or substantially all of its corporate trust business shall be the successor of such Custodian without the execution or filing of any document or any further act; provided such successor is a bank with trust powers or trust company having its principal office in the United States of America that satisfies the financial criteria for a successor custodian set forth in Section 6.05(c) hereof..

Section 6.06 Fees; Costs and Expenses. The Custodian hereby acknowledges that it has made arrangements satisfactory to it with affiliate(s) of the Depositor for payment of its fees, costs and expenses for serving as Custodian hereunder, as well as for any other costs or expenses owed by the Depositor hereunder. The Custodian further acknowledges that it has no lien or any right of set-off against any Bonds held hereunder (or payments received thereon) with respect to the payment of such costs, fees and expenses.

Section 6.07 Obligations of the Custodian. The Custodian shall designate to the Depositor its Designated Office, if different from the address set forth in this Agreement, by a written instrument delivered to the Depositor and shall make such arrangements as are necessary to:

(a) provide for registration of transfer of Custodial Receipts pursuant to the terms of this Agreement;

(b) keep such books and records as shall be consistent with this Agreement and with prudent corporate trust practice; and

(c) subject to Section 7.02 hereof, give such notices to Holders, including, but not limited to any notice communicated by any obligor, paying agent or trustee for the Bonds, and to perform such duties of the Custodian as are specifically set forth herein with respect to Custodial Receipts.

(d) provide a monthly report to Freddie Mac, Director of Multifamily Loan Accounting, on or prior to 10th day of each month listing the following:

(i) unpaid principal balance of each series of Senior Custodial Receipts and Subordinate Custodial Receipts and the underlying Bonds;

(ii) principal balance of cash held in accounts related to each series of Senior Custodial Receipts and Subordinate Custodial Receipts.

The Custodian may fulfill its obligations under subsection (d) by providing Freddie Mac electronic access to the electronic files and accounts related to each series of Subordinate Custodial Receipts.

ARTICLE VII
VOTING AND COMMUNICATION WITH HOLDERS

Section 7.01 Voting and Consents. In the event of any action requiring the vote, consent, direction, approval or other involvement of the registered owners of any Bonds, the Custodian shall deliver to Freddie Mac as Holder of the Senior Custodial Receipts its proxy or request for direction with respect to such action, returnable to the Custodian, who shall act solely in accordance with the proxy or direction received from Freddie Mac (provided Freddie Mac may delegate its response to such proxy or request to its Servicer by written notice provided to the Custodian).

Section 7.02 Reports and Notices from Custodian to Holders.

(a) The Custodian shall promptly forward copies of any and all notices, reports and information received by the Custodian as a registered owner of the Bonds to the Depositor and Freddie Mac. The Custodian shall take reasonable steps to request that copies of any and all such notices, reports and information obtained by the trustee for the Bonds with respect to the obligor on the Bonds and the project financed thereby be forwarded to the Custodian as such registered owner of the Bonds.

(b) The Custodian shall also furnish upon request of the Depositor or Freddie Mac, a list of the names, addresses and such other matters contained in the Custodial Receipt Register as the Depositor or Freddie Mac may request. The Depositor or Freddie Mac, as appropriate, shall pay to the Custodian any reasonable or customary charge for the furnishing of the requested information.

(c) The Custodian shall give notice to Freddie Mac of each of the following events, at least fifteen (15) days prior to the effective date of such event (provided that, if the Custodian itself receives less than fifteen (15) days prior notice of the effectiveness of such event, no later than the Business Day following receipt by the Custodian of notice thereof): (i) any amendment, modification or adjustment of this Agreement or (ii) any assignment of this Agreement to a successor Depositor pursuant to Section 9.10.

Section 7.03 Voting and Other Actions of Bonds.

(a) In the event that the Custodian receives a timely written request from an obligor, trustee or servicer in respect of the Bonds for its consent to any amendment, modification, waiver or other action modifying any Bonds or any document relating thereto, or receives any other written solicitation for any action with respect to any Bonds, or in the event the Custodian, as registered owner of the Bonds, is entitled to direct certain actions under the Bonds or the documents relating thereto, the Custodian shall provide notice of such proposed direction, amendment, modification, waiver or solicitation to Freddie Mac as Holder of the Senior Custodial Receipts and the Depositor within two (2) Business Days following receipt thereof (all such notices shall be given by email at the addresses shown in Section 9.01 promptly followed by overnight delivery of the same). The Custodian shall request instructions from Freddie Mac as Holder of the Senior Custodial Receipts as to whether or not to give such direction or to consent to or vote to accept such amendment, modification, waiver or solicitation. The Custodian shall consent or vote, or refrain from consenting or voting, in accordance with the instructions given, or not given, by Freddie Mac as Holder of the Senior Custodial Receipts (provided Freddie Mac may delegate the giving of such instructions to its Servicer by written notice to the Custodian and the Depositor).

(b) Except as set forth in Section 7.03(a), the Custodian shall not take any action as the nominal holder or owner of any of the Bonds, either alone or as part of a group of holders or owners of such Bonds, except in accordance with the affirmative written direction of Freddie Mac as Holder of the Senior Custodial Receipts.

(c) The Custodian shall have no liability for any failure to act resulting from the late return of, or failure to return, any such request for instruction sent by the Custodian to Freddie Mac as Holder of the Senior Custodial Receipts.

(d) Upon receipt of notice of any default on the Bonds from any obligor, trustee or servicer for the Bonds, the Custodian shall promptly give notice of such default to Freddie Mac as Holder of the Senior Custodial Receipts and to the Depositor. Such notice shall set forth (i) the date and nature of such default, (ii) the amount of principal and the amount of interest to which such default relates or if such default is a nonpayment default, the nature of such default, and (iii) any other information which the Custodian deems appropriate. The Custodian shall not be deemed to have notice of any such default unless the Custodian has actual knowledge thereof or unless written notice of such a default is received by the Custodian.

(e) If any action to be taken by the trustee for the Bonds in connection with a default on the Bonds, including, without limitation, the determination to accelerate the Bonds, requires the vote, consent or other direction from the owners of such Bonds, the Custodian shall so vote, consent or otherwise direct solely as directed in writing by Freddie Mac as Holder of the Senior Custodial Receipts as provided in Section 7.03(a).

ARTICLE VIII
AMENDMENT AND TERMINATION

Section 8.01 Amendment. The form of the Custodial Receipts and any provisions of this Agreement may at any time and from time to time be amended by agreement between the Depositor and the Custodian but only with the prior written consent of Freddie Mac, in any respect which the Custodian and the Depositor may deem necessary or desirable; provided that (i) the Custodian shall give notice to the Holders of any such amendment prior to the effectiveness of such amendment, in accordance with Section 7.02(c) hereof, (ii) the Custodian shall have received an opinion of nationally recognized bond or tax counsel to the effect that the proposed amendment will not adversely affect the federal tax opinion delivered in respect of the Custodial Receipts on the date of issuance thereof; and (iii) in no event, without the consent of the Holders of all affected Custodial Receipts shall any such amendment adversely affect the rights of the Holder of any Custodial Receipt to receive a pass-through of timely payments of principal and redemption price (including premium, if any) of and interest on the related series of Bonds or otherwise materially prejudice any substantial existing right of any such Holder.

Section 8.02 Termination.

(a) This Agreement shall terminate on the date on which no Custodial Receipts remain outstanding hereunder.

(b) If, upon termination hereof, funds for payment have been made available in accordance herewith and any Custodial Receipts have not been surrendered (when and if required hereunder) for payment following any Custodial Receipts Payment Date, this Agreement shall nonetheless terminate and the Custodian shall not perform any further acts under this Agreement in respect of such Custodial Receipts, except that the Custodian shall hold the funds available for such payment, without liability for interest, for first, the pro rata benefit of the Holders of any series of Senior Custodial Receipts which have not theretofore been surrendered for payment and second, the pro rata benefit of the Holders of the related series of Subordinate Custodial Receipts which have not theretofore been surrendered for payment, unless otherwise required by applicable law.

(c) Upon the termination of this Agreement, the Depositor shall be discharged from all obligations under this Agreement except for its obligations to the Custodian under Section 6.06 and 6.07 hereof.

ARTICLE IX
MISCELLANEOUS

Section 9.01 Notices.

(a) Any and all notices to be given shall be deemed to have been duly given if personally delivered or sent by mail or telecopy confirmed by letter addressed as follows:

if to the Depositor: ATAX TEBS I, LLC
1004 Farnam Street, Suite 400
Omaha, Ne 68102
Attention: Chad L. Daffer
Facsimile: (402) 930-3047
Telephone: (402) 930-3085

With a copy to:
Thomas Mcleay, Esq., General Counsel
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
Attention: Chad L. Daffer
Phone: 402.930.3085
Fax: 402.930.3047

with a copy to:
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
Attention: Patricia A. Burdyny
Facsimile: (402) 346-1148
Telephone: (402) 346-6000

if to the Custodian: The Bank of New York Mellon Trust Company, N.A.
North 20th Street, Suite 950
Birmingham, Alabama 35203
Attention: Carmen Kilgore
Telephone: (205) 214-0229
Facsimile: (205) 328-3986
E-mail: Carmen.kilgore@bnymellon.com

if to Freddie Mac: Federal Home Loan Mortgage Corporation
8100 Jones Branch Drive
McLean, VA 22102
Attention: Loan Servicing Director, Mail Stop B4Q
Facsimile: (703) 714-3273
Telephone: (703) 714-2000

with a copy to: Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102
Attention: Associate General Counsel
Multifamily Legal Department, Mail Stop 204
Facsimile: (703) 903-2885
Telephone: (703) 903-2000

with a copy to: Federal Home Loan Mortgage Corporation
8100 Jones Branch Drive
McLean, VA 22102
Attention: Director of Multifamily Loan Servicing, Mail Stop B4F
Facsimile: (703) 714-3003
Telephone: (703) 903-2000

or, in each case, to such other place as such person may have designated in writing to the other parties.

(b) Except as otherwise provided herein, all notices to be given to any Holder shall be deemed to have been duly given, whether or not received, if given by first-class mail, postage prepaid, to each Holder at such Holder's address as it appears in the Custodial Receipt Register. Neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 9.02 Payment on Non-Business Days. Notwithstanding any other provision herein, in any case where a Custodial Receipts Payment Date is not a Business Day, payment of the Custodial Receipts need not be made on such date but shall be made on the next succeeding Business Day with the same force and effect as if made on the date scheduled for payment and no additional interest shall accrue on the Custodial Receipt as a result of such later payment.

Section 9.03 Severability. Any provision of this Agreement or the Custodial Receipts that is prohibited, unenforceable or not authorized in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition, unenforceability or lack of authorization without invalidating the remaining provisions hereof or thereof or affecting the validity, unenforceability or legality of such provision in any other jurisdiction.

Section 9.04 Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which, when so executed and delivered, shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Copies of this Agreement shall be filed with the Custodian and shall be open to inspection during business hours at the Custodian's Designated Office by any Holder of a Custodial Receipt.

Section 9.05 Exclusive Benefit of Parties and Holders of Custodial Receipts; Effective Date. This Agreement is for the exclusive benefit of the parties hereto and their respective successors hereunder; Freddie Mac and the Holders or Beneficial Owners of the Custodial Receipts shall be express third party beneficiaries hereof. Except as described in the preceding sentence, this Agreement shall not be deemed to give any legal or equitable right, remedy or claim to any other person whatsoever. The Holders or Beneficial Owners from time to time shall be beneficiaries of this Agreement and shall be bound by all the terms and conditions hereof and of the Custodial Receipts by acceptance of delivery thereof. This Agreement shall become effective upon its execution and delivery by the parties hereto, and upon the receipt by the Custodian of the Bonds deposited concurrently therewith.

Section 9.06 Rights of Holders or Beneficial Owner. The parties hereto agree that the Custodian is acting on behalf of the Holders or Beneficial Owners of the Custodial Receipts and that such Holders or Beneficial Owners retain beneficial interests in the rights and obligations created hereby. Accordingly, in the event that (i) any party hereunder defaults in the performance of any action required on its part to be taken hereunder and such default materially adversely affects any Holder or Beneficial Owner of a Custodial Receipt, and (ii) such Holder or Beneficial Owner notifies such party of such default and such party shall thereafter fail or refuse to take such action or remedy such default, then such Holder or Beneficial Owner may individually proceed to take any action with respect to such defaulting party as it deems necessary to compel compliance with the provisions hereof.

Section 9.07 Governing Law. This Agreement and the Custodial Receipts shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles.

Section 9.08 Headings. The headings of articles and sections in this Agreement and in the form of the Custodial Receipts set forth in Exhibit A and Exhibit B hereto have been inserted for convenience only and are not to be regarded as a part of this Agreement or to have any bearing upon the meaning or interpretation of any provision contained herein or in the Custodial Receipts.

Section 9.09 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CUSTODIAL RECEIPTS OR THE TRANSACTION CONTEMPLATED HEREBY.

Section 9.10 Tax Election. Each Holder of Custodial Receipts acknowledges and agrees that, for federal, state and local income tax purposes, each related series of Senior Custodial Receipts and the corresponding series of Subordinate Custodial Receipts, and the custodial arrangement applicable thereto as provided herein, will be treated as a separate partnership in which such Holder is a partner. Each Holder of Custodial Receipts authorizes the Sponsor, the Custodian and Freddie Mac to take the necessary steps to make a "monthly closing election" on behalf of each such partnership in accordance with IRS Revenue Procedure 2003-84, in which case each Holder of Custodial Receipts will be deemed to have consented to such election. No Person is authorized to elect to have any series of Senior Custodial Receipts and the corresponding series of Subordinate Custodial Receipts, and the custodial arrangement applicable thereto as provided herein, classified as a corporation (or association) for federal or any applicable state or local income tax purposes.

Section 9.11 Successor Depositor. Subject to the prior consent of the Custodian and Freddie Mac, such consent not to be unreasonably withheld, the Depositor may assign its rights and obligations under this Agreement to a successor depositor.

Section 9.12 Rights of Freddie Mac Following Transfer. Notwithstanding any other provision of this Agreement, at any time following Freddie Mac's transfer of ownership of any series of Senior Custodial Receipts, all of its rights and benefits as Holder thereof as indicated herein with respect to the series of related Bonds (including but not limited to all rights to give directions, give or receive notices or consents, direct or vote or otherwise control the exercise the remedies upon a bond default or take any other action with respect to such series of Bonds) shall terminate (other than its rights to receive any payment due with respect to such series of Senior Custodial Receipts prior to such transfer), and thereafter all such rights and benefits shall vest in the transferee of such series of Senior Custodial Receipts, as the new Holder thereof (or in the case of multiple transferees, in the Holder of the majority principal amount of such series of Senior Custodial Receipts).

Section 9.13 Force Majeure. In no event shall the Custodian be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Custodian shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

IN WITNESS WHEREOF, the parties hereto have caused this Custody Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first above written.

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership, Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

(Signature Page to Custody Agreement)

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By: /s/ Carmen Kilgore
Carmen Kilgore
Vice President

(Signature Page to Custody Agreement)

EXHIBIT A

FORM OF SENIOR CUSTODIAL RECEIPT

THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT NOR ANY INTEREST THEREIN MAY BE TRANSFERRED OR RESOLD (A) EXCEPT AS PERMITTED UNDER THE SECURITIES ACT PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM, OR (B) TO A TRANSFEREE THAT IS AN EMPLOYEE BENEFIT PLAN (WITHIN THE MEANING OF SECTION 3(3) OF ERISA) THAT IS SUBJECT TO TITLE I OF ERISA, A PLAN AS DEFINED IN SECTION 4975(E)(1) OF THE CODE, OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE THE ASSETS OF ANY SUCH PLAN BY REASON OF A PLAN'S INVESTMENT IN THE ENTITY, OR OTHERWISE OR (C) TO A TRANSFEREE THAT IS NOT A "QUALIFIED PURCHASER" AS DEFINED IN SECTION 2(A)(51) OF THE INVESTMENT COMPANY ACT. THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THE CUSTODY AGREEMENT (AS DEFINED BELOW).

FOR PAYMENTS DUE WITH RESPECT TO
THE BONDS INDICATED BELOW
SENIOR CUSTODIAL RECEIPT, SERIES RA-[]

relating to:

$[_____]
[NAME OF ISSUER]
[NAME OF BONDS]

NUMBER: CR-______ PRINCIPAL AMOUNT:$________

CUSTODIAL RECEIPT CUSIP NO.:__________BOND CUSIP NO.:_____________

BOND RATE: %______ BOND MATURITY:____________

BOND INTEREST PAYMENT DATES:_________________________

REGISTERED OWNER:______________________________

The Registered Owner or registered assigns, is the owner of this Senior Custodial Receipt (the "Senior Custodial Receipt") evidencing beneficial ownership interest in the above-referenced portion of the principal of the above-named municipal obligations (the "Bonds"), together with the interest payments thereon accruing from and including September 1, 2010 at the Bond Rate, on the indicated payment dates, and subject to certain rights as set forth below. The Bonds are being held by The Bank of New York Mellon Trust Company, N.A., as custodian (together with any successor custodian and their respective successors and assigns, the "Custodian") pursuant to the terms of a Custody Agreement, dated as of September 1, 2010 (as amended, modified or supplemented from time to time, the "Custody Agreement"), between ATAX TEBS I, LLC (the "Depositor"), and the Custodian. This Senior Custodial Receipt is subject to the provisions of and is entitled to the benefits of the Custody Agreement, including certain rights of the Depositor and Freddie Mac set forth therein, a copy of which is available for inspection by the Holder hereof at the designated corporate trust office of the Custodian in Birmingham, Alabama. A Subordinate Custodial Receipt, Series RB-[__], representing an interest in a portion of the interest on and a principal amount of the Bonds and certain other rights, has also been issued under the Custody Agreement. The Senior Custodial Receipt and the rights of the Holders hereof are senior to the rights of the Holders of the Subordinate Custodial Receipts, subject in all respects to the terms of the Custody Agreement (including, without limitation, the right of the Holder to receive and retain payments under the Subordinate Custodial Receipts so long as the Senior Custodial Receipts are being paid currently).

The Bonds evidenced by this Senior Custodial Receipt shall be held in custody by the Custodian. Principal and interest payments on such Bonds are payable to the Holder in the manner set forth in the Custody Agreement.

As provided in the Custody Agreement and subject to certain limitations therein set forth, the transfer of this Senior Custodial Receipt is registrable in the Senior Custodial Receipt Register, upon surrender of this Senior Custodial Receipt for registration of transfer at the designated office of the Custodian in Birmingham, Alabama, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Custodian duly executed by the Holder or such Holder's attorney duly authorized in writing, together with cash in the amount required by the Custody Agreement, and thereupon one or more new Senior Custodial Receipts of the Authorized Denominations and evidencing the same aggregate principal amount of the Bonds will be issued to the designated transferee or transferees.

As provided in the Custody Agreement and subject to certain limitations therein set forth, Senior Custodial Receipts are exchangeable for Senior Custodial Receipts of a like aggregate principal amount of the Senior Custodial Receipts of a different Authorized Denomination, as requested by the Holder surrendering the same.

For any such registration of transfer or exchange, the Custodian may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Senior Custodial Receipt for registration of transfer, the Custodian and any agent of the Custodian may treat the person in whose name this Senior Custodial Receipt is registered as the owner hereof for all purposes, whether or not this Senior Custodial Receipt is overdue, and neither the Custodian nor any such agent shall be affected by notice to the contrary.

In the event of any conflict between the terms of this Custodial Receipt and the terms of the Custody Agreement, the terms of the Custody Agreement shall control.

This Senior Custodial Receipt shall not be valid or become obligatory for any purpose unless and until duly executed by manual signature.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Custodian

By:
Authorized Signatory

Date Issued: ____________

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto
(Name, Address and Taxpayer Identification Number of Assignee)

all its right, title and interest in and to the within Custodial Receipt and hereby irrevocably constitutes and appoints ____________________ attorney to register the transfer of the within Custodial Receipt on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:_________________

Signature(s) Guaranteed:

____

Notice: Signature(s) must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Custodian, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Custodian in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Signature:

____

Notice: The signature on this assignment must correspond with the name as written upon the face of this Custodial Receipt in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B

FORM OF SUBORDINATE CUSTODIAL RECEIPT

THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT NOR ANY INTEREST THEREIN MAY BE TRANSFERRED OR RESOLD (A) EXCEPT AS PERMITTED UNDER THE SECURITIES ACT PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM, OR (B) TO A TRANSFEREE THAT IS AN EMPLOYEE BENEFIT PLAN (WITHIN THE MEANING OF SECTION 3(3) OF ERISA) THAT IS SUBJECT TO TITLE I OF ERISA, A PLAN AS DEFINED IN SECTION 4975(E)(1) OF THE CODE, OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE THE ASSETS OF ANY SUCH PLAN BY REASON OF A PLAN'S INVESTMENT IN THE ENTITY, OR OTHERWISE OR (C) TO A TRANSFEREE THAT IS NOT A "QUALIFIED PURCHASER" AS DEFINED IN SECTION 2(A)(51) OF THE INVESTMENT COMPANY ACT. THE SECURITIES REPRESENTED BY THIS CUSTODIAL RECEIPT ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THE CUSTODY AGREEMENT (AS DEFINED BELOW).

THIS SUBORDINATE CUSTODIAL RECEIPT AND THE RIGHTS OF THE HOLDERS HEREOF ARE SUBORDINATE IN ALL RESPECTS TO THE RIGHTS OF THE HOLDERS OF THE SENIOR CUSTODIAL RECEIPTS, SUBJECT IN ALL RESPECTS TO THE TERMS OF THE CUSTODY AGREEMENT.

FOR PAYMENTS DUE WITH RESPECT TO
THE BONDS INDICATED BELOW

SUBORDINATE CUSTODIAL RECEIPT, SERIES RB-[]

relating to:

$[_____]
[NAME OF ISSUER]
[NAME OF BONDS]

NUMBER: CR-______ PRINCIPAL AMOUNT:$________

CUSTODIAL RECEIPT CUSIP NO.:__________BOND CUSIP NO.:_____________

BOND RATE: %______ BOND MATURITY:____________

BOND INTEREST PAYMENT DATES: ____________________

REGISTERED OWNER: ______________________________

THE REGISTERED OWNER OR REGISTERED ASSIGNS, IS THE OWNER OF THIS SUBORDINATE CUSTODIAL RECEIPT (THE "SUBORDINATE CUSTODIAL RECEIPT") EVIDENCING A SUBORDINATE BENEFICIAL OWNERSHIP INTEREST IN THE ABOVE-REFERENCED PORTION OF THE PRINCIPAL OF THE ABOVE-NAMED MUNICIPAL OBLIGATIONS (THE "BONDS"), TOGETHER WITH THE INTEREST PAYMENTS THEREON ACCRUING FROM AND INCLUDING SEPTEMBER 1, 2010 AT THE BOND RATE, ON THE INDICATED PAYMENT DATES, AND SUBJECT TO CERTAIN RIGHTS AS SET FORTH BELOW. THE BONDS ARE BEING HELD BY THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., AS CUSTODIAN (TOGETHER WITH ANY SUCCESSOR CUSTODIAN AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, THE "CUSTODIAN") PURSUANT TO THE TERMS OF A CUSTODY AGREEMENT, DATED AS OF SEPTEMBER 1, 2010 (AS AMENDED, MODIFIED OR SUPPLEMENTED FROM TIME TO TIME, THE "CUSTODY AGREEMENT"), BETWEEN ATAX TEBS I, LLC (THE "DEPOSITOR"), AND THE CUSTODIAN. THIS SUBORDINATE CUSTODIAL RECEIPT IS SUBJECT TO THE PROVISIONS OF AND IS ENTITLED TO THE BENEFITS OF THE CUSTODY AGREEMENT, INCLUDING CERTAIN RIGHTS OF THE DEPOSITOR AND FREDDIE MAC SET FORTH THEREIN, A COPY OF WHICH IS AVAILABLE FOR INSPECTION BY THE HOLDER HEREOF AT THE DESIGNATED CORPORATE TRUST OFFICE OF THE CUSTODIAN IN BIRMINGHAM, ALABAMA. A SENIOR CUSTODIAL RECEIPT, SERIES RA-[__], REPRESENTING AN INTEREST IN A PORTION OF THE INTEREST ON AND A PRINCIPAL AMOUNT OF THE BONDS AND CERTAIN OTHER RIGHTS, HAS ALSO BEEN ISSUED UNDER THE CUSTODY AGREEMENT. THE SENIOR CUSTODIAL RECEIPT AND THE RIGHTS OF THE HOLDERS THEREOF ARE SENIOR TO THE RIGHTS OF THE HOLDERS OF THE SUBORDINATE CUSTODIAL RECEIPTS, SUBJECT IN ALL RESPECTS TO THE TERMS OF THE CUSTODY AGREEMENT (INCLUDING, WITHOUT LIMITATION, THE RIGHT OF THE HOLDER TO RECEIVE AND RETAIN PAYMENTS UNDER THE SUBORDINATE CUSTODIAL RECEIPTS SO LONG AS THE SENIOR CUSTODIAL RECEIPTS ARE BEING PAID CURRENTLY).

The Bonds evidenced by this Subordinate Custodial Receipt shall be held in custody by the Custodian. Principal and interest payments on such Bonds are payable to the Holder in the manner set forth in the Custody Agreement.

As provided in the Custody Agreement and subject to certain limitations therein set forth, the transfer of this Subordinate Custodial Receipt is registrable in the Subordinate Custodial Receipt Register, upon surrender of this Subordinate Custodial Receipt for registration of transfer at the designated office of the Custodian in Birmingham, Alabama, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Custodian duly executed by the Holder or such Holder's attorney duly authorized in writing, together with cash in the amount required by the Custody Agreement, and thereupon one or more new Subordinate Custodial Receipts of the Authorized Denominations and evidencing the same aggregate principal amount of the Bonds will be issued to the designated transferee or transferees.

As provided in the Custody Agreement and subject to certain limitations therein set forth, Subordinate Custodial Receipts are exchangeable for Subordinate Custodial Receipts of a like aggregate principal amount of the Subordinate Custodial Receipts of a different Authorized Denomination, as requested by the Holder surrendering the same.

For any such registration of transfer or exchange, the Custodian may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Subordinate Custodial Receipt for registration of transfer, the Custodian and any agent of the Custodian may treat the person in whose name this Subordinate Custodial Receipt is registered as the owner hereof for all purposes, whether or not this Subordinate Custodial Receipt is overdue, and neither the Custodian nor any such agent shall be affected by notice to the contrary.

In the event of any conflict between the terms of this Custodial Receipt and the terms of the Custody Agreement, the terms of the Custody Agreement shall control.

This Subordinate Custodial Receipt shall not be valid or become obligatory for any purpose unless and until duly executed by manual signature.

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Custodian

By:
Authorized Signatory

Date Issued: ____________

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto
(Name, Address and Taxpayer Identification Number of Assignee)

all its right, title and interest in and to the within Custodial Receipt and hereby irrevocably constitutes and appoints ____________________ attorney to register the transfer of the within Custodial Receipt on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:________________

Signature(s) Guaranteed:	Signature:
____________________________________	___________________________________
Notice: Signature(s) must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Custodian, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Custodian in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.	Notice: The signature on this assignment must correspond with the name as written upon the face of this Custodial Receipt in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT C-1

SENIOR CUSTODIAL RECEIPTS, SERIES RA

ISSUER	UNDERLYING BONDS	CUSTODIAL RECEIPT DESIGNATION	ORIGINAL PRINCIPAL AMOUNT	MATURITY DATE	BOND INTEREST PAYMENT DATES	INTEREST RATE (%)
Iowa Finance Authority	Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	RA-1	$4,805,000	December 1, 2025	First day of each month	6.25
Texas Department of Housing and Community Affairs	Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	RA-2	$5,510,000	April 1, 2046	April 1 and October 1	6.15
South Carolina State Housing Finance and Development Authority	Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	RA-3	$7,160,000	December 15, 2030	First day of each month	6.25
The County of Lake, Illinois	Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	RA-4	$6,763,000	May 1, 2040	First day of each month	5.445
South Carolina State Housing Finance and Development Authority	Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	RA-5	$7,832,000	March 1, 2049	First day of each month	6.15
Florida Housing Finance Corporation	Senior Beneficial Ownership Interest Certificate relating to Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	RA-6	$8,930,000	December 1, 2031	First day of each month	6.25
Bexar County Housing Finance Authority	Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RA-7-1	9,635,000	June 1, 2041	June 1 and December 1	6.25
Bexar County Housing Finance Authority	Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RA-7-2	6,420,000	June 1, 2041	June 1 and December 1	6.25
City of Maplewood, Minnesota	Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	RA-8	$3,933,000	November 1, 2042	May 1 and November 1	6.00

EXHIBIT C-2

SUBORDINATE CUSTODIAL RECEIPTS, SERIES RB

ISSUER	UNDERLYING BONDS	CUSTODIAL RECEIPT DESIGNATION	ORIGINAL PRINCIPAL AMOUNT	MATURITY DATE	BOND INTEREST PAYMENT DATES	INTEREST RATE (%)
Iowa Finance Authority	Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	RB-1	$563,000	December 1, 2025	First day of each month	6.25
Texas Department of Housing and Community Affairs	Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	RB-2	$1,185,000	April 1, 2046	April 1 and October 1	6.15
South Carolina State Housing Finance and Development Authority	Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	RB-3	$603,000	December 15, 2030	First day of each month	6.25
The County of Lake, Illinois	Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	RB-4	$2,814,794	May 1, 2040	First day of each month	5.445
South Carolina State Housing Finance and Development Authority	Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	RB-5	$880,029	March 1, 2049	First day of each month	6.15
Florida Housing Finance Corporation	Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	RB-6	$388,000	December 1, 2031	First day of each month	6.25
Bexar County Housing Finance Authority	Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RB-7	$2,445,000	June 1, 2041	June 1 and December 1	6.25
City of Maplewood, Minnesota	Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	RB-8	$603,000	November 1, 2042	May 1 and November 1	6.00

EXHIBIT D

FORM OF NOTICE OF DEPOSIT

[DATE]

The Bank of New York Mellon Trust Company, N.A.,
as Custodian
North 20th Street, Suite 950
Birmingham, Alabama 38654

Ladies and Gentlemen:

This notice is delivered pursuant to Section 2.01 of the Custody Agreement, dated as of September 1, 2010 (as amended, restated and/or supplemented from time to time, the "Custody Agreement"), between the undersigned, as Depositor, you, as Custodian and others.

On [____________], 200[____] [a Business Day at least five Business Days after the date of this Notice], the undersigned will deliver the following additional Bonds.

Set forth below is the information concerning such Bonds as required by Section 2.01 of the Custody Agreement and attached hereto is the consent of Freddie Mac required thereby:

Authorized Denomination:	$[ ]
Bond Interest Payment Dates:	[ ]
Bond Rate:	[ ]
Bonds:	[ ]
Issuer:	[ ]

[Remainder of page intentionally left blank]

The Custodian shall accept such Bonds pursuant to the Custody Agreement and shall execute and deliver a Senior Custodial Receipt, Series RA-[___] [and a Subordinate Custodial Receipt, Series RB-[__]] in accordance therewith.

ATAX TEBS I, LLC, AS DEPOSITOR

By:

Authorized Signatory

EXHIBIT E-1

FORM OF PURCHASER’S LETTER
(other than for Depositor-Formed Trust)

TO BE SUBMITTED TO THE CUSTODIAN

PURCHASER’S LETTER
Relating to Private Placement of
Custodial Receipts

[______________], 200[____]

The Bank of New York Mellon Trust Company, N.A.,
as Custodian

Re: $[_______], [Senior/Subordinate] Custodial Receipts, Series R[A][B]-[_____]

Ladies and Gentlemen:

1. This letter applies to the above-referenced series of Custodial Receipts (the “Receipts”), which are issued pursuant to a Custody Agreement, dated as of September 1, 2010 (as amended, restated and/or supplemented from time to time, the “Custody Agreement”), between ATAX TEBS I, LLC, as Depositor (the “Depositor”) and The Bank of New York Mellon Trust Company, N.A., as Custodian (the “Custodian”). Capitalized terms not defined herein shall have the meaning assigned to them in the Custody Agreement.

2. The Undersigned (hereinafter “we” or the “Undersigned”) agrees that this letter shall apply to all transfers by us of Receipts and beneficial interests in Receipts including sales of and offers to sell Receipts and beneficial interest in Receipts and any voluntary or involuntary transfer, pledge, assignment or other disposition of Receipts (hereinafter collectively “Transfers” or to “Transfer”). We agree that:

(a) Transfers of Receipts and beneficial interests in Receipts by us shall be made only in the Authorized Denominations set forth in the Custody Agreement,

(b) we will only Transfer Receipts and beneficial interests therein held by us from time to time subject to and in accordance with the restrictions imposed by the Custody Agreement and any other transfer restrictions or other related procedures as described in the Custody Agreement,

(c) we will make Transfers of Receipts and we will permit the Transfers of beneficial interests in Receipts only to a purchaser or transferee that has signed and delivered to the Custodian, a letter in form and substance substantially identical to this letter,

(d) we shall advise the Custodian of each Transfer of Receipts and beneficial interests in Receipts and the identity of each transferee,

(e) we understand that a restrictive legend will be placed on the Receipts, and

(f) no Transfer of the Receipts or beneficial interests in the Receipts may be made unless the Custodian shall consent to such Transfer.

3. We authorize and instruct our DTC Participant to disclose to the Custodian such information concerning our beneficial ownership of Receipts as the Custodian shall request.

4. This letter is not a commitment by us to purchase any Receipts.

5. Our DTC Participant with The Depository Trust Company is [give both name and number], and our taxpayer identification number is [______________].

6. We represent and agree as follows:

(a) We understand and expressly acknowledge that the Receipts have not been and will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and accordingly, that the Receipts and beneficial interests in the Receipts may not be Transferred, pledged or hypothecated unless an applicable exemption from the registration requirements of the 1933 Act and any applicable state securities laws are available.

(b) We understand that the arrangement evidenced by the Custody Agreement is not registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), but that such arrangement is exempt from registration as such by virtue of Section 3(c)(7) of the 1940 Act, which in general excludes from the definition of an investment company any issuer whose outstanding securities are beneficially owned by only "qualified purchasers" (as such term is defined in the 1940 Act) and which has not made and does not propose to make a public offering of its securities. We are a "qualified purchaser" as such term is defined in the 1940 Act and the regulations of the Securities and Exchange Commission thereunder.

(c) The Undersigned: is acquiring the Receipts or a beneficial ownership interest in the Receipts as principal for its own account for investment and not for sale in connection with any distribution thereof; was not formed solely for the purpose of investing in the Receipts; is not a (i) partnership, (ii) common trust fund, or (iii) special trust, pension fund or retirement plan in which the partners, beneficiaries or participants, as the case may be, may designate the particular investments to be made or the allocation thereof; agrees that it shall not hold such Receipts or such beneficial interest in the Receipts for the benefit of any other person and shall be the sole beneficial owner thereof for all purposes; shall not sell participation interests in the Receipts or beneficial ownership interests in the Receipts or enter into any other arrangement pursuant to which any other person shall be entitled to a beneficial interest in the distributions on the Receipts. The purchase of the amount of Receipts or beneficial interest in the Receipts indicated above (together with any other Receipts in the same series owned directly or indirectly by the purchaser) constitutes an investment of no more than 40% of the purchaser's assets.

(d) We are either "accredited investors" within the meaning of Section 501(a)(1)-(4), (7) or (8) of Regulation D under the 1933 Act (an "Accredited Investor") or "qualified institutional buyers" within the meaning of Rule 144A under the 1933 Act (a "QIB") with respect to the Receipts to be purchased by us, with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Receipts, and are able and prepared to bear the economic risk of investing in and holding such Receipts. The Undersigned will not Transfer the Receipts or permit beneficial interests in the Custodial Receipts to be transferred except to a purchaser that (i) (A) (1) is a QIB, (2) is aware that the sale of the Receipts to it is being made in reliance on the exemption from registration provided by Rule 144A under the 1933 Act and (3) is acquiring the Receipts (or beneficial interests therein) for its own account or for one or more accounts, each of which is a QIB and as to each of which the purchaser exercises sole investment discretion, or (B) (1) is an Accredited Investor and (2) is acquiring the Receipts for its own account, and (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Receipts and such purchaser and any accounts for which it is acting are each able to bear the economic risk of the purchaser's or account's the investment.

(e) Neither we nor anyone acting on our behalf has offered or sold or will offer or sell any Receipt or beneficial interest therein by means of any form of general solicitation or general advertising or has taken or will take any action that would constitute a distribution of a Receipt or beneficial interest therein under the 1933 Act, would render the disposition of a Receipt or a beneficial interest therein a violation of Section 5 of the 1933 Act or any state or other securities law or would require registration or qualification pursuant thereto.

(f) We have received a copy of the Custody Agreement, and to the extent we have required additional documents or information concerning the Receipts or the securities underlying the Receipts, we have obtained such other documents or information.

(g) We are not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act ("ERISA")) that is subject to Title I of ERISA, a plan as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, or an entity whose underlying assets include the assets of any such plan by reason of a plan's investment in the entity, or otherwise.

(h) We acknowledge that we will treat the custodial arrangement established with respect to each series of Receipts as a partnership for federal, state and local income tax purposes and that we intend and expect to be treated as a partner for such purposes. We acknowledge that no Person is authorized under Treas. Reg. Section 301.7701-3(c) or any applicable state or local law to have the custodial arrangement established with respect to each series of Receipts classified as a corporation for federal, state or local income tax purposes. We consent to an election under Revenue Procedure 2003-84 (or any successor Revenue Procedure or other guidance issued by the Internal Revenue Service) to account for items of Receipts tax-exempt income, taxable income (if any), gain, loss and deduction on the basis of a monthly closing of the books, and agrees to comply with the alternative reporting requirements prescribed by Revenue Procedure 2003-84, if such election is made.

(i) The Undersigned acknowledges that the foregoing are ongoing representations and hereby agrees to notify the Custodian in writing if it becomes aware that any of the representations are no longer accurate.

7. This letter shall be for the benefit of the Custodian, any DTC Participant through which the Undersigned holds Receipts, DTC, the Depositor and any transferor to or transferee from the Undersigned. We recognize that such parties will rely upon the truth and accuracy of the representations and agreements set forth in this letter and we agree that each of our purchases of Receipts now or in the future shall be deemed to constitute our concurrence in and ratification of the entire contents of this letter and shall apply equally to any such subsequent purchase.

Date: [___________]

(Name of Purchaser)

Mailing Address of Purchaser:

________________________________ By:_________________________________

_________________________________ Printed Name:________________________

__________________________________ Title:_______________________________

[Custodial Receipts, Series [RA/RB]-[_______]]

EXHIBIT E-2

FORM OF PURCHASER'S LETTER

(Depositor-Formed Trust)

TO BE SUBMITTED TO THE CUSTODIAN

PURCHASER'S LETTER
Relating to Private Placement of
Custodial Receipts

[______________], 200[____]

The Bank of New York Mellon Trust Company, N.A.,
as Custodian

Re: $[_______], [Senior/Subordinate] Custodial Receipts, Series R[A][B]-[_____]

Ladies and Gentlemen:

1. This letter applies to the above-referenced series of Custodial Receipts (the "Receipts"), which are issued pursuant to a Custody Agreement, dated as of September 1, 2010 (as amended, restated and/or supplemented from time to time, the "Custody Agreement"), between ATAX TEBS I, LLC, as Depositor (the "Depositor") and The Bank of New York Mellon Trust Company, N.A., as Custodian (the "Custodian"). Capitalized terms not defined herein shall have the meaning assigned to them in the Custody Agreement.

2. The Undersigned (hereinafter "we" or the "Undersigned") agrees that this letter shall apply to all transfers by us of Receipts and beneficial interests in Receipts including sales of and offers to sell Receipts and beneficial interest in Receipts and any voluntary or involuntary transfer, pledge, assignment or other disposition of Receipts (hereinafter collectively "Transfers" or to "Transfer"). We agree that:

(a) Transfers of Receipts and beneficial interests in Receipts by us shall be made only in the Authorized Denominations set forth in the Custody Agreement,

(b) we will only Transfer Receipts and beneficial interests therein held by us from time to time subject to and in accordance with the restrictions imposed by the Custody Agreement and any other transfer restrictions or other related procedures as described in the Custody Agreement,

(c) we will make Transfers of Receipts and we will permit the Transfers of beneficial interests in Receipts only to a purchaser or transferee that has signed and delivered to the Custodian, a letter in form and substance substantially identical to this letter,

(d) we shall advise the Custodian of each Transfer of Receipts and beneficial interests in Receipts and the identity of each transferee,

(e) we understand that a restrictive legend will be placed on the Receipts, and

(f) no Transfer of the Receipts or beneficial interests in the Receipts may be made unless the Custodian shall consent to such Transfer.

3. We authorize and instruct our DTC Participant to disclose to the Custodian such information concerning our beneficial ownership of Receipts as the Custodian shall request.

4. This letter is not a commitment by us to purchase any Receipts.

5. Our DTC Participant with The Depository Trust Company is [give both name and number], and our taxpayer identification number is [______________].

6. We represent and agree as follows:

(a) We understand and expressly acknowledge that the Receipts have not been and will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), or any applicable state securities laws, and accordingly, that the Receipts and beneficial interests in the Receipts may not be Transferred, pledged or hypothecated unless an applicable exemption from the registration requirements of the 1933 Act and any applicable state securities laws are available.

(b) We understand that the arrangement evidenced by the Custody Agreement is not registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), but that such arrangement is exempt from registration as such by virtue of Section 3(c)(7) of the 1940 Act, which in general excludes from the definition of an investment company any issuer whose outstanding securities are beneficially owned by only "qualified purchasers" (as such term is defined in the 1940 Act) and which has not made and does not propose to make a public offering of its securities. We are a "qualified purchaser" as such term is defined in the 1940 Act and the regulations of the Securities and Exchange Commission thereunder.

(c) [Reserved].

(d) We are either "accredited investors" within the meaning of Section 501(a)(1)-(4), (7) or (8) of Regulation D under the 1933 Act (an "Accredited Investor") or "qualified institutional buyers" within the meaning of Rule 144A under the 1933 Act (a "QIB") with respect to the Receipts to be purchased by us, with such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Receipts, and are able and prepared to bear the economic risk of investing in and holding such Receipts. The Undersigned will not Transfer the Receipts or permit beneficial interests in the Custodial Receipts to be transferred except to a purchaser that (i) (A) (1) is a QIB, (2) is aware that the sale of the Receipts to it is being made in reliance on the exemption from registration provided by Rule 144A under the 1933 Act and (3) is acquiring the Receipts (or beneficial interests therein) for its own account or for one or more accounts, each of which is a QIB and as to each of which the purchaser exercises sole investment discretion, or (B) (1) is an Accredited Investor and (2) is acquiring the Receipts for its own account, and (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Receipts and such purchaser and any accounts for which it is acting are each able to bear the economic risk of the purchaser's or account's the investment.

(e) Neither we nor anyone acting on our behalf has offered or sold or will offer or sell any Receipt or beneficial interest therein by means of any form of general solicitation or general advertising or has taken or will take any action that would constitute a distribution of a Receipt or beneficial interest therein under the 1933 Act, would render the disposition of a Receipt or a beneficial interest therein a violation of Section 5 of the 1933 Act or any state or other securities law or would require registration or qualification pursuant thereto.

(f) We have received a copy of the Custody Agreement, and to the extent we have required additional documents or information concerning the Receipts or the securities underlying the Receipts, we have obtained such other documents or information.

(g) We are not an employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act ("ERISA")) that is subject to Title I of ERISA, a plan as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, or an entity whose underlying assets include the assets of any such plan by reason of a plan's investment in the entity, or otherwise.

(h) We acknowledge that we will treat the custodial arrangement established with respect to each series of Receipts as a partnership for federal, state and local income tax purposes and that we intend and expect to be treated as a partner for such purposes. We acknowledge that no Person is authorized under Treas. Reg. Section 301.7701-3(c) or any applicable state or local law to have the custodial arrangement established with respect to each series of Receipts classified as a corporation for federal, state or local income tax purposes. We consent to an election under Revenue Procedure 2003-84 (or any successor Revenue Procedure or other guidance issued by the Internal Revenue Service) to account for items of Receipts tax-exempt income, taxable income (if any), gain, loss and deduction on the basis of a monthly closing of the books, and agrees to comply with the alternative reporting requirements prescribed by Revenue Procedure 2003-84, if such election is made.

(i) The Undersigned acknowledges that the foregoing are ongoing representations and hereby agrees to notify the Custodian in writing if it becomes aware that any of the representations are no longer accurate.

7. The Undersigned (the "Trust") is a trust the sponsor of which is the Depositor. Notwithstanding anything to the contrary provided elsewhere in this letter, the requirements of paragraphs 2 and 6(d)(except for the first sentence thereof), shall not apply to Transfers by the owners or holders of the trust receipts issued by the Trust (the "Trust Receipts") or beneficial interests therein. The Undersigned represents that the constituent documents of the Trust require that neither the Trust Receipts nor beneficial interests therein may be Transferred to any Person unless such Person has delivered an investor letter representing that such Person is both (i) either an Institutional Accredited Investor or a QIB, and (ii) a qualified purchaser as defined in the 1940 Act and containing provisions substantially similar to those of this letter, but referring to the Trust Receipts and the related documents rather than the Receipts.

8. This letter shall be for the benefit of the Custodian, any DTC Participant through which the Undersigned holds Receipts, DTC, the Depositor and any transferor to or transferee from the Undersigned. We recognize that such parties will rely upon the truth and accuracy of the representations and agreements set forth in this letter and we agree that each of our purchases of Receipts now or in the future shall be deemed to constitute our concurrence in and ratification of the entire contents of this letter and shall apply equally to any such subsequent purchase.

Date: [___________]

(Name of Trust)

Mailing Address of Purchaser:

____

____

____

By: ATAX TEBS I, LLC

By:_________________________________

Printed Name:________________________

Title:_______________________________

Exhibit 10.3

BOND EXCHANGE,
REIMBURSEMENT, PLEDGE AND SECURITY AGREEMENT

between

FEDERAL HOME LOAN MORTGAGE CORPORATION

and

ATAX TEBS I, LLC
as Sponsor

Relating to

Freddie Mac
Multifamily Variable Rate Certificates
Series M024

Dated as of September 1, 2010

TABLE OF CONTENTS

ARTICLE IV
AGREEMENT TO EXCHANGE

ARTICLE V
INTEREST RATE PROTECTION

ARTICLE VI
UNIFORM COMMERCIAL CODE SECURITY AGREEMENT

ARTICLE VII
EVENTS OF DEFAULT; REMEDIES

ARTICLE VIII
PLEDGE, SECURITY AND CUSTODY OF PLEDGED SECURITY COLLATERAL

ARTICLE IX
MISCELLANEOUS

BOND EXCHANGE, REIMBURSEMENT, PLEDGE AND SECURITY AGREEMENT

THIS BOND EXCHANGE, REIMBURSEMENT, PLEDGE AND SECURITY AGREEMENT dated as of September 1, 2010 (this "Agreement") by and between the **FEDERAL HOME LOAN MORTGAGE CORPORATION** ("Freddie Mac"), a shareholder-owned government-sponsored enterprise organized and existing under the laws of the United States, and **ATAX TEBS I, LLC**, a limited liability company organized and existing under the laws of the State of Delaware, as Sponsor (the "Sponsor").

R E C I T A L S:

1. Freddie Mac has agreed with the Sponsor to exchange certain Certificates described below for (i) various series of multifamily housing revenue bonds (or in the case of the Fairmont Oaks Mortgaged Property, beneficial ownership certificates therein) owned by the Sponsor, the interest on which is excludable from the gross income of certain holders for federal income tax purposes and which have been issued by various state and local governmental entities (as further identified on Schedule A-2, the "Enhanced Bonds") and (ii) various series of senior custodial receipts (as further identified on Schedule A-2, the "Enhanced Custodial Receipts" and together with the Enhanced Bonds, the "Deposited Assets") issued pursuant to the terms of the Custody Agreement dated as of the date hereof (the "Custody Agreement") between the Sponsor and The Bank of New York Mellon Trust Company, N.A., as custodian (the "Custodian").

2. The Enhanced Custodial Receipts represent senior beneficial ownership interests in various other series of multifamily housing revenue bonds (or in the case of the Lake Forest Mortgaged Property, beneficial ownership certificates therein) to be deposited by the Sponsor and held pursuant to the Custody Agreement, the interest on which is excludable from the gross income of certain holders for federal income tax purposes and which have been issued by various state and local governmental entities (as further identified on Schedule A-2, the "Custodian-Held Bonds" and together with the Enhanced Bonds, the "Bonds"). Pursuant to the Custody Agreement, there will also be issued various related series of subordinate custodial receipts representing a subordinate beneficial ownership interest in the portion of the Custodian-Held Bonds not to be credit enhanced by Freddie Mac (the "Subordinate Custodial Receipts"), as such Subordinate Custodial Receipts are listed on Schedule A-3 hereof.

3. Freddie Mac will deposit and pool the Deposited Assets pursuant to a Series Certificate Agreement dated as of the date hereof (together with the Standard Terms attached thereto, the "Series Certificate Agreement") between Freddie Mac, in its corporate capacity, and Freddie Mac, as Administrator.

4. Pursuant to the Series Certificate Agreement, Freddie Mac has agreed to provide credit enhancement with respect to the Deposited Assets and the related Certificates issued thereunder and to provide liquidity support for Class A Certificates issued thereunder.

5. The Sponsor will arrange for the initial public sale of the Class A Certificates and will pledge the Class B Certificates to Freddie Mac as a portion of the security for its obligations to Freddie Mac hereunder.

6. The Sponsor's obligations under this Agreement are secured by (i) a pledge of the Class B Certificates and any Pledged Class A Certificates purchased pursuant to Section 6.06 of the Series Certificate Agreement to be held for the benefit of Freddie Mac pursuant to Article VIII, (ii) a pledge of any Purchased Assets held for the benefit of Freddie Mac pursuant to Article VIII, (iii) a pledge of the Hedge Collateral pursuant to Section 5.5, and (iv) a pledge of the amounts held pursuant to the Repair Escrow Agreement, the Ohio Portfolio Escrow Agreement and the Villages at Lost Creek Escrow Agreement. In addition, in order to vest in Freddie Mac the right to control remedies with respect to the Bonds, the Sponsor will cause Freddie Mac to be appointed or otherwise hold all rights as Bondholder Representative under the Bond Documents and the Bond Mortgage Documents contemporaneously with the execution hereof for all Bonds.

7. The Guarantor is providing the Guaranty to guaranty certain of the Sponsor's obligations hereunder.

8. Contemporaneously with the execution and delivery of this Agreement, the Class B Certificates are being transferred, subject to the terms of the Series Certificate Agreement, to Freddie Mac as Pledge Custodian to be held in the Custody Account as provided in Article VIII.

9. The Class A Certificates will initially be issued bearing a variable interest rate to be reset on a weekly basis.

NOW, THEREFORE, in consideration of the Recitals and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Freddie Mac and the Sponsor do hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. All initially capitalized terms included in the Recitals above and not specifically defined in this Agreement shall have the meanings therefor contained in Exhibit A to the Series Certificate Agreement. Unless otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the following terms shall have the respective meanings set forth below for all purposes of this Agreement.

"Administrator" means Freddie Mac in its capacity as Administrator under the Series Certificate Agreement and its successors or assigns in such capacity.

"Advance" means either a Credit Advance or a Liquidity Advance.

"Agreement" means this Bond Exchange, Reimbursement, Pledge and Security Agreement, as the same may be amended, modified or supplemented from time to time.

"Allocable Expense Amount" has the meaning set forth in Section 8.3(c).

"Bond Documents" means, with respect to any Bond, the trust indenture, ordinance, resolution and any other agreements or instruments pursuant to which such Bond has been issued or secured (including any loan agreement, note, mortgage, deed of trust or any rate cap or interest rate protection agreement delivered to the applicable Bond Trustee) or governing the operation of the Project financed by such Bond, as the same may be amended or supplemented from time to time.

"*Bondholder Representative*" means Freddie Mac as assignee or holder, as applicable, of all rights to control remedies (whether directly or indirectly through the Custodian or another entity acting for such purpose) as "Bondholder Representative", "Controlling Party", "Servicing Agent" or majority owner of the Bonds, as applicable, under the Bond Documents.

"*Bond Event of Default*" means, with respect to an issue of Bonds, the occurrence of a default under the related Bond Documents (following any applicable grace period or notice and cure period but only to the extent provided in the related Bond Documents).

"*Bond Mortgage Documents*" means, with respect to each Bond Mortgage Loan, the Bond Mortgage, the Bond Mortgage Note, the LURA, the Loan Agreement and any related documents evidencing the obligations of the Owner under the Bond Mortgage Note or securing payment or performance of such obligations or otherwise pertaining to such obligations, including any HUD Document, as each such document, agreement or instrument may be amended, modified or supplemented from time to time.

"*Bond Purchase Loan*" shall have the meaning set forth in Section 7.3(b).

"*Bonds*" means the Custodian-Held Bonds and the Enhanced Bonds, as listed together on Schedule A-1 hereto.

"*Breach*" shall have the meaning set forth in Section 2.4(a).

"*Cap*" *or* "*Cap Agreement*" means an interest rate cap agreement delivered pursuant to and satisfying the requirements of Article V as the same may be amended, supplemented or restated, including any renewal or replacement thereof.

"*Cap Documents*" means each Cap Agreement and any and all other agreements evidencing the Cap and the obligations of the Counterparty and the Sponsor thereunder.

"*Cap Fee Escrow*" means the escrow account to be held by the Servicer in accordance with the terms hereof to provide for payments made or caused to be made by the Sponsor as required by Section 5.1 for the purchase of a Subsequent Hedge.

"*Cap Payments*" shall have the meaning provided in Section 5.5.

"*Certificates*" means the Class A Certificates and the Class B Certificates, as applicable.

"*Class A Certificates*" means the Class A Certificates designated as such and issued pursuant to the Series Certificate Agreement.

"*Class B Beneficial Owners*" means the Sponsor, any transferee from the Sponsor or any other Person so long as it owns a beneficial interest in any Class B Certificate.

"*Class B Certificates*" means the Class B Certificates designated as such and issued pursuant to the Series Certificate Agreement.

"*Closing Date*" means the date the Series Certificate Agreement is delivered by Freddie Mac in its corporate capacity and as Administrator thereunder.

"*Counterparty*" means the counterparty approved in writing by Freddie Mac as being one of the parties on its approved list of counterparties not more than 15 days prior to the Closing Date or the date of delivery of a Subsequent Hedge, as applicable, named in the Hedge Agreement (or a Subsequent Hedge) that is obligated to make payments in accordance with the terms thereof.

"*Credit Advance*" means any advance by Freddie Mac under this Agreement or the Series Certificate Agreement (other than a Liquidity Advance), including but not limited to (i) an advance to pay principal or interest distributable with respect to any Class A Certificates or Deposited Asset, (ii) any advance to cure a Breach, (iii) an advance by Freddie Mac pursuant to the terms of this Agreement to purchase a Subsequent Hedge, (iv) any advance in connection with a Mandatory Tender Event pursuant to Section 6.04 of the Series Certificate Agreement or an Optional Disposition Right pursuant to Section 7.05 of the Series Certificate Agreement, (v) an advance in connection with a Release Event pursuant to Section 3.08 of the Series Certificate Agreement, (vi) an advance to pay any portion of the Fee Component or any other fee due and owing that the Sponsor fails to cause to be paid in accordance with the Sponsor Documents, the non-payment of which jeopardizes the security pledged hereunder, (viii) any advance to pay property taxes due but unpaid or any other unpaid assessments or impositions with respect to a Mortgaged Property and (ix) any advance in connection with an Enforcement Action.

"*Credit Enhancement*" has the meaning set forth in the Series Certificate Agreement.

"*Custodial Receipts*" means, together, the Enhanced Custodial Receipts and the Subordinate Custodial Receipts.

"*Custodian*" means The Bank of New York Mellon Trust Company, N.A., as custodian under the Custody Agreement, and any successor in such capacity.

"*Custodian-Held Bonds*" means the tax exempt multifamily housing revenue bonds deposited and held pursuant to the terms of the Custody Agreement of which the Custodial Receipts represent a beneficial ownership interest therein, as further identified on Schedule A-2.

"*Custody Account*" means a trust account in the name of the Pledge Custodian, as collateral agent for Freddie Mac, as further described in Section 8.11.

"*Custody Agreement*" means the Custody Agreement dated as of the date hereof by and between the Sponsor and the Custodian, as the same may be amended, supplemented or restated from time to time.

"*Data Tape*" means the data tape dated August 27, 2010 submitted by or on behalf of the Sponsor to Freddie Mac with respect to the Bonds and the Mortgaged Property.

"Default Rate" means the base rate or prime rate of Citibank, N.A. until such time as another "Money Center" bank is designated by Freddie Mac in its discretion by notice to the Sponsor, plus four percent (4%).

"*Deposited Assets*" means, together, the Enhanced Bonds and the Enhanced Custodial Receipts deposited and pooled pursuant to the Series Certificate Agreement.

"Discount Rate" means, for purposes of calculating the Prepayment/Substitution Premium under Section 3.8(a), the interest rate, as of the date which is five Business Days prior to the applicable Yield Maintenance End Date for the applicable Deposited Asset, which shall be found among the Daily Treasury Yield Curve Rates (commonly known as "Constant Maturity Treasury" rates) for an obligation with a maturity date corresponding to the applicable Yield Maintenance End Date, as reported on the U.S. Department of the Treasury website, expressed as a decimal to two digits. If no published Constant Maturity Treasury rate matches the remaining applicable Yield Maintenance Period, Freddie Mac shall interpolate as a decimal to two digits the interest rate between (a) the Constant Maturity Treasury rate with a maturity closest to, but shorter than, the expiration date of the applicable Yield Maintenance Period, and (b) the Constant Maturity Treasury rate with a maturity closest to, but longer than, the expiration date of the applicable Yield Maintenance Period, as follows:

A = the Treasury Constant Maturity rate with a maturity closest to, but shorter than, the expiration date of the Yield Maintenance Period
B = the Treasury Constant Maturity rate with a maturity closest to, but longer than, the expiration date of the Yield Maintenance Period
C = number of months to maturity for the Treasury Constant Maturity rate with a maturity closest to, but shorter than, the expiration date of the Yield Maintenance Period
D = number of months to maturity for the Treasury Constant Maturity rate with a maturity closest to, but longer than, the expiration date of the Yield Maintenance Period
E = number of months remaining in the Yield Maintenance Period

In the event the U.S. Department of the Treasury ceases publication of the Constant Maturity Treasury rates, the Discount Rate shall equal the yield on the first U.S. Treasury security that is not callable or indexed to inflation, which matures after the expiration date of the applicable Yield Maintenance Period.

"Enforcement Action" means, with respect to any Mortgaged Property, the advertising of or commencement of any foreclosure or trustee's sale proceedings, the exercise of any power of sale, the obtaining of or seeking of the appointment of a receiver, the taking of possession or control or the collecting of rents, the commencement of any suit or other legal, administrative, or arbitration proceeding against the Mortgaged Property or the Owner based upon any of the Bond Mortgage Documents, or the taking of any other enforcement or remedial action against the Owner arising under or connected with the Mortgaged Property.

"*Enhanced Bonds*" means the Bonds for which Freddie Mac is providing its Credit Enhancement pursuant to the Series Certificate Agreement as listed on Schedule A-2 hereto.

"*Enhanced Custodial Receipts*" means those senior custodial receipts (representing an interest in the related underlying Bonds) for which Freddie Mac is providing its Credit Enhancement pursuant to the Series Certificate Agreement as indicated on Schedule A-2 hereto.

"*Event of Default*" means the occurrence of an event of default as described in Section 7.1.

"*Fee Component*" means, with respect to each Bond Mortgage Loan, the regular, ongoing fees due from time to time to the Issuer, the Bond Trustee and the rebate analyst, as such fees are set forth in the applicable Indenture.

"*Foreclosure*" shall be deemed to have occurred when title to the Mortgaged Property encumbered by a Bond Mortgage is acquired in the name of the Bond Trustee, Freddie Mac, the Sponsor, the Bondholder Representative, or the designee of any such party or in a third party purchaser's name through foreclosure or deed-in-lieu.

"*Freddie Mac*" means the Federal Home Loan Mortgage Corporation, a shareholder-owned government-sponsored enterprise organized and existing under the laws of the United States, and its successors.

"*Freddie Mac Fee*" means the fee payable to Freddie Mac for providing the Credit Enhancement, the Liquidity Facility and for serving as Administrator and Pledge Custodian. Such fee shall be an amount equal to one-twelfth of 1.67% (one hundred sixty-seven basis points) times the Current Class A Certificate Balance, and shall be calculated on the basis of a 365/366 day year for the actual number of days elapsed. Such fee shall be payable as provided in Section 3.3 and shall accrue monthly based upon the Current Class A Certificate Balance as of the first day of each month. If an Administrator or Pledge Custodian other than Freddie Mac is appointed, Freddie Mac will allocate a portion of the Freddie Mac Fee to the payment of the fees of such substitute Administrator or Pledge Custodian. The Freddie Mac Fee does not include fees for extraordinary services of the Administrator or Pledge Custodian.

"*Freddie Mac Purchase Notice*" has the meaning set forth in Section 7.3(b).

"*Freddie Mac Reimbursement Amount*" means the amounts that the Sponsor is required to cause to be paid to Freddie Mac pursuant to this Agreement to reimburse Freddie Mac for any Advances, which amounts shall be equal to the sum of all Advances not previously reimbursed on behalf of the Sponsor, together with any interest thereon, late charges, default interest and other amounts payable to Freddie Mac under this Agreement (except any share of collected late charges that the Servicer is entitled to retain as additional servicing compensation) as a result of a default under the Owner Documents, and shall be paid as provided in Sections 3.2, 3.3 and 3.4 of this Agreement.

"*Government Obligations*" means direct and general obligations of the United States of America or obligations of any agency or instrumentality of the United States of the payment of the principal and interest of which are guaranteed by the full faith and credit of the United States of America.

"*Guaranty*" means the Limited Support Agreement dated as of the date hereof between the Guarantor and Freddie Mac, as amended, supplemented or restated.

"*Guarantor*" means America First Tax Exempt Investors, L.P., a Delaware limited partnership, and any permitted successor or assign thereof under the Guaranty.

"*Guide*" means the Freddie Mac Multifamily Seller/Servicer Guide, as amended from time to time.

"*Hedge*" or "*Hedge Agreement*" means a Cap.

"*Hedge Collateral*" has the meaning set forth in Section 5.5.

"*HUD Document*" means, with respect to any Mortgaged Property, any interest rate reduction payment agreement, housing assistance payment agreement or similar document delivered by or on behalf of the Department of Housing and Urban Development to provide support for rent or mortgage loan payments.

"*Indenture*" means, with respect to each issue of Bonds, the Trust Indenture or the Indenture of Trust, as applicable, between the Issuer and Bond Trustee or the Resolution of the Issuer pursuant to which the Bonds are issued and secured, as the same may be amended, modified or supplemented from time to time.

"*Index Rate*" means a rate equal to the index of the weekly index rate resets of tax exempt variable rate issues included in a database maintained by Municipal Market Data, a Thomson Financial Services Company, or its successors, which meet specific criteria established by The Securities Industry and Financial Markets Association, such index currently known as The Securities Industry and Financial Markets Association (SIFMA) Municipal Swap Index or any successor to such index.

"*Initial Purchaser*" means D.A. Davidson & Co., as initial purchaser of the Class A Certificates under the Remarketing Agreement.

"*Issuer*" means, with respect to each issue of Bonds, the governmental entity that issued such Bonds, and its successors.

"*Liquidity Advance*" means an advance by Freddie Mac pursuant to the terms of the Series Certificate Agreement to pay the Purchase Price of any Class A Certificates tendered optionally by Class A Certificateholders pursuant to Section 6.03 of the Series Certificate Agreement that have not been remarketed by the Remarketing Agent pursuant to the Remarketing Agreement and the Series Certificate Agreement and therefore, with respect to which there are no proceeds of remarketing.

"*Liquidity Commitment Termination Date*" means, with respect to the Class A Certificates, the first to occur of (a) the date such Class A Certificates shall have been redeemed in full, (b) the termination of the Series Certificate Agreement, (c) the conversion of the Reset Rate Method to a term interval that extends to the last day on which such Class A Certificates will remain outstanding and (d) a Tender Option Termination Event under the Series Certificate Agreement.

“*Liquidity Facility”* has the meaning set forth in the Series Certificate Agreement.

“*Liquidity Rate”* means the base rate or prime rate of interest of Citibank, N.A. until such time as another “Money Center” bank is designated by Freddie Mac in its discretion by notice to the Sponsor, plus two percent (2%) per annum.

“*Losses”* shall have the meaning set forth in Section 3.12.

“*LURA”* shall have the meaning set forth in Section 2.1(gg).

“*Mandatory Tender Event”* shall mean each event defined as a "Mandatory Tender Event" in Section 6.04 of the Series Certificate Agreement.

“*Moody’s”* means Moody’s Investors Service, Inc., a corporation organized and existing under the laws of the State of Delaware, and its successors and assigns, if such successors and assigns shall continue to perform the functions of a securities rating agency.

“*Mortgaged Property*” means any of the properties listed as a Mortgaged Property in **Schedule A** attached hereto.

“*Obligations”* means the obligations of the Sponsor (a) to pay or cause to be paid all amounts, including fees, costs, charges and expenses payable under this Agreement and (b) to observe and perform each of the terms, conditions and provisions of the Sponsor Documents.

“*Offering Circular”* means in each case, the preliminary and final Offering Circular (together with the related Offering Circular Supplement) related to the sale of the Class A Certificates.

“*Ohio Portfolio Escrow Agreement”* means the Rehabilitation Escrow Agreement (Ohio Portfolio) dated as of the date hereof among the Sponsor, the Servicer and Freddie Mac, as amended, supplemented or restated.

“*Optional Series Pool Release Date”* means either (i) September 15, 2017 or (ii) September 15, 2020.

“*Owner”* means, with respect to each Mortgaged Property, the owner of such Mortgaged Property, and any successor owner of the Mortgaged Property.

“*Owner Documents”* means, with respect to each Bond Mortgage Loan, the Bond Documents and the Bond Mortgage Documents.

“*Person”* means an individual, estate, trust, corporation, partnership, limited liability company or any other organization or entity (whether governmental or private).

“*Pledge Custodian”* means Freddie Mac, or any successor thereto as provided in Article VIII.

“*Pledged Class A Certificate*” means (a) any Class A Certificate following an optional tender by its Holder or the exercise by such Holder of its Optional Disposition Right during the period from and including the date of its purchase by the Administrator on behalf of and as agent for the Sponsor with an Advance under Section 6.01(b) of the Series Certificate Agreement but excluding the date on which such Class A Certificate is remarketed to any person other than Freddie Mac, the Sponsor or any Affiliate of the Sponsor and (b) any Class A Certificate purchased by the Administrator on behalf of and as agent for the Sponsor from monies paid by Freddie Mac pursuant to the Liquidity Facility following the occurrence of a Mandatory Tender Event.

"*Pledged Security Collateral*" has the meaning set forth in Section 8.1

"*Prepayment/Substitution Premium*" means, when such premium is due and payable pursuant to Sections 2.4(c), 3.8, 3.19, 3.21, 3.23 or 3.24 hereof, an amount equal to the present value (discounted at the applicable Discount Rate) of the monthly payments of the Freddie Mac Fee that would have been earned assuming scheduled principal payments of the Deposited Asset(s) during the remainder of the applicable Yield Maintenance Period for the applicable Deposited Asset(s) had the redemption, funding, Release Event, substitution or mandatory tender not occurred.

"*Pre-Selected Deposited Asset*" means the four (4) Deposited Assets indicated on Schedule A-4 that have been pre-selected by the Sponsor as of the Closing Date as being eligible for substitution and release from the Series Pool pursuant to Sections 3.19 and 3.20 due to the sale of the related Pre-Selected Mortgaged Property to an unrelated third party. Only two of such four Pre-Selected Deposited Assets may actually be substituted and released based on such circumstances.

"*Pre-Selected Mortgaged Property*" means a Mortgaged Property related to an Pre-Selected Deposited Asset.

"*Purchase Date*" means (a) during the Weekly Reset Period, any Business Day specified by a Class A Certificateholder as the date on which Class A Certificates owned by such Class A Certificateholder are to be purchased in accordance with the provisions of Section 6.03 of the Series Certificate Agreement, (b) any date on which the Class A Certificates are subject to mandatory tender in accordance with the provisions of Section 6.04 of the Series Certificate Agreement and (c) any date on which the Class A Certificates are subject to optional disposition in accordance with the provisions of Section 7.05 of the Series Certificate Agreement.

"*Purchase Price*" means, with respect to any Class A Certificate required to be purchased pursuant to Section 6.06 of the Series Certificate Agreement, the balance of such Class A Certificate plus interest accrued thereon to the Purchase Date.

"*Purchased Asset*" means a Deposited Asset purchased by Freddie Mac on behalf of the Sponsor from monies paid by Freddie Mac pursuant to the Credit Enhancement following the occurrence of a Release Event.

"*Rating Agency*" has the meaning provided in the Series Certificate Agreement.

"*Released Asset*" has the meaning set forth in Section 3.19 hereof.

“*Remarketing Agent*” means D.A. Davidson & Co., as remarketing agent under the applicable Remarketing Agreement, and any successor in such capacity.

“*Remarketing Agent Fee*” has the meaning set forth in the Remarketing Agreement with respect to the Class A Certificates.

“*Remarketing Agreement*” means the Certificate Purchase and Remarketing Agreement dated as of the date hereof among the Sponsor, Freddie Mac, the Initial Purchaser and the Remarketing Agent as amended, supplemented or restated.

“*Repair Escrow Agreement*” means the Repair Escrow Agreement dated as of the date hereof by and among Freddie Mac, the Servicer and the Sponsor with respect to the repairs required to be completed at the Mortgaged Properties during the time period(s) established therein, as the same may be amended, supplemented or restated.

“*Release Purchase Price*” means, with respect to any Deposited Asset, an amount equal to the then outstanding principal amount of such Deposited Asset plus accrued interest on such Deposited Asset to, but not including, the Release Event Date.

“*S&P*” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“*Series Certificate Agreement*” means the Series Certificate Agreement as defined in Recital 2 hereof, as amended, restated or supplemented.

“*Series Pool*” means a discrete pool formed by Freddie Mac consisting of Deposited Assets and other Assets therein described with respect to which Freddie Mac has elected partnership status, as set forth in the Series Certificate Agreement.

“*Servicer*” means the eligible servicing institution designated by Freddie Mac, or its successor, as servicer of each Bond Mortgage Loan. Initially, NorthMarq Capital, LLC shall act as the Servicer.

“*Servicing Agreement*” means the Servicing Agreement dated as of the date hereof between the Servicer and Freddie Mac concerning the servicing of the Bond Mortgage Loans, the Bonds and each Hedge, as the same may be amended from time to time, including any replacement Servicing Agreement entered into with a successor servicer.

“*Servicing Fee*” means the monthly fee due the Servicer under the Servicing Agreement in an amount equal to one-twelfth of 0.08% (eight basis points) times the outstanding principal balance of each Bond Mortgage Loan, calculated on the basis of a 365/366 day year for the actual number of days elapsed.

“*Sponsor Documents*” means this Agreement, the Series Certificate Agreement, the Servicing Agreement, the Remarketing Agreement, the Repair Escrow Agreement, the Guaranty, each Hedge Agreement, the Custody Agreement, the Ohio Portfolio Escrow Agreement, the Villages at Lost Creek Escrow Agreement and any other agreement, instrument or certificate executed by the Sponsor or by the Guarantor in connection with the transactions contemplated thereby.

“*Sponsor Paid Expenses*” has the meaning set forth in Section 8.3(c).

“*Strike Rate*” shall have the meaning set forth in Section 5.2.

“*Subordinate Custodial Receipts*” means those subordinate Custodial Receipts issued pursuant to the Custody Agreement representing subordinate ownership interest in the portion of Custodian-Held Bonds not credit enhanced by Freddie Mac, as indicated on Schedule A-3 hereto.

“*Subsequent Hedge or Subsequent Hedge Agreement*” shall mean a Hedge Agreement in place during any Subsequent Hedge Period.

“*Subsequent Hedge Period*” means a period during which a Subsequent Hedge Agreement is provided as required by the provisions of Article V.

“*Substitute Asset*” means an issue of multifamily housing revenue bonds, or senior custodial receipts evidencing a senior ownership interests in such bonds, substituted for an issue of Enhanced Bonds or Enhanced Custodial Receipts pursuant to Section 3.19.

“*Substitute Property*” means a multifamily housing project that is substituted for a Project pursuant to Section 3.19.

“*Tax Certificate*” means the Tax Certificate, the Non-Arbitrage Certificate and Tax Agreement or any similar agreement or certificate executed by the Owner certifying to or agreeing to comply with the requirements of Section 103 of the Internal Revenue Code of 1986, as amended, in connection with the issuance of the related Bonds.

“*Term*” has the meaning set forth in Section 9.8.

“*Terminating Mandatory Tender Date*” shall have the meaning set forth in the Series Certificate Agreement.

“*Title Insurance Policy*” means, with respect to any Mortgaged Property, the title insurance policy insuring the lien of the related Bond Mortgage.

“*Total Release Price*” means an amount equal to the Release Purchase Price plus Hypothetical Gain Share, if any.

“*Underwriting Package*” means the documents and reports submitted by the Sponsor to Freddie Mac and relied upon by Freddie Mac in its decision to execute and deliver the Series Certificate Agreement.

“*UCC Collateral*” has the meaning set forth in Article VI hereof.

“*Uniform Commercial Code” or “U.C.C.*” means the Uniform Commercial Code as from time to time in effect in each applicable jurisdiction.

"Villages at Lost Creek Escrow Account" means the Villages at Lost Creek Escrow Account established and held by The Bank of New York Mellon Trust Company, N.A. for the benefit of Freddie Mac pursuant to the Villages at Lost Creek Escrow Agreement.

"Villages at Lost Creek Escrow Agreement" means the Escrow Agreement (Villages at Lost Creek) dated as of the date hereof by and among the Sponsor, Freddie Mac, the Servicer and The Bank of New York Mellon Trust Company, N.A., as collateral agent for Freddie Mac, as the same may be amended, supplemented or restated.

"Yield Maintenance Period" means, with respect to each Deposited Asset, the period beginning on the Closing Date and ending on the applicable Yield Maintenance End Date.

"Yield Maintenance End Date" means, either (a) September 1, 2020 with respect to events of the type set forth in Sections 3.8(a)(i), 3.8 (a)(iv), 3.8(a)(v) and 3.8(a)(vi) or (b) the applicable date indicated on Schedule A with respect to each Deposited Asset with respect to events of the type set forth in Sections 3.8(a)(ii) and 3.8(a)(iii).

Section 1.2 Interpretation. In this Agreement, unless the context otherwise requires, words of the masculine gender shall be deemed and construed to include correlative words of the feminine and neuter genders. Unless the context shall otherwise indicate, words importing the singular number shall include the plural number and vice versa, and words importing persons shall include partnerships, corporations and associations, including public bodies, as well as natural persons. The terms "hereby", "hereof", "hereto", "herein", "hereunder", and any similar terms, as used in this Agreement, refer to this Agreement. Any reference in this Agreement to an "Exhibit", a "Section", a "Subsection", a "Paragraph" or a "subparagraph" shall, unless otherwise explicitly provided, be construed as referring, respectively, to an Exhibit attached to this Agreement, a section of this Agreement, a subsection of the section of this Agreement in which the reference appears, a paragraph of the subsection within this Agreement in which the reference appears, or a subparagraph of the paragraph within which the reference appears. All Recitals set forth above and all Exhibits attached to or referred to in this Agreement are incorporated by reference into this Agreement. Any reference to an executed agreement or instrument herein shall be to such agreement or instrument as amended, supplemented or restated in accordance with its terms.

ARTICLE II
REPRESENTATIONS, COVENANTS, WARRANTIES AND CONDITIONS

Section 2.1 Representations and Warranties. As of the Closing Date, the Sponsor represents and warrants the following as to each Bond Mortgage and, as applicable, the related Bond Documents with respect to the Bonds. The Sponsor acknowledges that such representations and warranties (as qualified by Schedule B hereto), together with the other representations, covenants, warranties and agreements of the Sponsor contained in this Agreement, are relied upon by Freddie Mac and serve as a basis for the agreement of Freddie Mac to exchange the Certificates for the Deposited Assets, and the undertakings of Freddie Mac contained in the Series Certificate Agreement with respect to the Credit Enhancement and the Liquidity Facility. Freddie Mac acknowledges that, except for the representations and warranties contained in Subsections 2.1(uu), 2.2(a)(iii), 2.2(a)(iv), 2.2(a)(v), 2.2(a)(vi) and 2.2(a)(vii), although the Sponsor has undertaken such review of each Bond Mortgage and Bond Documents with respect to the Bonds as it deems appropriate, the warranties and representations set forth in this Agreement are intended solely to allocate risk between the Sponsor and Freddie Mac and to establish the circumstances under which Freddie Mac may exercise certain remedies under this Agreement, are not personal assurances by the Sponsor that all matters represented and warranted to are factually correct or true as to each such Bond or Bond Mortgage, as applicable, and may not be the basis for a claim of personal liability, except as otherwise provided in Section 9.11(b) herein. The representations and warranties contained in Subsections 2.1(uu), 2.2(a)(iii), 2.2(a)(iv), 2.2(a)(v), 2.2(a)(vi) and 2.2(a)(vii) are intended to be personal assurances that the matters warranted to in those Subsections are factually correct, and any breach thereof may be the basis for a claim of personal liability against the Sponsor.

For the purposes of the representations and warranties made by the Sponsor in this Article II: (i) “diligent inquiry” and “due diligence” shall mean that the Sponsor has conducted such inquiry and diligence as would customarily be conducted by a Freddie Mac approved “Delegated Lender” contemplating making or purchasing mortgage loans on properties comparable to the properties securing the Bond Mortgage Loans, determined at the time the inquiry or diligence in question was conducted or should have been conducted; (ii) “constructive knowledge” shall mean knowledge obtainable (even if not actually obtained), assuming the exercise of either (a) reasonable care or diligence, or (b) diligent inquiry and due diligence in accordance with (i) above, as applicable; (iii) “employees” of the Sponsor shall include any employees of the Sponsor and of any Affiliates who have provided services to the Sponsor in connection with the transaction contemplated by this Agreement; (iv) “best knowledge” shall mean the best knowledge (which shall include actual knowledge and constructive knowledge in accordance with (ii) above) of the employees of the Sponsor and attorneys for the Sponsor working on the transaction contemplated by this Agreement; (v) “actual knowledge” shall mean the actual knowledge (excluding constructive knowledge) of the employees of the Sponsor and attorneys for the Sponsor working on the transaction contemplated by this Agreement; and (vi) “Sponsor Affiliates” means the Guarantor, and any other entity controlled by, or under common control with, any of them.

(a) ***Rent Schedule; Data Tape***. The rent schedules submitted to Freddie Mac contain no material errors of which the Sponsor has knowledge, and accurately states the gross potential rents, the actual leased rents, the rent concessions provided (if any), and the rent subsidies (if any) for each Mortgaged Property as of the effective date thereof, and all other information regarding the Mortgaged Property contained in the Data Tape provided to Freddie Mac regarding the Mortgaged Property is true, complete and correct in all material respects.

(b) ***Location of Improvements***. All improvements to the Mortgaged Property that have been included in its appraised value lie within the boundaries of the land as described in the legal description attached to the related Bond Mortgage, or to the extent that any such improvements encroach onto any adjoining land, each such encroachment falls within the exceptions for encroachments set forth in *Guide* Chapter 16 except as set forth on Schedule B. No improvements on neighboring properties encroach onto the Mortgaged Property, or all such encroachments fall within the exceptions for encroachments set forth in *Guide* Chapter 16.

(c) ***No Damage***. There exists no unrepaired or unrestored damage to the Mortgaged Property from fire or other casualty since the date of the Bond Mortgage that would materially and adversely affect its value as security for the Bond Mortgage, or, if such damage exists, sufficient funds have been escrowed to fully restore the Mortgaged Property to the same size and density as existed prior to such casualty, and such restoration is permitted under all applicable building and zoning laws and regulations.

(d) ***Mortgaged Property Condition and Operation***.

(i) The Mortgaged Property is in good and habitable condition except as noted on Schedule B.

(ii) To Sponsor's best knowledge, there is no material uncured violation at the Mortgaged Property of any building or housing code or similar law or ordinance.

(iii) Except for the Mortgaged Properties listed on Schedule B which are currently undergoing rehabilitation, all repairs and improvements to the Mortgaged Property required by the related Repair Escrow Agreement have been completed in accordance with the terms thereof.

(iv) Sponsor has completed a site inspection of the Mortgaged Property on or after January 1, 2010. Sponsor's inspection of the Mortgaged Property did not disclose any conditions that would materially adversely affect the value of the Mortgaged Property, which were not taken into account in the appraisal of the Mortgaged Property, including, but not limited to, environmental hazards, needed repairs, tenancy issues, the condition of adjoining properties and other similar matters.

(v) The Mortgaged Property is adequately served by public water and sewer systems and all necessary public utilities.

(vi) The Mortgaged Property is in material compliance with all applicable statutes, rules and regulations, including, but not limited to, subdivision, health, safety, fire and building codes. The Mortgaged Property is in material compliance with all regulatory agreements and restrictive covenants which affect the Mortgaged Property. The physical configuration of the Mortgaged Property is not in material violation of the Americans with Disabilities Act.

(vii) The Mortgaged Property is located in one of the fifty (50) states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands or other territories or possessions of the United States.

(viii) The Mortgaged Property consists of five (5) or more dwelling units. (For the purposes of this representation and warranty, a "dwelling unit" must include both a kitchen and a bathroom.)

(ix) No Mortgaged Property is operated as a manufactured housing park.

(x) If the Mortgaged Property includes any retail, commercial or other non-residential units ("mixed uses"), (A) (1) it is a single structure; or (2) it consists of multiple structures, some of which contain mixed uses, but none of which are exclusively retail or commercial; or (3) it consists of multiple structures, most of which are entirely residential, but one (or a small number) of which consists of retail stores primarily intended to serve residents of the Mortgaged Property; and (B) gross income from non-residential uses does not exceed 20% of the Mortgaged Property's gross income; and (C) the area devoted to non-residential uses does not exceed 20% of the Mortgaged Property.

(xi) No Mortgaged Property is a Seniors Housing Property (as defined in the Guide).

(e) ***Condemnation***. No part of the Mortgaged Property has been taken by condemnation or any similar proceeding since the date of the Bond Mortgage, and, to the best of Sponsor's knowledge, there is no pending or threatened (in writing) condemnation or similar proceeding with respect to all or any part of the Mortgaged Property.

(f) ***Authorization and Execution of Documents***. The Bond Mortgage and all documents delivered in connection with the Bond Mortgage have been validly authorized and executed by the parties thereto. With respect to each Mortgaged Property, all documents delivered in connection with the Bond Mortgage and the related issue of Bonds have been validly authorized and executed by the parties thereto.

(g) ***Loan Proceeds; Settlement Statement***. To Sponsor's best knowledge, all proceeds of the Bond Mortgage for any Mortgaged Property have been disbursed directly to, or for the account of, the Owner in a manner that satisfied the requirements of the Bond Documents other than the Mortgaged Properties set forth on and as described on Schedule B.

(h) ***Insurance***. The Mortgaged Property is covered by hazard, flood, liability and rent loss insurance that meets the requirements of the *Guide* as of the applicable Closing Date except as set forth on Schedule B. Without limiting the generality of the foregoing, for any Bond Mortgage secured by a Mortgaged Property located in whole or in part in a Special Flood Hazard Area ("SFHA") identified by the Federal Emergency Management Agency, (i) each building that lies within the SFHA is covered by flood insurance in an amount at least equal to the least of (A) its insurable replacement cost, (B) its prorated portion of the unpaid principal balance of the related Bonds as of the Closing Date in the case of a Mortgaged Property, or (C) the maximum limit of coverage available under the National Flood Insurance Program, and (ii) the community where the Mortgaged Property is located participates in the National Flood Insurance Program.

(i) ***Delinquencies and Defaults***. Except as described on Schedule B, (i) all payments due under the terms of the Bond Mortgage Documents have been made, and there have been no delinquencies of 30 days or more since the origination of the Bond Mortgage, (ii) there are no material non-monetary defaults under the terms of the Bond Mortgage Documents, and (iii) there have been no material non-monetary defaults which have remained uncured for 30 days or more since the date of the origination of the Bond Mortgage. No Bond Mortgage Document is cross-defaulted, and no Bond Mortgage is cross-collateralized, with any other transaction, except as disclosed to, and approved by, Freddie Mac prior to the date hereof.

(j) ***Form 8038.*** Form 8038 relating to each series of Bonds that was "reissued" (for federal tax purposes) or is a new issue with respect to the Mortgaged Property has been or will be timely filed with the Internal Revenue Service.

(k) ***Bond Mortgage Ownership.*** Each Bond Trustee is the sole owner and holder (except for certain reserved rights of the Issuer) of the Bond Mortgage related to the issue of Bonds for which it is the Bond Trustee. The Bond Trustee's interest in each such Bond Mortgage is free and clear of any third party security interests, claims and encumbrances of any kind (except for certain reserved rights of the Issuer).

(l) ***Third-Party Reports***. The Sponsor has provided or caused to be provided to Freddie Mac all third party reports in its possession relating to the Mortgaged Property or the Owner, including, without limitation, any credit report, appraisal, engineering report, environmental report or audit, title insurance policy, flood zone determinations and surveys. With respect to each such report, the Sponsor represents and warrants that (i) a Sponsor Affiliate has examined the report, (ii) the preparer of the report is appropriately qualified and (iii) to the Sponsor's best knowledge, the report is complete and accurate.

(m) ***Undisclosed Information about Owner***. Except as disclosed to Freddie Mac in writing, the Sponsor has no actual knowledge of any fact or circumstance affecting the Owner or the Mortgaged Property that materially and adversely affects the Owner's ability to meet its obligations under the Bond Mortgage in a timely manner.

(n) ***Insolvency***. Except as specifically described on Schedule B, no bankruptcy, insolvency, reorganization or comparable proceeding has ever been instituted by or against the Owner or any guarantor or indemnitor of the Owner's obligations at any time during the last seven (7) years, and no such proceeding is now pending against any such party.

(o) ***Information from Owner***. No information provided by the Owner or any guarantor is untrue, inaccurate or misleading in any material and adverse respect, and the description of the Owner, and each principal of the Owner, contained in the Data Tape is true, complete and correct in all material respects.

(p) ***Negligence***. To Sponsor's best knowledge, there has been no negligent act or omission by the Sponsor, any principal of the Sponsor, any Sponsor Affiliate or any employee of the Sponsor or Sponsor Affiliate that has a material adverse effect on the value of the Bond Mortgage.

(q) ***Enforceability***. The Bond Mortgage and the related Bond Mortgage Documents are enforceable in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting the enforcement of creditors, rights generally, and general principles of equity (whether such enforcement is considered in a proceeding at law or in equity) and any other qualifications set forth in any legal opinion delivered at the closing of the Bond Mortgage relating to such enforceability. The Owner has no rights of offset, defense, counterclaim or rescission with respect to the Bond Mortgage Documents. The Sponsor has complied with all applicable laws, regulations and administrative requirements, state, local and federal, which would affect in any material respect the enforceability of the Bond Mortgage Documents against the Owner, and the Bond Mortgage Documents comply with all applicable laws, regulations and requirements with respect to usury.

(r) ***Title; First Lien***. Except as indicated on Schedule B, the Owner holds its interest in the Mortgaged Property in fee simple. The lien of each Bond Mortgage is insured by one or more lender's title insurance policies insuring the applicable Bond Trustee, and its successors and assigns, as to the first priority lien (except as noted on Schedule B with respect to the Bonds of a subordinate series) of such Bond Mortgage in the aggregate principal amount of the Bonds to which it relates, subject only to: (i) the lien of current real property taxes, ground rents, water charges, sewer rents and assessments not yet due and payable; and (ii) the exceptions (general and specific) set forth in such title policies, including all covenants, conditions and restrictions, rights of way, easements and other matters of public record, none of which, individually or in the aggregate, materially interferes with (A) the current use of the Mortgaged Property or the security intended to be provided by such Bond Mortgage, (B) the Owner's ability to pay its obligations when they become due, or (C) the value of the Mortgaged Property. No new liens or other matters of record have been filed against the Mortgaged Property since the date of the applicable title insurance policy that would not be insured by the title insurance policy as being subordinate to the lien of the Bond Mortgage, and no such lien, individually or in the aggregate, materially interferes with (A) the current use of the Mortgaged Property or the security intended to be provided by such Bond Mortgage, (B) the Owner's ability to pay its obligations when they become due, or (C) the value of the Mortgaged Property or such lien has been released. Each such title policy contains all endorsements as are required as of the date hereof by Section 29.1(g) of the *Guide,* or equivalent affirmative insurance, and otherwise conforms in all respects with the *Guide* except as set forth on Schedule B. The Sponsor has made no claims under any of such title insurance policies.

(s) ***Taxes Paid***. All taxes, water and sewer charges, ground rents, governmental assessments and other similar charges having a lien, or which would create a lien upon the Mortgaged Property if unpaid by their payment due date, have been paid, or amounts sufficient to cover the same in the ordinary course have been escrowed under the Bond Mortgage Documents consistent with the requirements of such Bond Mortgage Documents.

(t) ***Equal Opportunity***. The origination of each Bond Mortgage by the Sponsor or its Affiliates did not violate any applicable federal, state and local laws and regulations, which if violated would materially and adversely affect the enforceability of the Bond Mortgage, including but not limited to each of the following and regulations issued under each of the following:

(i) Title VIII of the Civil Rights Act of 1968, as amended, 42 U.S.C. §§3601 et seq. (1996).

(ii) Title VII of the Consumer Credit Protection Act, as amended, 15 U.S. C. §§1691 - 1691f (1996).

(iii) Section 527 of the National Housing Act, as amended, 12 U.S.C. §1735f-5 (1996).

(u) ***Status***. The Sponsor has complied with all laws relating to licensing, qualification to do business and approval to originate mortgages in the state in which the Mortgaged Property is located to the extent necessary to ensure the validity and enforceability of the Bond Mortgage Documents and performance of the Sponsor's obligations under this Agreement.

(v) ***Environmental***. Except as disclosed to Freddie Mac in environmental reports delivered to Freddie Mac or as listed on Schedule B, there is not now nor has there ever been:

(i) any storage, disposal or discharge of hazardous materials or substances on or affecting the Mortgaged Property,

(ii) any event or condition with respect to the Mortgaged Property, that constitutes a material violation of any applicable local, state, or federal environmental or public health law, or

(iii) any pending or threatened (in writing) environmental or public health litigation or administrative action by any private party or public authority with respect to the Mortgaged Property.

(w) ***Interest Computation***. Each Indenture with respect to the related Bonds provides for computation of interest on the basis of a 360-day year comprised of twelve 30-day months to the maturity date of the Bonds. Each Bond Mortgage Note provides for computation of interest on the basis of a 360-day year comprised of twelve 30-day months to the maturity date of the Bond Mortgage Note.

(x) ***Bond Requirements.*** Except as indicated on Schedule B:

(i) any Bonds originally issued as "draw-down" Bonds have been completely drawn down;

(ii) all Bonds are secured by a recorded mortgage or deed of trust granted by the related Owner in favor of the related Bond Trustee (or granted to the Issuer and then assigned to the related Bond Trustee);

(iii) all Bonds bear interest at fixed rate to maturity or an earlier reset date (and in the case of any earlier reset date, will bear interest at a fixed rate thereafter to be determined in accordance with the related Bond Documents);

(iv) with respect to each series of Bonds, neither the Issuer nor the Trustee nor any other third party may direct or cause an acceleration or redemption of the Bonds or the related Bond Mortgage Loan or a foreclosure of the lien of the related Bond Mortgage pursuant to the terms of the related Bond Documents or Bond Mortgage Documents based on a failure to pay the fees or expenses or any other amounts owed to the Issuer, the Trustee or any such third party without the prior consent of the Bondholder Representative;

(v) no third-party credit facility (other than the Freddie Mac Credit Enhancement) or liquidity facility is in effect with respect to any series of Bonds;

(vi) no interest rate swap or cap or other interest rate hedge is in effect with respect to any series of Bonds; and

(vii) no forward or standby bond purchase agreement is in effect with respect to any series of Bonds.

(y) ***Ineligible Bond Mortgages***. The Bond Mortgage and the Bond Mortgage Documents include none of the following features that would be applicable during the term of this Agreement, except as described on <u>Schedule B</u>:

(i) A principal balance that includes capitalization of interest, taxes, hazard insurance premiums or late charges.

(ii) [Reserved].

(iii) A Mortgaged Property in which any of the residential space is master leased to a single lessee or is master leased for military housing.

(iv) A Mortgaged Property more than 20 percent of which is used for student and/or military housing.

(v) A lender equity participation feature.

(vi) A Mortgaged Property with physical occupancy below 90 percent.

(vii) A ground lease.

(viii) A Mortgaged Property that is encumbered by financing that is subordinate to the Bond Mortgage, which subordinate financing does not meet the requirements of the Guide for “soft” subordinate financing.

(z) ***Title Insurance***. Each Title Insurance Policy in effect with respect to the related Bond Mortgage is identical to the policy previously submitted to Freddie Mac by the Sponsor. There are no conditions or encumbrances that have not been disclosed to the title insurer and that would provide a reasonable basis for the title company refusing to honor a claim. To the knowledge of Sponsor, there are no liens or encumbrances affecting the Bond Mortgage or the Mortgaged Property that are not identified in Section 2.1(r), in Schedule B to the Title Insurance Policy or in the title report delivered to Freddie Mac in connection with this transaction arising during the period from the effective date of the Title Insurance Policy to the Closing Date.

(aa) ***Survey***. Except as set forth on Schedule B, the survey delivered to Freddie Mac as part of the Underwriting Package correctly depicts for the Mortgaged Property the boundary lines, improvements and exceptions to title that can be shown on a survey required to be shown on a survey under the ALTA/ACSM requirements for urban surveys, and otherwise meets the requirements of the *Guide*.

(bb) ***Single Tax Parcel***. The Mortgaged Property consists of property identified as all of a single tax parcel or, if identified as multiple tax parcels, the Mortgaged Property constitutes the entirety of those tax parcels. Any tax parcel or parcels within which the Mortgaged Property is located does not include property that is not subject to the Bond Mortgage.

(cc) ***Access***. Except as set forth on Schedule B, the Mortgaged Property does not share ingress and egress through an easement or private road, or share on-site or off-site recreational facilities and amenities that are not located on the Mortgaged Property and under the exclusive control of the Owner; or where there is shared ingress and egress or amenities, there exists an easement or joint use and maintenance agreement, such agreement meets the requirements of the Guide, and such agreement (i) provides that access to and use and enjoyment of the easement or private road and/or recreational facilities and amenities is perpetual, (ii) specifies the Owner's responsibilities and share of expenses, and (iii) states that the failure to pay any maintenance fee will not result in a loss of usage of the easement.

(dd) ***Zoning***. The overall character of the existing use of the Mortgaged Property is consistent with the zoning classification of the Mortgaged Property, except to the extent such use may constitute a legal nonconforming use. Except as disclosed to Freddie Mac in writing, the Mortgaged Property does not violate any density or building setback requirements of the applicable zoning law, and reconstruction of the Mortgaged Property in its current configuration would be permitted by applicable zoning laws following destruction of part or all of the Mortgaged Property by fire or other casualty or, in lieu thereof, building law and ordinance insurance coverage satisfying the requirements of the Guide as of the Closing Date has been provided. The Mortgaged Property otherwise meets the requirements of the *Guide* relating to zoning, and no proceedings are pending or, to the best of Sponsor's knowledge, threatened that would result in a change of the zoning of the Mortgaged Property.

(ee) ***Bond Information***. The information with respect to the Bonds and the Enhanced Custodial Receipts set forth on Schedule 1 to the Series Certificate Agreement and Appendix A to the Offering Circular Supplement is true and correct in all material respects.

(ff) ***Owner Liability***. Except as set forth in the Bond Mortgage and the documents related thereto, the Owner of the Mortgaged Property has no outstanding or continuing payment obligations to the Sponsor, the Issuer or the Bond Trustee, and, to Sponsor's knowledge, the Sponsor, the Issuer and the Bond Trustee have not breached any obligation or duty owed to the Owner under the Bond Mortgage Documents or at law or in equity the Regulatory Agreement or other similar agreement imposing operating restrictions on the Mortgaged Property.

(gg) ***LURA and Bond Documents***. (i) The use and operation of the Mortgaged Property is currently in compliance with the provisions of the Land Use Restriction Agreement, the Regulatory Agreement or other similar agreement (including any such agreement constituting or executed in connection with a Housing Assistance Payment contract from the U.S. Department of Housing and Urban Development) imposing operating restrictions on the Mortgaged Property executed in connection with the Bonds (the "LURA"), and no prior violations have occurred that would result in any related tax exempt bonds becoming taxable, loss or material diminution in value of the tax credits, forfeiture or reversion of title to the Mortgaged Property or other material loss or risk of loss on the part of the Owner or the Mortgaged Property; (ii) to the best of Sponsor's knowledge, there have been no actions, claims, demands or proceedings brought against the Owner or related to the Mortgaged Property arising out of any violations or claimed violations of any Tax Regulatory Agreement; (iii) no circumstances exist which, with the giving of notice or the expiration of any applicable grace or cure period, would constitute an event of default under the Bond Documents; (iv) there are no fees currently due and owing under the Bond Documents which have not been paid; and (v) no claims for indemnification under the Bond Documents have been made or are pending, and no basis for such a claim for indemnification exists.

(hh) ***Nonexistent Documents***. Except as indicated on Schedule B, none of the following documents is currently in effect with respect to the Bond Mortgage or the Mortgaged Property:

(i) A mortgage note or any other obligation payable to the Sponsor or any its Affiliates.

(ii) Except as disclosed in writing to Freddie Mac, an assignment of rents or leases in favor of the Sponsor or its Affiliates.

(iii) An escrow agreement for the benefit of the Sponsor or its Affiliates creating or governing the tax and insurance escrow, any repair escrow or any other escrow fund with respect to the Bond Mortgage (except pursuant to the Sponsor Documents) or the Mortgaged Property (other than the Mortgaged Properties set forth on Schedule B and in the amounts set forth on Schedule B).

(ii) ***Perfection of Security Interest***. Financing statements have been filed in all locations necessary to perfect a security interest in all of the Mortgaged Property described in the financing statements, including all furniture, fixtures, equipment, accounts, contracts rights, condemnation and casualty proceeds, general intangibles and all other personal property related to the ownership or operation of the Mortgaged Property, described in those financing statements, to the extent that applicable law permits a security interest in such collateral to be perfected by filing.

(jj) ***Single Asset Requirements***. In the case of each of the Mortgaged Properties, except as disclosed to Freddie Mac on Schedule B, the Bond Mortgage prohibits the applicable Owner from owning substantial assets other than its Mortgaged Property and prohibits the applicable Owner from engaging in any business enterprises other than the operation of its Mortgaged Property. To the Sponsor's best knowledge, each Owner is in compliance with the above-described provision of its Bond Mortgage.

(kk) ***Flood Zone Determination***. The Flood Zone Determination form for the Mortgaged Property was prepared on the basis of the legal description of the Mortgaged Property and, notwithstanding any street address specified on the form, the determination evidenced by the form is applicable to all buildings comprising the Mortgaged Property.

(ll) ***Federal Income Tax Matters***. To Sponsor's best knowledge, (1) no Owner has taken any action, omitted to take any action, or permitted any action to be taken that would impair the exclusion from gross income for federal income tax purposes of the interest payable on any of the Bonds, and (2) no Owner is in violation of any material requirement of any tax certificate relating to the Bonds.

(mm) ***Payment of Fee Component***. Payment of the Fee Component with respect to each Bond Mortgage Loan is current and no such fees are currently due and payable.

(nn) ***State Allocating Agency Requirements***. The only operating restrictions imposed on any Mortgaged Property by any state tax credit allocating agency not reflected in the regulatory agreements, restrictive covenants or similar instruments recorded against the Mortgaged Properties are those reflected in the letters attached hereto as Exhibit I.

(oo) ***Rebate***. No rebate is due and owing with respect to the Bonds related to any Mortgaged Property.

(pp) ***Exemption from Real Property Taxes***. Except as indicated on Schedule B, the Mortgaged Property has qualified for an exemption from, and has not been subject to, payment of real property taxes since the date the Owner acquired the Mortgaged Property and to Sponsor's best knowledge (i) the Owner is in compliance with the requirements of the Regulatory Agreement applicable to the Mortgaged Property, (ii) the Mortgaged Property qualifies for exemption from real property taxes for the current real property tax year and (iii) no event has occurred which would cause the Mortgaged Property to lose its current exemption from real property taxes.

(qq) ***Amortization Schedules***. The amortization schedules attached as Exhibit II do not contain material errors of which the Sponsor has knowledge, and accurately state the maturity and the principal and interest payments for the applicable Bond Mortgage Loan and related Bond as of each monthly payment date.

(rr) ***Prepayment Schedule***. The first date on which the Bonds are permitted to be redeemed at par is set forth in Exhibit III.

(ss) ***Tax Credit Matters***. Except as indicated on Schedule B, a Form 8609 has been issued by the applicable tax credit allocating agency with respect to each Mortgaged Property evidencing the final allocation of tax credits with respect thereto in an amount such that no adjustment to or repayment of any tax credit investor's capital contribution is necessary, and all tax credit investor capital contributions have been fully funded to the Owner.

(tt) ***Laundry and Other Leases***. Each laundry or telecommunications lease in effect with respect to a Mortgaged Property is in compliance with applicable requirements of the *Guide*, or the nature of any noncompliance is such that it would neither materially interfere with the security provided by the related Bond Mortgage, nor materially impair the value of the Mortgaged Property.

(uu) ***Ownership of Bonds and Custodial Receipts***. (1) The Bonds are genuine and outstanding. The Sponsor has all necessary power and authority to transfer, and has duly authorized by all necessary action the transfer of, the Enhanced Bonds to Freddie Mac and the Custodian-Held Bonds pursuant to the Custody Agreement. Immediately prior to such transfers, the Sponsor owned the Bonds free and clear of any lien, pledge, encumbrance or other security interest, and has not sold, assigned or pledged any of its interest in the Bonds to any Person except in accordance with the Sponsor Documents, and has not entered into any agreement to effect such a sale, assignment or pledge except as contemplated hereby. Upon such transfers, the Sponsor releases all right, title and interest in and to the Bonds (such release by the Sponsor in connection with its transfer of ownership of the Bonds in no way limits its rights to direct the funding of Release Events in certain cases or take other actions with respect to the Bonds as described in the Sponsor Documents).

(2) The Custodial Receipts are genuine and outstanding. The Sponsor has all necessary power and authority to transfer, and has duly authorized by all necessary action the transfer of, the Enhanced Custodial Receipts to Freddie Mac. Immediately prior to such transfers, the Sponsor owned the Enhanced Custodial Receipts free and clear of any lien, pledge, encumbrance or other security interest, and has not sold, assigned or pledged any of its interest in the Enhanced Custodial Receipts to any Person other than Freddie Mac, and has not entered into any agreement to effect such a sale, assignment or pledge except as contemplated hereby. Upon such transfers, the Sponsor releases all right, title and interest in and to the Enhanced Custodial Receipts (such release by the Sponsor in connection with its transfer of ownership of the Enhanced Custodial Receipts in no way limits its rights to direct the funding of Release Events in certain cases or take other actions with respect to the Enhanced Custodial Receipts as described in the Sponsor Documents).

(vv) ***Earthquake Insurance***. With respect to each Mortgaged Property located in Seismic Risk Zone 3 or 4, a seismic analysis has been conducted by a recognized firm experienced in conducting such analyses, and no such analysis showed a Mortgaged Property with a probable maximum loss of greater than 40%. For each such Mortgaged Property with respect to which the applicable seismic analysis shows a probable maximum loss of greater than 20%, but not greater than 40%, earthquake insurance is currently maintained by the related Owner with a deductible not in excess of $50,000 from an insurance company with a rating meeting the requirements of the Guide for the applicable size of the Bond Mortgage Loan related to the Mortgaged Property with Freddie Mac named as a loss payee or additional insured.

(ww) ***Owner Status***. Neither the Owner nor any principal of an Owner is a person or entity that is named as a "specially designated national and blocked person" on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov/ofac/t11sdn.pdf.

(xx) ***Replacement Reserves***. The replacement reserve requirements with respect to each Mortgaged Property as set forth in the related Bond Documents and Bond Mortgage Loan Documents, are fully funded.

Section 2.2 Other Representations and Warranties by the Sponsor and Representations and Warranties by Freddie Mac.

(a) The Sponsor represents and warrants as of the Closing Date with respect to each Bond Mortgage Loan and Mortgaged Property related to the Bonds and the Sponsor Documents, as follows:

(i) To Sponsor's best knowledge, the information contained in the Underwriting Package is true and accurate in all material respects and does not omit information in the possession of the Sponsor to make the provided information complete and accurate.

(ii) All copies of documents delivered to Freddie Mac under Section 2.3 of this Agreement are true and accurate copies of the originals. The Sponsor has in its possession no documents described in Section 2.3 of this Agreement for which either originals or copies have not been delivered to Freddie Mac.

(iii) The Sponsor Documents to which it is a party have been duly authorized by the Sponsor, are valid and binding agreements of the Sponsor, and are enforceable against the Sponsor in accordance with their terms except as may be limited by bankruptcy, insolvency, reorganization, moratoria, liquidation or readjustment of debt or similar laws now or hereafter affecting the enforcement of creditors' rights generally, and as may be limited by the effect of general principles of equity regardless of whether such enforcement is considered in a proceeding at law or in equity. The Guaranty has been duly authorized by the Guarantor, is a valid and binding agreement of the Guarantor, and is enforceable against the Guarantor in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratoria, liquidation or readjustment of debt or similar laws now or hereafter affecting the enforcement of creditors' rights generally, and as may be limited by the effect of general principles of equity regardless of whether such enforcement is considered in a proceeding at law or in equity.

(iv) Since June 30, 2010, which is the date of the Guarantor's most recent financial statements submitted to Freddie Mac, there has been no material adverse change in the general financial position of the Guarantor. For the purposes of this representation and warranty, the "general financial position of the Guarantor" shall be deemed to exclude any short-term adverse changes that occur solely as a result of daily interest rate fluctuations.

(v) The Sponsor (A) is a limited liability company duly organized and existing pursuant to the laws of the State of Delaware, (B) has the power and authority to own its properties and to carry on its business as now being conducted and as contemplated by the Sponsor Documents and (C) has the power and authority to execute and perform all the undertakings in the Sponsor Documents and the other transactions and agreements contemplated by the Sponsor Documents. The Guarantor (1) is a limited partnership duly organized and existing pursuant to the laws of Delaware, (2) has the power and authority to own its properties and to carry on its business as now being conducted and as contemplated by the Guaranty and (3) has the power and authority to execute and perform all the undertakings in the Guaranty.

(vi) The execution and performance by the Sponsor of the Sponsor Documents to which it is a party and other agreements required pursuant to such agreements, and by the Guarantor of the Guaranty (A) will not violate in any material respect or, as applicable, have not violated in any material respect any provision of any law, rule or regulation or any order of any court or other agency or government applicable to the Sponsor or the Guarantor and (B) will not violate in any material respect, or as applicable, have not violated in any material respect any provision of any indenture, agreement or other instrument to which the Sponsor or Guarantor, as applicable, is a party or is otherwise subject, or, except as otherwise provided in the Sponsor Documents, result in the creation or imposition of any material lien, charge or encumbrance of any nature.

(vii) Neither the Sponsor nor the Guarantor is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party which default would in Sponsor's good faith and reasonable judgment materially adversely affect the transactions contemplated by the Sponsor Documents or the Guaranty. There is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality or other agency now pending or threatened in writing against or affecting the Sponsor or the Guarantor or any of its properties or rights, which, if adversely determined, would in Sponsor's good faith and reasonable judgment (A) materially impair the right of the Sponsor or the Guarantor to carry on its business as now conducted or (B) have a material adverse effect on the financial condition of the Sponsor or the Guarantor.

(viii) Neither Sponsor nor any applicable Sponsor Affiliate, with respect to any period during which it has acted as Bondholder Representative under the Bond Documents, has taken, or omitted to take, any action that, if taken or omitted, would jeopardize or adversely affect the tax-exempt status of the interest payable on the Bonds.

(ix) Guarantor, as Bondholder Representative, is authorized under the Bond Documents to assign its rights, privileges and obligations as Bondholder Representative to Freddie Mac (whether directly or indirectly through the Custodian).

(x) None of the Bond Documents requires or obligates the Bondholder Representative to pay the fees and expenses of any party, including any obligations of the Owner, or to pay capitalized interest or any other costs during any construction rehabilitation period for any Mortgaged Property.

(xi) Each Owner has established all escrows and reserves required by the Bond Mortgage and the Owner Documents.

(xii) None of the Sponsor or the Guarantor nor the individuals who work for them, whether as employees, agents or independent contractors who have been, prior to the Closing Date, actively engaged in conducting Sponsor's or Guarantor's operations with the Owner, has:

(A) made any written representation to Freddie Mac or the Servicer respecting the Owner, the Bond Mortgage or the Mortgaged Property that it knew or now knows is materially untrue or misleading and that has a materially adverse effect on the value of the Bond Mortgage or the Mortgaged Property, or

(B) omitted to provide any written information to Freddie Mac or the Servicer that it knew or now knows, which omission renders the written information provided to Freddie Mac or the Servicer in connection with the Owner, the Bond Mortgage or the Mortgaged Property materially untrue or misleading and that has a materially adverse effect on the value of the Bond Mortgage or the Mortgaged Property.

The Sponsor and Freddie Mac agree that the individuals who provided such written information to them shall not incur personal liability arising from providing such written information.

(b) By its execution and delivery of the Series Certificate Agreement, Freddie Mac will be deemed to have represented and warranted as of the Closing Date as follows:

(i) It is a shareholder-owned government-sponsored enterprise organized and existing under the laws of the United States of America.

(ii) Each of this Agreement and the Series Certificate Agreement (the "Freddie Mac Documents") is a valid and binding obligation of Freddie Mac, the making and performance of which by Freddie Mac have been duly authorized by all necessary corporate and other action, and neither the consummation of the transactions contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of the Freddie Mac Documents by Freddie Mac, conflicts with, results in a breach of, or is a default under, in any material respect, any of the terms, conditions or provisions of any legal restriction or any instrument to which Freddie Mac is now a party or by which Freddie Mac is bound, or constitutes a violation of any law regulating the affairs of Freddie Mac or internal governing documents of Freddie Mac, and will not result in the creation of any prohibited encumbrance upon any of its assets.

Section 2.3 Conditions. The obligation of Freddie Mac to exchange the Certificates for the Deposited Assets, execute and deliver the Series Certificate Agreement and provide the Credit Enhancement and the Liquidity Facility is subject to the satisfaction of the following conditions precedent on or prior to the Closing Date:

(a) ***Final Documentation Delivery with respect to each Bond Mortgage on a Mortgaged Property***. The Sponsor has completed final delivery of the documentation in respect of each Bond Mortgage on a Mortgaged Property that relates to the Bonds by delivering the following (to the extent not previously delivered) to Freddie Mac, Legal Division, 8200 Jones Branch Drive, Mail Stop 204, McLean, VA 22102 Attention: Associate General Counsel, an accurate, complete and legible copy of the following documents, including all assignments of such documents:

(i) The Bond Mortgage.

(ii) The closing transcript from the original issue of the related Bonds and from any subsequent refunding issue, if applicable.

(iii) Each financing statement that purports to perfect a security interest related to the Bond Mortgage or the related Bonds.

(iv) The Title Insurance Policy insuring the Bond Mortgage and naming the applicable Bond Trustee as the insured, in a form approved by Freddie Mac.

(v) Each document listed as an exception to coverage in **Schedule B** to the title insurance policy to the extent requested by Freddie Mac.

(vi) A survey approved by Freddie Mac.

(vii) Each legal opinion received by the Sponsor and the Issuer from counsel to the Owner and the guarantor(s), if any, in a form acceptable to Freddie Mac.

(viii) All laundry leases and commercial leases and copies of all related subordination agreements.

(ix) Evidence satisfactory to Freddie Mac of insurance coverage including, as determined to be applicable by Freddie Mac, hazard, earthquake (unless waived by Freddie Mac), rent loss or business interruption, building ordinance, liability and (if any structure forming part of the Mortgaged Property is located in a special flood hazard area identified by the Federal Emergency Management Agency) flood insurance coverage.

(x) If a flood zone determination has been made by a third party on or after January 2, 1996, a copy of the flood zone determination, which must be on the Standard Flood Hazard Determination Form issued by the Federal Emergency Management Agency.

(xi) The rent schedule certified by the Owner as true and correct, most recently received by the Sponsor and acceptable to Freddie Mac.

(xii) Any separate assignment of leases and rents related to the Bond Mortgage, if any.

(xiii) Each guaranty of the obligations of the Owner under the related Exceptions to Non Recourse Guaranty.

(xiv) To the extent obtained by the Sponsor or applicable Sponsor Affiliate, each replacement reserve agreement and repair escrow agreement or comparable agreements, relating to the Mortgaged Property.

(xv) A completed questionnaire by the Bond Trustee in form and scope satisfactory to Freddie Mac.

(b) ***Final Documentation and Fee Delivery with Respect to this Agreement***. On or prior to the Closing Date, the following conditions precedent shall be satisfied prior to delivery by Freddie Mac of the Series Certificate Agreement:

(i) payment made or caused to be made by the Sponsor of (x) Freddie Mac's fees, costs and expenses and (y) all other initial deposits, fees, costs and expenses which are due and payable by the Sponsor on or before the Closing Date in accordance with this Agreement and the other Sponsor Documents;

(ii) delivery to the title insurance company for filing and/or recording in all applicable jurisdictions (or such filing and/or recording having been provided for in a manner satisfactory to Freddie Mac) of all documents, including, without limitation, duly executed and acknowledged copies of each Bond Mortgage, UCC-1 financing statements and other appropriate instruments, in form and substance satisfactory to Freddie Mac and in proper form for recordation as may be necessary, in the opinion of Freddie Mac, to perfect the lien created by the foregoing, and each applicable Owner Document (or evidence of the prior recordation of such documents) and the payment of all taxes, fees and other charges payable in connection with such execution, delivery, recording and filing;

(iii) there shall have occurred no material adverse change in the financial condition, business or prospects of any Owner, or in the physical condition, operating performance or value of the Owner's Mortgaged Property from that shown in the Underwriting Package for the Bonds delivered to Freddie Mac by the Sponsor;

(iv) there shall exist no default or "Event of Default" under any of the Owner Documents with respect to any Mortgaged Property; and

(v) receipt by Freddie Mac, on or prior to the Closing Date, of the following, each dated as of the Closing Date, except as otherwise agreed to in form and substance satisfactory to Freddie Mac in all respects:

(A) an executed copy of the Series Certificate Agreement, the Remarketing Agreement, the Custody Agreement and the satisfaction of all conditions precedent set forth in such documents;

(B) an executed counterpart of this Agreement;

(C) an executed copy of the Servicing Agreement and copies of any other servicing agreements or sub-servicing agreements applicable to the Bond Mortgage Loans;

(D) a pass-through opinion of Shearman & Sterling LLP to the effect that the interest on the Class A Certificates and the Class B Certificates are not includable in gross income to the holders thereof for federal income tax purposes to the same extent as though the holders of such certificates owned the Bonds;

(E) an opinion of counsel to the Sponsor with respect to the due authorization, execution and delivery of the Custodial Receipts and the Custody Agreement and the pass-through nature of interest on the Custodial Receipts in form and substance acceptable to Freddie Mac;

(F) an opinion of special counsel to Freddie Mac with respect to the treatment of the Series Pool under applicable tax laws of the Commonwealth of Virginia, in form and substance acceptable to Freddie Mac;

(G) opinions of counsel to the Sponsor, the Guarantor and the Servicer dated the Closing Date and addressed to Freddie Mac, in form and substance acceptable to Freddie Mac;

(H) the most recent environmental report pertaining to the Mortgaged Property, and all related due diligence completed to Freddie Mac's satisfaction;

(I) the most current survey relating to the Mortgaged Property in form and substance acceptable to Freddie Mac;

(J) such opinions of Bond Counsel and counsel to the Remarketing Agent as Freddie Mac shall require in form and substance satisfactory to Freddie Mac;

(K) the initial Hedge Agreement(s), containing terms and conditions consistent with this Agreement and in form and substance satisfactory to Freddie Mac;

(L) an ACCORD 28, Evidence of Policy naming the Bond Trustee as loss payee and mortgagee under each fire or casualty insurance policy covering the Mortgaged Property and a certified copy of all such policies;

(M) to the extent not previously received by Freddie Mac, a certificate from the Bond Trustee of each series of Bonds that were reissued prior to the Closing Date, stating that arbitrage calculations to be done in connection with reissuance of the Bonds for each Mortgaged Property have been completed, and any amounts due and payable to the United States Treasury in connection therewith have been paid;

(N) the Guaranty;

(O) true and correct copies of rating letters from each Rating Agency rating the Class A Certificates;

(P) executed copies of each of the Repair Escrow Agreement, the Ohio Portfolio Escrow Agreement and the Villages at Lost Creek Escrow Agreement;

(Q) evidence of the transfer to, or delegation of, all the servicing arrangements applicable to the Bonds to the Servicer;

(R) evidence that any bond-level replacement reserves and tax and insurance escrows held by an Owner or other third party (including but not limited to those related to the South Park and Cross Creek Mortgaged Properties) have been transferred to either the applicable Bond Trustee or to the Servicer;

(S) executed copies of subordination agreements with respect to all subordinate loans or other debt made to the Owner of the Mortgaged Properties by the Guarantor or any Affiliate thereof or currently held thereby; and

(T) such other documents, instruments, certificates, approvals (and, if requested by Freddie Mac, certified duplicates of executed copies thereof) or opinions as Freddie Mac may request.

Where subsection (a) requires delivery of a copy of a Bond Mortgage, the related financing statement or other filed or recorded document, the copy must show the recorder’s stamp, book and page number, or instrument number.

(c) ***Document Deliveries***. The delivery of copies required by Sections 2.3(a) and 2.3(b)(ii) above shall be carried out by or on behalf of the Sponsor, at no expense to Freddie Mac. If the Sponsor fails to deliver to Freddie Mac any above-required documentation, Freddie Mac may order recorder-certified copies of the missing items that are recorded items, and the Sponsor shall reimburse Freddie Mac upon demand for all costs and expenses incurred by Freddie Mac in doing so.

***Section 2.4 Breach of Representations and Warranties*.**

(a) The Sponsor shall notify Freddie Mac within 15 days following a discovery by the Sponsor of a breach of any representation or warranty made by the Sponsor under this Agreement that materially and adversely affects the value of a Deposited Asset (a "Breach"). Freddie Mac agrees to use its best efforts to provide notice to the Sponsor within 30 days following a discovery by Freddie Mac of a Breach; provided, however, that the failure of Freddie Mac to so notify the Sponsor of such a Breach shall not relieve the Sponsor of its obligation to cure such Breach upon receiving notice from Freddie Mac or obtaining knowledge thereof.

(b) Within 60 days after the earlier of (i) discovery by the Sponsor of a Breach, or (ii) the Sponsor's receipt of notice from Freddie Mac of such Breach, the Sponsor shall (x) commence commercially reasonable efforts to cure such Breach in all material respects or (y) solely in the event such Breach cannot be cured by the Sponsor's commercially reasonable efforts in accordance with the terms of this Section 2.4, provide a Substitute Asset for a Deposited Asset with respect to which a Breach has occurred, but only in accordance with the terms of Section 3.19 hereof.

(c) Subject to the last sentence of this subsection (c), if a Breach is not cured by the Sponsor within 60 days after the discovery or receipt of notice of such Breach or a Substitute Asset is not provided, in each case as set forth in subsection (b) above, Freddie Mac shall have the right to pursue all remedies specified in this Section including, but not limited to, (i) the right to require the Sponsor to fund or cause the funding of the purchase from the Administrator of the series of Deposited Assets related to the Breach, to the extent that Freddie Mac may exercise its purchase right following the occurrence of a Release Event with respect to the same (which funding by, or caused by, the Sponsor shall be accomplished via the exercise of such right of the Sponsor's in accordance with Section 7.3(a) hereof and applicable provisions of the Series Certificate Agreement), and (ii) the right to require payment by the Sponsor of a Prepayment/Substitution Premium in connection with any such Release Event, which remedies in addition to the recovery of enforcement costs from the Sponsor, proceeding under the Guaranty, and taking action as provided in subsection (d) below shall be the sole rights and remedies available to Freddie Mac as the result of a Breach. In the event the Breach is non-monetary and such that it can be corrected, but not within 60 days, Freddie Mac shall not pursue any remedies hereunder if corrective action is instituted by the Sponsor within such 60 days and diligently pursued until the Breach is cured, provided such Breach must be cured not later than the earlier of 90 days after the discovery or receipt of notice of such Breach as set forth in subsection 2.4(b) above.

(d) If Sponsor fails to cure a Breach, or provide a Substitute Asset as set forth in subsection (b) above, within the time provided in subsection (c) above, or fails to diligently prosecute the cure of such Breach, in Freddie Mac's reasonable judgment, Freddie Mac, after written notice to the Sponsor, shall have the right, but not the obligation, to cure any such Breach, and any costs, fees or expenses so incurred by Freddie Mac shall be a Credit Advance and shall be paid by the Sponsor in accordance herewith. Amounts expended by the Sponsor to cure a Breach shall be at the sole cost and expense of the Sponsor.

(e) The representations and warranties in this Agreement, Freddie Mac's right to rely on them, and the Sponsor's liability for a Breach, shall not be affected or limited by any investigation (including any pre-purchase review of documentation) made by, or on behalf of, Freddie Mac, except to the extent that the Sponsor can establish that one or more of the following Freddie Mac employees had actual knowledge (as opposed to imputed knowledge arising from the receipt of the documents required to be delivered by the Sponsor hereunder) of such Breach prior to the Closing Date and did not inform the Sponsor of such Breach prior to the Closing Date:

Clayton A. Davis, Christopher B. Propert, Filiz Unal, John Maalouf and Shaun Smith

provided that the inclusion of Christopher B. Propert in the list of Freddie Mac employees shall not imply a waiver of the attorney-client privilege, which may be asserted by Freddie Mac.

ARTICLE III
COVENANTS OF THE SPONSOR

Section 3.1 Freddie Mac Closing Fee and Closing Expenses; Other Closing Costs and Initial Deposits. The Sponsor shall pay, or cause to be paid, to Freddie Mac on the Closing Date a closing fee in the amount of $150,000 together with Freddie Mac's expenses (including but not limited to printing costs in connection with the Offering Circular and the auditor's fee in connection with the delivery of the comfort letter(s)), and the Sponsor shall also pay the fees and expenses of Freddie Mac's outside counsel in accordance with the instructions of such counsel on the Closing Date. The Sponsor shall also pay, or cause to be paid or funded, as applicable, on or before the Closing Date, all other fees, costs, expenses and initial deposits required to be paid or funded by the Sponsor under any other Sponsor Documents.

Section 3.2 Reimbursement of Credit Advances. The Sponsor shall reimburse Freddie Mac the amount of each Credit Advance on the date such Credit Advance was made by Freddie Mac, together with interest on the Credit Advance that has accrued but has not been paid on the fifteenth day of the month in which such Credit Advance occurs, from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement or from the Pledged Security Collateral hereunder; provided, however, a Credit Advance that funded a Bond Purchase Loan pursuant to Section 7.3 shall be paid in accordance with the provisions thereof.

Section 3.3 Scheduled Payments and Deposits.

(a) ***Monthly Payments.*** The Sponsor shall pay, from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement, the following amounts on the fifteenth day of each month beginning on the fifteenth day of the first month following the Closing Date:

(i) Interest on Credit Advances. Accrued but unpaid interest on any outstanding Credit Advances from the date such Credit Advance was made by Freddie Mac to the date on which the Credit Advance is reimbursed at the Default Rate; provided, however, that interest on a Credit Advance that funded a Bond Purchase Loan pursuant to Section 7.3 shall be accrued in accordance with the provisions thereof.

(ii) Interest on Liquidity Advances. Accrued but unpaid interest on each outstanding Liquidity Advance, from the date such Liquidity Advance was made, at the Liquidity Rate, to the date on which reimbursement of such Liquidity Advance is due pursuant to Section 3.4 below, and thereafter at the Default Rate until such Liquidity Advance is reimbursed.

(iii) Freddie Mac Fee. The accrued but unpaid Freddie Mac Fee.

(iv) Remarketing Agent Fee. The accrued but unpaid Remarketing Agent Fee.

(v) Cap Fee Escrow Payment. The applicable monthly payment to fund the Cap Fee Escrow as required by Section 5.1.

(vi) Servicing Fee. The accrued but unpaid Servicing Fee.

(b) ***Certain Third Party Fees***. To the extent not paid by the Owner with respect to any Bond Mortgage Loan, the Sponsor shall pay from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement the regular, ongoing fees due from time to time to the Bond Trustee and the rebate analyst appointed under the Indenture, as applicable, to the party entitled to payment thereof when such payment is due.

Section 3.4 Reimbursement of Liquidity Advances. The Sponsor shall reimburse or cause to be reimbursed Freddie Mac for each Liquidity Advance, from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement (except to the extent that remarketing proceeds have already become available for application to such reimbursement), together with interest on the Liquidity Advance that has accrued but has not been paid, under Section 3.3(a) on the first to occur of:

(a) 60 days following the Liquidity Advance.

(b) if the related Pledged Class A Certificates are remarketed by the Remarketing Agent, the date on which the proceeds of that remarketing are delivered to the Administrator;

(c) the date on which the related Pledged Class A Certificates are redeemed or otherwise paid in full and canceled;

(d) the Liquidity Commitment Termination Date; or

(e) the date on which the Series Certificate Agreement terminates.

Section 3.5 Payment of Costs, Fees and Expenses. In addition to the Sponsor’s other obligations set forth in this Article III and in the other Sponsor Documents, the Sponsor shall pay, upon written demand, to Freddie Mac (from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement) all of the following:

(a) all fees, costs, charges and expenses (including the reasonable fees and expenses of attorneys, and the fees and expenses of accountants and other experts) incurred by Freddie Mac in connection with, or related to, the execution and delivery of the Series Certificate Agreement, the deposit of the Deposited Assets with the Administrator, the deposit of the Custodian-Held Bonds under the Custody Agreement, the issuance of the Custodial Receipts, the sale of the Class A Certificates, and the preparation and review of the Sponsor Documents and all other documents related to the transactions contemplated by the Sponsor Documents, and the consummation of the transactions contemplated hereby and thereby and any tax or governmental charge imposed in connection with the execution and delivery of the Series Certificate Agreement;

(b) any and all fees, costs, charges and expenses incurred by Freddie Mac (including the reasonable fees and expenses of attorneys, and the fees and expenses of accountants and other experts) in connection with (i) any amendments, consents or waivers to this Agreement, the Sponsor Documents and any other documents related to the transactions contemplated by the Sponsor Documents (whether or not any such amendments, consents or waivers are entered into), (ii) any requests by the Sponsor for Freddie Mac to consider providing credit enhancement for any other certificate issue, (iii) any proposed Hedge arrangement or proposed investments under the Series Certificate Agreement, (iv) any adjustment or conversion of the interest rate on the Class A Certificates, (v) any tender, purchase, refunding, reoffering or remarketing of the Bonds, the Custodial Receipts or the Certificates, (vi) any collection, disbursement or application of insurance or condemnation awards, proceeds, damages or other payments including, without limitation, all costs incurred in connection with the application of insurance or condemnation awards to restore or repair the Mortgaged Property, including, reasonable appraiser fees, (vii) the transfer, assignment and re-registration of the Bonds or the Custodial Receipts to Freddie Mac and (viii) any audit of any Mortgaged Property, the Bonds, the Custodial Receipts or the Certificates by the Internal Revenue Service;

(c) interest, fines and penalties, any and all documentary stamp, recording, transfer, mortgage, intangible, filing or other taxes (other than income taxes) or fees and any and all liabilities incurred by Freddie Mac or the Servicer with respect to or resulting therefrom which may be payable in connection with the execution and delivery of, or the consummation or administration of any of the transactions contemplated by, or any amendment, supplement, or modification of, or any waiver or consent under or in respect of, or any filing of record, recordation, release or discharge of, this Agreement, the Sponsor Documents, the Owner Documents and any other documents related to the transactions contemplated by the Sponsor Documents or the Owner Documents;

(d) any and all fees, costs, charges and expenses (including the reasonable fees and expenses of attorneys, and the fees and expenses of accountants and other experts) which Freddie Mac may pay or incur in connection with any payment under the Series Certificate Agreement, including payments of any fees and charges in connection with any accounts established to facilitate payments under the Series Certificate Agreement, or the performance of Freddie Mac's obligations under the Series Certificate Agreement;

(e) any payments or advances made by Freddie Mac or the Servicer on behalf of the Sponsor pursuant to this Agreement, the other Sponsor Documents, the Owner Documents and any other documents related to the transactions contemplated by the Sponsor Documents or the Owner Documents;

(f) any and all fees, costs, or charges and expenses (including the reasonable fees and expenses of attorneys, and the fees and expenses of accountants and other experts) incurred by Freddie Mac or the Servicer in connection with the administration or enforcement or preservation of rights or remedies under the Sponsor Documents, the Owner Documents and any other documents related to the transactions contemplated by the Sponsor Documents or the Owner Documents or in connection with the foreclosure upon, sale of or other disposition of any security granted pursuant to the Sponsor Documents or the Owner Documents and any other documents related to the transactions contemplated by the Sponsor Documents or the Owner Documents;

(g) all out-of-pocket expenses (including reasonable expenses for legal services) of, or incident to, the preservation of rights under, or enforcement of, any of the provisions of this Agreement, or performance by Freddie Mac of any obligations of the Sponsor in respect of the Hedge Collateral which the Sponsor shall have failed or refused to perform, or any actual or attempted sale, or any exchange, enforcement, collection, compromise or settlement of Collateral, and defending or asserting rights and claims of Freddie Mac in respect thereof, by litigation or otherwise;

(h) all reasonable out-of-pocket costs and expenses incurred by the Pledge Custodian in connection with the administration and enforcement of Article VIII of this Agreement; and

(i) interest at the Default Rate on any and all amounts referred to in Subsections (a) through (h) above from the date which is five (5) days following the date when due until payment of all such amounts in full,

provided, however, that the Freddie Mac Fee will compensate the Administrator for its fees (but not out of pocket expenses) for the performance of the Administrator’s duties pursuant to the Series Certificate Agreement.

Section 3.6 Application and Timing of Payments.

(a) ***Application of Payments***. If the Servicer or Freddie Mac receives on any date less than the full amount that is due and payable on or before that date under Sections 3.2 through 3.5 of this Agreement, the amount received shall be applied in such order as Freddie Mac may, in its sole discretion, determine.

(b) ***Timing of Payments***. Any amount payable to Freddie Mac hereunder shall be deemed paid only to the extent immediately available funds for that purpose are received by Freddie Mac (in any capacity) by 2:00 p.m., Washington, D.C. time, on the due date. Any such amount received after 2:00 p.m., Washington, D.C. time, on its due date shall be treated, and shall accrue interest, as if it were paid at 9:00 a.m., Washington, D.C. time, on the next Business Day.

Section 3.7 [Reserved].

Section 3.8 Payment of Prepayment/Substitution Premium. (a) If the applicable Yield Maintenance Period has not expired, the Sponsor shall pay a Prepayment/Substitution Premium by remitting to Freddie Mac funds in the amount of such Prepayment/Substitution Premium from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement upon any of the following events:

(i) A redemption of a portion of the Class A Certificates as a result of a Release Event pursuant to Section 2.4(c) hereof or Section 3.24 hereof.

(ii) A redemption of any of the Certificates during the Yield Maintenance Period, due to an involuntary prepayment upon acceleration of the Bond Mortgage Note and mandatory redemption of the Bonds under the terms of the applicable Indenture after a Bond Event of Default thereunder but only if and to the extent that a prepayment premium is paid by the Owner in connection with such prepayment of the Bond Mortgage Note;

(iii) The occurrence of (A) a Release Event of an Enhanced Custodial Receipt directed by the Sponsor pursuant to Section 3.23 resulting from a material payment Bond Event of Default under a Bond Mortgage Loan but where there was no contemporaneous payment deficiency on the released Enhanced Custodial Receipt or (B) a substitution of a Substitute Asset due to a Bond Event of Default at the direction of the Sponsor in accordance with Section 3.19 hereof;

(iv) The mandatory tender of the Class A Certificates pursuant to Section 6.04(a) or (b) of the Series Certificate Agreement relating to a Mandatory Tender Event as a result of a Liquidity Provider Termination Event or (if applicable) a Sponsor Act of Bankruptcy;

(v) Upon the substitution of a Substitute Asset for a Pre-Selected Deposited Asset in connection with a sale of the related Mortgaged Property as directed by the Sponsor in accordance with Sections 3.19 and 3.20 hereof; or

(vi) A redemption in whole of the Class A Certificates as a result of a Release Event pursuant to Section 3.21 hereof which occurs on September 15, 2017.

(b) ***Premium Not Payable***. Except under the circumstances described in Sections 2.4(c), 3.8(a), 3.19, 3.20, 3.21, 3.23 and 3.24 hereof, no Prepayment/Substitution Premium shall be payable, including without limitation under the following circumstances: any prepayment occurring as a result of (i) the application of any insurance proceeds or condemnation award under the Bond Mortgage, (ii) a voluntary prepayment of any Bond Mortgage Loan, (iii) redemption or other mandatory prepayment of any Bonds or the Class A Certificates as a result of the entry of any decree or judgment by a court of competent jurisdiction or the taking of any official action by the Internal Revenue Service or the Department of the Treasury, which decree, judgment or action shall be deemed to be final under applicable procedural law, which has the effect of a determination that the interest on such Bonds is includable in the gross income of the recipients thereof for Federal income tax purposes, (iv) exercise by any Class A Certificateholder of its Optional Disposition Right in accordance with Section 7.05 of the Series Certificate Agreement provided that the Class A Certificates so tendered are remarketed and the Sponsor pays the Hypothetical Gain Share related to the exercise of such right, (v) a redemption of Class A Certificates in connection with a Clean-Up Event, or (vi) a Release Event pursuant to Section 3.22 hereof.

Section 3.9 Substitution of Credit Enhancement or Liquidity Facility. The Sponsor acknowledges that it does not have the right to substitute credit enhancement or liquidity for the Class A Certificates.

Section 3.10 Additional Provisions Regarding Prepayment/Substitution Premium. The Sponsor recognizes that any prepayment of the unpaid principal balance of the Class A Certificates for any reason set forth in Section 3.8(a) hereof will result in Freddie Mac's incurring loss, including loss of income, additional expense and frustration or impairment of Freddie Mac's ability to meet its commitments to third parties. The Sponsor agrees to pay from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement, upon demand, damages for the loss caused by any prepayment, and agrees that it is extremely difficult and impractical to ascertain the extent of such damages. The Sponsor therefore acknowledges and agrees that the formula for calculating the Prepayment Premium represents a reasonable estimate of the damages Freddie Mac will incur because of a prepayment. The Sponsor further acknowledges that the Prepayment/Substitution Premium provisions of this Agreement are a material part of the consideration for the Series Certificate Agreement and the Credit Enhancement and Liquidity Facility provided thereunder, and acknowledges that the terms of this Agreement are in other respects more favorable to the Sponsor as a result of the Sponsor's voluntary agreement to the Prepayment/Substitution Premium provisions. Freddie Mac acknowledges and agrees that the Prepayment/Substitution Premium shall be Freddie Mac's sole compensation and remedy for such loss and damage.

Section 3.11 Remarketing Agent for the Class A Certificates. The Sponsor acknowledges that Freddie Mac shall retain, and shall have the ability, in its sole discretion, to remove or replace, the Remarketing Agent. The Sponsor shall not remove or replace the Remarketing Agent without Freddie Mac's prior written consent, which consent shall not be unreasonably withheld.

Section 3.12 Indemnification. The Sponsor shall indemnify and hold harmless Freddie Mac, in its corporate capacity and in its capacity as Pledge Custodian, and its officers, directors, officials, employees, agents, attorneys, accountants, advisors, consultants and servants, past, present or future (each, an "Indemnified Party"), from and against any and all claims, losses, liabilities, damages, penalties, judgments, costs or expenses (including court costs and reasonable attorneys' fees) (collectively, "Losses") arising from any act or omission of the Sponsor, any Sponsor Affiliate, the Remarketing Agent (if an Affiliate of Sponsor) or any of their respective agents, contractors, servants, employees or licensees in connection with any of the Bond Mortgage Loans, the Bond Mortgages, Mortgaged Properties, the Owner Documents, the Sponsor Documents, the Offering Circular, the Series Certificate Agreement in connection with the issuance of the Custodial Receipts, the Certificates or the remarketing of the Class A Certificates; together with all costs, reasonable counsel fees, expenses or liabilities incurred in connection with any such claim or proceeding brought thereon; except that the Sponsor shall not be required to indemnify any Indemnified Party for damages caused by the willful misconduct, negligence or unlawful acts of such Indemnified Party or for any claims, costs, counsel fees, expenses or liabilities incurred by an Indemnified Party as a result of any action taken by an Indemnified Party at the direction of Freddie Mac. In the event that any action or proceeding is brought, or claim made, against any Indemnified Party, with respect to which indemnity may be sought hereunder, the Sponsor, upon written notice thereof from the Indemnified Party, shall assume the investigation and defense thereof, including the employment of counsel reasonably acceptable to Freddie Mac and the payment of all expenses associated therewith. The Indemnified Party shall have the right to approve a settlement to which it is a party and if the named parties to any such action include both the Sponsor and the Indemnified Party and the Indemnified Party has been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Sponsor, to employ separate counsel in any such action or proceedings and to participate in the investigation and defense thereof, and the Sponsor shall pay or cause to be paid the reasonable fees and expenses of such separate counsel. The provisions of this Section shall survive the termination of this Agreement.

Section 3.13 Freddie Mac Not Liable. None of Freddie Mac's officials, officers, directors, members, shareholders, agents, attorneys, independent contractors or employees shall be responsible for, or liable to, the Sponsor or any of its officials, officers, directors, shareholders, members, partners, affiliates, independent contractors or employees for (a) any act or omission of Freddie Mac or any other Person made in good faith with respect to the validity, sufficiency, accuracy or genuineness of documents, or of any endorsement(s) thereon (except for documents and endorsements provided by Freddie Mac), even if such documents should be in fact, or prove to be in any or all respects, invalid, insufficient, fraudulent or forged; (b) the validity or sufficiency of any instrument transferring or assigning, or purporting to transfer or assign the Series Certificate Agreement or the rights or benefits under the Series Certificate Agreement or proceeds under the Series Certificate Agreement, in whole or in part, that may prove to be invalid or ineffective for any reason; (c) failure of the Administrator to comply fully with all conditions required in order to effect any applicable Advance; (d) errors, omissions, interruptions or delays in transmission or delivery of any messages by the Administrator, by mail, cable, telegraph, telex, telecopier or otherwise that may be required under the Series Certificate Agreement; (e) any loss or delay by the Administrator in the transmission or otherwise of any document or draft required in order to make any Advance; (f) failure of any trustee with respect to the Bonds to comply fully with all terms of the related Bond Documents; or (g) any consequences arising from causes beyond the control of Freddie Mac. In furtherance, and not in limitation of the foregoing, Freddie Mac may accept documents that appear on their face to be valid and in order, without any responsibility for further investigation. None of the above shall affect, impair, or prevent the vesting of any rights or powers of Freddie Mac under this Agreement.

In furtherance and extension, and not in limitation, of the specific provisions set forth above, any action taken or omitted by Freddie Mac (including in its capacity as Bondholder Representative) under or in connection with the Sponsor Documents or any Owner Document, or any related certificates or other documents, if taken or omitted in good faith and not in contravention of the terms hereof, shall be binding upon the applicable Owner, the Bond Trustee, the Issuer, the Sponsor, any Sponsor Affiliate, the Remarketing Agent, the Administrator and the Pledge Custodian, and shall not, under any circumstance, put Freddie Mac under any resulting liability to any of them.

Section 3.14 Pledged Class A Certificates and Class B Certificates.

(a) The Sponsor acknowledges that Pledged Class A Certificates will be purchased by the Administrator on behalf of the Sponsor, and registered in the name of the Pledge Custodian; provided that, to the extent that Freddie Mac has made a Liquidity Advance to purchase such Pledged Class A Certificates, such Pledged Class A Certificates will be pledged to Freddie Mac pursuant to Article VIII of this Agreement.

(b) As a condition to delivery by Freddie Mac of the Series Certificate Agreement, the Sponsor will deliver the Class B Certificates to Freddie Mac, as Pledge Custodian under this Agreement, to be held in the name of the Sponsor for the benefit of Freddie Mac as security for the Obligations of the Sponsor hereunder. Any transfer, pledge or assignment of the Class B Certificates shall be subject to the lien and covenants set forth in Article VIII of this Agreement.

Section 3.15 Other Covenants of Sponsor.

(a) ***Sponsor Documents***. Each of the covenants of the Sponsor set forth in the Sponsor Documents is hereby incorporated in this Agreement by this reference as if fully set forth herein. The Sponsor shall comply with all material terms and conditions of each Sponsor Document to which it is a party or by which it is bound and shall not, without the prior consent of Freddie Mac, provide directions or consents to the Bond Trustee or the Issuer except as otherwise permitted pursuant to the terms hereof and of the Servicing Agreement.

(b) ***Transfer of Project Ownership***. The Sponsor shall not consent to any transfer of ownership of any Mortgaged Property without the prior written consent of Freddie Mac.

(c) ***Tax–Exempt Status of the Certificates***. The Sponsor shall not take, or omit to take, any action within its power to take that, if taken or omitted, would jeopardize or adversely affect the exclusion of interest on the Certificates from gross income of the holders thereof for federal income tax purposes.

(d) ***Securities Acts***. The Sponsor shall not take, or omit to take, any action within its power to take that, if taken or omitted, would subject the Certificates to registration under the Securities Act of 1933, or the Series Certificate Agreement to registration under the Trust Indenture Act of 1939 or the Investment Company Act of 1940.

(e) ***Certain Actions With Respect to the Certificates***. The Sponsor shall not, without the prior written consent of Freddie Mac:

(i) appoint a “Successor Sponsor” (as defined in the Series Certificate Agreement);

(ii) provide its consent or waive any rights under the Series Certificate Agreement or any consents or waivers under the Bond Documents, the rights to which are granted to the Bondholder Representative or the Servicer except as otherwise permitted pursuant to the terms hereof and of the Servicing Agreement;

(iii) consent to amendment to any partnership agreement or other applicable organizational document of an Owner to allow such Owner to own substantial assets other than its Mortgaged Property or to engage in any business activities other than activities related to the ownership and operation of its Mortgaged Property; or

(iv) permit any change in the ownership or control of the Sponsor from the ownership structure in place on the Closing Date, or permit any corporate reorganization to occur that would result in the Sponsor and the Guarantor not being under common control.

(f) ***Amendment of Organizational Documents Of Sponsor.*** The Sponsor agrees not to amend its organizational documents without the prior consent of Freddie Mac.

Section 3.16 Liability of the Sponsor. The obligation of the Sponsor to cause the Administrator and the Pledge Custodian, as applicable, to make any and all payments to Freddie Mac required by this Agreement or any other Sponsor Document shall not be subject to diminution by set-off, recoupment, counterclaim, abatement or otherwise. Until the latest of the date on which (i) all the Class A Certificates have been fully paid in accordance with the Series Certificate Agreement, (ii) the Series Certificate Agreement has been terminated in accordance with its terms and (iii) all amounts due and owing to Freddie Mac under this Agreement or any other Sponsor Document shall have been paid, the Sponsor shall continue to have the obligation to perform and observe all of its obligations contained in this Agreement, the Sponsor Documents and all other documents contemplated hereby or thereby.

The obligations of the Sponsor under this Agreement shall be absolute, unconditional and irrevocable, and shall be paid and performed in accordance with the terms of this Agreement under all circumstances whatsoever, including, without limitation, the following circumstances: (a) any invalidity or unenforceability of any of the Owner Documents, the Sponsor Documents (other than the Series Certificate Agreement) or any other agreement or instrument related to the Owner Documents or the Sponsor Documents (other than the Series Certificate Agreement); (b) any waiver of, or any consent to or departure from, the terms of a Series Certificate Agreement, any of the Owner Documents or the Sponsor Documents, or any other agreement or instrument related to the Owner Documents or the Sponsor Documents, or any extensions of time or other modifications of the terms and conditions for any act to be performed in connection with the Series Certificate Agreement; (c) the existence of any claim, set-off, defense or other right that the Sponsor may have at any time against Freddie Mac, the Servicer, any Issuer, any Bond Trustee, the Guarantor, any Sponsor Affiliate, the Administrator, the Pledge Custodian, the Remarketing Agent or any other Person, whether in connection with this Agreement, any of the other Owner Documents, the Sponsor Documents, the Guaranty, any Mortgaged Property, or any unrelated transaction; (d) the surrender or impairment of any security for the performance or observance of any of the terms of this Agreement, the Owner Documents or the Sponsor Documents; (e) any defect in title to any Mortgaged Property, any acts or circumstances that may constitute failure of consideration, destruction of, damage to or condemnation of any Mortgaged Property, commercial frustration of purpose, or any change in the tax or other laws of the United States of America or of any state or any political subdivision of the same, (f) the breach by Freddie Mac, the Servicer, any Issuer, any Bond Trustee, the Administrator, the Sponsor, any Sponsor Affiliate, the Pledge Custodian, the Remarketing Agent or any other Person of its obligations under any Owner Document, the Guaranty or any Sponsor Document; or (g) any other circumstance, happening or omission whatsoever.

Section 3.17 Waivers and Consents. THE SPONSOR AGREES TO BE BOUND BY THIS AGREEMENT AND, TO THE EXTENT PERMITTED BY LAW, (A) WAIVES AND RENOUNCES ANY AND ALL REDEMPTION AND EXEMPTION RIGHTS AND THE BENEFIT OF ALL VALUATION AND APPRAISAL PRIVILEGES (EXCEPT AS EXPRESSLY PROVIDED IN THE SPONSOR DOCUMENTS) AGAINST THE INDEBTEDNESS AND OBLIGATIONS EVIDENCED BY THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS OR BY ANY EXTENSION OR RENEWAL OF THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS; (B) WAIVES PRESENTMENT AND DEMAND FOR PAYMENT, NOTICES OF NONPAYMENT AND OF DISHONOR, PROTEST OF DISHONOR AND NOTICE OF PROTEST; (C) WAIVES ALL NOTICES IN CONNECTION WITH THE DELIVERY AND ACCEPTANCE OF THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS AND ALL OTHER NOTICES IN CONNECTION WITH THE PERFORMANCE, DEFAULT OR ENFORCEMENT OF THE PAYMENT OF ANY OBLIGATIONS UNDER THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS EXCEPT AS REQUIRED BY THIS AGREEMENT OR THE OTHER SPONSOR DOCUMENTS; (D) AGREES THAT ITS LIABILITIES UNDER THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS SHALL BE UNCONDITIONAL AND WITHOUT REGARD TO THE LIABILITY OF ANY OTHER PERSON AND (E) AGREES THAT ANY CONSENT, WAIVER OR FORBEARANCE UNDER THIS AGREEMENT AND THE OTHER SPONSOR DOCUMENTS WITH RESPECT TO AN EVENT SHALL OPERATE ONLY FOR SUCH EVENT AND NOT FOR ANY SUBSEQUENT EVENT.

Section 3.18 Subrogation. The Sponsor acknowledges that, to the extent of any payment made by Freddie Mac in accordance with the Series Certificate Agreement pursuant to the Credit Enhancement or the Liquidity Facility and for which Freddie Mac has not been reimbursed, Freddie Mac is to be fully subrogated, to the extent of such payment and any additional interest due on any late payment, to the rights of the Sponsor to any moneys paid or payable under the applicable Enhanced Bonds, the Enhanced Custodial Receipts, the Certificates or the related Hedge and all security therefor under the Owner Documents and the Sponsor Documents, including the Bond Mortgage. The Sponsor agrees to such subrogation and further agrees to execute such instruments and to take such actions as, in the judgment of Freddie Mac, are necessary to evidence such subrogation and to perfect the rights of Freddie Mac to the extent necessary to provide reimbursement hereunder.

Section 3.19 Substitution. The Sponsor may at its option (subject to the conditions set forth below) substitute at any time, and from time to time, one or more issues (but not more than two issues with respect to each Released Asset (defined below)) of multifamily housing revenue bonds or senior custodial receipts evidencing such bonds (each, a "Substitute Asset") for (a) (i) an Enhanced Custodial Receipt if there exists with respect to the underlying Custodian-Held Bonds a Bond Event of Default (provided that in the event the Bond Event of Default arises from a payment default on the underlying Custodian-Held Bond the Sponsor may only request release of such Enhanced Custodial Receipt and provide a Substitute Asset pursuant to this Section 3.19 if such payment default causes the Enhanced Custodial Receipts to not receive full and current payment) or (ii) for an issue of Enhanced Bonds with respect to which a Bond Event of Default exists, or (b) a Pre-Selected Deposited Asset, solely if the Sponsor has elected to effect a substitution of such Pre-Selected Deposited Asset in connection with the sale of the related Pre-Selected Mortgaged Property pursuant to Section 3.20 hereof. The Enhanced Custodial Receipts or Enhanced Bonds available to be substituted for in accordance with the foregoing sentence (each, a "Released Asset") shall be released from the Series Certificate Agreement in accordance with the terms thereof, and the Substitute Asset(s) shall be deposited with the Administrator pursuant to the terms of the Series Certificate Agreement in accordance with the terms thereof, if each of the following conditions is met:

(a) The Substitute Property meets all of Freddie Mac's then applicable underwriting criteria, program, policy and documentation requirements unless waived in writing by Freddie Mac. In furtherance and not in limitation of the foregoing, Freddie Mac in considering the eligibility of the Substitute Property under such criteria and requirements may take into account a variety of factors, including, but not limited to, local market conditions, portfolio concentration in the market where the Substitute Property is located, the condition and quality of the Substitute Property (which condition and quality shall not be less than the Mortgaged Property to be released (the "Released Project")), the type of Substitute Property (which shall be of the same type as the Released Project), the internal risk rating for such Substitute Property as determined by Freddie Mac (which risk rating as so determined shall be equal to or better than the risk rating (as determined by Freddie Mac) for the Released Project) and pool diversification (the determination of any proposed Substitute Property's eligibility under such criteria and requirement to be in Freddie Mac's sole and absolute discretion);

(b) Freddie Mac shall have been provided by the Servicer (or otherwise) all applicable third party reports required pursuant to the Guide or otherwise required by Freddie Mac, in its sole and absolute discretion, to evaluate the proposed Substitute Property including but not limited to:

(i) An environmental report on the proposed Substitute Property in all respects reasonably satisfactory to Freddie Mac;

(ii) An engineering report on the proposed Substitute Property in all respects reasonably satisfactory to Freddie Mac;

(iii) A survey of the Substitute Property, in all respects reasonably satisfactory to Freddie Mac; and

(iv) An appraisal on the Substitute Property in all respects reasonably satisfactory to Freddie Mac;

(c) Sponsor shall pay all out of pocket fees and expenses of Freddie Mac, including the reasonable costs and expenses of outside counsel in connection with such substitution;

(d) The Substitute Property shall be subject to satisfactory inspection by Freddie Mac;

(e) The underlying bond documents related to the Substitute Property meet Freddie Mac's then-applicable program requirements in all material respects or are otherwise waived by Freddie Mac;

(f) Unless waived by Freddie Mac, the terms of the Substitute Asset, including tax status, maturity, interest rate and interest mode, are substantially consistent with the terms of the Released Asset;

(g) After giving effect to such substitution, the geographic concentration of the Mortgaged Properties is not greater than that prior to the substitution;

(h) The ratio of the unpaid principal balance of the Substitute Asset to the value of the Substitute Property (the "Loan to Value Ratio" or "LTV") at the time of the proposed substitution, as determined by Freddie Mac in accordance with its then current underwriting methodology, is less than or equal to the lesser of (i) the loan to value ratio of the Released Project as of the Closing Date or (ii) the loan to value ratio of the Released Project as of the date of the proposed release of the Released Project as determined by Freddie Mac in accordance with its then existing underwriting methodology and in all events the Loan to Value Ratio does not exceed 85%;

(i) The ratio of the net operating income and the annual debt service (the "Debt Service Coverage" or "DCR") for the Substitute Property for the last twelve (12) calendar months preceding the proposed substitution, calculated in accordance with Freddie Mac's then-existing underwriting methodology, is greater than or equal to the greater of (i) the Debt Service Coverage for the Released Project as of the Closing Date for the Released Project or (ii) the current Debt Service Coverage for the Released Project for the prior twelve (12) calendar months, calculated in accordance with Freddie Mac's underwriting methodology employed by Freddie Mac in determining the Debt Service Coverage for the Substitute Property and in all events the Debt Service Coverage is not less than 1.15%;

(j) If the proposed Substitute Asset is a custodial receipt relating to a series bonds and/or a mortgaged project that would not otherwise meet Freddie Mac's underwriting criteria and requirements but for the delivery of the bonds into a custodial receipt arrangement, the DCR/LTV of such bonds and mortgaged project prior to such delivery must equal at least a DCR/LTV of 1.05x/95%, as determined by Freddie Mac, in addition to the Substitute Asset meeting all other substitution requirements;

(k) No Event of Default shall exist and there shall have been no related Bond Event of Default with respect to such Substitute Asset during the immediately preceding twelve (12) month period;

(l) Contemporaneously with the request for a substitution, Sponsor shall pay to Freddie Mac a deposit to cover third party costs and fees and a mortgage review fee of the greater of $5,000 per substituted property or .10% of the unpaid principal balance of the Substitute Asset. On or prior to the closing date for the substitution, the Sponsor shall pay Freddie Mac a substitution fee (i) equal to the greater of $5,000 or 0.25% of the unpaid principal balance of the Substitute Asset(s) (with a credit for the mortgage review fee previously paid) for a substitution relating to a Bond Event of Default or (ii) equal to the greater of $50,000 or 0.50% of the unpaid principal balance of the Substitute Asset(s) (with a credit for the mortgage review fee previously paid) for a substitution relating to a substitution of a Pre-Selected Deposited Asset pursuant to Section 3.20. In addition, the Sponsor shall pay the reasonable fees and out-of-pocket expenses of outside counsel, appraisers, environmental professionals and engineers, plus all reasonable out-of-pocket costs and expenses incurred by Freddie Mac in connection with the foregoing. Such amounts shall be paid on or prior to the closing date of such substitution. If such substitution fails to close, Sponsor shall pay Freddie Mac such reasonable fees and out-of-pocket expenses within (30) days of Sponsor's receipt of invoices therefor;

(m) If the unpaid principal balance of the Substitute Asset is less than the unpaid principal balance of the Released Asset (a "Contraction") the Sponsor shall pay any applicable Total Release Price with respect to the principal portion of the Released Asset that is in excess of the principal amount of the Substitute Asset(s) as and when required by the Series Certificate Agreement, and if the Contraction is greater than 5%, then, in addition to the fees required under Section 3.19(i) above, Sponsor shall pay or cause to be paid a Prepayment/Substitution Premium to Freddie Mac on the amount by which the unpaid principal balance of the Released Asset exceeds the unpaid principal balance of the Substitute Asset(s) on the date of substitution;

(n) The Sponsor and Freddie Mac shall have executed an addendum to this Agreement and any related agreements to reflect the substitution contemplated hereby; and

(o) Freddie Mac shall have received an opinion of Bond Counsel acceptable to Freddie Mac to the effect that such substitution does not adversely affect the exclusion of interest accrued on the related Certificates from gross income of the holders thereof for federal income tax purposes.

(p) If requested by Freddie Mac, Freddie Mac shall have received a 704(b) analysis with respect to the ownership of the Substitute Property which is satisfactory to Freddie Mac in its sole discretion.

Section 3.20 Release Event Upon Sale of Pre-Selected Mortgaged Property. On or after the date which is thirty-six (36) months after the Closing Date, the Sponsor may elect, solely in connection with a sale of a Pre-Selected Mortgaged Property to a party that is not a Sponsor Affiliate and which party does not elect to assume the indebtedness of the related Bonds, to effect a substitution of the related Pre-Selected Deposited Asset in accordance with Section 3.19 and direct Freddie Mac to declare a Release Event for such purpose; provided, however, the Sponsor shall only have the right to effect a substitution of up to two Pre-Selected Deposited Asset pursuant to this Section 3.20. In connection with any election under this Section 3.20, the Sponsor shall also satisfy the following conditions:

(i) the Sponsor shall cause to be funded to Freddie Mac any applicable Prepayment/Substitution Premium required under Sections 3.8(a) and 3.19 hereof;

(ii) the Sponsor shall provide reasonably satisfactory evidence to Freddie Mac that the applicable Pre-Selected Mortgaged Property is under contract for sale, the proposed purchaser of such Pre-Selected Mortgaged Property is not a Sponsor Affiliate and the proposed purchase price is the market price for such Pre-Selected Mortgaged Property;

(iii) the Sponsor shall provide satisfactory evidence to Freddie Mac that the proposed purchaser is electing to payoff the related Bonds in connection with the sale; and

(iv) the Sponsor shall cause to be provided to Freddie Mac all fees required pursuant to Section 3.19 hereof.

Section 3.21 Optional Series Pool Release Date. The Sponsor shall have the right, subject to the following terms and provided no Event of Default has occurred and is continuing, to direct Freddie Mac to exercise its right (provided the Class A Certificates then bear interest at a Weekly Reset Rate or Monthly Reset Rate) to cause a Release Event with respect to all (but not less than all) Deposited Assets held under the Series Certificate Agreement on an Optional Series Pool Release Date by giving written notice of such election to Freddie Mac not less than ninety (90) days prior to such Optional Series Pool Release Date. Freddie Mac shall only exercise its right to cause such a Release Event to occur on an Optional Series Pool Release Date if by no later than the fifth (5th) Business Days prior to such Optional Series Pool Release Date the Sponsor shall have either (i) caused to be deposited with Freddie Mac in immediately available funds an amount necessary to pay in full the resulting Total Release Price due under the terms of the Series Certificate Agreement, together with amounts sufficient to pay all Obligations of the Sponsor due hereunder (including any Prepayment/Substitution Premium due pursuant to Section 3.8(a) hereof if the Optional Series Pool Release Date occurs on September 15, 2017) and any obligations of the Sponsor due under any other Sponsor Document or (ii) the Sponsor shall have provided evidence of the establishment of an escrow arrangement for the payment of the same satisfactory to Freddie Mac, in its sole discretion. Such monies provided by the Sponsor to Freddie Mac shall be applied as provided pursuant to the terms of the Series Certificate Agreement to effect such Release Event and the terms hereof to reimburse Freddie Mac for any amounts then due hereunder.

Section 3.22 Rights of Sponsor Upon Freddie Mac Downgrade. If the rating of the long-term senior debt of Freddie Mac is reduced below “A-” by the Rating Agency (which event shall constitute a material adverse credit condition under this Agreement), the Sponsor shall have the right to direct Freddie Mac to exercise its right (provided the Class A Certificates then bear interest at a Weekly Reset Rate or Monthly Reset Rate) to cause a Release Event with respect to all (but not less than all) Deposited Assets held under the Series Certificate Agreement. If the Sponsor elects to exercise such right by giving not less than thirty (30) days written notice to Freddie Mac, Freddie Mac shall exercise its right to cause such a Release Event to occur promptly following receipt by the Administrator of immediately available funds from the Sponsor in an amount necessary to pay in full the resulting Total Release Price due under the terms of the Series Certificate Agreement, together with amounts sufficient to pay all Obligations of the Sponsor due hereunder and any obligations of the Sponsor due under any other Sponsor Document. Such monies provided by the Sponsor to the Administrator shall be applied as provided pursuant to the terms of the Series Certificate Agreement and the terms hereof.

Section 3.23 Release Event Upon Bond Event of Default. In addition to the Sponsor's rights under Section 3.19 hereof, if a material monetary event of default exists with respect to a series of Bonds and remains uncured for the shorter of (i) sixty (60) days or (ii) two consecutive scheduled payment dates (or such shorter period of time consented to by Freddie Mac), the Sponsor may direct Freddie Mac to declare a Release Event with respect to the related Deposited Asset and shall fund, or cause the funding of, the purchase of such Deposited Asset (which funding by, or caused by, the Sponsor shall be accomplished in accordance with Section 7.3(a) hereof and applicable provisions of the Series Certificate Agreement); provided, however, the Sponsor shall only have the right to cause a Release Event with respect to a Deposited Asset pursuant to this Section 3.23 if the Sponsor has funded, or caused the funding of, such Release Event within sixty (60) days of the date on which the right to direct a Release Event with respect to such Deposited Asset first arises under this Section 3.23. In connection with any Release Event pursuant to this Section 3.23 that involves an Enhanced Custodial Receipt and a situation where the payment default on the underlying Bonds has not also resulted in a contemporaneous payment deficiency with respect to such Enhanced Custodial Receipt, the Sponsor shall also cause to be funded to Freddie Mac prior to the release date the Prepayment/Substitution Premium required pursuant to Section 3.8(a)(iii) hereof.

Section 3.24 Release of the Villages at Lost Creek Senior Custodial Receipt RA-7-2. In the event the Sponsor shall fail to provide evidence satisfactory to Freddie Mac that the Villages at Lost Creek Mortgaged Property has qualified for and received a 100% real estate tax abatement prior to the date that is eighteen (18) months following the Closing Date or if a non-appealable determination is made prior to such time that the tax abatement does not apply or if Freddie Mac otherwise determines in its reasonable discretion prior to such time that such tax abatement will not be granted (any of which events shall constitute a material adverse credit condition under this Agreement), Freddie Mac, in its sole discretion, shall have the right to cause a Release Event of the Senior Custodial Receipt designated RA-7-2 (the "RA-7-2 Senior Custodial Receipt") and the Sponsor shall fund, or cause the funding of, the Total Release Price of such Release Event from amounts on deposit in the Villages at Lost Creek Escrow Account or from other amounts provided by the Sponsor (which funding shall be applied as provided in the Series Certificate Agreement). Any amounts expended by Freddie Mac in connection with a Release Event pursuant to this Section 3.24 and not reimbursed from amounts on deposit in the Villages at Lost Creek Escrow Account (or otherwise funded by the Sponsor) shall be deemed a Credit Advance for purposes of this Agreement and shall be reimbursed as provided in Section 3.2 hereof. In connection with a Release Event pursuant to this Section 3.24, the Sponsor shall cause to be funded to Freddie Mac on or prior to the release date the Prepayment/Substitution Premium required pursuant to Section 3.8(a)(i) hereof. Upon release from the Series Pool pursuant to this Section 3.24, the RA-7-2 Senior Custodial Receipt shall be delivered to the Custodian and exchanged for a Subordinate Custodial Receipt to be designated RB-7-2 pursuant to Section 2.11 of the Custody Agreement.

Section 3.25 Loans by Guarantor or Its Affiliates. The Guarantor or an affiliate of the Guarantor may make a subordinate loan or loans to an Owner and enforce the terms of such loans if the such loan is made in accordance with the terms of this Section 3.25. Freddie Mac acknowledges that the making of such loan(s) by the Guarantor and their enforcement is not a breach of a covenant or a representation under this Agreement provided that:

(a) the Guarantor shall provide notice of such subordinate loan to Freddie Mac and the Servicer no later than 30 days prior to the funding of such loan (each notice shall include a representation as to the purpose of the subordinate loan),

(b) such subordinate loan shall be made only to fund shortfalls in operating expenses or to pay debt service on the related Bonds,

(c) the enforcement of remedies with respect to such subordinate loan(s) shall be done solely with Freddie Mac's prior consent, and

(d) such subordinate loan: (i) is not secured by the applicable Mortgaged Property or an interest in the applicable Owner, (ii) is payable solely from 75% of surplus cash with respect to the related Mortgaged Property (as determined in accordance with Freddie Mac's program standards), (iii) has a maturity date which extends beyond the maturity date on the related Bonds, and (iv) otherwise conforms to Freddie Mac's then applicable program, policies and underwriting criteria for soft subordinate debt.

Section 3.26 Credit Advances; Real Estate Taxes. In the event any real estate taxes are assessed on a Mortgaged Property (including, but not limited to, South Park and Lost Creek) and are not timely paid when due by either the Owner or the Sponsor (irrespective of whether the Owner or the Sponsor is contesting such assessment), Freddie Mac shall have the right (but not the obligation) to pay such taxes and such expenditure by Freddie Mac shall be treated as a Credit Advance hereunder to reimbursed from the sources and in the priority established in accordance with the provisions of this Agreement and Section 4.03 of the Series Certificate Agreement. The foregoing notwithstanding, any such real estate taxes due but unpaid with respect to the Villages at Lost Creek Mortgaged Property shall be paid first from amounts available therefor under the Villages at Lost Creek Escrow Agreement, subject to and in accordance with the terms thereof.

ARTICLE IV
AGREEMENT TO EXCHANGE

Section 4.1 Exchange. Freddie Mac agrees to exchange the Certificates for the Deposited Assets in accordance with and subject to the terms and provisions of this Agreement. In consideration for the transfer of ownership and possession of the Deposited Assets from the Sponsor to Freddie Mac, Freddie Mac shall simultaneously deliver to the Sponsor the Class A Certificates issued pursuant to the Series Certificate Agreement and deliver the Class B Certificates to the Pledge Custodian for the benefit of the Sponsor, all of which Class B Certificates shall be subject to the pledge described in Section 8.1 hereof, and which shall be held in custody by the Pledge Custodian in accordance with the terms of this Agreement. With respect to the Deposited Assets, the Sponsor is transferring and assigning to Freddie Mac all of its right, title and interest in and to such Deposited Assets together with all interest due thereon from and after September 1, 2010 (such transfer and assignment being intended as an absolute assignment to Freddie Mac of all of the Sponsor's ownership, right, title and interest in such Deposited Assets from such date forward, and not as a collateral assignment or pledge of such Deposited Assets).

Section 4.2 Mandatory Delivery; Ownership; Registration of Transfer. No later than the Closing Date (the "Delivery Deadline"), the Sponsor shall complete the delivery of the Deposited Assets to Freddie Mac in accordance with this Agreement, and ownership of the Deposited Assets shall pass from the Sponsor to Freddie Mac on the Closing Date as provided in Section 4.1. The Sponsor shall execute and deliver any instrument necessary or appropriate to effect or evidence the transfer and delivery of all the Sponsor's interest in and to the Deposited Assets to Freddie Mac, and shall fully and promptly cooperate with Freddie Mac, and take any necessary action, to cause the ownership of the Deposited Assets to be registered in the name of Freddie Mac.

Section 4.3 Failure to Deliver. If the Sponsor fails to deliver the Deposited Assets to Freddie Mac or fails to comply fully with any precondition to Freddie Mac's obligation to exchange Certificates for the Deposited Assets on or before the Closing Date, Freddie Mac shall have no obligation to exchange Certificates for the Deposited Assets, and the Sponsor shall promptly reimburse Freddie Mac for all of its out-of-pocket expenses in connection with the proposed transaction, including, but not limited to, Freddie Mac's legal and financial modeling costs.

ARTICLE V
INTEREST RATE PROTECTION

Section 5.1 Hedge Requirement.

(a) ***Hedge Requirement***. To protect against fluctuations in interest rates, Sponsor shall deliver to Freddie Mac and shall make arrangements for third-party Hedge Agreements to be in place and maintained at all times, with respect to the Class A Certificates during any period in which the Class A Certificates bear interest at a Weekly Reset Rate or Monthly Reset Rate. The Hedge Agreement with respect to the Class A Certificates shall take the form of one or more Caps that meet the requirements of this Article V. The initial Hedge Agreement with respect to the Class A Certificates shall be three Caps with counterparties acceptable to Freddie Mac. Each initial Cap shall have a termination date of September 15, 2017 and a Strike Rate of 3%. The combined notional amount of the initial Caps shall equal the Initial Certificate Balance of the Class A Certificates on the Closing Date and shall decline based upon the scheduled amortization of the Class A Certificates. The initial Caps shall otherwise satisfy the terms hereof.

(b) ***Expiration of Hedge***. Not later than the day following the expiration of the term of any Hedge, if a Subsequent Hedge is required pursuant to Section 5.1(a), the Sponsor shall deliver or cause to be delivered a Subsequent Hedge Agreement from a Counterparty acceptable to Freddie Mac.

(c) ***Terms of Subsequent Hedge***. Except as otherwise permitted by Sections 5.2, 5.7 or otherwise consented to by Freddie Mac, each Subsequent Hedge shall be a Cap and shall have a term equal to the lesser of five (5) years or the remaining term of the related Series Pool; provided, however, solely with respect to the Cap to be provided by the Sponsor immediately following the expiration of the initial Caps, the Sponsor may provide a Cap with a termination date of September 15, 2020, and in the event the Sponsor makes such election, amounts remaining in the Cap Fee Escrow shall be credited in part towards the Sponsor's obligations with respect to funding the Cap Fee Escrow for the term of such Cap.

(d) ***Documentation***. Each Hedge and Subsequent Hedge shall be with a Counterparty acceptable to Freddie Mac. Prior to seeking any bids from any Counterparty for a Subsequent Hedge, the Sponsor shall obtain the prior written consent of Freddie Mac. Each Hedge shall be evidenced and governed by such documents (the "Hedge Documents") as shall be in form and content be acceptable to, Freddie Mac. Without limiting the generality of the foregoing, each Hedge Agreement shall satisfy the requirements of Section 5.2.

(e) ***Performance Under Hedge Documents***. The Sponsor shall comply fully with, and otherwise perform when due, its respective obligations under all Hedge Documents. The Sponsor shall not exercise without Freddie Mac's prior written consent, and shall exercise at Freddie Mac's direction, any rights or remedies under any Hedge Document.

(f) ***Termination; Transfer***. The Sponsor shall not terminate, transfer nor consent to any transfer of any existing Hedge without Freddie Mac's prior written consent as long as the Sponsor is required to maintain a Hedge with respect to the Class A Certificates pursuant to this Agreement. Prior to termination of an existing Hedge on a date prior to its scheduled termination date, the Sponsor shall, so long as a Weekly Reset Rate or Monthly Reset Rate is in effect, obtain a new Hedge satisfying the terms of this Agreement. Any new Hedge must be effective on or before or on the date immediately following the last date on which the existing Hedge is in effect. In no event shall the Sponsor terminate the Hedge if in connection with such termination Freddie Mac would be required to pay a termination fee pursuant to the Hedge, unless Freddie Mac expressly consents to the payment of such termination fee.

(g) ***Hedge Assignment; Delivery of Payments***. The Sponsor shall assign to Freddie Mac each Hedge in effect from time to time pursuant to this Agreement. The Counterparty shall make all its payments to Freddie Mac to be allocated to the payment of fees, expenses, reimbursements and other Obligations of the Sponsor hereunder, and in no event paid to Class A Certificates. Any amounts received by the Sponsor from the Counterparty pursuant to the Hedge Agreement shall be paid by the Sponsor to Freddie Mac immediately and until paid to Freddie Mac, shall be held in trust for the benefit of Freddie Mac until applied in accordance with the terms of Article VIII hereof.

(h) ***Notice of Expiration***. Not less than six (6) months prior to the expiration of each Hedge delivered hereunder, if a Subsequent Hedge will be required pursuant to Section 5.1(a), the Sponsor shall provide Freddie Mac written notice of the proposed terms of the Hedge expected to be delivered by the Sponsor to replace the expiring Hedge.

Section 5.2 Hedge Agreement Terms.

(a) ***Hedge Agreement Payment Terms***. For each Hedge related to the Class A Certificates, the Counterparty shall pay a floating amount computed in accordance with the Hedge Documents to the extent the Index Rate exceeds the fixed cap rate (the "Strike Rate"). For each Subsequent Hedge Agreement, the Strike Rate must not exceed 4% per annum (and shall not exceed 3% per annum with respect to the initial Caps) or shall otherwise be acceptable to Freddie Mac. Each Hedge must provide for monthly settlement on the fifteenth day of each month with a grace period of no longer than three (3) Business Days. If the SIFMA Index Rate is not published on any reset date under the Hedge, the Counterparty must determine an appropriate index as a substitute for the SIFMA Index Rate on each such reset date. The index so determined shall provide a rate of interest that is equivalent to the prevailing rate of interest borne by bonds that are rated in the highest short-term rating category by Moody's and S&P for issuers of not less than five "high grade" component issuers selected by the Counterparty which shall include, without limitation, issuers of general obligation bonds, and that are subject to tender by holders thereof for purchase on not more than seven (7) days notice and the interest on which is (a) variable, determined on a weekly basis, (b) excludable from gross income for federal income tax purposes, and (c) not subject to a "minimum tax" or similar tax unless all tax-exempt bonds are subject to such tax.

(b) ***Notional Principal Amount of Hedge***. The initial notional amount of any Hedge shall be equal to the Current Class A Certificate Balance immediately prior to the commencement of the applicable Hedge Period.

(c) ***[Reserved].***

(d) ***Cap Fee Escrow***. From amounts received with respect to the Pledged Security Collateral, the Pledge Custodian on behalf of the Sponsor shall pay to the Servicer for deposit to a Cap Fee Escrow monthly on the fifteenth (15th) day of each month (commencing on the fifteenth (15th) day of the month next preceding the date that is sixty (60) months prior to the expiration of each existing Hedge), an amount that will result in the accumulation by the expiration of the existing Hedge, without regard to earnings from investments of amounts in the Cap Fee Escrow, of funds estimated by Freddie Mac to be sufficient to pay the cost of a Cap with a term of five years in a notional amount that will equal the outstanding principal amount of the Class A Certificates at such time (provided, if the Sponsor makes the election as provided in Section 5.1(c) to provide a 3-year cap upon expiration of the initial Caps provided hereunder, then payments to the Cap Fee Escrow for the following escrow period shall begin 36 months prior to the expiration thereof, but nevertheless the monthly deposits to the Cap Fee Escrow shall be those estimated to be sufficient to pay the cost of a Cap with a term of five years). During the first twelve (12) months after the commencement of deposits required hereunder, the monthly deposit shall be equal to a fraction, the numerator of which is 125% of the estimated cost of the Cap required hereunder and the denominator of which 60. Thereafter, the amount of the monthly deposit shall be recomputed by Freddie Mac annually based upon the Freddie Mac's estimation of the cost of such Cap times 125% minus amounts already on deposit in the applicable Cap Fee Escrow divided by the number of months remaining until to the related expiration date of the preceding Hedge.

Amounts on deposit in the Cap Fee Escrow shall be invested and reinvested by the Servicer only in the following, having maturities of no more than six months:

(i) Bank accounts or certificates of deposit that are fully insured by the Federal Deposit Insurance Corporation.

(ii) Direct obligations of the U.S. Government, the Federal Home Loan Bank, the Federal Home Loan Mortgage Corporation, Fannie Mae or the Federal Farm Credit Bank.

(iii) Obligations, the interest on which is excludable from gross income for federal income tax purposes, with a "Moody's Investment Grade One" rating or bonds the interest on which is excludable from gross income for purposes of federal income taxation, that are rated not lower than "AA" or "Aa" by either S&P or Moody's respectively, if only one rating from those agencies has been obtained, and if both agencies have rated the obligations or bonds, not lower than "Aa" or "AA," as applicable; provided, however, not more than 10% of the total issue of any such obligations may be purchased and issues of at least $20,000,000 in total issue size must be selected.

(iv) Commercial paper with a rating of at least "A-1" by S&P and at least P-1 by Moody's.

(v) Corporate notes and bonds with a rating of at least "AA" and "Aa" from S&P and Moody's.

(vi) Shares or other interests in mutual funds that invest exclusively in (A) instruments the interest on which is exempt from federal income taxation and which are rated by at least one nationally recognized statistical rating agency in one of that agency's two highest rating categories or (B) any of the categories of investments described in paragraphs (i) through (v) above.

During any period the Class A Certificates have been converted with the prior written consent of Freddie Mac to bear interest at a Term Reset Rate and no Hedge is required to be maintained pursuant to Section 5.1 of this Agreement, and provided no Event of Default is existing hereunder, any amounts then held on deposit in the Cap Fee Escrow shall be distributed to the Sponsor upon a written request therefor delivered to the Servicer and Freddie Mac.

(e) ***Additional Collateral***. Each Hedge Agreement shall provide that if the long-term, unsecured and unsubordinated indebtedness of the Counterparty shall cease to be rated at least A1 by Moody's or A+ by S&P (or Aa1 by Moody's or AA+ by S&P in the case of counterparties that are insurance companies) or such indebtedness shall cease to be rated by Moody's or S&P, then such party's obligations under the Hedge Agreement shall be required to be collateralized on such terms and conditions as are acceptable to Freddie Mac including without limitation the delivery of cash collateral to a Trustee. If the Counterparty fails to escrow collateral as provided in the Hedge Agreement, the Sponsor shall enter into a Subsequent Hedge within thirty (30) days after such failure to escrow collateral.

Section 5.3 Failure to Deliver Subsequent Hedge.

If:

(a) the Sponsor fails to deliver a Subsequent Hedge as required by this Agreement, or

(b) the Sponsor has indicated that it will obtain a Subsequent Hedge and has not provided to Freddie Mac and the Servicer a copy of the executed and delivered Subsequent Hedge when required by Section 5.1(b),

then Freddie Mac at its option, may

(i) purchase a Subsequent Hedge upon such terms as it deems satisfactory in its own name or for the account of the Sponsor with funds on deposit in the Cap Fee Escrow, and if funds in the Cap Fee Escrow are insufficient for that purpose, Freddie Mac may advance the insufficient amount, which advance shall be deemed a Credit Advance; or

(ii) treat such failure by the Sponsor as an Event of Default.

If Freddie Mac exercises its right under clause (i) and is reimbursed with interest its Credit Advance within the time required by Section 3.2 hereof after it gives notice to the Sponsor that Freddie Mac purchased the Subsequent Hedge, the failure of the Sponsor to obtain the Hedge shall no longer constitute an Event of Default.

The Sponsor hereby appoints Freddie Mac as its attorney-in-fact, with full authority in the place and stead of the Sponsor and in the name of the Sponsor, from time to time in Freddie Mac's discretion, to take any action and to execute any instrument which Freddie Mac may reasonably deem necessary or advisable to accomplish the purposes of this Section 5.3. The power of attorney established pursuant to this Section 5.3 shall be deemed coupled with an interest and shall be irrevocable.

Section 5.4 [Reserved].

Section 5.5 Pledge and Assignment of Security Interest in Hedge Collateral. To secure the Obligations, the Sponsor hereby assigns, pledges and grants a security interest to Freddie Mac in and to all of its right, title and interest in and to the following (collectively, the "Hedge Collateral"):

(a) the Hedge Agreement and any Subsequent Hedge Agreements;

(b) any and all moneys (collectively, "Hedge Payments") payable to the Sponsor, from time to time, pursuant to the Hedge Agreements or any Subsequent Hedge Agreements by the Counterparty thereunder;

(c) the Cap Fee Escrow;

(d) all rights of the Sponsor under any of the foregoing, including all rights of the Sponsor to the Hedge Payments and all contract rights and general intangibles now existing or hereafter arising with respect to any or all of the foregoing;

(e) all rights, liens, security interests and guarantees now existing or hereafter granted by the Counterparty, or any other person, to secure or facilitate payment of the Hedge Payments;

(f) all documents, writings, books, files, records and other documents arising from, or relating to, any of the foregoing, whether now existing or hereafter created;

(g) all extensions, renewals and replacements of the foregoing; and

(h) all cash and non-cash proceeds and products of any of the foregoing, including, without limitation, interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed or distributable in respect of or in exchange for any or all of the other Hedge Collateral.

Section 5.6 Obligations Remain Absolute. Nothing contained herein shall relieve the Sponsor of its primary obligation to pay or cause to be paid all amounts due in respect of the Obligations, subject to Section 9.11.

Section 5.7 Swap Option. The Sponsor may in the future request Freddie Mac's consent to the delivery of an interest rate swap agreement (a "Swap") instead of a Cap as an interest rate hedge to satisfy its obligations under this Article V; provided, however, (a) the fixed interest rate to be paid by the Sponsor with respect to such Swap shall not exceed the lesser of (i) 4% per annum or (ii) the applicable market rate at the time of pricing the Swap and (b) any such Swap shall meet all of Freddie Mac's requirements for Swaps credit enhanced by Freddie Mac. Any such request shall be in writing delivered to Freddie Mac and be accompanied by a review fee of $5,000 payable to Freddie Mac, which fee shall be nonrefundable. The granting of any such request shall be subject to Freddie Mac's re-pricing of the Freddie Mac Fee as determined by Freddie Mac in its sole discretion at such time. All documentation in connection with any such request (including any amendment to this Agreement entered into by the parties in connection with the granting of such request) shall be in form and substance acceptable to Freddie Mac. The Sponsor shall be responsible for paying any reasonable legal fees or expenses incurred by Freddie Mac in connection with such request, whether or not such request is approved.

ARTICLE VI
UNIFORM COMMERCIAL CODE SECURITY AGREEMENT

This Agreement is also a security agreement under the Uniform Commercial Code with respect to the Hedge Collateral as provided in Article V and the Pledged Security Collateral as provided in Article VIII and all funds and accounts and investments thereof now or hereafter held by the Administrator under the Series Certificate Agreement (to the extent of any retained interested by the Sponsor therein) and all funds and accounts and investments thereof now or hereafter held for the benefit of Freddie Mac under the Repair Escrow Agreement, the Ohio Portfolio Escrow Agreement and the Villages at Lost Creek Escrow Agreement and all cash and non-cash proceeds thereof (collectively, "UCC Collateral"), and the Sponsor hereby grants to Freddie Mac a security interest in the UCC Collateral as security for all Obligations due under this Agreement and under any of the Sponsor Documents. The Sponsor shall execute and deliver to Freddie Mac, upon Freddie Mac's request, financing statements, continuation statements and other account agreements and amendments, in such form as Freddie Mac may require to perfect or continue the perfection of this security interest. The Sponsor shall pay or cause to be paid all filing costs and all costs and expenses of any record searches for financing statements that Freddie Mac may reasonably require. Except as otherwise permitted herein, without the prior written consent of Freddie Mac, the Sponsor shall not create or permit to exist any other lien or security interest in any of the UCC Collateral. The Sponsor covenants and agrees that it will defend Freddie Mac's rights and security interests created by this Article against the claims and demands of all Persons. If an Event of Default has occurred and is continuing, subject to Article VII hereof, Freddie Mac shall have the remedies of a secured party under the Uniform Commercial Code, in addition to all remedies provided by this Agreement or existing under applicable law. In exercising any remedies, Freddie Mac may exercise its remedies against the UCC Collateral separately or together, and in any order, without in any way affecting the availability of the other remedies available to Freddie Mac.

ARTICLE VII
EVENTS OF DEFAULT; REMEDIES

Section 7.1 Events of Default. The occurrence of any one or more of the following events shall constitute an Event of Default hereunder:

(a) Freddie Mac, as provider of credit enhancement and as liquidity provider, does not receive any amount payable under this Agreement when due, including, without limitation, any fees, costs or expenses (provided that if the Administrator or Pledge Custodian has such amounts in its possession pursuant to the Series Certificate Agreement or this Agreement and is directed thereunder or hereunder to pay such amounts to Freddie Mac, such occurrence will not be an Event of Default);

(b) the Sponsor shall fail to perform its obligations under Section 3.15;

(c) the Sponsor shall fail to observe or perform in all material respects any other term, covenant, condition or agreement set forth in this Agreement, and such failure shall continue, and remain uncured, for a period of thirty (30) days following notice to the Sponsor of such failure, or actual knowledge by the Sponsor of such failure; provided, however, in the event such failure shall relate to a non-monetary term, covenant, condition or agreement that can be corrected but not within thirty (30) days, such failure shall not constitute an Event of Default hereunder if corrective action is instituted by the Sponsor within thirty (30) days and diligently pursued until such failure is cured, provided such failure must be cured not later than ninety (90) days after the initial date of such failure;

(d) the Sponsor shall fail to observe or perform in all material respects any other term, covenant, condition or agreement set forth in any of the other Sponsor Documents, or there shall otherwise occur an event of default caused by the Sponsor under any of the other Sponsor Documents (taking into account any applicable cure period);

(e) Freddie Mac shall have given the Sponsor written notice that Pledged Class A Certificates have not been remarketed as of the sixtieth (60th) day following purchase by the Administrator on behalf of the Sponsor, and Freddie Mac has not been reimbursed for the applicable Liquidity Advance, together with interest thereon, or has not been paid in full all fees and other amounts due to Freddie Mac under this Agreement;

(f) failure to pay principal of, and interest on, any Bond Purchase Loan when due pursuant to Section 7.03(b) hereof;

(g) the interest rate on the Bonds shall be converted to a variable interest rate mode without the prior written consent of Freddie Mac;

(h) failure of the Sponsor to deliver a Subsequent Hedge or replacement Hedge as required under Article V;

(i) an "event of default" by the institution providing the Hedge occurs under any Hedge Documents and the Sponsor does not provide a Subsequent Hedge within 10 Business Days;

(j) the Guarantor fails to perform its obligations when required under the Guaranty;

(k) Article VIII of this Agreement, or the validity or enforceability thereof, shall be contested by the Sponsor or any Class B Beneficial Owner, or the Sponsor, or any Class B Beneficial Owner shall deny that it has any further obligation under Article VIII of this Agreement or any instrument delivered thereunder, or that its beneficial interest in the Class B Certificates is subject to or subordinate to the terms of this Agreement, as applicable, prior to the termination of this Agreement;

(l) any representation made by the Sponsor in Sections 2.1(uu), 2.2(a)(iii), 2.2(a)(iv), 2.2(a)(v), 2.2(a)(vi) or 2.2(a)(vii) or in Section 8.10 of this Agreement shall prove to have been incorrect in any material respect when made (the breach of other representations made by the Sponsor herein shall not constitute an "Event of Default" but shall be dealt with pursuant to Section 2.4 hereof); or

(m) a subordinate loan is made by the Guarantor or an affiliate of the Guarantor not in accordance with Section 3.25 hereof.

Section 7.2 Remedies; Waivers.

(a) ***Remedies***. Upon the occurrence of an Event of Default, (i) Freddie Mac may declare all of the Obligations hereunder to be immediately due and payable, in which case all such Obligations shall become due and payable, without presentment, demand, protest or notice of any kind, including notice of default, notice of intent to accelerate or notice of acceleration; (ii) at the written direction of a Freddie Mac Authorized Officer, the Pledge Custodian shall deliver all Pledged Security Collateral to Freddie Mac; (iii) Freddie Mac may, or the Pledge Custodian at the written direction of a Freddie Mac Authorized Officer shall, without further notice, exercise all rights, privileges or options pertaining to the UCC Collateral as if Freddie Mac were the absolute owner thereof, upon such terms and conditions as Freddie Mac may determine, all without liability except to account for property actually received by Freddie Mac or the Pledge Custodian (but neither Freddie Mac nor the Pledge Custodian shall have any duty to exercise any of those rights, privileges or options and shall not be responsible for any failure to do so or delay in so doing); and (iv) Freddie Mac may, or the Pledge Custodian at the written direction of a Freddie Mac Authorized Officer shall, exercise in respect of the UCC Collateral, in addition to other rights and remedies provided for in this Agreement or otherwise available to it, all of the rights and remedies of a secured party under the Uniform Commercial Code and also may, without notice except as specified below, sell the UCC Collateral at private sale, at any of the offices of Freddie Mac or the Pledge Custodian or elsewhere, for cash, on credit or for future delivery, and upon such other terms as may be commercially reasonable. The Sponsor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days' prior notice to the Sponsor of the time after which any private sale is to be made shall constitute reasonable notification. Neither Freddie Mac nor the Pledge Custodian shall be obligated to make any sale of UCC Collateral regardless of notice of sale having been given. Freddie Mac may, or the Pledge Custodian at the written direction of a Freddie Mac Authorized Officer shall, adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

Freddie Mac shall also have the right to provide notice to the Administrator of a Liquidity Provider Termination Event, in which event the funds advanced by Freddie Mac to purchase Class A Certificates shall be a Credit Advance and immediately due and payable hereunder. In addition to the foregoing, Freddie Mac shall have the right to take such action at law or in equity, without notice or demand, as it deems advisable to protect and enforce the rights of Freddie Mac against the Sponsor in and to the UCC Collateral, including, but not limited to, (i) the exercise of any rights and remedies available to Freddie Mac under any of the Sponsor Documents and (ii) the right to cause a mandatory tender of all Certificates and to require that the Sponsor elect to fund or cause the funding of the purchase of such Certificates.

Notwithstanding anything contained in this Section 7.2 to the contrary, following an Event of Default and prior to any liquidation of the UCC Collateral, the Class B Beneficial Owners shall continue to be the beneficial owner(s) of all Class B Certificates, and the Sponsor shall continue to be the beneficial owner of all Purchased Assets, Pledged Class A Certificates and other Pledged Security Collateral, subject to all liens in favor of Freddie Mac created by this Agreement.

(b) ***Application of Proceeds***. The Pledge Custodian shall apply the cash proceeds actually received from any sale or other disposition of the Pledged Security Collateral as follows: (a) first, to reimburse the Pledge Custodian for the reasonable expenses of preparing for sale, selling and the like and to reasonable attorneys' fees and expenses and legal expenses incurred by the Pledge Custodian in connection therewith, (b) second, to Freddie Mac to be applied to the repayment of all amounts then due and unpaid on the Obligations and (c) then, to pay the balance, if any, to (i) if the Pledged Security Collateral being disposed of is a Class B Certificate, the Sponsor (or any permitted transferee thereof under Section 8.19), or (ii) if the Pledged Security Collateral being disposed of is Pledged Security Collateral other than a Class B Certificate, the Sponsor, or (iii) as otherwise required by law. The Sponsor shall not be liable for any deficiency, subject to Section 9.11(b) of this Agreement, which sets forth circumstances under which personal liability applies to the Sponsor, if the proceeds of any final sale or other disposition of the Pledged Security Collateral and any other security provided by the Sponsor for its Obligations hereunder is insufficient to pay the Obligations.

(c) ***Waivers***. Freddie Mac shall have the right, to be exercised in its discretion, to waive any Event of Default under this Agreement. Unless such waiver expressly provides to the contrary, any waiver so granted shall extend only to the specific event or occurrence which gave rise to the Event of Default so waived and not to any other similar event or occurrence which occurs subsequent to the date of such waiver.

Section 7.3 Rights with Respect to Defaults under Bond Mortgages; Bond Purchase Loan.

(a) ***Exercise of Right of Sponsor to Fund or Cause Funding in Connection with Release Event.*** Upon the occurrence of a Release Event under the Series Certificate Agreement and the exercise by Freddie Mac of its right to cause a purchase of the related series of Deposited Assets, the Sponsor shall have the right (or where the Sponsor directs Freddie Mac to cause a Release Event pursuant to Sections 3.20, 3.21, 3.22 or 3.23 the obligation) economically to fund or cause the funding of the purchase of such Deposited Assets as provided in this Section 7.3(a). If the Sponsor elects to exercise any such right by giving notice to Freddie Mac, the Sponsor shall provide or cause to be provided sufficient immediately available funds to Freddie Mac to fund the Total Release Price of the affected Deposited Assets not later than 11:00 a.m. Washington, D.C. time, on the Business Day prior to the Release Event Date designated by Freddie Mac. If the Sponsor makes such election or directs Freddie Mac to declare a Release Event pursuant to the terms hereof and fails to provide or cause to be provided such funds to Freddie Mac when required, such Release Event shall be cancelled. All moneys provided or caused to have been provided by the Sponsor to Freddie Mac for the purchase of Deposited Assets, shall be applied as provided in the Series Certificate Agreement.

(b) ***Exercise of Purchase Right by Freddie Mac***. Upon the occurrence of a Release Event with respect to the Deposited Assets, Freddie Mac shall have the right to fund the purchase of the related series of Deposited Assets if the Sponsor declines or fails to exercise properly its right to fund or cause funding with respect to the same. Prior to any exercise of such right, Freddie Mac shall provide written notice to the Sponsor (the "Freddie Mac Purchase Notice") not less than fifteen (15) days prior to the proposed Release Event Date (or such lesser time period necessary for the Release Event under Section 13.04 of the Series Certificate Agreement) identifying each series of Deposited Assets giving rise to a Release Event, the circumstances giving rise to such Release Event and the proposed purchase date and stating that the Sponsor may elect to fund or cause the funding of such purchase of the affected series of Deposited Assets.

In the event the Sponsor elects to fund or cause the funding of the purchase of the affected series of Deposited Assets, the provisions of subsection (a) above shall apply.

In the event the Sponsor does not elect to fund or cause the funding of the purchase of the affected series of Deposited Assets, and Freddie Mac does not decide to terminate the Release Event, the affected series of Deposited Assets are required to be purchased with funds drawn pursuant to the Credit Enhancement by Freddie Mac under the Series Certificate Agreement, and such Deposited Assets shall be delivered to the Pledge Custodian and held in the name of the Pledge Custodian as applicable for the benefit of the Sponsor subject to the lien in favor of Freddie Mac. All such moneys for the purchase of such Deposited Assets shall be applied as provided in Series Certificate Agreement.

Any Credit Advance by Freddie Mac under this Section 7.3(b) to fund the purchase of an affected series of Deposited Assets, shall be deemed to be a loan from Freddie Mac to the Sponsor (a "Bond Purchase Loan"). The maturity date of any Bond Purchase Loan shall be the earliest of (1) two years from the date of purchase, or (2) the sale or transfer of all of the affected series of Deposited Assets, or the foreclosure, deed in lieu of foreclosure or comparable conversion of the related Bond Mortgage, on which maturity date the outstanding principal of such Bond Purchase Loan shall be due and payable in full, or (3) the date of termination of the Series Pool in whole in accordance with Article XIII of the Series Certificate Agreement. (Any Bond Purchase Loan may be prepaid by the Sponsor at any time.) Interest on any Bond Purchase Loan shall accrue at a rate of interest equal to the prime rate of interest of Citibank, N.A., until such time as another "Money Center" bank is designated by Freddie Mac in its sole discretion by notice to the Sponsor, plus two percent (2%) per annum, which shall be payable on the fifteenth day of each calendar month. The principal of any Bond Purchase Loan shall be payable from amounts applied as provided in Section 4.03(b) of the Series Certificate Agreement except, prior to the payment in full of all Class A Certificates under the Series Certificate Agreement and prior to the termination thereof, the principal of any outstanding Bond Purchase Loan shall not be payable (nor be deemed due for payment) from amounts applied pursuant to the aforementioned Section 4.03(b) if such amounts are derived from a Credit Advance by Freddie Mac in connection with a subsequent Release Event. The principal of any outstanding Bond Purchase Loan shall also be payable from any payments of principal in respect of a Purchased Asset pursuant to Article VIII hereof. At any time prior to the Sponsor's funding of the purchase of such Deposited Assets or causing to fund the same, (i) Freddie Mac shall retain all rights and remedies with respect to any such Mortgaged Property and the related Owner Documents and (ii) the Sponsor hereby acknowledges and agrees that it has relinquished and has no rights to exercise remedies with respect to the Mortgaged Property or the related Owner Documents except as specifically provided under any Sponsor Documents and that with respect thereto the Sponsor shall not exercise any such rights without the prior written consent of Freddie Mac.

(c) ***Certain Release Events Regarding Enhanced Custodial Receipts.*** Notwithstanding any other provision of this Agreement, a Release Event with respect to an Enhanced Custodial Receipt attributable solely to a payment default on the underlying series of Bonds may only be declared by Freddie Mac if such payment default is to such an extent that the Enhanced Custodial Receipt is not being paid in full. Freddie Mac shall not declare a Release Event, except at the direction of the Sponsor in accordance with Section 3.23 hereof, if only the related Subordinate Custodial Receipt is not being paid in full but the Enhanced Custodial Receipt is being so paid.

(d) ***Material Adverse Credit Condition***. Freddie Mac hereby acknowledges that a Release Event may not be declared solely because the DCR or LTV of a Mortgaged Property (as defined in Section 3.19 hereof) related to a Deposited Asset worsens following the Closing Date, and that any such event shall not in and of itself be treated as a "material adverse credit condition" for such purpose. The foregoing statement does not in any way alter or change the DCR and LTV requirements for Substitute Assets specified in Section 3.19 hereof.

Section 7.4 No Remedy Exclusive. Unless otherwise expressly provided, no remedy conferred upon or reserved in this Agreement is intended to be exclusive of any other available remedy, but each remedy shall be cumulative and shall be in addition to other remedies given under the Sponsor Documents or existing at law or in equity. No delay or omission to exercise any right or power accruing under any Sponsor Document upon the happening of any event set forth in Section 7.1 shall impair any such right or power or shall be construed to be a waiver of such event, but any such right and power may be exercised from time to time and as often as may be deemed expedient. In order to entitle Freddie Mac to exercise any remedy reserved to Freddie Mac in this Article, it shall not be necessary to give any notice, other than such notice as may be required under the applicable provisions of any of the other Sponsor Documents. The rights and remedies of Freddie Mac specified in this Agreement are for the sole and exclusive benefit, use and protection of Freddie Mac, and Freddie Mac is entitled, but shall have no duty or obligation to the Sponsor, the Guarantor, any Sponsor Affiliate, the Pledge Custodian, the Administrator or otherwise, (a) to exercise or to refrain from any right or remedy reserved to Freddie Mac hereunder, or (b) to cause the Pledge Custodian, the Administrator or any other party to exercise or to refrain from exercising any right or remedy available to it under any of the Sponsor Documents.

ARTICLE VIII
PLEDGE, SECURITY AND CUSTODY OF PLEDGED SECURITY COLLATERAL

Section 8.1 Pledged Security Collateral. To secure the payment to Freddie Mac in full of all Obligations now or hereafter existing under this Agreement, the Sponsor shall cause to be deposited with the Pledge Custodian all of the Class B Certificates on the date of delivery of the Series Certificate Agreement. Subject to the provisions of Section 8.18, the Sponsor hereby assigns and pledges to the Pledge Custodian, and grants to the Pledge Custodian, for the benefit of Freddie Mac, a continuing security interest in, and a lien on, all of the Sponsor's right, title and interest in and to the following property (collectively, the "Pledged Security Collateral"):

(a) all Purchased Assets;

(b) the Class B Certificates issued pursuant to the Series Certificate Agreement;

(c) all Pledged Class A Certificates;

(d) all interest and other amounts payable on, and all rights with respect to, any Purchased Assets, Class B Certificates and Pledged Class A Certificates (including, without limitation, all payments of principal and interest thereon); and

(e) all proceeds of any of the foregoing.

Section 8.2 Delivery of Pledged Security Collateral. On the Closing Date, and at such time as a Class A Certificate becomes a Pledged Class A Certificate or a Deposited Asset becomes a Purchased Asset in accordance with the Series Certificate Agreement, and this Agreement, subject to and except as permitted by the provisions of Section 8.19, the Sponsor shall be the beneficial owner of each of the Class B Certificates, Pledged Class A Certificates and Purchased Assets, as applicable, which, regardless of the identity of the beneficial owner thereof, shall be held by the Pledge Custodian subject to the security interest created by the terms of this Agreement. All Pledged Security Collateral shall be deposited in the Custody Account (as defined in Section 8.11 below). The Pledge Custodian shall cause the Purchased Assets, the Class B Certificates and the Pledged Class A Certificates, as applicable, to be registered in the name of the Pledge Custodian or, if transfers are recorded in book-entry form only, cause the appropriate records of the applicable financial intermediary to reflect that the Pledge Custodian holds a security interest in the Purchased Assets, the Class B Certificates and the Pledged Class A Certificates, as applicable, for the benefit of Freddie Mac.

Section 8.3 Amounts Received on Class B Certificates and Pledged Class A Certificates.

(a) Provided that (i) no Advance has been made pursuant to the Series Certificate Agreement and remains unreimbursed, (ii) all fees and any other amounts due and owing to Freddie Mac under this Agreement have been paid and (iii) the Pledge Custodian has not received a written notice from Freddie Mac that an Event of Default has occurred and is continuing under this Agreement, subject to the provisions of Sections 8.3(b) and 8.3(c) and the Series Certificate Agreement, then the Pledge Custodian shall pay to the Sponsor within one (1) Business Day of receipt all amounts received by the Pledge Custodian with respect to the Class B Certificates, and to the Sponsor all amounts received by the Pledge Custodian with respect to any Pledged Class A Certificates until the Class B Certificates and all Pledged Class A Certificates are released in accordance with the terms of this Agreement.

(b) If an Advance has been made pursuant to the Series Certificate Agreement and remains unreimbursed, or if all fees and any other amounts due and owing to Freddie Mac under this Agreement have not been paid, or if the Pledge Custodian receives a written notice from Freddie Mac that an Event of Default has occurred and is continuing under this Agreement, the Pledge Custodian shall pay, *first*, to Freddie Mac within one (1) Business Day of receipt such amounts received by the Pledge Custodian with respect to the Class B Certificates and any Pledged Class A Certificates as are equal to the amount of any such unreimbursed Advance or other amounts due and owing to Freddie Mac under this Agreement and, *second*, subject to the provisions of Section 8.3(c) and the Series Certificate Agreement, the balance, if any, to the Sponsor (or permitted transferees as provided in Section 8.19) or, with respect to Pledged Class A Certificates, the Sponsor, as applicable, until the Class B Certificates and all Pledged Class A Certificates are released from the Custody Account in accordance with the terms of this Agreement.

(c) Before making any payments to the Sponsor (or permitted transferees as provided in Section 8.19) pursuant to this Section 8.3, the Administrator shall confirm the aggregate amounts of the Freddie Mac Fee, and the Remarketing Agent Fee paid directly, or caused to be paid, by the Sponsor since the immediately preceding date on which payments were made to the Sponsor (or permitted transferees as provided in Section 8.19) pursuant to this Section 8.3 (the "Sponsor Paid Expenses"). For purposes of such confirmation, the Administrator shall be entitled to rely on a statement setting forth such Sponsor Paid Expenses (separately and in the aggregate) delivered by facsimile by the Sponsor to the Pledge Custodian at least two (2) Business Days prior to the date payments are to be made pursuant to this Section 8.3. Notwithstanding any other provision of this Agreement or the Series Certificate Agreement (including without limitation Section 4.03(a)(viii) of the Series Certificate Agreement) with respect to any Class B Certificate, distributions that would otherwise be made to a permitted transferee of the Sponsor as provided in Section 8.19 shall be reduced by an amount equal to the product of (i) the Sponsor Paid Expenses and (ii) the ratio of the Current Certificate Balance of such Class B Certificate held by the permitted transferee, to the Aggregate Outstanding Class B Certificate Balance (the "Allocable Expense Amount"), and such Allocable Expense Amount shall be paid by the Pledge Custodian to the Sponsor.

Section 8.4 Amounts Received on Purchased Assets. The Pledge Custodian shall pay to Freddie Mac within one (1) Business Day all amounts received by the Pledge Custodian with respect to any Purchased Assets, for credit to the obligations of the Sponsor hereunder, until such Purchased Assets are released to the Sponsor in accordance with the terms of Section 8.5 of this Agreement.

Section 8.5 Release of Purchased Asse. If the Pledge Custodian has received written notice from Freddie Mac that Freddie Mac (provided no written notice shall be required when Freddie Mac is also acting as the Pledge Custodian) has been fully reimbursed by the Sponsor for all Obligations relating to a Purchased Asset (and Freddie Mac agrees to give such notice promptly following full reimbursement), that no Advances remain unreimbursed, that all fees and other amounts currently owing to Freddie Mac have been paid and that no Event of Default exists hereunder, the Pledge Custodian shall release such Purchased Asset together with the proceeds thereof remaining in the possession of the Pledge Custodian, if any, to the Sponsor. The release of such Purchased Asset shall be free and clear of the security interest created by this Agreement.

Section 8.6 Release of Class B Certificates and Pledged Class A Certificates. If the Pledge Custodian has received written notice from Freddie Mac (provided no written notice shall be required when Freddie Mac is also acting as the Pledge Custodian) that Freddie Mac has been fully reimbursed by the Sponsor for all Obligations relating to any Available Remarketing Class A Certificate (and Freddie Mac agrees to give such notice promptly following full reimbursement), the Pledge Custodian shall release such Available Remarketing Class A Certificate to the Administrator for delivery to the Sponsor or, if applicable, in connection with a remarketing to the purchasers of such Pledged Class A Certificates; provided, however, that in no event will a Pledged Class A Certificate that is not an Available Remarketing Class A Certificate be released from the pledge of this Agreement until the date of termination of the pledge of all Class B Certificates pursuant to Section 8.18. The Pledge Custodian shall not release any Class B Certificates to the Sponsor (or any permitted transferee thereof under Section 8.19) until the date of termination of the pledge of the Class B Certificates pursuant to Section 8.18 unless the Pledge Custodian receives prior written direction from Freddie Mac with respect to the release of all or a portion of the Class B Certificates. The release of any Pledged Class A Certificate or Class B Certificate, as applicable, shall be free and clear of the security interest created by this Agreement. If directed in writing by Freddie Mac if an Event of Default exists, the Pledge Custodian shall deliver Pledged Class A Certificates that are not Available Remarketing Class A Certificates to the Administrator for cancellation in exchange for the Deposited Assets related thereto as soon as such Deposited Assets have been received by the Pledge Custodian from the Administrator. Any such Deposited Assets so received shall be held hereunder as Purchased Assets and notice thereof shall be provided to the Sponsor.

Section 8.7 Loss to Pledged Security Collateral. The Pledge Custodian shall not be liable for any loss with respect to any Pledged Security Collateral in its possession (except for any loss resulting from the Pledge Custodian's willful misconduct or negligence), nor shall such loss diminish the Obligations.

Section 8.8 [Reserved].

Section 8.9 Ownership Restrictions. Notwithstanding any provisions of this Agreement, ownership by and release to the Sponsor (or any permitted transferee thereof under Section 8.19) of any Pledged Security Collateral as described hereunder shall be in all respects subject to the provisions of any documents restricting or governing transfers and ownership of such Pledged Security Collateral.

Section 8.10 Representations and Warranties of the Sponsor to the Pledge Custodian. The Sponsor represents and warrants to the Pledge Custodian on the Closing Date, subject to and except as permitted by the provisions of Section 8.19, and on each date that Purchased Assets, Class B Certificates or Pledged Class A Certificates are delivered to the Pledge Custodian hereunder with respect to such Purchased Assets, Class B Certificates and Pledged Class A Certificates that:

(a) it is the legal and beneficial owner of (and has full right and authority to pledge and assign) the applicable Pledged Security Collateral, free and clear of all liens, security interests, options or other charges or encumbrances (collectively, "**Liens**") except Liens granted pursuant to this Agreement; and

(b) upon delivery of the Pledged Security Collateral to the Pledge Custodian (or notice to the financial intermediary, if applicable), the Pledge Custodian shall have a valid, enforceable and first priority security interest in all of the Pledged Security Collateral securing the Obligations.

Section 8.11 Custody Account. On or prior to the Closing Date, the Pledge Custodian shall establish on its books and in its records the Custody Account. The Pledge Custodian shall maintain the Custody Account until the termination of this Agreement. At no time shall the Custody Account be maintained on behalf of, or be payable to, any person other than Freddie Mac. The Sponsor and any Class B Beneficial Owner shall not have any right of withdrawal from the Custody Account. No property other than Pledged Security Collateral shall be deposited by the Pledge Custodian in the Custody Account. Segregation of the Pledged Security Collateral in the Custody Account from other property maintained with the Pledge Custodian shall be accomplished by appropriate identification on the Pledge Custodian's books and records. The Pledge Custodian shall, at all times prior to the termination of this Agreement, maintain a record of all Purchased Assets, Class B Certificates, Pledged Class A Certificates and other property in the Custody Account separately identifying such Purchased Assets, Class B Certificates, Pledged Class A Certificates, or other property received with respect thereto as being subject to the security interest granted to the Pledge Custodian on behalf of Freddie Mac in this Agreement. So long as the internal procedures set forth in this Section are met by the Pledge Custodian, the Pledge Custodian may hold the Pledged Security Collateral in its vaults or in a commingled account (whether book-entry or otherwise) of the Pledge Custodian, as agent for its customers, with any bank, central depository or clearing organization as the Pledge Custodian's subcustodian, in nominee name or otherwise.

Section 8.12 Appointment and Powers of the Pledge Custodian.

(a) The Sponsor acknowledges the appointment of Freddie Mac in its capacity as the Pledge Custodian as collateral agent for Freddie Mac in its corporate capacity under this Agreement, and authorizes the Pledge Custodian to take such actions on behalf of Freddie Mac, and to exercise such rights, remedies, powers and privileges under this Agreement as are specifically authorized to be exercised by the Pledge Custodian by the terms of this Agreement. The Pledge Custodian may execute any of its duties as collateral agent under this Agreement by or through its agents (but only with the prior written consent of Freddie Mac) or employees and shall be entitled to retain experts (including counsel) and to act in reliance upon the advice of such experts concerning all matters pertaining to the agencies created by this Agreement and its duties under this Agreement, and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel selected by it. The Pledge Custodian agrees to perform only those duties specifically set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement. So long as Freddie Mac is acting as Pledge Custodian hereunder, it shall have no duty to provide notice to, or seek the consent or direction of, Freddie Mac in its corporate capacity.

(b) The Pledge Custodian shall have no duty to exercise any discretionary right, remedy, power or privilege granted to it by this Agreement, or to take any affirmative action under this Agreement, unless directed to do so by Freddie Mac in writing, and shall not, without the prior written approval of Freddie Mac, consent to any departure by the Sponsor from the terms of this Agreement, waive any default on the part of the Sponsor under this Agreement or amend, modify, supplement or terminate, or agree to any surrender of, this Agreement or the Pledged Security Collateral; provided, that the Pledge Custodian shall not be required to take any action that exposes the Pledge Custodian to personal liability, or which is contrary to this Agreement or any other agreement or instrument relating to the Pledged Security Collateral or applicable law.

(c) Neither the Pledge Custodian nor any of its directors, officers, employees or agents, shall be liable for any action taken or omitted to be taken by it or them under this Agreement, or in connection with this Agreement, except the Pledge Custodian shall be responsible for its own negligence or willful misconduct; nor shall the Pledge Custodian be responsible for the validity, effectiveness, value, sufficiency or enforceability against the Sponsor of this Agreement or any other document furnished pursuant to this Agreement or in connection with this Agreement, or of the Pledged Security Collateral (or any part thereof), or for the perfection or priority of any security interest purported to be granted under this Agreement.

(d) The Pledge Custodian shall be entitled to rely on any communication, instrument, paper or other document believed by it in good faith to be genuine and correct and to have been signed or sent by the proper person or persons. The Pledge Custodian shall be entitled to assume that no Event of Default shall have occurred and be continuing, unless the Pledge Custodian has received written notice from Freddie Mac that such an Event of Default has occurred and is continuing and specifying the nature of the Event of Default. The Pledge Custodian may accept deposits from, lend money to, and generally engage in any kind of business with, the Sponsor and its Affiliates as if it were not the agent of Freddie Mac.

(e) None of the provisions contained in this Article VIII shall require the Pledge Custodian to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers under this Article VIII except for any liability of the Pledge Custodian arising from its own negligence or willful misconduct.

(f) Notwithstanding any other provisions in this Agreement to the contrary, in no event shall the Pledge Custodian be liable for special, consequential or punitive damages.

Section 8.13 Successor Pledge Custodian.

(a) If Freddie Mac no longer acts as Pledge Custodian, if required by the successor pledge custodian or Freddie Mac, the Sponsor and the successor pledge custodian shall execute a new pledge, security and custody agreement that contains substantially the same terms as Article VIII of this Agreement and which is in form and substance satisfactory to Freddie Mac. The Pledge Custodian acting under this Agreement may at any time resign by an instrument in writing addressed and delivered to the Sponsor and, if applicable, Freddie Mac (provided, however, that, if the Pledge Custodian (if other than Freddie Mac) is Administrator under the Series Certificate Agreement, the Pledge Custodian must have resigned as Administrator under the Series Certificate Agreement), and may be removed at any time with or without cause by an instrument in writing duly executed by or on behalf of Freddie Mac.

(b) Freddie Mac shall have the right to appoint a successor Pledge Custodian upon any such resignation or removal by an instrument of substitution complying with the requirements of applicable law, or, in the absence of any such requirements, without formality other than appointment and designation in writing (which appointment, provided no Event of Default exists hereunder, shall be subject to the prior consent of the Sponsor, which consent shall not be unreasonably withheld). Upon the making and acceptance of such appointment, the execution and delivery by such successor Pledge Custodian of a ratifying instrument pursuant to which such successor Pledge Custodian agrees to assume the duties and obligations imposed on the Pledge Custodian by the terms of this Agreement, and the delivery to such successor Pledge Custodian of the Pledged Security Collateral and documents and instruments then held by the retiring Pledge Custodian, such successor Pledge Custodian shall thereupon succeed to and become vested with all the estate, rights, powers, remedies, privileges, immunities, indemnities, duties and obligations by this Agreement granted to or conferred or imposed upon the Pledge Custodian named in this Agreement, and any such appointment and designation shall not exhaust the right to appoint and designate further successor Pledge Custodians under this Agreement. No Pledge Custodian shall be discharged from its duties or obligations under this Agreement until the Pledged Security Collateral and documents and instruments then held by such Pledge Custodian shall have been transferred or delivered to the successor Pledge Custodian, and until such retiring Pledge Custodian shall have executed and delivered to the successor Pledge Custodian appropriate instruments assigning the retiring Pledge Custodian's security or other interest in the Pledged Security Collateral to the successor Pledge Custodian. The retiring Pledge Custodian shall not be required to make any representation or warranty in connection with any such transfer or assignment.

(c) If no successor Pledge Custodian shall be appointed, as provided above, or, if appointed, shall not have accepted its appointment within thirty (30) days after the resignation or removal of the retiring Pledge Custodian, then the retiring Pledge Custodian may appoint a successor Pledge Custodian. Each such successor Pledge Custodian shall provide the Sponsor and Freddie Mac with its address, to be used for purposes of Section 9.6, in a notice complying with the terms of Section 9.6. Notwithstanding the resignation or removal of any retiring Pledge Custodian under this Agreement, the provisions of this Agreement shall continue to inure to the benefit of such Pledge Custodian in respect of any action taken or omitted to be taken by such Pledge Custodian in its capacity as such while it was Pledge Custodian under this Agreement.

Section 8.14 Qualifications of Pledge Custodian. Any Pledge Custodian at any time acting under this Agreement must at all times be either Freddie Mac or a bank or trust company organized under the laws of the United States of America or any state of the United States, having a combined capital stock, surplus and undivided profits aggregating at least $50,000,000 (or be the wholly-owned subsidiary of a corporation or other entity meeting such requirement) or have at least $500,000,000 in assets under trust management.

Section 8.15 Application of Proceeds. The Pledge Custodian shall apply the cash proceeds actually received from any sale or other disposition of the Pledged Security Collateral following an Event of Default as provided in Section 7.2(b).

Section 8.16 No Additional Waiver Implied by One Waiver. If any provision of this Article VIII is breached by the Sponsor and thereafter waived by the Pledge Custodian, such waiver shall be limited to the particular breach so waived and shall not be deemed to waive any other breach under this Article VIII; provided that no waiver of any breach or default hereunder may be granted by the Pledge Custodian without the prior written consent of Freddie Mac. Any forbearance by the Pledge Custodian to demand payment for any amounts payable under this Article VIII shall be limited to the particular payment for which the Pledge Custodian forbears demand for payment and will not be deemed a forbearance to demand any other amount payable under this Article VIII.

Section 8.17 Cooperation. At any time, and from time to time after the date of this Agreement, the Sponsor shall, at the request of the Pledge Custodian or Freddie Mac (if not serving as Pledge Custodian), execute and deliver any instruments or documents, including U.C.C. financing and continuation statements in favor of the Pledge Custodian, reflecting the Pledge Custodian's security interest in the Pledged Security Collateral, and shall take all such further actions as such party may reasonably request in order to consummate and make effective the transactions contemplated by this Agreement.

Section 8.18 Termination. The assignments, pledges and security interests created or granted by this Article VIII shall terminate contemporaneously with the termination of this Agreement, at which time the Pledge Custodian shall reassign, without recourse to, or any warranty whatsoever by the Pledge Custodian, and deliver to the Sponsor (or permitted transferees thereof under Section 8.19), as applicable, all Pledged Security Collateral and documents then in the custody or possession of the Pledge Custodian, and, if requested by the Sponsor, shall execute and deliver to the Class B Beneficial Owners in accordance with Sections 8.5 and 8.6, all Pledged Security Collateral and documents then in the custody or possession of the Pledge Custodian, and, if requested by the Sponsor, shall execute and deliver to the Sponsor for recording or filing in each office in which any assignment or financing statement relative to the Pledged Security Collateral or the agreements relating thereto, or any part thereof, shall have been filed or recorded, a termination statement or release under applicable law (including, if relevant, the U.C.C.) releasing the Pledge Custodian's interest therein, and such other documents and instruments as the Sponsor may reasonably request, all without recourse to or any warranty whatsoever by the Pledge Custodian, and at the cost and expense of the Sponsor. Freddie Mac shall notify the Pledge Custodian in writing of any such termination, and the Pledge Custodian shall be entitled to rely upon such notice.

Section 8.19 Transfers. Notwithstanding any other provision of this Agreement or any other Sponsor Document, subject to the provisions of the Series Certificate Agreement regarding (i) the delivery of an investor letter and (ii) the requirement that any transfer of a beneficial ownership interest in the Class B Certificates shall be made only in accordance with or subject to an exemption from, the Securities Act of 1933, as amended, the Sponsor and any transferee thereof shall be permitted to transfer any portion of its beneficial ownership interest in Class B Certificates (provided the Sponsor shall at all times maintain the Minimum Sponsor Interest). Any beneficial ownership interest in a Class B Certificate transferred, and all proceeds thereof, shall nonetheless remain Pledged Security Collateral subject to the security interest created by this Agreement, and each transferee shall be deemed to have agreed to each and every provision of this Agreement, including without limitation (a) the assignment and pledge to the Pledge Custodian and grant to the Pledge Custodian, for the benefit of Freddie Mac, of a continuing security interest in and a lien on, all of its right, title and interest in and to the Class B Certificates acquired and all proceeds thereof, pursuant to Section 8.1 and (b) the appointment and powers of the Pledge Custodian as collateral agent for Freddie Mac as set forth in this Article VIII. In addition, the Pledge Custodian shall have no duty to ascertain the identity of any transferee of a beneficial ownership interest in the Class B Certificates, and shall make all payments with respect to any Class B Certificate that is permitted to be paid to the Sponsor only to the Sponsor or a single entity designated by the Sponsor in accordance with the written instructions thereof. The Pledge Custodian shall be permitted to rely on and assume the accuracy of any such instructions.

Section 8.20 Representations and Warranties of the Pledge Custodian. The Pledge Custodian represents and warrants to the Sponsor that:

(i) it has the power and authority to execute and deliver, and perform its obligations under, this Agreement;

(ii) all corporate action required to authorize the acceptance of its appointment as Pledge Custodian hereunder and the execution, delivery and performance of this Agreement and the effectuation of the transactions provided for in this Agreement has been duly taken; and

(iii) this Agreement has been duly and validly executed by the Pledge Custodian and constitutes the valid and binding obligation of the Pledge Custodian, enforceable against the Pledge Custodian in accordance with its terms, subject only to bankruptcy and other similar laws affecting creditors' rights generally and general principles of equity.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Counterparts. This Agreement may be executed in counterparts by the parties hereto, and each such counterpart shall be considered an original, and all such counterparts shall constitute one and the same instrument.

Section 9.2 Amendments, Changes and Modifications. This Agreement may be amended, changed, modified, altered or terminated only by a written instrument or written instruments signed by the parties to this Agreement. No course of dealing among the Sponsor and Freddie Mac, nor any delay in exercising any rights hereunder, shall operate as a waiver of any rights of Freddie Mac hereunder. Unless otherwise specified in such waiver or consent, a waiver or consent given hereunder shall be effective only in the specific instance, and for the specific purpose for which given.

Section 9.3 Payment Procedure. All amounts due to Freddie Mac under Article III of this Agreement shall be paid to Freddie Mac. All such payments shall be paid in lawful currency of the United States of America and in immediately available funds in accordance with instructions given to the Sponsor by Freddie Mac to an account designated in writing by Freddie Mac before 2:00 p.m. (Washington, D.C. time) on the date when due, unless the Sponsor is otherwise instructed in writing by Freddie Mac.

Section 9.4 Payments on Business Days. In any case where the date of payment to Freddie Mac or the expiration of any time period hereunder occurs on a day which is not a Business Day, then such payment or expiration of such time period need not occur on such date but may be made on the next succeeding Business Day with the same force and effect as if made on the day of maturity or expiration of such period, except that interest shall continue to accrue for the period after such date to the next Business Day.

Section 9.5 Governing Law; Severability. This Agreement shall be construed, and the rights and obligations of Freddie Mac and the Sponsor hereunder determined, in accordance with federal statutory or common law ("federal law"). Insofar as there may be no applicable rule or precedent under federal law and insofar as to do so would not frustrate the purposes of any provision of this Agreement and the Freddie Mac Act, the local law of the State of New York shall be deemed reflective of federal law. The parties agree that any legal actions among Freddie Mac and the Sponsor regarding each party hereunder shall be originated in the United States District Court in and for the Eastern District of Virginia, and the parties hereby consent to the jurisdiction and venue of said Court in connection with any action or proceeding initiated concerning this Agreement.

The invalidity or enforceability of any provision of this Agreement shall not affect the validity of any other provision, and all other provisions shall remain in full force and effect.

Section 9.6 Notices. All notices, directions, certificates or other communications hereunder to Freddie Mac or the Sponsor shall be deemed to be given (unless another form of notice shall be specifically set forth in this Agreement) on the Business Day following the date on which the same shall have been delivered to a national overnight delivery service (receipt of which to be evidenced by a signed receipt for overnight delivery service) with arrangements made for payment of all charges, for next Business Day delivery, addressed as set forth below. All notices, directions, certificates or other communications to the Pledge Custodian or the Administrator shall be given and addressed in accordance with this Agreement and the Series Certificate Agreement.

Freddie Mac:

Federal Home Loan Mortgage Corporation
8100 Jones Branch Drive
McLean, Virginia 22102-3110
Attention: Director of Multifamily Management and Information Control
Control
Facsimile: (703) 714-3273
Telephone: (703) 903-2000

with a copy to:

Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102-3110
Attention: Associate General Counsel – Negotiated
Transactions
Facsimile: (703) 903-3693
Telephone: (703) 903-2000

with a copy to:

Federal Home Loan Mortgage Corporation
8100 Jones Branch Drive
McLean, Virginia 22102
Attention: Director of Multifamily Loan Servicing
Facsimile: (703) 714-3003
Telephone: (703) 903-2000

Sponsor:

ATAX TEBS I, LLC
1004 Farnam Street, Suite 400
Omaha, NE 68102
Attention: Chad L. Daffer
Facsimile: (402) 930-3047
Telephone: (402) 930-3085

With a copy to:

Thomas Mcleay, Esq., General Counsel
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
Attention: Chad L. Daffer
Phone: 402.930.3085
Fax: 402.930.3047

with a copy to:

Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
Attention: Patricia A. Burdyny
Facsimile: (402) 346-1148
Telephone: (402) 346-6000

Section 9.7 Further Assurances and Corrective Instruments. To the extent permitted by law, the parties to this Agreement agree that they will, from time to time, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such supplements to this Agreement and such further instruments as Freddie Mac may request and as may be reasonably required in the opinion of Freddie Mac or its counsel to effectuate the intention of or to facilitate the performance of this Agreement or any other Sponsor Document.

Section 9.8 Term of this Agreement. The term of this Agreement (the "Term") shall continue in full force and effect, and Sponsor shall not be released from liability under this Agreement until the later of (a) the Terminating Mandatory Tender Date, (b) the date on which Freddie Mac has no further liability (accrued or contingent) under the Series Certificate Agreement and (c) the date on which Freddie Mac has been paid all amounts due it under this Agreement, under the other Sponsor Documents and otherwise with respect to the Obligations. Notwithstanding such termination, the provisions of Sections 2.1, 2.2, 2.4 and Section 3.12 hereof shall survive the expiration or termination of this Agreement.

Section 9.9 Assignments; Transfers; Third-Parties Rights. The Sponsor shall not assign this Agreement, or delegate any of its obligations hereunder, without the prior written consent of Freddie Mac. This Agreement may not be transferred in any respect without the prior written consent of Freddie Mac. Nothing in this Agreement shall confer any right upon the owner or holder of any Certificate or upon any other Person other than the parties hereto and their successors and permitted assigns.

Section 9.10 Headings. Article and section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.11 Limitation on Personal Liability.

(a) Except as otherwise provided in Section 9.11(b), neither the Sponsor nor its officers, directors, partners, members, managers or employees, shall have personal liability under this Agreement or any other Sponsor Document for the payment of the payment Obligations or for the performance of any other Obligations of the Sponsor under the Sponsor Documents, and Freddie Mac's only recourse for the satisfaction or performance of the Obligations shall be Freddie Mac's exercise of its rights and remedies with respect to the UCC Collateral and any other collateral held by Freddie Mac as security for the Obligations. The foregoing notwithstanding, the Sponsor acknowledges that this Section 9.11 (a) shall not be construed as limiting the coverage of, or any of Freddie Mac's rights under, the Guaranty.

(b) The Sponsor shall be personally liable to Freddie Mac for its damages, losses or expenses, as applicable upon the occurrence of any of the following: (1) fraud or written material misrepresentation by the Sponsor, or any Sponsor Affiliate, or any officer, director, partner, member, manager or employee of the Sponsor, or any Sponsor Affiliate, in connection with the application for or creation of the Obligations or any request for any action or consent by Freddie Mac, (2) any costs and expenses incurred by Freddie Mac in connection with the collection of any amount for which the Sponsor is personally liable under this Section, including fees and out of pocket expenses of attorneys and expert witnesses and the costs of conducting any independent audit of the Sponsor's and any Sponsor Affiliate's books and records to determine the amount for which the Sponsor has personal liability; and (3) any Breach that is uncured by the Sponsor in the event the Sponsor does not fulfill its obligations under Section 2.4(c). In addition, the Sponsor shall be personally liable to Freddie Mac for indemnification obligations under Section 3.12.

(c) To the extent that the Sponsor has personal liability under this Section 9.11, Freddie Mac may exercise its rights against the Sponsor personally without regard to whether Freddie Mac has exercised any rights against the UCC Collateral or any other security or pursued any rights against any guarantor or pursued any other rights available to Freddie Mac under this Agreement, any other Sponsor Document or applicable law.

Section 9.12 Consent of Freddie Mac. Whenever Freddie Mac shall have any right or option to exercise any discretion, to determine any matter, to accept any presentation or to approve any matter, such exercise, determination, acceptance or approval shall, unless otherwise specifically provided, be in Freddie Mac's sole and absolute discretion.

Section 9.13 Disclaimer; Acknowledgments. Approval by Freddie Mac of the Sponsor, any Sponsor Affiliate, the Remarketing Agent, the Sponsor Documents, any Owner Documents, any Mortgaged Property, the Bonds, the Custodial Receipts or otherwise shall not constitute a warranty or representation by Freddie Mac as to any matter. Nothing set forth in this Agreement, in any of the other Sponsor Documents or in the subsequent conduct of the parties shall be deemed to constitute Freddie Mac as the partner or joint venturer of the Sponsor, any Sponsor Affiliate, or any Person for any purpose whatsoever.

Section 9.14 Entire Agreement. This Agreement and the Sponsor Documents constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the parties with respect to the subject matter hereof is superseded by this Agreement and the Sponsor Documents. Nothing in this Agreement or the Sponsor Documents, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the Sponsor Documents; provided, however, that as to Persons other than Freddie Mac and the Sponsor that are parties to any of the Sponsor Documents, such Persons shall not have any rights, remedies, obligations or liabilities under this Agreement or any of the Sponsor Documents except under such Sponsor Documents to which such Persons are directly parties.

Section 9.15 Survival of Representation and Warranties. All statements contained in any Sponsor Document, or in any certificate, financial statement or other instrument delivered by or on behalf of the Sponsor pursuant to or in connection with this Agreement (including but not limited to any such statement made in or in connection with any amendment hereto or thereto) shall constitute representations and warranties made under this Agreement. All representations and warranties made under this Agreement (a) shall be made and shall be true at and as of the Closing Date and (b) shall survive the execution and delivery of this Agreement, regardless of any investigation made by Freddie Mac or on its behalf.

Section 9.16 Waiver of Claims. IN ORDER TO INDUCE FREDDIE MAC TO EXECUTE AND DELIVER THE SERIES CERTIFICATE AGREEMENT, THE SPONSOR HEREBY REPRESENTS AND WARRANTS THAT IT HAS NO CLAIMS, SET-OFFS OR DEFENSES AS OF THE CLOSING DATE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR IN CONNECTION WITH ANY OF THE OTHER SPONSOR DOCUMENTS. TO THE EXTENT ANY SUCH CLAIMS, SET-OFFS OR DEFENSES MAY EXIST, WHETHER KNOWN OR UNKNOWN, THEY ARE EACH HEREBY WAIVED AND RELINQUISHED IN THEIR ENTIRETY.

Section 9.17 Waivers of Jury Trial. THE SPONSOR AND FREDDIE MAC EACH (A) COVENANTS AND AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS AGREEMENT OR THE RELATIONSHIP BETWEEN THE SPONSOR AND FREDDIE MAC AS CREDIT FACILITY PROVIDER, LIQUIDITY FACILITY PROVIDER, PLEDGE CUSTODIAN AND ADMINISTRATOR THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

[Signatures follow]

IN WITNESS WHEREOF, the Sponsor and Freddie Mac have executed this Reimbursement Agreement as of the day and year first above written.

> **FEDERAL HOME LOAN MORTGAGE CORPORATION**
>
> By: /s/ Clayton A. Davis
>> Clayton A. Davis
>> Director, Multifamily Structured and
>> Affordable Executions

[SIGNATURE PAGE TO ATAX TEBS REIMBURSEMENT AGREEMENT]

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership, Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

[COUNTERPART SIGNATURE PAGE TO ATAX TEBS REIMBURSEMENT AGREEMENT]

SCHEDULE A

MORTGAGED PROPERTIES & YIELD MAINTENANCE PERIOD

Property Name and Location	Yield Maintenance End Date
Ashley Square (The Mill Apartments), Des Moines, Iowa	December 1, 2004
Bella Vista Apartments, Cooke County, Texas	April 1, 2016
Bent Tree Apartments, Columbia, South Carolina	Closing Date
Bridle Ridge Apartments, Greer, South Carolina	January 1, 2018
Brookstone Apartments, Waukegan, Illinois	November 1, 2024
Crescent Village, West Chester, Ohio	July 1, 2019
Cross Creek Apartments, Beaufort, South Carolina	September 1, 2022
Fairmont Oaks Apartments, Gainesville, Florida	April 1, 2008
Lake Forest Apartments, Daytona Beach, Florida	Closing Date
Post Woods, Reynoldsburg, Ohio	July 1, 2019
Runnymede Apartments, Travis County, Texas	October 1, 2017
Southpark Apartments, Austin, Texas	December 1, 2021
The Villages at Lost Creek Apartments, San Antonio, Texas	June 1, 2018
Willow Bend, Hilliard, Ohio	July 1, 2019
Woodlynn Village, City of Maplewood, Minnesota	November 1, 2017

SCHEDULE A-1

BONDS

	Related Mortgaged Property	Bonds**
1.	Ashley Square (The Mill Apartments)	$6,500,000 Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A
2.	Bella Vista Apartments	$6,800,000 Texas Department of Housing and Community Affairs Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006
3.	Bent Tree Apartments	$11,130,000 South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1
4.	Bridle Ridge Apartments	$7,885,000 South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Bridle Ridge Apartments) Series 2008
5.	Brookstone Apartments	$9,600,000 The County of Lake, Illinois Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007
6.	Cross Creek Apartments	$8,850,000 South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005
7.	Fairmont Oaks Apartments	Senior Beneficial Ownership Interest Certificate relating to $8,020,000 Florida Housing Finance Corporation Multifamily Mortgage Revenue Refunding Bonds 2003 Series I (Fairmont Oaks Apartments)
8.	Lake Forest Apartments	Senior Beneficial Ownership Interest Certificate relating to $10,620,000 Florida Housing Finance Corporation Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)
9.	Ohio Portfolio: Crescent Village Post Woods Willow Bend	$14,708,000 Ohio Housing Finance Agency Multifamily Housing Revenue Bonds (Foundation for Affordable Housing Portfolio Project) Series 2010A
10.	Runnymede Apartments	$10,825,000 Austin Housing Finance Corporation Multifamily Housing Revenue Bonds (Runnymede Apartments Project) Series 2007
11.	Southpark Apartments	$14,175,000 Strategic Housing Finance Corporation of Travis County Multifamily Housing Mortgage Revenue Bonds (Southpark Apartments) Series 2006
12.	The Villages at Lost Creek Apartments	$18,500,000 Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1
13.	Woodlynn Village	$4,550,000 City of Maplewood, Minnesota Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007

**Original principal amount at bond issuance shown; see Schedule A-2 for principal amount deposited into Series Pool.

SCHEDULE A-2

ENHANCED BONDS AND ENHANCED CUSTODIAL RECEIPTS

I. ENHANCED BONDS

	Bond Designation	Principal Amount Deposited
1.	South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Bridle Ridge Apartments) Series 2008	$ 7,865,000
2.	Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Mortgage Revenue Refunding Bonds 2003 Series I (Fairmont Oaks Apartments)	$ 7,610,000
3.	Ohio Housing Finance Agency Multifamily Housing Revenue Bonds (Foundation for Affordable Housing Portfolio Project) Series 2010A	$14,708,000
4.	Austin Housing Finance Corporation Multifamily Housing Revenue Bonds (Runnymede Apartments Project) Series 2007	$10,790,000
5.	Strategic Housing Finance Corporation of Travis County Multifamily Housing Mortgage Revenue Bonds (Southpark Apartments) Series 2006	$14,175,000

II. ENHANCED CUSTODIAL RECEIPTS AND RELATED BONDS

Underlying Bonds	Enhanced Custodial Receipt Designation	Original Principal Amount Deposited
Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	RA-1	$4,805,000
Texas Department of Housing and Community Affairs Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	RA-2	$5,510,000
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	RA-3	$7,160,000
The County of Lake, Illinois Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	RA-4	$6,763,000
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	RA-5	$7,832,000
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	RA-6	$8,930,000
Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RA-7-1	$9,635,000
Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RA-7-2	$6,420,000
City of Maplewood, Minnesota Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	RA-8	$3,933,000

SCHEDULE A-3

SUBORDINATE CUSTODIAL RECEIPTS AND RELATED BONDS

Underlying Bonds	Subordinate Custodial Receipt Designation	Original Principal Amount Deposited
Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	RB-1	$563,000
Texas Department of Housing and Community Affairs Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	RB-2	$1,185,000
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	RB-3	$603,000
The County of Lake, Illinois Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	RB-4	$2,814,794
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	RB-5	$880,029
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	RB-6	$388,000
Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	RB-7	$2,445,000
City of Maplewood, Minnesota Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	RB-8	$603,000

SCHEDULE A-4

PRE-SELECTED DEPOSITED ASSETS

(1) Custodial Receipt No. RA-1 relating to:
Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds
(The Mill Apartments Project) Series 1999A

(2) Custodial Receipt No. RA-3 relating to:
South Carolina State Housing Finance and Development Authority
Multifamily Rental Housing Revenue Refunding Bonds
(Bent Tree Apartments Project) Series 2000H-1

(3) Custodial Receipt No. RA-6 relating to:
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation
Multifamily Housing Revenue Refunding Bonds
2001 Series G (Lake Forest Apartments)

(4) Senior Beneficial Ownership Interest Certificate relating to:
Florida Housing Finance Corporation
Multifamily Mortgage Revenue Refunding Bonds
2003 Series I (Fairmont Oaks Apartments)

SCHEDULE B

QUALIFICATIONS TO REPRESENTATIONS AND WARRANTIES

§ 2.1(d)(iii): The following Mortgaged Properties are undergoing rehabilitation:

- Crescent Village
- Post Woods
- Willow Bend

The following Mortgaged Properties are subject to the requirements of the Repair Escrow Agreement: Ashley Square, Bent Tree, Bridle Ridge, Brookstone, Fairmont Oaks, Lake Forest, Runnymede, South Park, Villages at Lost Creek, Woodlynn Village.

§ 2.1(g): The proceeds of the Bonds relating to the following Mortgaged Properties are subject to disbursement in accordance with the related disbursing and servicing agreement.

- Crescent Village
- Post Woods
- Willow Bend

§ 2.1(i): The following Mortgaged Properties do not satisfy the representations due to:

- Villages at Lost Creek: Property taxes have been declared due and payable due to loss of exemption.

- Crescent Village, Post Woods and Willow Bend have 3 Bond Mortgages but only one Loan Agreement and Bond Mortgage Note

§ 2.1(r): The following Mortgaged Properties do not satisfy the representations due to:

- Southpark Ranch:
  The Borrower does not hold its interest in the Mortgaged Property in fee simple, but pursuant to a ground lease.

- Fairmont Oaks:
  Access Endorsement not issued. This endorsement is unavailable in Florida.

- Lake Forest:
  Access Endorsement not issued. This endorsement is unavailable in Florida.

§ 2.1(s)

- Villages at Lost Creek:
  Real estate taxes owing in the approximate amount of $409,000 (with accrued interested the current amount is approximately $428,000 and will be approximately $454,000 as of the Closing Date).

§ 2.1(y)(vii): The following Mortgaged Property has a ground lease:

- Southpark Ranch

§ 2.1(hh)(i) and (ii): The following Mortgaged Properties have subordinate mortgage notes, secured by mortgages, payable to Sponsor Affiliate:

- Bella Vista
- Bent Tree
- Ashley Square
- Fairmont Oaks
- Lake Forest
- Woodlynn Village

§ 2.1(pp) : The following Mortgaged Properties have been relying on exemptions from real estate taxes, but a recent Texas court holding may result in loss of exemption:

- Bella Vista
- Runnymede
- South Park Ranch
- Villages at Lost Creek

SCHEDULE C

BOND MORTGAGE NOTE RATES

Bond Mortgage Mortgaged Property	Note Rate (%)
Ashley Square (The Mill Apartments), Des Moines, Iowa	6.25
Bella Vista Apartments, Cooke County, Texas	6.15
Bent Tree Apartments, Columbia, South Carolina	6.25
Bridle Ridge Apartments, Greer, South Carolina	6.00
Brookstone Apartments, Waukegan, Illinois	5.445
Crescent Village, West Chester, Ohio	7.00
Cross Creek Apartments, Beaufort, South Carolina	6.15
Fairmont Oaks Apartments, Gainesville, Florida	6.30
Lake Forest Apartments, Daytona Beach, Florida	6.25
Post Woods, Reynoldsburg, Ohio	7.00
Runnymede Apartments, Travis County, Texas	6.00
Southpark Apartments, Austin, Texas	6.125
The Villages at Lost Creek Apartments, San Antonio, Texas	6.25
Willow Bend, Hilliard, Ohio	7.00
Woodlynn Village, City of Maplewood, Minnesota	6.00

EXHIBIT I

TAX CREDIT AGENCY LETTERS APPLICABLE TO MORTGAGED PROPERTIES

None.

EXHIBIT II

AMORTIZATION SCHEDULES

See Data Tape.

EXHIBIT III

PREPAYMENT SCHEDULES

Bonds	First Optional Redemption at Par
Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	Closing Date
Texas Department of Housing and Community Affairs Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	April 1, 2016
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	Closing Date
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Bridle Ridge Apartments) Series 2008	January 1, 2018
The County of Lake, Illinois Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	November 1, 2024
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	September 1, 2022
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Mortgage Revenue Refunding Bonds 2003 Series I (Fairmont Oaks Apartments)	April 1, 2008
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	Closing Date
Ohio Housing Finance Agency Multifamily Housing Revenue Bonds (Foundation for Affordable Housing Portfolio Project) Series 2010A	July 1, 2019
Austin Housing Finance Corporation Multifamily Housing Revenue Bonds (Runnymede Apartments Project) Series 2007	October 1, 2017
Strategic Housing Finance Corporation of Travis County Multifamily Housing Mortgage Revenue Bonds (Southpark Apartments) Series 2006	December 1, 2021
Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	June 1, 2018
City of Maplewood, Minnesota Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	November 1, 2017

Exhibit 10.4

SERIES CERTIFICATE AGREEMENT

by and between

FEDERAL HOME LOAN MORTGAGE CORPORATION,

in its corporate capacity

and

FEDERAL HOME LOAN MORTGAGE CORPORATION,

in its capacity as Administrator

Dated as of September 1, 2010

incorporating by reference

STANDARD TERMS OF THE SERIES CERTIFICATE AGREEMENT

Dated as of September 1, 2010

FREDDIE MAC

MULTIFAMILY VARIABLE RATE CERTIFICATES

Series M024

$95,810,000 Class A Certificates

$20,326,000 Class B Certificates

relating to

the Bonds described herein

SPONSOR: ATAX TEBS I, LLC

SERIES CERTIFICATE AGREEMENT

This SERIES CERTIFICATE AGREEMENT (this "Series Certificate Agreement") is dated as of September 1, 2010 by and between FEDERAL HOME LOAN MORTGAGE CORPORATION, in its corporate capacity ("Freddie Mac") and FEDERAL HOME LOAN MORTGAGE CORPORATION, in its capacity as Administrator (the "Administrator") on behalf of the Holders of the Series of Class A Certificates (the "Class A Certificates") and the Class B Certificates (the "Class B Certificates") (collectively, the "Certificates") described on the cover page. This Series Certificate Agreement incorporates by reference the Standard Terms of the Series Certificate Agreement dated as of September 1, 2010 (the "Standard Terms"), attached as Appendix A, which Standard Terms will govern the Certificates and the Series Pool except as provided in this Series Certificate Agreement. All capitalized terms used and not defined herein shall have the meaning set forth in the Standard Terms.

RECITALS:

A. Freddie Mac desires to issue the Certificates and create the Series Pool into which the Bonds identified on Schedule 1 hereto and the other Assets related to the Certificates will be transferred.

B. The conditions to the issuance and delivery of the Certificates as provided in the Standard Terms and herein have been satisfied.

AGREEMENT:

Section 1. Freddie Mac hereby creates the Series Pool relating to the Certificates and transfers the Bonds to such Series Pool for the benefit of the Holders of the Certificates, together with all of its interest in (a) all Bond Payments made from and after the Date of Original Issue and all certificates and instruments, if any, representing the Bonds, (b) the Distribution Account and (c) all proceeds of the Bonds and the Distribution Account of every kind and nature.

Section 2. The Series Pool and the related Certificates will bear the Series designation set forth on the cover page of this Series Certificate Agreement.

Section 3. The Class A Certificates will be issued with an Initial Certificate Balance of $95,810,000 and the Class B Certificates will be issued with an Initial Certificate Balance of $20,326,000 in substantially the forms set forth in Exhibit B and Exhibit C to the Standard Terms. Upon initial issuance, the Class A Certificates shall be registered in the name of CEDE & Co., as nominee for DTC. Upon initial issuance, the Class B Certificates shall be registered in the name of the Pledge Custodian for the benefit of the Sponsor subject to the security interest created by the Reimbursement Agreement in favor of Freddie Mac, and will be held in definitive form.

Section 4. The Sponsor will be ATAX TEBS I, LLC (or any permitted successor in such capacity appointed under Section 3.07 of the Standard Terms).

Section 5. The initial Reset Rate Method for the Class A Certificates shall be the Weekly Reset Rate Method.

Section 6. The Bonds were neither deposited with nor acquired with market discount in excess of a *de minimis* amount within the meaning of Section 1278(a)(2)(C) of the Code determined as of the Date of Original Issue.

Section 7. The Monthly Closing Election will be made on behalf of the Series Pool, effective as of the "start-up date" (as defined in Revenue Procedure 2003-84). The Sponsor and all Holders of Certificates (by their purchase thereof) consent to the Monthly Closing Election. The Series Pool, the Sponsor and each Holder of Certificates (by their purchase thereof) agree to comply with the tax reporting requirements of Sections 8.02, 8.03 and 8.04 of Revenue Procedure 2003-84 (or any successor Revenue Procedure or other applicable Internal Revenue Service guidance).

Section 8. Partnership Factors shall not apply to the Series Pool.

Section 9. The CUSIP Numbers for the Certificates are the following:

	CUSIP Number
Class A Certificates	31350AAU2
Class B Certificates	31350AAV0

Section 10. The Notional Accelerated Principal Amortization Schedule and the Class A Certificate Notional Accelerated Principal Paydown Amount will not be applicable to the Series Pool.

Section 11. The provisions of the Standard Terms relating to the making of Administrator Advances and the payment of Daily Administrator Advance Charges will not be applicable to the Series Pool.

Section 12. The provisions of the Standard Terms relating to a Special Adjustment Event and the Mandatory Tender in connection with a Special Adjustment Event will not be applicable to the Series Pool.

Section 13. Receipt by the Administrator of a rating letter from S&P confirming the rating of the Class A Certificates as "AAA/A-1+" will be an additional condition under Section 2.09 of the Standard Terms to the issuance of the Certificates.

Section 14. The Administrator shall deposit into the Bond Payment Subaccount – Holdback within the Distribution Account the sum of $1,100,000 received from the Sponsor on the Date of Original Issue and shall retain such amount therein for purposes of satisfying the Holdback Requirement. The Administrator shall also deposit into the Bond Payment Subaccount – Holdback any subsequent amount received from or on behalf of the Sponsor.

Section 15. The Administrator shall deposit into the Odd Lot Subaccount within the Distribution Account the sum of $4,999.99 received from the Sponsor on the Date of Original Issue for application in accordance with Section 4.03(f) of the Standard Terms.

Section 16. The following definitions shall apply with respect to the Certificates:

"*Accrual Commencement Date*" - shall mean September 2, 2010.

"*Accrued Interest on the Bonds*" means the amount of $-0-, representing the portion of the interest on the Bonds that is to accrue prior to the Accrual Commencement Date.

"*Bond Interest Payment Date*" - shall mean the dates indicated with respect to the Bonds on Schedule 1.

"*Date of Original Issue*" - shall mean September 2, 2010.

"*First Optional Disposition Date*" - shall mean April 15, 2016.

"*First Payment Date*" - shall mean October 15, 2010.

"*Holdback Requirement*" - means the amount necessary to be retained in the Bond Payment Subaccount – Holdback after the payments indicated in Section 4.03(a)(i) – (vii) of the Standard Terms have been made, which amount is indicated with respect to each Payment Date on Schedule 2 attached hereto. The Holdback Requirement with respect to any Payment Date shall be revised by the Administrator in accordance with the written directions of Freddie Mac following the receipt of any subsequent deposit to the Bond Payment Subaccount – Holdback from or on behalf of the Sponsor or as otherwise instructed by Freddie Mac.

"*Rating Agency*" - shall mean S&P.

"*Remarketing Agent*" - shall mean D.A. Davidson & Co. or any subsequent Remarketing Agent appointed in accordance with the Standard Terms.

"*Servicer*" - shall mean NorthMarq Capital, LLC or any subsequent Servicer appointed by Freddie Mac.

Section 17. References to "Administrator Fee" and "Administrator Fee Rate" will be inapplicable as long as Freddie Mac serves in such capacity. If an Administrator other than Freddie Mac is appointed, the Administrator Fee will be payable based on an Administrator Fee Rate established by notice from Freddie Mac to such Administrator and the Sponsor; provided such Administrator Fee will be paid only from an allocated portion of the Freddie Mac Fee as set forth in such notice, and the amount of the Freddie Mac Fee will be reduced by such allocated portion.

Section 18. Notices under this Series Certificate Agreement to be provided to the Sponsor and the Rating Agency will be provided in the manner set forth in Section 14.02 of the Standard Terms as follows:

ATAX TEBS I, LLC
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
Attention: Chad L. Daffer
Phone: 402.930.3085
Fax: 402.930.3047

With a copy to:
Thomas Mcleay, Esq., General Counsel
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
Attention: Chad L. Daffer
Phone: 402.930.3085
Fax: 402.930.3047

with a copy to:
Kutak Rock LLP
1650 Farnam Street
Omaha, Nebraska 68102
Attention: Patricia A. Burdyny
Facsimile: (402) 346-1148
Telephone: (402) 346-6000

Standard & Poor's Ratings Service
55 Water Street, 38th Floor
New York, New York 10041
Attention: Muni Structured Group
Facsimile: (212) 438-2152

or to such other address as either such party from time to time provides to the other notice parties under Section 14.02 of the Standard Terms.

Section 19. For purposes of Section 4.03(a)(i) of the Standard Terms, there is no Accrued Interest on the Bonds to be paid on the First Payment Date to the Sponsor.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Series Certificate Agreement to be duly executed by their respective duly authorized officers or signatories as of the day and year first above written.

FEDERAL HOME LOAN MORTGAGE CORPORATION, in its corporate capacity

By: /s/ Clayton A. Davis
        Clayton A. Davis

Director,	Multifamily	Structured
and	Affordable Executions	

FEDERAL HOME LOAN MORTGAGE CORPORATION, as Administrator

By: /s/ Clayton A. Davis
        Clayton A. Davis

Director,	Multifamily	Structured
and	Affordable Executions	

SPONSOR ACCEPTANCE

The Sponsor hereby acknowledges, accepts and agrees to the terms of this Series Certificate Agreement.

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership, Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

SCHEDULE 1
DESCRIPTION OF THE BONDS
(SERIES M024)

Bond Issue and Series	Original Issue Date	CUSIP #	Outstanding Amount Deposited ($)	Interest Rate (%)	Stated Maturity Date	Bond Trustee	Bond Counsel	Deposit Price	Bond Interest Payment Dates	Subject to Stabilization
Custodial Receipt No. RA-1 relating to Iowa Finance Authority Multifamily Mortgage Revenue Refunding Bonds (The Mill Apartments Project) Series 1999A	June 16, 1999	04658PAA9	4,805,000	6.25	December 1, 2025	U.S. Bank	Kutak Rock LLP	100%	First day of each month	No
Custodial Receipt No. RA-2 relating to Texas Department of Housing and Community Affairs Multifamily Housing Revenue Bonds (Bella Vista Apartments) Series 2006	April 5, 2006	04658PAC5	5,510,000	6.15	April 1, 2046	Wells Fargo	Vinson & Elkins LLP	100%	April 1 and October 1	No
Custodial Receipt No. RA-3 relating to South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Refunding Bonds (Bent Tree Apartments Project) Series 2000H-1	December 21, 2000	04658PAE1	7,160,000	6.25	December 15, 2030	The Bank of New York	Parker Poe Adams & Bernstein LLP	100%	First day of each month	No
South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Bridle Ridge Apartments) Series 2008	January 10, 2008	83712EFH2	7,865,000	6.00	January 1, 2043	Regions Bank	Parker Poe Adams & Bernstein LLP	100%	January 1 and July 1	No
Custodial Receipt No. RA-4 relating to The County of Lake, Illinois Multifamily Housing Revenue Bonds (Brookstone Apartments Project) Series 2007	November 15, 2007	04658PAG6	6,763,000	5.445	May 1, 2040	Wells Fargo	Barnes & Thornburg LLP	100%	First day of each month	No
Custodial Receipt No. RA-5 relating to South Carolina State Housing Finance and Development Authority Multifamily Rental Housing Revenue Bonds (Cross Creek Apartments Project) Series 2005	September 29, 2005	0465PAJ0	7,832,000	6.15	March 1, 2049	U.S. Bank	Kilpatrick Stockton LLP	100%	First day of each month	No
Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Mortgage Revenue Refunding Bonds 2003 Series I (Fairmont Oaks Apartments)	April 2, 2003	34073JUG2	7,610,000	6.30	April 1, 2033	U.S. Bank	Bryant Miller Olive, P.A.	100%	First day of each month	No
Custodial Receipt No. RA-6 relating to Senior Beneficial Ownership Interest Certificate relating to Florida Housing Finance Corporation Multifamily Housing Revenue Refunding Bonds 2001 Series G (Lake Forest Apartments)	November 29, 2001	04658PAL5	8,930,000	6.25	December 1, 2031	U.S. Bank	Bryant Miller Olive, P.A.	100%	First day of each month	No
Ohio Housing Finance Agency Multifamily Housing Revenue Bonds (Foundation for Affordable Housing Portfolio Project) Series 2010A	June 17, 2010	676900RY1	14,708,000	7.00	June 1, 2050	Wells Fargo	Peck, Shaffer & Williams LLP	100%	First day of each month	No

Austin Housing Finance Corporation Multifamily Housing Revenue Bonds (Runnymede Apartments Project) Series 2007	October 18, 2007	052425HJ7	10,790,000	6.00	October 1, 2042	UMB Bank	McCall, Parkhurst & Horton L.L.P.	100%	April 1 and October 1	No
Strategic Housing Finance Corporation of Travis County Multifamily Housing Mortgage Revenue Bonds (Southpark Apartments) Series 2006	December 21, 2006	86272WAA7	14,175,000	6.125	December 1, 2049	Wells Fargo	Naman Howell Smith & Lee P.L.L.C.	100%	June 1 and December 1	No
Custodial Receipt No. RA-7-1 relating to Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	June 21, 2006	04658PAN1	9,635,000	6.25	June 1, 2041	U.S. Bank	Fulbright & Jaworski L.L.P.	100%	June 1 and December 1	No
Custodial Receipt No. RA-7-2 relating to Bexar County Housing Finance Authority Multifamily Housing Revenue Bonds (The Villages at Lost Creek Apartments Project) Series 2006A-1	June 21, 2006	04658PAP6	6,420,000	6.25	June 1, 2041	U.S. Bank	Fulbright & Jaworski L.L.P.	100%	June 1 and December 1	No
Custodial Receipt No. RA-8 relating to City of Maplewood, Minnesota Multifamily Housing Revenue Bonds (Woodlynn Village Project) Series 2007	November 1, 2007	04658PARA2	3,933,000	6.00	November 1, 2042	Wells Fargo	Briggs and Morgan, Professional Association	100%	May 1 and November 1	No

SCHEDULE 2

HOLDBACK REQUIREMENT SCHEDULE

M024 Holdback Schedule

Period	Date	CASH BALANCE REQUIRED AT THE END OF THE MONTH
0	Initial	$ 1,100,000.00
1	10/15/2010	887,427.12
2	11/15/2010	631,514.99
3	12/15/2010	799,320.63
4	1/15/2011	659,075.73
5	2/15/2011	362,638.96
6	3/15/2011	66,202.19
7	4/15/2011	261,847.92
8	5/15/2011	83,720.40
9	6/15/2011	721,071.00
10	7/15/2011	660,243.48
11	8/15/2011	364,340.96
12	9/15/2011	68,438.44
13	10/15/2011	262,522.92
14	11/15/2011	84,395.40
15	12/15/2011	722,111.00
16	1/15/2012	661,383.38
17	2/15/2012	366,330.75
18	3/15/2012	71,278.12
19	4/15/2012	265,162.50
20	5/15/2012	87,760.75
21	6/15/2012	723,682.75
22	7/15/2012	663,799.54
23	8/15/2012	370,341.33
24	9/15/2012	76,883.12
25	10/15/2012	269,716.67
26	11/15/2012	93,278.46
27	12/15/2012	724,777.75
28	1/15/2013	665,049.96
29	2/15/2013	372,497.17
30	3/15/2013	79,944.37
31	4/15/2013	272,483.33
32	5/15/2013	96,786.79
33	6/15/2013	726,385.25
34	7/15/2013	667,616.00
35	8/15/2013	376,771.75
36	9/15/2013	85,927.50
37	10/15/2013	277,437.50
38	11/15/2013	102,773.25
39	12/15/2013	727,480.25
40	1/15/2014	668,891.94
41	2/15/2014	379,003.63
42	3/15/2014	89,115.31
43	4/15/2014	280,381.25
44	5/15/2014	106,529.69
45	6/15/2014	729,258.75
46	7/15/2014	671,591.98
47	8/15/2014	383,525.21
48	9/15/2014	95,458.44
49	10/15/2014	285,685.42
50	11/15/2014	112,953.65
51	12/15/2014	730,533.75
52	1/15/2015	673,003.96
53	2/15/2015	385,974.17

54	3/15/2015	98,944.37
55	4/15/2015	288,858.33
56	5/15/2015	117,005.67
57	6/15/2015	732,398.00
58	7/15/2015	675,908.04
59	8/15/2015	390,818.08
60	9/15/2015	105,728.12
61	10/15/2015	294,479.17
62	11/15/2015	123,794.21
63	12/15/2015	733,678.00
64	1/15/2016	677,355.54
65	2/15/2016	393,333.08
66	3/15/2016	109,310.62
67	4/15/2016	297,779.17
68	5/15/2016	128,014.21
69	6/15/2016	735,628.00
70	7/15/2016	680,463.67
71	8/15/2016	398,499.33
72	9/15/2016	116,535.00
73	10/15/2016	303,716.67
74	11/15/2016	135,192.33
75	12/15/2016	736,963.00
76	1/15/2017	682,021.69
77	2/15/2017	401,205.38
78	3/15/2017	120,389.06
79	4/15/2017	307,218.75
80	5/15/2017	139,660.44
81	6/15/2017	739,084.00
82	7/15/2017	685,279.44
83	8/15/2017	406,649.88
84	9/15/2017	128,020.31
85	10/15/2017	313,568.75
86	11/15/2017	147,329.19
87	12/15/2017	740,549.00
88	1/15/2018	686,898.50
89	2/15/2018	409,473.00
90	3/15/2018	132,047.50
91	4/15/2018	317,300.00
92	5/15/2018	152,098.00
93	6/15/2018	742,766.00
94	7/15/2018	690,391.29
95	8/15/2018	415,291.58
96	9/15/2018	140,191.88
97	10/15/2018	324,029.17
98	11/15/2018	160,234.46
99	12/15/2018	744,286.00
100	1/15/2019	692,146.40
101	2/15/2019	418,356.79
102	3/15/2019	144,567.19
103	4/15/2019	328,064.58
104	5/15/2019	165,378.98
105	6/15/2019	746,674.00
106	7/15/2019	695,799.23
107	8/15/2019	424,474.46
108	9/15/2019	153,149.69
109	10/15/2019	335,247.92
110	11/15/2019	174,083.15
111	12/15/2019	748,379.00
112	1/15/2020	697,674.85
113	2/15/2020	427,720.71
114	3/15/2020	157,766.56
115	4/15/2020	339,435.42
116	5/15/2020	179,405.90
117	6/15/2020	750,873.25
118	7/15/2020	701,583.31
119	8/15/2020	434,243.38
120	9/15/2020	166,903.44
121	10/15/2020	347,018.75
122	11/15/2020	188,578.81
123	12/15/2020	752,583.25

124	1/15/2021	703,519.98
125	2/15/2021	437,631.71
126	3/15/2021	171,743.44
127	4/15/2021	351,510.42
128	5/15/2021	194,302.27
129	6/15/2021	755,298.50
130	7/15/2021	707,673.90
131	8/15/2021	444,574.29
132	9/15/2021	181,474.69
133	10/15/2021	359,589.58
134	11/15/2021	204,094.98
135	12/15/2021	757,188.50
136	1/15/2022	709,746.60
137	2/15/2022	448,179.71
138	3/15/2022	186,612.81
139	4/15/2022	364,310.42
140	5/15/2022	210,124.27
141	6/15/2022	760,015.00
142	7/15/2022	714,181.77
143	8/15/2022	455,573.54
144	9/15/2022	196,965.31
145	10/15/2022	372,877.08
146	11/15/2022	220,488.85
147	12/15/2022	761,965.00
148	1/15/2023	716,400.52
149	2/15/2023	459,436.04
150	3/15/2023	202,471.56
151	4/15/2023	377,927.08
152	5/15/2023	226,904.10
153	6/15/2023	764,983.00
154	7/15/2023	721,052.52
155	8/15/2023	467,222.04
156	9/15/2023	213,391.56
157	10/15/2023	387,052.08
158	11/15/2023	237,966.60
159	12/15/2023	767,113.00
160	1/15/2024	723,432.83
161	2/15/2024	471,352.67
162	3/15/2024	219,272.50
163	4/15/2024	392,433.33
164	5/15/2024	244,815.29
165	6/15/2024	770,242.25
166	7/15/2024	728,376.50
167	8/15/2024	479,610.75
168	9/15/2024	230,845.00
169	10/15/2024	402,087.50
170	11/15/2024	302,676.75
171	12/15/2024	864,782.25
172	1/15/2025	869,427.85
173	2/15/2025	702,698.46
174	3/15/2025	535,969.06
175	4/15/2025	509,797.92
176	5/15/2025	445,536.40
177	6/15/2025	591,816.60
178	7/15/2025	427,942.58
179	8/15/2025	264,068.56
180	9/15/2025	100,194.54
181	10/15/2025	73,711.52
182	11/15/2025	10,937.50
183	12/15/2025	581,024.10
184	1/15/2026	418,392.48
185	2/15/2026	255,760.85
186	3/15/2026	93,129.23
187	4/15/2026	67,888.60
188	5/15/2026	6,050.73
189	6/15/2026	576,250.88
190	7/15/2026	416,655.92
191	8/15/2026	257,060.96
192	9/15/2026	97,466.00
193	10/15/2026	71,879.54

194	11/15/2026	11,614.58
195	12/15/2026	564,791.29
196	1/15/2027	406,525.29
197	2/15/2027	248,259.29
198	3/15/2027	89,993.29
199	4/15/2027	65,735.79
200	5/15/2027	6,464.29
201	6/15/2027	559,676.00
202	7/15/2027	404,633.25
203	8/15/2027	249,590.50
204	9/15/2027	94,547.75
205	10/15/2027	69,946.50
206	11/15/2027	12,343.75
207	12/15/2027	547,497.25
208	1/15/2028	393,870.02
209	2/15/2028	240,242.79
210	3/15/2028	86,615.56
211	4/15/2028	63,429.83
212	5/15/2028	6,882.98
213	6/15/2028	542,045.02
214	7/15/2028	391,837.96
215	8/15/2028	241,630.90
216	9/15/2028	91,423.83
217	10/15/2028	67,876.02
218	11/15/2028	13,098.96
219	12/15/2028	529,121.06
220	1/15/2029	380,416.08
221	2/15/2029	231,711.10
222	3/15/2029	83,006.13
223	4/15/2029	60,960.40
224	5/15/2029	7,306.79
225	6/15/2029	523,337.02
226	7/15/2029	378,269.88
227	8/15/2029	233,202.73
228	9/15/2029	88,135.58
229	10/15/2029	65,699.44
230	11/15/2029	13,932.29
231	12/15/2029	509,589.73
232	1/15/2030	366,111.23
233	2/15/2030	222,632.73
234	3/15/2030	79,154.23
235	4/15/2030	58,306.73
236	5/15/2030	7,730.60
237	6/15/2030	503,473.88
238	7/15/2030	363,856.08
239	8/15/2030	224,238.29
240	9/15/2030	84,620.50
241	10/15/2030	63,359.46
242	11/15/2030	14,791.67
243	12/15/2030	488,877.21
244	1/15/2031	350,934.63
245	2/15/2031	212,992.04
246	3/15/2031	75,049.46
247	4/15/2031	55,463.63
248	5/15/2031	8,159.54
249	6/15/2031	482,439.67
250	7/15/2031	348,606.42
251	8/15/2031	214,773.17
252	9/15/2031	80,939.92
253	10/15/2031	60,912.42
254	11/15/2031	15,729.17
255	12/15/2031	466,920.50
256	1/15/2032	334,879.54
257	2/15/2032	202,838.58
258	3/15/2032	70,797.63
259	4/15/2032	52,562.42
260	5/15/2032	8,716.08
261	6/15/2032	460,028.67
262	7/15/2032	332,351.08
263	8/15/2032	204,673.50

264	9/15/2032	76,995.92
265	10/15/2032	58,296.33
266	11/15/2032	16,718.75
267	12/15/2032	443,529.92
268	1/15/2033	317,756.71
269	2/15/2033	191,983.50
270	3/15/2033	66,210.29
271	4/15/2033	49,415.08
272	5/15/2033	9,272.63
273	6/15/2033	436,188.79
274	7/15/2033	315,048.42
275	8/15/2033	193,908.04
276	9/15/2033	72,767.67
277	10/15/2033	55,500.79
278	11/15/2033	17,760.42
279	12/15/2033	418,663.38
280	1/15/2034	299,544.46
281	2/15/2034	180,425.54
282	3/15/2034	61,306.62
283	4/15/2034	46,061.21
284	5/15/2034	9,839.42
285	6/15/2034	410,878.21
286	7/15/2034	296,677.25
287	8/15/2034	182,476.29
288	9/15/2034	68,275.33
289	10/15/2034	52,505.13
290	11/15/2034	18,854.17
291	12/15/2034	392,274.04
292	1/15/2035	280,211.63
293	2/15/2035	168,149.21
294	3/15/2035	56,086.79
295	4/15/2035	42,455.13
296	5/15/2035	10,401.08
297	6/15/2035	384,044.71
298	7/15/2035	277,206.08
299	8/15/2035	170,367.46
300	9/15/2035	63,528.83
301	10/15/2035	49,370.71
302	11/15/2035	20,052.08
303	12/15/2035	364,257.63
304	1/15/2036	259,700.15
305	2/15/2036	155,142.67
306	3/15/2036	50,585.19
307	4/15/2036	38,708.21
308	5/15/2036	11,100.60
309	6/15/2036	355,471.77
310	7/15/2036	256,469.58
311	8/15/2036	157,467.40
312	9/15/2036	58,465.21
313	10/15/2036	46,024.27
314	11/15/2036	21,302.08
315	12/15/2036	334,449.69
316	1/15/2037	237,845.73
317	2/15/2037	141,241.77
318	3/15/2037	44,637.81
319	4/15/2037	34,595.10
320	5/15/2037	11,672.52
321	6/15/2037	325,229.92
322	7/15/2037	234,523.38
323	8/15/2037	143,816.83
324	9/15/2037	53,110.29
325	10/15/2037	42,476.75
326	11/15/2037	22,630.21
327	12/15/2037	302,899.71
328	1/15/2038	214,739.00
329	2/15/2038	126,578.29
330	3/15/2038	38,417.58
331	4/15/2038	30,329.88
332	5/15/2038	12,377.17
333	6/15/2038	293,123.54

334	7/15/2038	211,223.13
335	8/15/2038	129,322.71
336	9/15/2038	47,422.29
337	10/15/2038	38,706.87
338	11/15/2038	24,036.46
339	12/15/2038	269,402.08
340	1/15/2039	190,215.63
341	2/15/2039	111,029.17
342	3/15/2039	31,842.71
343	4/15/2039	25,841.25
344	5/15/2039	13,214.54
345	6/15/2039	258,952.04
346	7/15/2039	186,419.71
347	8/15/2039	113,887.38
348	9/15/2039	41,355.04
349	10/15/2039	34,689.21
350	11/15/2039	25,546.88
351	12/15/2039	233,740.17
352	1/15/2040	164,094.92
353	2/15/2040	94,449.67
354	3/15/2040	24,804.42
355	4/15/2040	21,025.67
356	5/15/2040	14,057.04
357	6/15/2040	222,621.38
358	7/15/2040	160,044.83
359	8/15/2040	97,468.29
360	9/15/2040	34,891.75
361	10/15/2040	30,401.96
362	11/15/2040	27,135.42
363	12/15/2040	195,840.96
364	1/15/2041	136,324.63
365	2/15/2041	76,808.29
366	3/15/2041	17,291.96
367	4/15/2041	15,862.38
368	5/15/2041	14,899.54
369	6/15/2041	0.00
370	7/15/2041	0.00
371	8/15/2041	0.00
372	9/15/2041	0.00
373	10/15/2041	0.00
374	11/15/2041	0.00
375	12/15/2041	0.00
376	1/15/2042	0.00
377	2/15/2042	0.00
378	3/15/2042	0.00
379	4/15/2042	0.00
380	5/15/2042	0.00
381	6/15/2042	0.00
382	7/15/2042	0.00
383	8/15/2042	0.00
384	9/15/2042	0.00
385	10/15/2042	0.00
386	11/15/2042	0.00
387	12/15/2042	0.00
388	1/15/2043	0.00
389	2/15/2043	0.00
390	3/15/2043	0.00
391	4/15/2043	0.00
392	5/15/2043	0.00
393	6/15/2043	0.00
394	7/15/2043	0.00
395	8/15/2043	0.00
396	9/15/2043	0.00
397	10/15/2043	0.00
398	11/15/2043	0.00
399	12/15/2043	0.00
400	1/15/2044	0.00
401	2/15/2044	0.00
402	3/15/2044	0.00
403	4/15/2044	0.00

404	5/15/2044	0.00
405	6/15/2044	0.00
406	7/15/2044	0.00
407	8/15/2044	0.00
408	9/15/2044	0.00
409	10/15/2044	0.00
410	11/15/2044	0.00
411	12/15/2044	0.00
412	1/15/2045	0.00
413	2/15/2045	0.00
414	3/15/2045	0.00
415	4/15/2045	0.00
416	5/15/2045	0.00
417	6/15/2045	0.00
418	7/15/2045	0.00
419	8/15/2045	0.00
420	9/15/2045	0.00
421	10/15/2045	0.00
422	11/15/2045	0.00
423	12/15/2045	0.00
424	1/15/2046	0.00
425	2/15/2046	0.00
426	3/15/2046	0.00
427	4/15/2046	0.00
428	5/15/2046	0.00
429	6/15/2046	0.00
430	7/15/2046	0.00
431	8/15/2046	0.00
432	9/15/2046	0.00
433	10/15/2046	0.00
434	11/15/2046	0.00
435	12/15/2046	0.00
436	1/15/2047	0.00
437	2/15/2047	0.00
438	3/15/2047	0.00
439	4/15/2047	0.00
440	5/15/2047	0.00
441	6/15/2047	0.00
442	7/15/2047	0.00
443	8/15/2047	0.00
444	9/15/2047	0.00
445	10/15/2047	0.00
446	11/15/2047	0.00
447	12/15/2047	0.00
448	1/15/2048	0.00
449	2/15/2048	0.00
450	3/15/2048	0.00
451	4/15/2048	0.00
452	5/15/2048	0.00
453	6/15/2048	0.00
454	7/15/2048	0.00
455	8/15/2048	0.00
456	9/15/2048	0.00
457	10/15/2048	0.00
458	11/15/2048	0.00
459	12/15/2048	0.00
460	1/15/2049	0.00
461	2/15/2049	0.00
462	3/15/2049	0.00
463	4/15/2049	0.00
464	5/15/2049	0.00
465	6/15/2049	0.00
466	7/15/2049	0.00
467	8/15/2049	0.00
468	9/15/2049	0.00
469	10/15/2049	0.00
470	11/15/2049	0.00
471	12/15/2049	0.00
472	1/15/2050	0.00
473	2/15/2050	0.00

474	3/15/2050	0.00
475	4/15/2050	0.00
476	5/15/2050	0.00
477	6/15/2050	0.00
478	7/15/2050	0.00
479	8/15/2050	0.00
480	9/15/2050	0.00

APPENDIX A

FREDDIE MAC

MULTIFAMILY VARIABLE RATE CERTIFICATES

STANDARD TERMS OF THE

SERIES CERTIFICATE AGREEMENT

DATED AS OF SEPTEMBER 1, 2010

The Multifamily Variable Rate Certificates will represent undivided ownership interests in a pool of tax-exempt Bonds issued to finance multifamily affordable housing mortgages. "Bonds" include municipal securities issued for such purpose as well as custodial receipts, trust receipts or any other similar instruments evidencing an ownership interest in municipal securities held in a pass-through arrangement. Each offering of Multifamily Variable Rate Certificates will be issued as a Series. Each Series will be comprised of Class A Certificates and Class B Certificates that have different specified rights in the related Series Pool (the Class A Certificates and Class B Certificates, collectively, the "Certificates"). Each Series Pool will be separate from each other Series Pool, and the Certificates of any Series will relate only to the assets of a single Series Pool.

Freddie Mac uses standard documentation and terms for the creation, issuance and sale of each Series of Certificates. This documentation includes the Offering Circular and an Offering Circular Supplement for each Series and the Series Certificate Agreement. The Series Certificate Agreement will incorporate the Standard Terms set forth below. Freddie Mac will execute the Series Certificate Agreement in its corporate capacity and in its capacity as Administrator of the Series Pool. In its corporate capacity, Freddie Mac will act as the Depositor, the Certificate Registrar, the Pledge Custodian, the guarantor and the liquidity provider. The Standard Terms provide that other entities may serve some of these functions (other than serving as guarantor or liquidity provider).

These Standard Terms will not be effective as to any Certificates until these Standard Terms are incorporated into a Series Certificate Agreement creating the related Series. If a conflict arises between the provisions of a Series Certificate Agreement and these Standard Terms, the provisions of the Series Certificate Agreement will control.

TABLE OF CONTENTS

Section 1.

DEFINITIONS, CERTAIN CALCULATIONS AND RULES OF CONSTRUCTION

1.1 Definitions. Whenever used in these Standard Terms, capitalized terms will have the meaning for those terms provided in Appendix I to the Offering Circular, which appendix is attached as **Exhibit A**.

1.2 Certain Interest Calculations**.** Unless provided otherwise, the computation of interest on any Certificate will be performed on the basis of the actual number of days elapsed during each Accrual Period. However, if interest on any Bond is calculated as if each year consisted of twelve 30-day months, and if the computation of any Required Class A Certificate Interest Distribution Amount on the basis of the actual number of days elapsed would result in an amount in excess of the interest due on the related Bonds for the applicable period, then the Required Class A Certificate Interest Distribution Amount will be reduced by the amount of such excess.

1.3 Other Definitional Provisions. All capitalized terms used in any certificate or other documents delivered pursuant to these Standard Terms and not otherwise defined in such documents will have the meanings assigned to such terms in these Standard Terms.

1.4 Rules of Construction. Unless the context or use indicates a different meaning or intent, the following rules will apply to the construction of the Series Certificate Agreement:

(a) Words in the singular will include the plural and vice versa.

(b) The captions and headings of these Standard Terms are solely for convenience of reference and neither constitute a part of the Series Certificate Agreement nor affect its meaning.

(c) All references to a particular time of day will be to Washington, D.C. time.

(d) References to Sections, Articles, Schedules and Exhibits will be to Sections, Articles, Schedules and Exhibits of or to the Series Certificate Agreement unless a different document is specified.

(e) Whenever an action is to be taken by Freddie Mac under the Series Certificate Agreement, unless such action is designated to be taken by Freddie Mac as Administrator, such action is to be taken by Freddie Mac in its corporate capacity. If an action is to be taken by the Sponsor, it will be taken by the Person designated by Freddie Mac as Sponsor in the Series Certificate Agreement or, if undesignated, by Freddie Mac.

Section 2.
THE CERTIFICATES AND THE SERIES POOL

2.1 Classes of Certificates. (a) *The Class A Certificates.* All Class A Certificates will be identical in all respects except for their designated number and denominations and will be issued in book-entry only form. All Class A Certificates issued under the Series Certificate Agreement will be equally and proportionately entitled to the benefits of the Series Certificate Agreement without preference, priority or distinction, except as indicated in these Standard Terms and the Series Certificate Agreement with respect to Pledged Class A Certificates. The Class A Certificates will be in substantially the form indicated in **Exhibit B**.

(b) *The Class B Certificates.* All Class B Certificates will be identical in all respects except for their designated number and denominations and will be issued and held in certificated form. All Class B Certificates issued under the Series Certificate Agreement will be equally and proportionately entitled to the benefits of the Series Certificate Agreement without preference, priority or distinction. The Class B Certificates will be in substantially the form indicated in **Exhibit C**.

2.2 Book-Entry Only for Class A Certificates**.** (a) Unless the book-entry system is terminated as provided in Section 2.02(b), this paragraph will override any other conflicting provisions of these Standard Terms, except in the case of provisions governing Pledged Class A Certificates. All of the Class A Certificates will initially be registered in the name of Cede & Co., as nominee for DTC, provided that Cede & Co. may register the transfer of such Certificates to another nominee for DTC. There will be one Global Class A Certificate, except as otherwise requested by DTC. The procedures for making payments on the Class A Certificates and for giving any notice or other communication that is permitted or required to be given to Holders of Class A Certificates under these Standard Terms, will comply in all respects with DTC's rules and operational arrangements, and, notwithstanding any other provisions in these Standard Terms, the Administrator and Freddie Mac agree to comply with all rules and operational arrangements of DTC, as such rules and operational arrangements change from time to time. The exercise by Holders and Registered Holders of Class A Certificates of the Tender Option, mandatory tender rights, rights to retain Class A Certificates subject to mandatory tender, rights to convert Class B Certificates to Class A Certificates, the Optional Disposition Right and all other rights granted to such Holders or Registered Holders under the Series Certificate Agreement will be made in accordance with DTC's rules and operational arrangements, as such rules and operational arrangements change from time to time.

(b) If, pursuant to DTC's rules and operating procedures, DTC gives notice to the Administrator, that DTC will discontinue providing its services as securities depository for the Class A Certificates or if Freddie Mac elects to terminate the services of DTC as securities depository with respect to the Class A Certificates, Freddie Mac will, in its sole discretion, either appoint a successor securities depository or terminate the book-entry system for the Class A Certificates.

(c) Any successor securities depository must be a clearing agency registered with the Commission pursuant to Section 17A of the Securities Exchange Act, and must enter into an agreement with Freddie Mac and the Administrator agreeing to act as the depository and clearing agency for all the Class A Certificates. After any such agreement has become effective, DTC will present all the Class A Certificates for registration of transfer in accordance with Section 2.05, and the Administrator will register them in the name of the successor securities depository or its nominee. If a successor securities depository has not entered into such agreement or otherwise accepted such position at least 10 days before the effective date of termination of DTC's services, the book-entry system will automatically terminate and may not be reinstated without the consent of all the Holders of the Class A Certificates.

(d) If a successor securities depository is appointed, or the Administrator receives notice from Freddie Mac that the book-entry system has been terminated, the Administrator will, at least 10 days before such appointment or termination is effective, give notice of such event to the Registered Holders and will inform them either (i) of the name and address of the successor securities depository or (ii) that certificated Class A Certificates may now be obtained by Holders of the Class A Certificates, or their nominees, when proper instructions have been given to DTC by the relevant DTC Participant and when DTC has complied with the provisions of the Series Certificate Agreement regarding registration of transfers.

(e) The Administrator and Freddie Mac may enter into an amendment to these book-entry terms to make those changes that are necessary or appropriate if the Class A Certificates will not be held by DTC or its nominee.

(f) None of Freddie Mac, the Administrator or the Remarketing Agent will be liable to any Person, including any DTC Participant, Indirect DTC Participant or any Person claiming any interest in any Certificate under or through DTC, any DTC Participant or Indirect DTC Participant, for any action or failure to act or delay in action by DTC, any DTC Participant or Indirect DTC Participant. In particular, none of Freddie Mac, the Administrator or the Remarketing Agent will have any obligation with respect to the accuracy of any records maintained by DTC, any DTC Participant or Indirect DTC Participants, the payment by such parties of any amount in respect of any Certificate, any notice or other communication that is permitted or required to be given to Holders or under these Standard Terms or which is permitted or required to be given under the Letter of Representations, the failure of DTC to effect any transfer, the selection by DTC, any DTC Participant or Indirect DTC Participant of any Person to receive payment in the event of a partial redemption of the Bonds, or any consent given by DTC as Registered Holder.

(g) Except as otherwise provided herein, so long as the Class A Certificates are registered in the name of DTC or its nominee, the Administrator may treat DTC or its nominee as, and deem DTC or its nominee to be, the sole and absolute owner of the Class A Certificates for all purposes whatsoever, including, without limitation, the payment of distributions to Holders of Class A Certificates, giving or receiving notices of redemption, tender and other matters with respect to the Class A Certificates and the selection of Class A Certificates for redemption or tender.

(h) DTC shall be responsible for transmitting information and payments to its participants, who will be responsible for transmitting such information and payments to Indirect DTC Participants and the Holders.

(i) Any requirements of surrender of Class A Certificates under these Standard Terms will be inapplicable if contrary to the rules and operational procedures of DTC, or if DTC and the Administrator agree to waive them, and an appropriate notation will instead be made on the related Class A Certificates then in the possession of DTC or its nominee.

2.3 Denominations. The Certificates will be issued in registered form in any Authorized Denomination.

2.4 Execution and Authentication; Persons Deemed Owners**.** A Responsible Officer acting on behalf of the Administrator will execute and authenticate the Certificates by manual or facsimile signature. The signature of an authorized Responsible Officer will bind the Administrator even if the Responsible Officer ceases to hold such office prior to the authentication and delivery of such Certificates or at the date of issuance of such Certificates.

2.5 Registration of Transfer and Exchange**.** (a) The Administrator will act as the initial Certificate Registrar for the purpose of registering Certificates and transfers and exchanges of Certificates as provided in these Standard Terms and in accordance with the standard procedures of the Administrator. Upon any resignation of the Certificate Registrar, Freddie Mac will promptly appoint a successor Certificate Registrar or, in the absence of such appointment, assume the duties of Certificate Registrar. The Certificate Registrar will appoint an office or agency in McLean, Virginia where the Certificates may be surrendered for registration of transfer or exchange, and presented for final payment, and where notice and demands to or upon the Certificate Registrar with respect to the Certificates may be served, which office will initially be the Delivery Office.

(b) All Certificates issued in connection with any transfer or exchange will be entitled to the same benefits under the Series Certificate Agreement as the Certificates that were surrendered.

(c) A Holder will not be required to pay a service charge for any transfer or exchange of Certificates, but may be required to pay a transfer tax or other governmental charge that may be imposed in connection with any transfer or exchange of Certificates. If any such tax or governmental charge is imposed but is not paid by the transferee or transferor, but is paid by the Administrator, the Administrator will have the right to be reimbursed the amount of such payment from the Bond Payment Subaccount, as described in Section 4.03.

(d) If an exercise of the Tender Option or Optional Disposition Right occurs with respect to a portion, but not all, of a Class A Certificate, the Administrator will execute, authenticate and deliver to the applicable Class A Holder, in exchange for the surrendered Class A Certificate, one or more new Class A Certificates, in Authorized Denominations, having an aggregate Current Certificate Balance equal to the Current Certificate Balance of that portion of the surrendered Class A Certificate for which the Tender Option or Optional Disposition Right was not exercised.

(e) The Sponsor may at any time deliver to the Administrator for cancellation any Certificates previously authenticated and delivered hereunder which the Sponsor may have acquired, and all Certificates so delivered shall be promptly cancelled by the Administrator.

2.6 Transfer Restrictions Related to Class B Certificates**.** No Class B Certificate may be transferred without the prior written consent of Freddie Mac, in its sole and absolute discretion; provided that beneficial interests therein are transferable subject to conditions set forth in the Reimbursement Agreement. Any transfer of a beneficial interest will require the delivery to the Administrator of an Investor Letter by the Person acquiring such beneficial interest substantially in the form attached as **Exhibit D**.

2.7 Mutilated, Destroyed, Lost or Stolen Certificates. (a) If any mutilated Certificate is surrendered to the Certificate Registrar or the Administrator, the Administrator will execute, authenticate and deliver in exchange a new Certificate of the same type, and having the same Current Certificate Balance as the surrendered Certificate. If a Holder of a destroyed, lost or stolen Certificate provides an affidavit to the Administrator of such occurrence and indemnity satisfactory to the Certificate Registrar or the Administrator, the Administrator will execute, authenticate and deliver in exchange a new Certificate of the same type, and having the same Current Certificate Balance as the destroyed, lost or stolen Certificate. Every new Certificate issued pursuant to this paragraph in lieu of any mutilated, destroyed, lost or stolen Certificate will be entitled to all the benefits of the Series Certificate Agreement equally and proportionately with any and all other Certificates properly issued under the Series Certificate Agreement, whether or not the mutilated, destroyed, lost or stolen Certificate is at any time enforceable by anyone. The provisions of this paragraph are exclusive and will preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Certificates.

(b) When any new Certificate is issued under this Section 2.07, the Certificate Registrar or the Administrator may require that the Holder pay any transfer tax or other governmental charge that may be imposed in relation to the creation, issuance, transfer or registration of the new Certificate and any other reasonable related expenses (including the fees and expenses of the Certificate Registrar or the Administrator). If any such amount is not paid by the transferee or transferor, but is paid by the Administrator, the Administrator will have the right to be reimbursed the amount of such payment from the Bond Payment Subaccount, as described in Section 4.03.

2.8 No Additional Liabilities or Indebtedness. Unless a Series Certificate Agreement provides otherwise, none of the Administrator, the parties to the Series Certificate Agreement or the Holders of Certificates will cause the Series Pool to incur, assume or guarantee any liability or indebtedness. The Administrator will have no power or authority to assign, transfer or pledge any of the Assets of any Series Pool to any Person or otherwise dispose of any Assets of any Series Pool, except as otherwise permitted or required by the Series Certificate Agreement.

2.9 Initial Authentication and Delivery of Certificates. The initial Certificates will be executed, authenticated and delivered by the Administrator only after Freddie Mac executes the Series Certificate Agreement and thereby directs the execution, authentication and delivery of the Certificates. The Series Certificate Agreement will identify the Persons in whose names the Class A Certificates are to be registered, the Current Certificate Balances to be registered to each such Person, and also state that the Class B Certificates are to be registered in the name of the Pledge Custodian for the benefit of the Sponsor subject to the security interest created by the Reimbursement Agreement in favor of Freddie Mac, but only after each of the following is delivered or has occurred:

(1) *The Bonds.* The Bonds have been acquired by Freddie Mac and transferred to the Series Pool created by the Series Certificate Agreement.

(2) *Initial Deposits.* The initial deposit of cash required by the Series Certificate Agreement, if applicable, has been deposited in the Distribution Account.

(3) *Opinion of Counsel.* An Opinion of Tax Counsel, dated the Date of Original Issue, with respect to certain tax matters and an opinion of the General Counsel or one of the Deputy General Counsels to Freddie Mac dated the Date of Original Issue with respect to the status of the Certificates as exempt securities within the meaning of the laws administered by the United States Securities and Exchange Commission, and certain other matters pertaining to the authorization and enforceability of the Series Certificate Agreement.

(4) *Reimbursement Agreement.* The original executed Reimbursement Agreement has been delivered to the Administrator.

(5) *Sponsor's Acceptance.* If the Sponsor is designated by Freddie Mac in the Series Certificate Agreement, an acceptance by the Sponsor of its obligations set forth in the Series Certificate Agreement.

(6) *Rating Letters.* To the extent receipt of a rating letter is a condition to the issuance of any Certificates as provided in the Series Certificate Agreement, a favorable letter from the Rating Agency.

2.10 Identification of the Assets to a Series Pool. (a) Freddie Mac acknowledges its ownership of the Bonds on the Date of Original Issue. By its execution of the Series Certificate Agreement, Freddie Mac will simultaneously transfer the Bonds to the Series Pool created by the Series Certificate Agreement for the benefit of the Holders of the related Certificates, together with all of its interest in (a) the Bonds, including all Bond Payments made from and after the Date of Original Issue and all certificates and instruments, if any, representing the Bonds, (b) the Distribution Account and (c) all proceeds of the Bonds and the Distribution Account of every kind and nature.

(b) Freddie Mac will segregate the Assets of each Series Pool from all of its general assets and from any other bonds in its possession, and will hold the Assets of each Series Pool at all times during the existence of the Series Pool for the benefit of the related Holders. The Holders of the Class A Certificates and Class B Certificates will have the respective rights with respect to the Assets specified for each Class as set forth in the Series Certificate Agreement.

2.11 Delivery and Possession of Bonds. The Bonds identified to a Series Pool will not be subject to any Lien in favor of the Administrator (provided, Freddie Mac in its corporate capacity will be the beneficiary of the pledge of the Class B Certificates and any Pledged Class A Certificates).

2.12 Purposes and Powers. The Series Pool has been formed for the sole purpose of, and will engage only in the following activities: (a) acquiring, owning, holding and selling the Assets of the Series Pool; (b) issuing and selling Certificates as provided in the Series Certificate Agreement; and (c) such other activities as may be required by the express terms of the Series Certificate Agreement in connection with the conservation and administration of the Assets of the Series Pool and distributions to Holders.

2.13 Recharacterization. The parties intend that the transfer of the Assets to the Series Pool will be an acquisition by the Administrator on behalf of the Holders of all of Freddie Mac's interest in the Series Pool Assets. The parties do not intend that such transfer be deemed a pledge of the Series Pool Assets by Freddie Mac to secure a debt or other obligation of Freddie Mac. However, if, in spite of the parties' intent, the Series Pool Assets are held by a court to continue to be the property of Freddie Mac (a) the Series Certificate Agreement will be deemed a security agreement within the meaning of the applicable UCC, and may be properly filed as a financing statement and (b) the transfer of the Series Pool Assets will be deemed a Grant by Freddie Mac to the Administrator of an interest in all of Freddie Mac's interest in the Series Pool Assets, and all amounts payable to the holders of the Series Pool Assets in accordance with the terms of the Series Certificate Agreement, and all related proceeds. Any assignment of the interests of the Holders of the Certificates pursuant to any provision of the Series Certificate Agreement will also be deemed to be an assignment of any security interest created by this recharacterization provision. The Administrator will cause to be filed UCC financing statements on a periodic basis as necessary to maintain a security interest in the Series Pool Assets in favor of the Administrator in the event of any such recharacterization.

2.14 Decrease of Aggregate Outstanding Class B Certificate Balance. On any day that is (A)(i) a Reset Date for the applicable Reset Rate Method or (ii) a Business Day with the prior written consent of 100% of the Holders of Class A Certificates and (B) at least 10 Business Days following the delivery of notice of the below conversion to the Registered Holders, with the prior written consent of Freddie Mac, the Sponsor, if a Holder of Class B Certificates, acting alone or all of the Holders of Class B Certificates acting together, may direct the Administrator to convert a specified Current Certificate Balance of Class B Certificates to an equivalent Current Certificate Balance of Class A Certificates. If the Sponsor is the directing Holder alone, the Current Certificate Balance of Class B Certificates to be converted may be equal to or less than the Current Certificate Balance that it holds, subject to maintaining a minimum Current Certificate Balance of Class B Certificates of $5,000. If all Holders of Class B Certificates make such direction, the Current Certificate Balance of Class B Certificates to be converted for each such Holder will be proportional to each Holder's Current Certificate Balance of Class B Certificates prior to conversion, subject to the Sponsor's maintaining a minimum Current Certificate Balance of Class B Certificates of $5,000. Any such conversion will be effected by delivering to the Administrator (A) at least 15 Business Days prior to the date on which such conversion is to occur (i) a written request to increase the Current Certificate Balance of such Class A Certificates, and (ii) the written consent of Freddie Mac, and (B) on the date of the conversion, an equivalent Current Certificate Balance of Class B Certificates. The Administrator will promptly notify Freddie Mac and DTC of the resulting reduction in the Aggregate Outstanding Class B Certificate Balance and the corresponding increase in the Aggregate Outstanding Class A Certificate Balance, and the Liquidity Commitment will be increased accordingly.

Section 3.

SPONSOR COVENANTS; RELEASE EVENT

3.1 Negative Covenants. The Sponsor will not:

(i) sell, transfer, exchange or otherwise dispose of, or Grant a Lien on, any Series Pool Assets; or

(ii) claim any credit or deduction with respect to the principal or interest payable on the Certificates or pursuant to the Credit Enhancement or the Liquidity Facility (other than amounts properly withheld from such payments under the Code or other applicable tax law) on its federal, state or local income tax filings.

3.2 Other Obligations. Subject to Section 3.05, the Sponsor accepts all of its obligations under each of the Documents and will comply in all material respects with any obligations that are imposed on the Sponsor pursuant to any of such Documents, whether or not explicitly set forth in the Series Certificate Agreement.

3.3 Maintenance of Office or Agency. The Sponsor will maintain an office where notices to the Sponsor in connection with the Certificates and the Series Certificate Agreement may be served. The Sponsor will give prompt written notice to Freddie Mac, the Administrator and the Remarketing Agent of any change in the location of any notice office.

3.4 Payment of Certain Fees and Expenses. The Series Certificate Agreement and the Reimbursement Agreement will provide for the payment to Freddie Mac of the Freddie Mac Fee. The Sponsor also agrees:

(a) except as otherwise expressly provided in the Series Certificate Agreement, to pay, or cause to be paid, to the Administrator (if different than Freddie Mac) the Administrator Fee; to pay, or cause to be paid, to the Remarketing Agent the Remarketing Agent Fee (each to the extent not paid from funds received by the Series Pool); and to pay, or cause to be paid, to the Initial Purchaser any amounts owed to the Initial Purchaser pursuant to the Remarketing Agreement in connection with issuing and selling the Class A Certificates and preparing all related offering documents;

(b) except as otherwise expressly provided in the Series Certificate Agreement or the last paragraph of Section 3.5 of the Reimbursement Agreement, to reimburse or cause reimbursement of the Administrator for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by it in accordance with the Series Certificate Agreement (including the reasonable compensation, expenses and disbursements of its respective agents and counsel), except any such expense, disbursement or advance as may be attributable to its gross negligence, bad faith, fraud or willful misconduct; and

(c) to pay any amounts required to be paid by it pursuant to the Documents.

The provisions of this Section 3.04 will survive any termination of the Series Certificate Agreement.

3.5 Liabilities and Recourse Against Freddie Mac and the Sponsor for Liabilities of the Series Pool**.** (a) The Sponsor will perform only those duties of it that are specifically set forth in the Series Certificate Agreement, and does not assume any other obligation or liability under the Series Certificate Agreement. If the Series Certificate Agreement provides that the Partnership Factors apply to the Series Pool, the Sponsor will be corporately liable for any fees, expenses and other liabilities of the Series Pool arising under the Series Certificate Agreement to the extent not otherwise satisfied (excluding amounts due to Holders in respect of their Certificates). Except to the extent payable from the cash flow of the Bonds or by the Holders of Class B Certificates, the Sponsor agrees that any such fees, expenses and other liabilities will be without recourse against any other Holder, and that any such fees, expenses and liabilities will not be secured by the Bonds or any other Asset of the Series Pool.

(b) Subject to any credit enhancement with respect to any Bonds, the Issuer of each Bond is the sole obligor with respect to the payment of the principal or redemption price of such Bond, and interest on the Bond. The payments on the Bonds, amounts in the Distribution Account, the Credit Enhancement and the Liquidity Facility constitute the sole security for the Certificates. Each of the Sponsor and Freddie Mac has no obligation whatsoever with respect to any Bond or any payments due on the Bonds or with respect to the security for, or the sufficiency of, any such payments or any obligations of the Issuer, any related credit enhancer or any other Person arising in connection with the Bonds, other than the obligations of Freddie Mac under the Credit Enhancement and the Liquidity Facility. In the event of a default in the payment of the principal of or interest on, or any other amount payable with respect to, any of the Bonds, or in the event of a default under any credit enhancement with respect to such Bond, neither the Sponsor nor Freddie Mac will have any duty to proceed against the Issuer or any related credit enhancer and no obligation to assert any rights and privileges of the Holders with respect to such Bonds or such credit enhancement. Neither the Sponsor nor Freddie Mac will be under any obligation whatsoever to appear in, prosecute or defend any action, suit or other proceeding in respect of such Bonds or such credit enhancement; provided the Administrator may in its sole discretion and upon being provided with indemnification satisfactory to it agree to proceed against any such party at the written direction of the Registered Holders of at least 51% of the Current Certificate Balance of the Class A Certificates.

(c) Payment of the Purchase Price on any Class A Certificate will be made solely from amounts received by the Administrator pursuant to Section 6.06.

(d) The provisions of this Section 3.05 will survive any termination of the Series Certificate Agreement.

(e) Without limiting the foregoing, it is expressly acknowledged and agreed by the parties to the Series Certificate Agreement and other Documents, and any beneficiary of the Series Certificate Agreement by acceptance of its status as such beneficiary, and by Holders upon acceptance of a Certificate, and anyone having a beneficial interest in the Certificates by acceptance of its status as such beneficiary, that:

(i) Under no condition or circumstance will any recourse or personal liability whatever attach to or be incurred by, and under no condition or circumstance will any deficiency or other judgment be had against, the officers, directors, agents, employees or stockholders of the Sponsor or Freddie Mac, by reason of any obligation, covenant, agreement, representation, warranty or indemnity of the Sponsor or Freddie Mac under the Series Certificate Agreement, any Certificates or any document, instrument or certificate delivered hereunder or thereunder; and

(ii) They expressly waive recourse against, or personal liability of, any officer, director, agent, employee or stockholder of the Sponsor or Freddie Mac for breaches by Sponsor or Freddie Mac of any such obligation, covenant, agreement, representation, warranty or indemnity either at common law or at equity, or by statute or constitution; and

(iii) The permissive right of the Sponsor or Freddie Mac to take actions set forth in the Series Certificate Agreement will not be construed as a duty, and neither the Sponsor nor Freddie Mac will be answerable for other than its own fraud, bad faith, gross negligence or willful misconduct. Each of the Sponsor and Freddie Mac will not be liable for any action that it takes or omits to take in good faith (including, but not limited to any action it takes or omits to take as Tax Matters Partner pursuant to Section 11.10) and, in the absence of fraud, bad faith, gross negligence or willful misconduct, that it believes to be authorized or within its rights or powers.

(f) Each Registered Holder and Holder (by acceptance of its Certificate), each party to the Series Certificate Agreement (by its execution of the Series Certificate Agreement), and any other beneficiary of the Series Certificate Agreement (by its acceptance of its status as such a beneficiary), expressly acknowledges and agrees to each and every provision of this Section 3.05.

3.6 The Sponsor's Interest and Net Worth. The Sponsor represents, warrants and covenants that it (a) has and will maintain throughout the term of the Series Certificate Agreement a Capital Account Balance in an amount not less than the Minimum Sponsor Interest and, if the Series Certificate Agreement provides that the Partnership Factors will apply to the Series Pool, a net worth as determined in compliance with Section 4.07 of Revenue Procedure 89-12; and (b) will not take a distribution of any amount from the Assets of the Series Pool (other than in connection with the termination of the Series Pool) if such distribution would result in a Capital Account Balance with respect to its interest in the Series Pool less than the Minimum Sponsor Interest. These representations, warranties and covenants will survive the delivery of the related Bonds and the Certificates.

3.7 Successor Sponsor. If a party other than Freddie Mac is the Sponsor and the Sponsor wishes to assign its rights and obligations under the Series Certificate Agreement to another Person and Freddie Mac provides its prior written consent, the Sponsor will provide notice to the Administrator, the Remarketing Agent and each applicable Rating Agency, together with the written consent of Freddie Mac, at least 10 Business Days prior to the proposed effective date of such assignment. Such notice (a "*Successor Sponsor Notice*") will set forth (A) a brief statement that the Sponsor is assigning its rights and obligations hereunder to the successor Sponsor named therein, (B) the proposed effective date of such assignment and (C) the Mandatory Tender Date on which the Class A Certificates will be subject to Mandatory Tender pursuant to Section 6.04 (subject to the right of retention), which day shall be the Business Day before the effective date of the assignment. When the Administrator has received the Successor Sponsor Notice, unless Freddie Mac consents, the assignment of the Sponsor to its successor will be irrevocable and will take place on the proposed date set forth in the Successor Sponsor Notice.

3.8 Release Event**.** At the election of Freddie Mac, in accordance with the Reimbursement Agreement, when a Release Event occurs, the affected series of Bonds (or portion thereof) will be subject to mandatory purchase from the Series Pool at the Release Purchase Price. Payment of such Release Purchase Price will be made by Freddie Mac pursuant to the Credit Enhancement or by the Sponsor. Any Bond purchased on the related Release Event Date will be deemed purchased by the Sponsor at the Release Purchase Price from funds provided pursuant to the Credit Enhancement or, if applicable, by the Sponsor. In addition, Hypothetical Gain Share, if any, as calculated by Freddie Mac, will be payable on the Release Event Date from amounts provided by the Sponsor to the Administrator on such Release Event Date (and such Hypothetical Gain Share will be paid to the Class A Certificateholders in addition to the Release Purchase Price). When purchased with monies provided pursuant to the Credit Enhancement, the Administrator will cause the transfer of the related Bonds to the Pledge Custodian to be held pursuant to the Reimbursement Agreement. When purchased with funds provided by the Sponsor, the Administrator will cause the transfer and release of the related Bonds to the Sponsor or as directed by the Sponsor.

When the Administrator receives amounts paid by Freddie Mac or the Sponsor in connection with a Release Event, the Administrator will promptly deposit an amount equal to the related Outstanding Bond Balance plus Hypothetical Gain Share, if applicable, into the Bond Payment Subaccount-Principal and an amount equal to accrued interest thereon into the Bond Payment Subaccount-Interest. The Administrator will provide notice of any Release Event to the Registered Holders, each applicable Rating Agency and the Remarketing Agent concurrently with the applicable Release Event Date, provided any failure to provide such notice shall not affect the validity of any payment made pursuant to this Section.

In addition to the foregoing notice, with respect to a Release Event occurring as a result of the Sponsor's delivery of notice to the Administrator that it has elected to purchase all of the Bonds in the Series Pool on either September 15, 2017 or September 15, 2020 (the "Optional Series Termination Date"), the Administrator, following receipt of such notice from the Sponsor, shall provide written notice to the Registered Holders of such Release Event not less than twenty (20) days prior to the Optional Series Termination Date, which notice will set forth (A) a brief statement that the Sponsor has elected to cause a Release Event of all of the Bonds on the Optional Series Termination Date, (B) that the Release Event is conditioned upon the Sponsor depositing at least five (5) Business Days prior to the Optional Series Termination Date funds sufficient to pay in full the Release Purchase Price and Hypothetical Gain Share, if any, due on the Optional Series Termination Date, and any additional amounts owed by the Sponsor to Freddie Mac (or making escrow arrangements acceptable to Freddie Mac with respect to the same) and (C) that if such conditions are not satisfied, such Release Event shall not occur.

3.9 Sponsor's Indemnification of the Administrator. The Sponsor will indemnify and hold harmless the Administrator from and against any loss, liability, expense, damage or injury suffered or sustained by reason of any acts, omissions or alleged acts or omissions arising out of the activities of the Sponsor pursuant to the Series Certificate Agreement, including but not limited to, any judgment, award, settlement (to which the Sponsor has given its prior written consent, which will not be unreasonably withheld), reasonable attorneys' fees and expenses and other costs or expenses incurred in connection with the defense of any actual or threatened action proceeding or claim; provided, however, that the Sponsor will not indemnify the Administrator if such acts, omissions or alleged acts or omissions constitute fraud, gross negligence, bad faith or willful misconduct by the Administrator. This Section 3.09 will survive (i) the resignation or removal of the Administrator, (ii) the termination of the Series Certificate Agreement and (iii) the transfer by the Sponsor of any portion of its Certificates with respect to obligations incurred by the Sponsor under this Section 3.09 prior to such transfer.

3.10 Substitution of Bonds After Date of Original Issue.

(a) On any Payment Date after the Date of Original Issue (a *"Substitution Date"*), with the Required Class B Certificate Consent and the consent of Freddie Mac and subject to the prior delivery to the Administrator of a confirmation of the existing rating on the Class A Certificates from each applicable Rating Agency, the Sponsor may deliver to the Administrator a new series of Bonds (or up to two new series of Bonds) in substitution for an existing series of Bonds with respect to which an event of default exists under the related Bond Documents (or in the case of the existing Bonds relating to the Bent Tree, Ashley Square, Lake Forest or Fairmont Oaks Mortgaged Projects, also in the event of a sale of no more than two of the related Projects to a party not related to the Sponsor). Any series of Bonds delivered in substitution for an existing series of Bonds must have terms consistent with the series of Bonds being released, including principal amount (which must be equal to or less than the principal amount of Bonds being released), tax status, interest rate, interest payment date and interest modes. If such principal amount is less, the Sponsor must, prior to the substitution, provide funds to the Administrator in an amount sufficient to effect a Release Event with respect to the principal portion of the Bonds being released that is in excess of the principal amount of Bonds being substituted. In addition, upon any Substitution, the Sponsor must pay Hypothetical Gain Share, if any, as calculated by Freddie Mac, with respect to the total principal amount of Bonds being released. Such Hypothetical Gain Share will be paid to the Class A Certificateholders in addition to any applicable Release Purchase Price.

(b) The Sponsor shall, at least 10 days prior to each Substitution Date, submit a notice (a *"Substitution Notice"*) to the Administrator and the Remarketing Agent, which notice shall be accompanied by copies of the consents and rating confirmation (if applicable) referenced in Section 3.10(a) above and shall set forth the following:

(i) the series of Bonds to be released upon substitution;

(ii) with respect to the series of Bonds to be substituted, the items of information set forth on Schedule 1 of the Series Certificate Agreement;

(iii) the Substitution Date;

(iv) if applicable, the amount being paid by the Sponsor to effect a related Release Event and the Hypothetical Gain Share; and

(v) instructions to the Administrator to effect the substitution on the Substitution Date.

(c) Within five Business Days of its receipt thereof (and only if the Administrator has received the amount necessary to effect any related Release Event and the Hypothetical Gain Share, if applicable), the Administrator will forward a copy of the Substitution Notice to the Registered Holders and each applicable Rating Agency.

(d) On the Substitution Date, the Administrator shall effect the substitution if the aforementioned requirements have been satisfied. In addition, notwithstanding the foregoing, if the Series Certificate Agreement contains a representation that the Bonds were neither deposited with nor acquired with market discount in excess of a *de minimis* amount within the meaning of Section 1278(a)(2)(C) of the Code determined as of the Date of Original Issue, the same requirement shall apply to the substitution.

Section 4.

ACCOUNTS AND DISBURSEMENTS; CREDIT ENHANCEMENT

4.1 Collection of Money. Except as otherwise expressly provided in the Series Certificate Agreement, the Administrator will demand payment or delivery of, and will directly receive and collect all money and other property payable to the Administrator pursuant to the Series Certificate Agreement, and will hold such money and property as part of the Assets of the Series Pool.

4.2 Distribution Account; Establishment**.** (a) On or before the Date of Original Issue, the Administrator will establish the Distribution Account into which the Administrator will deposit all Bond Payments received from time to time, including Bond Redemption Premiums, all amounts paid pursuant to the Credit Enhancement, all amounts paid in connection with a Release Event, all Administrator Advances and all Bankruptcy Coverage Payments. The Distribution Account will have the following subaccounts: (i) the Bond Payment Subaccount – Interest; (ii) the Bond Payment Subaccount – Principal; (iii) the Bond Payment Subaccount – Holdback; and (iv) the Odd-Lot Subaccount.

(b) The Administrator will deposit into the Bond Payment Subaccount--Interest or Bond Payment Subaccount--Principal, as applicable, promptly upon receipt, Bond Payments in respect of each Bond Interest Payment Date or Bond Redemption Date, as applicable, Bond Payments in connection with any Release Event and any Bankruptcy Coverage Payments. The Administrator will also deposit into the Bond Payment Account--Interest any Administrator Advances it makes pursuant to Section 4.09. Prior to any Bond Interest Payment Date or Bond Redemption Date, as applicable, the Administrator will notify Freddie Mac of the amounts of each Bond Payment anticipated on such date. In connection with any Payment Date, the Administrator will notify Freddie Mac as soon as practicable by Electronic Notice of any amounts not received by the Administrator for such Payment Date corresponding to scheduled interest on and principal of the Bonds. If the Administrator receives any Bond Redemption Premium, it will promptly deposit it into the Bond Payment Subaccount – Principal. The Administrator will deposit into the Odd-Lot Subaccount the amounts required by Section 4.03(f).

(c) The Administrator will hold all sums under the Series Certificate Agreement for the payment of amounts due with respect to the Certificates separate and apart from its other assets for the benefit of the Persons entitled thereto.

(d) Upon receipt by the Administrator Day of any Bankruptcy Coverage Payments, the Administrator will promptly remit such monies to present and former Holders to the extent they are entitled thereto.

(e) In addition to the Distribution Account the Administrator may establish other accounts under the Series Certificate Agreement in order to carry out its duties.

(f) Amounts on deposit in the Distribution Account may be invested by the Administrator at the direction of Freddie Mac, and any investment earnings will be retained by Freddie Mac. Any such investment earnings will not constitute part of the Series Pool Assets and will at all times be accounted for separately and held segregated from and outside of the Distribution Account. If any loss from such investment occurs, Freddie Mac will be obligated to reimburse the Administrator for any such loss at the time it occurs. The Administrator will use any such reimbursement amount to replenish the Distribution Account.

4.3 Distributions and Payments from Bond Payment Subaccounts. (a) No later than 4:30 p.m. on each Payment Date, the Administrator will withdraw from the Bond Payment Subaccount--Interest and the Bond Payment Subaccount--Holdback the Available Funds deposited into each such subaccount and will distribute or retain, as applicable, the following amounts in the following priority, in each case to the extent of remaining Available Funds:

(i) first, pro rata to

1) the Registered Holders of Class A Certificates (other than Pledged Class A Certificates), the aggregate of the amounts of interest accrued, for each day in the Accrual Period related to that Payment Date at the Reset Rate in effect for each such day, on the Current Certificate Balance of such Certificates; and

2) the Pledge Custodian with respect to Pledged Class A Certificates, the aggregate of the amounts of interest accrued, for each day in the Accrual Period related to such Payment Date at the Reset Rate in effect for each such day, on the Current Certificate Balance of such Pledged Class A Certificates;

provided that on the First Payment Date, before making the foregoing distributions, the Administrator will transfer to the Person designated by the Sponsor the amount, if any, set forth in the Series Certificate Agreement as Accrued Interest on the Bonds;

(ii) second, to the Administrator, the amount of the Administrator Fee (if the Administrator is not Freddie Mac), the aggregate accrued Daily Administrator Advance Charges unpaid on such date (if Section 4.09 is made applicable under the Series Certificate Agreement) and all other reasonable amounts payable to the Administrator upon the issuance of a new Certificate pursuant to Section 2.05 or Section 2.07 or as reimbursement for its out-of-pocket expenses;

(iii) third, to the Administrator (if Section 4.09 is made applicable under the Series Certificate Agreement), the amount of any outstanding Administrator Advances previously made to Holders of Class A Certificates as of such Payment Date;

(iv) fourth, to Freddie Mac, the amount of the Freddie Mac Fee due and payable on such date;

(v) fifth, if provided for in the Series Certificate Agreement, pro rata, to the Holders of Class A Certificates, their Class A Certificate Notional Accelerated Principal Paydown Amounts, if any;

(vi) sixth, to the Remarketing Agent, the amount of the Remarketing Agent Fee due and payable on such date;

(vii) seventh, to the Servicer, the amount of the Servicing Fee due and payable on such date;

(viii) eighth, to the Bond Payment Subaccount—Holdback, the amount necessary to fully fund the Holdback Requirement, if applicable, as of such Payment Date; and

(ix) ninth, to the Pledge Custodian for the benefit of the Holders of Class B Certificates to be distributed in accordance with the terms of the Reimbursement Agreement, the remainder.

(b) No later than 4:30 p.m. on each Redemption Date, the Administrator will withdraw from the Bond Payment Subaccount -- Principal the Available Funds deposited into that subaccount and will distribute the following amounts in the following priority, in each case to the extent of remaining Available Funds:

(i) first, pro rata to (A) the Pledge Custodian, to pay the Outstanding Certificate Balance of Pledged Class A Certificates and (B) the Registered Holders of Class A Certificates, the sum of: (1) the remaining Available Funds (other than funds in respect of any Redemption Premium Payment or any Hypothetical Gain Share payable in connection with a Release Event) until the Aggregate Outstanding Class A Certificate Balance is reduced to zero; and (2) the Class A Holder's allocable share of the respective portion of the Redemption Premium Payment, if any, payable to Holders, determined in accordance with the definition of Gain Share or, in connection with a payment arising from a Release Event, the Class A Holder's allocable share of the Hypothetical Gain Share; *provided that,* if Freddie Mac makes a principal payment in connection with a Release Event, the portion of such principal payment to be paid pro rata to the Pledge Custodian with respect to the Pledged Class A Certificates and to the Registered Holders of Class A Certificates will be determined using the following formula:

Amount to be paid = X + Y
where X = (60%)(A + B) minus B
and Y = A minus (X + C minus D + E) [BUT Y WILL NEVER BE LESS THAN ZERO]

and where:

A = the principal amount paid by Freddie Mac related to the applicable tax-exempt Bonds subject to a Release Event
B = the outstanding principal amount of taxable bonds that financed the same Project as the applicable Bonds
C = the Current Class B Certificate Balance
D = the Minimum Sponsor Interest ($5,000 where Partnership Factors have not been elected)

E = prior distributions of principal other than to Holders of Class A Certificates (including Pledged Class A Certificates) or Holders of Class B Certificates to pay amounts described in Subsection 4.03(b)(ii) below;1

1 Example 1:
Assumptions:

1. Outstanding Bond Balance of applicable Bonds: $9,000,000

2. Outstanding principal amount of related taxable bonds: $1,000,000

3. Current Class B Certificate Balance: $20,000,000

4. Partnership Factors have not been elected

5. No prior distributions of principal other than to Holders of Class A Certificates (including Pledged Class A Certificates), and Class B Certificates have been made.

X = (60%)($9,000,000 + $1,000,000) minus $1,000,000
X = (60%)($10,000,000) minus $1,000,000
X = $6,000,000 minus $1,000,000
X = $5,000,000
Y = $9,000,000 minus ($5,000,000 + ($20,000,000 minus ($5,000 + $0)))
Y = $9,000,000 minus ($5,000,000 + ($20,000,000 minus $5,000))
Y = $9,000,000 minus $24,995,000
Y is less than zero, so (Y) equals zero

Because X + Y = $5,000,000, $5,000,000 is the amount of principal paid pro rata against the Pledged Class A Certificates and Class A Certificates and $4,000,000 is paid against the Class B Certificates. Pledged Class A Certificates and Class A Certificates are redeemed pro rata in the amount of $5,000,000 and Class B Certificates are redeemed in the amount of $4,000,000. Redemption payments made on the Pledged Class A Certificates are paid to the Pledge Custodian; redemption payments made on the Class A Certificates are paid to the Registered Holders of Class A Certificates. Redemption payments made on the Class B Certificates are paid to the Pledge Custodian.

Example 2:

Assumptions: 1. Same assumptions, with the only difference being that the Current Class B Balance is $2,000,000.

X = $5,000,000
Y = $9,000,000 minus ($5,000,000 + ($2,000,000 minus ($5,000 + $0)))
Y = $9,000,000 minus ($5,000,000 + $1,995,000)
Y = $9,000,000 minus $6,995,000
Y = $2,005,000

Because X + Y = $7,005,000, $7,005,000 is the amount of principal paid pro rata against the Pledged Class A Certificates and the Class A Certificates and $1,995,000 is principal paid against the Class B Certificates.

(ii) second, to the Administrator, Freddie Mac, the Remarketing Agent and the Servicer, amounts owed to such parties pursuant to Subsections 4.03(a)(ii), (iii), (iv), (vi) and (vii) in the same order of priority to the extent any such amounts were not paid pursuant to such subsections;

(iii) third, (subject to the provisions of Section 4.03(c) and the agreement of the Sponsor to maintain a Minimum Sponsor Interest), to the Pledge Custodian for the benefit of Holders of Class B Certificates to be distributed in accordance with the terms of the Reimbursement Agreement, the remainder.

(c) All distributions made to Holders described above on each Payment Date will be made to the Registered Holders of the Certificates of record on the related Regular Record Date, based on the Current Certificate Balances of their respective Certificates; *provided, however*, that the final payment on each Certificate will be made only in accordance with payments to be made on a termination of the Series Pool pursuant to Article XIII. Subject to Section 2.02(b), each distribution with respect to Class A Certificates or Pledged Class A Certificates will be paid to DTC for distribution to DTC Participants, Indirect Participants and Holders in accordance with the Letter of Representations and the rules and regulations of DTC. Each distribution with respect to Class B Certificates will be paid to the Pledge Custodian on behalf of the Holders of the Class B Certificates. Any such payment to the Pledge Custodian will count as a payment with respect to the Class B Certificates when paid.

(d) If a payment error occurs, the Administrator, in its sole discretion, may elect to correct the error by adjusting payments to be made on later Payment Dates or in any other manner as it deems appropriate.

(e) Any provision of this Article IV notwithstanding, redemptions of Class A Certificates shall only be made in Permitted Increments. In the event of a partial redemption of Class A Certificates, the particular Class A Certificates to be redeemed shall be Selected by Lot.

(f) Any amounts not permitted to be distributed on any Redemption Date pursuant to Section 4.03(b)(i) as a result of subsection (e) above, shall be retained and held by the Administrator in the Odd-Lot Subaccount.

On the Date of Original Issue, the Sponsor shall cause to be deposited into the Odd-Lot Subaccount the initial amount specified in the Series Certificate Agreement. On the first Redemption Date, the Administrator shall withdraw from the Odd-Lot Subaccount any funds needed to round the amount to be distributed pursuant to Section 4.03(b)(i) to a Permitted Increment and pay the rounded amount on the Class A Certificates. On the next Redemption Date, the Administrator will apply Available Funds under Section 4.03(b) first to repay any amount withdrawn from the Odd-Lot Subaccount on the previous Redemption Date. The Administrator shall then round the remainder of the amount to be distributed pursuant to Section 4.03(b)(i) to a Permitted Increment by making another withdrawal from the Odd-Lot Subaccount, and shall pay this amount on the Class A Certificates. This process shall continue on each following Redemption Date until the Class A Certificates have been retired.

4.4 Administrator May Appoint Paying Agents. The Administrator may appoint one or more Paying Agents to perform the obligations of the Administrator under Section 4.03. Each such Paying Agent will execute and deliver to Freddie Mac an instrument in which such Paying Agent agrees with Freddie Mac to comply with all obligations and covenants imposed on Paying Agents by the Series Certificate Agreement and by such instrument. If appointed, a Paying Agent will provide notices to Freddie Mac pursuant to Section 6.06(a)(v) in connection with payments pursuant to the Liquidity Facility.

4.5 General Provisions Regarding Accounts. The Distribution Account and its related subaccounts will relate solely to the Certificates and to the Series Pool Assets, and funds in the Distribution Account and related subaccounts will not be commingled with any other funds.

4.6 Pledged Class A Certificates. (a) The Administrator will not obtain separate CUSIP identification numbers for Pledged Class A Certificates unless required by DTC. The Administrator will take any reasonable action requested by Freddie Mac in order to perfect or otherwise safeguard its security interest in the Pledged Class A Certificates, including arranging for such pledge to be noted in the records of DTC Participants.

(b) The Tender Option will not be effective with respect to any Pledged Class A Certificate, nor will any Pledged Class A Certificate be subject to Mandatory Tender on any Mandatory Tender Date.

(c) If the Class A Certificates are ever withdrawn from a book-entry system with DTC or another depository, when a Certificate becomes a Pledged Class A Certificate, the Administrator will exchange such Certificate for one or more new Certificates representing, separately, Pledged Class A Certificates and Certificates that do not constitute Pledged Class A Certificates.

4.7 Reports to Holders**.** (a) Each month, not later than the second Business Day prior to the Payment Date for that month, Freddie Mac will post on its Internet web-site the following information regarding the Class A Certificates:

(i) the related Payment Date for such monthly report;

(ii) the Class Factor for the Class A Certificates; and

(iii) the weighted average of the Reset Rate for the preceding monthly period.

If the Class A Certificates are to be redeemed in full on a Redemption Date, a notice as required by Section 13.02(a) will also be delivered by the Administrator.

(b) Any failure by the Administrator to post the information or provide the notice described in Section 4.07(a) above, will not impair or affect the validity of the redemption of any other Certificate.

4.8 Reductions of the Aggregate Outstanding Amounts. When any Certificates are transferred to the Administrator for cancellation, the Administrator will cancel those Certificates, and following such cancellation, the Aggregate Outstanding Certificate Balance will be reduced by the Current Certificate Balance of the canceled Certificates.

4.9 Administrator Advances and Daily Administrator Advance Charges**.** The Administrator may make Administrator Advances, if the Series Certificate Agreement provides for them to be made, as described below.

(a) *Administrator to Make Administrator Advances.* The Administrator may, but need not, make Administrator Advances to Holders of Class A Certificates on a Payment Date in an amount up to the Required Class A Certificate Interest Distribution Amount for the prior Accrual Period. The decision by the Administrator to make an Administrator Advance in any amount will be made in the sole discretion of the Administrator, and no decision to make an Administrator Advance on any Payment Date will impose any obligation to make an Administrator Advance of any further amount. On each occasion when the Administrator determines to make an Administrator Advance, the Administrator will notify the Remarketing Agent and Freddie Mac of such determination prior to 12:00 noon, on the Business Day prior to such Payment Date.

(b) *Repayment of Administrator Advances.* Unreimbursed Administrator Advances will be repaid from amounts deposited in the Bond Payment Subaccount-Interest as provided in Section 4.03(a) or from proceeds of Bonds sold as provided in Article XIII.

(c) *Administrator Advance Charge.* The Administrator will be entitled to receive a fee equal to the aggregate accrued Daily Administrator Advance Charges.

(d) *Payment of Daily Administrator Advance Charge.* Aggregate Daily Administrator Advance Charges will be paid, to the extent available, from Available Funds, on each Payment Date derived from interest payments on Bonds or in the Bond Payment Subaccount–Holdback before payments to Class A Holders on each Payment Date and as elsewhere herein upon the withdrawal, sale or redemption of Bonds.

(e) *Authorization to Deduct Administrator Advances, Administrator Advance Charges, Service Charges, Liquidity Charges and Administrator Fees*. Each Holder of Certificates, by its purchase thereof, authorizes the Administrator to deduct from payments on the Bonds any unreimbursed Administrator Advances, unpaid Daily Administrator Advance Charges, and accrued fees and reimbursements due to Freddie Mac, the Administrator, the Remarketing Agent or the Servicer.

(f) If the Administrator determines not to make Administrator Advances for any reason, interest distributions on the Class A Certificates will be made on each Payment Date in the manner described in Section 4.03(a) by the payment of the Available Funds in the Bond Payment Subaccount-Interest and the Bond Payment Subaccount-Holdback. After the payment of Administrator Fees and aggregate Daily Administrator Advance Charges, all amounts remaining in the Bond Payment Subaccount-Interest and the Bond Payment Subaccount-Holdback will be paid immediately to Holders of Class A Certificates on each Payment Date. Interest on the Class A Certificates will continue to accrue at the Reset Rate in effect for each Accrual Period without an increase in the accrual rate for any delay in payment.

4.10 [Reserved].

4.11 Credit Enhancement**.** Freddie Mac guarantees certain payments with respect to the Certificates as set forth below:

(a) Freddie Mac hereby guarantees to each Registered Holder of a Class A Certificate the timely payment on each Payment Date of such Holder's pro rata portion of

(i) interest on the Bonds equal to the Required Class A Certificate Interest Distribution Amount; and

(ii) that portion of the scheduled principal then due and payable on any Bond on the most recent Bond Redemption Date that was not received by the Administrator on such Bond Redemption Date (excluding any Bond Redemption Premium).

(b) Freddie Mac hereby guarantees to each Registered Holder of a Class A Certificate or a Class B Certificate the timely payment on each Release Event Date of the applicable Release Purchase Price (but not any Hypothetical Gain Share payable on such date).

(c) Freddie Mac hereby guarantees to the Registered Holder of the Class B Certificates the timely payment on each Payment Date of such Holder's residual interest set forth in Section 4.03(a) and the payment of the remainder of principal set forth in Section 4.03(b) (but in each such case only to the extent the Administrator has received Available Funds required to be paid to the Pledge Custodian, as Registered Holder, pursuant to Section 4.03(a) or Section 4.03(b), as applicable).

(d) In addition, with respect to any series of Bonds, if all or any portion of a payment of principal of (but not premium related to such Bonds), or interest on, such Bonds or the Release Purchase Price (but not Gain Share or Hypothetical Gain Share) is recovered from any Holder of a Certificate, in whole or in part, as a matter of a final, nonappealable order by a court of competent jurisdiction pursuant to section 544, 547, 549 or 550 of the United States Bankruptcy Code, or under the banking laws of the United States, in any proceeding instituted thereunder by or against the owner of the property that secures the applicable Bonds, or any other Person (other than Freddie Mac) making such payment, Freddie Mac will pay to the Administrator, within five (5) Business Days after receiving a written notice from the affected Registered Holders of the Certificates that were required to pay such recovery, an amount equal to the amount of such recovery. Nothing contained in this paragraph will preclude Freddie Mac, after making the payment referred to in the prior sentence, from contesting, directly or indirectly, in any such proceeding, any such attempted recovery or stay, or from seeking to lift or modify the automatic stay, and Freddie Mac in its capacity as Administrator, will have the right to contest any attempted recovery or stay, or to seek to lift or modify any automatic stay. The amounts payable pursuant to this paragraph will be deposited into the applicable Bond Payment Subaccount within the Distribution Account.

(e) Except as provided in the next sentence, Freddie Mac's obligations under the Credit Enhancement will terminate on the Series Expiration Date. Under certain circumstances involving an Act of Bankruptcy, Freddie Mac's obligations under the immediately preceding paragraph will continue beyond the Series Expiration Date, as follows: Freddie Mac's obligations under the immediately preceding paragraph will continue beyond the Series Expiration Date with respect to any payment (a "Covered Payment") on any series of Bonds made by an Owner, the Sponsor or any other person (other than Freddie Mac) within three hundred sixty-six (366) days prior to an Act of Bankruptcy with respect to such Bonds, and will terminate on the later to occur of (i) the date on which Freddie Mac has paid to the Administrator an amount equal to all Covered Payments recovered from the Holders pursuant to such proceeding, and (ii) the date on which all claims with respect to any such proceeding have been denied with prejudice by a final, nonappealable order of a court of competent jurisdiction, and (iii) if no Act of Bankruptcy has occurred, the last expiration date of all statutes of limitations applicable to claims against Holders pursuant to an Act of Bankruptcy. However, all Credit Enhancement obligations of Freddie Mac with respect to any series of Bonds will terminate on the earlier of (A) the receipt by the Administrator of a certificate of each Owner or the Sponsor, as applicable, dated not earlier than 366 days following the applicable Series Expiration Date to the effect that as of the date of the certificate no Act of Bankruptcy has occurred or (B) 380 days following such Series Expiration Date provided that the Administrator has not received notice that an Act of Bankruptcy has occurred.

(f) Freddie Mac will be subrogated to all the rights, interest, remedies, powers and privileges of the Holders with respect to any payments made by Freddie Mac pursuant to its Credit Enhancement set forth in this Section 4.11. In particular, to the extent Freddie Mac makes a payment pursuant to its Credit Enhancement under this Section 4.11 and has not been fully reimbursed for such payment pursuant to the terms of the Reimbursement Agreement, the Administrator will remit to Freddie Mac any subsequent Bond Payments or other payments received by the Administrator in satisfaction of the obligations with respect to which such Credit Enhancement payment was made. In the event Freddie Mac makes a payment pursuant to its Credit Enhancement under this Section 4.11 and is fully reimbursed for such Credit Enhancement payment in accordance with the Reimbursement Agreement, then any subsequent Bond Payments or other payments received by the Administrator in satisfaction of the obligations with respect to which such reimbursed Credit Enhancement payment was made, shall be paid to the Pledge Custodian for the benefit of the Holders of the Class B Certificates to be distributed in accordance with the terms of the Reimbursement Agreement. Each Holder of Certificates will be deemed to have consented to these subrogation rights.

(g) Any payments by Freddie Mac pursuant to its guaranty set forth in this Section 4.11 will be made by Freddie Mac using its own funds, and not any funds of the Sponsor or otherwise derived from the Bonds.

Section 5.

RESET RATES; RESET RATE METHOD; RESET DATES

5.1 Determination of Reset Rates, Reset Rate Methods and Reset Dates.

(a) Each Series of Class A Certificates may have a Reset Rate Method that is a Weekly Reset Rate Method, a Monthly Reset Rate Method or a Term Reset Rate Method. The Series Certificate Agreement will designate the initial Reset Rate Method as of the Date of Original Issue. The Remarketing Agent will determine the Reset Rate applicable to the Class A Certificates in accordance with this Article V, as applicable. The Holders of not less than 51% of the Aggregate Outstanding Class B Certificate Balance, with the consent of Freddie Mac, or Freddie Mac, if the interest rate hedge required by the Reimbursement Agreement is not in effect, will have the right to change the initial Reset Rate Method or any subsequent Reset Rate Method to another Reset Rate Method.

(b) (i) Any change in the Reset Rate Method from a Weekly Reset Rate Method or a Monthly Reset Method will be conditioned upon the remarketing of all Available Remarketing Class A Certificates for a price equal to the Current Class A Certificate Balance thereof; and (ii) any change in the Reset Rate Method from a Term Reset Rate Method or any continuation of a Term Reset Rate Method will be conditioned upon the remarketing of all Available Remarketing Class A Certificates for a price equal to the Current Class A Certificate Balance thereof.

(c) If all Available Remarketing Class A Certificates are not remarketed for a purchase price equal to the Current Class A Certificate Balance thereof as provided in Section 5.01(b), beginning on the date that would have been the Reset Rate Method Change Date or the Term Reset Date, as applicable, the Reset Rate Method that will be in effect will be a Weekly Reset Rate Method, and the Weekly Reset Rate will be determined by the Remarketing Agent on or prior to the Reset Rate Method Change Date or the Term Reset Date, as applicable, and will be effective from the day that would have been the Reset Rate Method Change Date or the Term Reset Date through the next succeeding Wednesday. The Reset Rate Method thereafter will continue to be a Weekly Reset Rate Method unless and until a Reset Rate Method Change Date occurs.

5.2 Weekly Reset Rate; Monthly Reset Rate.

(a) *Weekly Reset Rate; Weekly Reset Date.* If the Reset Rate Method is, or is being changed to, a Weekly Reset Rate Method, the Remarketing Agent will determine, by not later than 5:00 p.m. on each Weekly Reset Date, the Weekly Reset Rate for the Class A Certificates, which rate will be the per annum rate, not exceeding the Maximum Reset Rate, determined by the Remarketing Agent as the minimum rate of interest which would, in the judgment of the Remarketing Agent, under then prevailing market conditions (taking into account that such rate will be reset on the next Weekly Reset Date), result in a sale of the Class A Certificates at a market price equal to the Current Certificate Balance thereof, plus accrued interest. The Weekly Reset Rate applicable on the Weekly Reset Date in each week will be in effect from Thursday of such week through Wednesday of the following week, or, if earlier, through the day preceding the next Reset Rate Method Change Date. However, if on any Weekly Reset Date, the Remarketing Agent fails to establish the Weekly Reset Rate, the then applicable Reset Rate will be the lesser of the previous Reset Rate or the Maximum Reset Rate.

(b) *Monthly Reset Rate; Monthly Reset Date.* If the Reset Rate Method is, or is being changed to, a Monthly Reset Rate Method, the Remarketing Agent will determine, by not later than 5:00 p.m. on each Monthly Reset Date, the Monthly Reset Rate for the Class A Certificates, which rate will be the per annum rate, not exceeding the Maximum Reset Rate, determined by the Remarketing Agent as the minimum rate of interest which would, in the judgment of the Remarketing Agent, under then prevailing market conditions (taking into account that such rate will be reset on the next Monthly Reset Date), result in a sale of the Class A Certificates at a market price equal to the Current Certificate Balance thereof, plus accrued interest. The Monthly Reset Rate will be in effect from the first day of the month through the last day of such month or, if earlier, on the day preceding the next Reset Rate Method Change Date. However, if on any Monthly Reset Date, the Remarketing Agent fails to establish the Monthly Reset Rate, the then applicable Reset Rate will be the lesser of the previous Reset Rate or the Maximum Reset Rate. Six Business Days before any Monthly Reset Date, the Remarketing Agent will determine the Preliminary Class A Certificate Rate pursuant to the standard set forth in the first sentence of this Subsection 5.02(b). Upon such determination, the Remarketing Agent will immediately give telephonic notice of the Preliminary Class A Certificate Rate to each Holder requesting such notice. The Monthly Reset Rate may be more than, but will be at least equal to such Preliminary Class A Certificate Rate, *provided that* it may not exceed the Maximum Reset Rate.

(c) *Reset Rate Method Change Notice and Related Mandatory Tender.* If the Holders of not less than 51% of the Aggregate Outstanding Class B Certificate Balance, with the written consent of Freddie Mac (which may be conditioned upon a repricing by the Remarketing Agent), or Freddie Mac, if the interest rate hedge required by the Reimbursement Agreement is not in effect, at any time determine to change the Reset Rate Method from a Weekly Reset Rate Method to a Monthly Reset Rate Method, or from a Monthly Reset Rate Method to a Weekly Reset Rate Method, and gives the Administrator notice of such determination along with a copy of such consent if applicable, the Administrator will give, by Electronic Notice, a Reset Rate Method Change Notice to the Remarketing Agent and to the Registered Holders, not later than the second Business Day following the date Freddie Mac consents to or initiates such change. Each such Reset Rate Method Change Notice must be provided to the Holders of Class A Certificates no later than eight Business Days prior to the Reset Rate Method Change Date and state (A) that a Weekly Reset Rate Method or Monthly Reset Rate Method, whichever is applicable, will be in effect, following the Reset Rate Method Change Date, (B) the date on which such Weekly Reset Rate Method or Monthly Reset Rate Method will become effective, (C) that the Class A Certificates will be subject to Mandatory Tender on the Reset Rate Method Change Date (subject to the Class A Holders' right to retain their Class A Certificates) and (D) that the change in Reset Rate Method will be subject to the remarketing of all Available Remarketing Class A Certificates for a price equal to the Current Class A Certificate Balance thereof and if not remarketed, the Reset Rate Method will change to the Weekly Reset Rate Method. Such notice will be attached to the Mandatory Tender Notice that is required to be provided pursuant to Section 6.05.

5.3 Term Reset Rate; Term Reset Date.

(a) *Determination of Term Reset Rate.* Subject to the next two sentences of this Section 5.03(a), if the Reset Rate Method is, or is being changed to, a Term Reset Rate Method, the Remarketing Agent will determine by not later than 5:00 p.m. on the Term Reset Date the Term Reset Rate for the Class A Certificates, which rate will be the per annum rate, not exceeding the Maximum Reset Rate, determined by the Remarketing Agent as the minimum rate of interest which would, in the judgment of the Remarketing Agent, under then prevailing market conditions (taking into account that such rate will be reset on the next Term Reset Date), result in a sale of the Class A Certificates at a price equal to the Current Certificate Balance thereof, plus accrued interest. The Class A Certificates will only bear interest at the Term Reset Rate if on the Term Reset Date all Available Remarketing Class A Certificates are remarketed for a price equal to the Current Class A Certificate Balance thereof. If all Available Remarketing Class A Certificates are not remarketed for a price equal to the Current Class A Certificate Balance thereof, beginning on the date that would have been the Term Reset Date, the Class A Certificates will bear interest at the Weekly Reset Rate. The Term Reset Rate determined on each Term Reset Date will be in effect from the related Term Effective Date through the day preceding the earlier of the Series Expiration Date or the next Term Effective Date which period will not be less than 180 days nor exceed one year unless otherwise consented to by Freddie Mac; *provided that* if, on any Term Reset Date, the Remarketing Agent fails to establish the Term Reset Rate, the applicable Term Reset Rate will be the lesser of the previous Reset Rate or the Maximum Reset Rate. Following the First Optional Disposition Date, the period during which a Term Reset Rate may be in effect will not be less than 180 days nor exceed five years unless otherwise consented to by Freddie Mac. Six Business Days before any Term Reset Date, the Remarketing Agent will determine the Preliminary Class A Certificate Rate pursuant to the standard set forth in the first sentence of this Subsection 5.03(a). Upon such determination, the Remarketing Agent will immediately give telephonic notice of the Preliminary Class A Certificate Rate and the length of the ensuing term to each Holder requesting such notice. The Term Reset Rate may be more than, but will be at least equal to such Preliminary Class A Certificate Rate, *provided that* it may not exceed the Maximum Reset Rate.

(b) *Term Reset Method Notice and Related Mandatory Tender.* A Term Reset Rate may be set or reset as of the applicable Term Effective Date and may be set or reset at a fixed rate. If the Holders of not less than 51% of the Aggregate Outstanding Class B Certificate Balance, with the written consent of Freddie Mac, or Freddie Mac if the interest rate hedge acquired by the Reimbursement Agreement is not in effect, determine to change the Reset Rate Method from a Weekly Reset Rate Method or Monthly Reset Rate Method to a Term Reset Rate Method or to reset the Term Reset Rate as of the applicable Term Effective Date (and gives the Administrator notice of such determination along with a copy of such consent if applicable, in all events before any Term Reset Date and on or prior to the ninth Business Day prior to the Term Effective Date) the Administrator will give by Electronic Notice, a Term Reset Method Notice to the Remarketing Agent and to the Registered Holders not later than the Business Day following the date Freddie Mac consents to or initiates such change. Such notice will be attached to the Mandatory Tender Notice that is required to be provided pursuant to Section 6.05, if applicable. Each such Term Reset Method Notice will set forth: (A) a statement that the ensuing Reset Rate Method will be a Term Reset Rate Method, (B) the Term Effective Date on which the Term Reset Rate Method will take effect, (C) a statement that the Class A Certificates will be subject to Mandatory Tender on the Term Effective Date (subject to the Class A Holders' right to retain their Class A Certificates), provided that such date will be no earlier than eight Business Days following the date on which such notice is given to the Registered Holders by the Administrator, (D) the Term Reset Date on which the Term Reset Rate for such Term Effective Date will be determined, (E) a statement that the Preliminary Class A Certificate Rate will be determined six Business Days before the Term Reset Date, and (F) a statement that the beginning of the Term Reset Rate Method on the Term Reset Date will be subject to the remarketing of all Available Remarketing Class A Certificates for a price equal to the Current Class A Certificate Balance thereof and if not so remarketed, beginning on the date that would have been the Term Reset Date, the Class A Certificates will bear interest at the Weekly Reset Rate.

(c) *Reset Rate Method Change Notice and Related Mandatory Tender.* If the Holders of not less than 51% of the Aggregate Outstanding Class B Certificate Balance, with the written consent of Freddie Mac (which may be conditioned upon a repricing by the Remarketing Agent), or Freddie Mac, if the interest rate hedge required by the Reimbursement Agreement is not in effect, determine to change the Reset Rate Method from a Term Reset Rate Method to a Weekly Reset Rate Method or Monthly Reset Rate Method and give the Administrator notice of such determination along with a copy of such consent if applicable, no later than the ninth Business Day prior to the day that would be the Term Effective Date if the Term Reset Rate Method were to continue, the Administrator will give by Electronic Notice a Reset Rate Method Change Notice to the Remarketing Agent and to the Registered Holders not later than the Business Day following the date Freddie Mac consents or initiates such change. Such Reset Rate Method Change Notice will set forth (A) a statement that a Weekly Reset Rate Method or Monthly Reset Rate Method, whichever is applicable, will be in effect, (B) the date on which such Weekly Reset Rate Method or Monthly Reset Rate Method will become effective; provided that such date will be a Business Day not earlier than the first day following the end of the term which was in effect and not earlier than eight Business Days following the date on which such notice is given by the Administrator to the Registered Holders, (C) a statement that the Class A Certificates will be subject to Mandatory Tender on the Reset Rate Method Change Date (subject to the Class A Holders' right to retain their Class A Certificates) and (D) a statement that if all Available Remarketing Class A Certificates are not remarketed for a price equal to the Current Class A Certificate Balance thereof, beginning on the Reset Method Change Date all Class A Certificates will bear interest at the Weekly Reset Rate, notwithstanding, if applicable, the prior election to change the Reset Rate Method to the Monthly Reset Method. Such notice will be attached to the Mandatory Tender Notice that is required to be provided pursuant to Section 6.05.

(d) *Reversion to Weekly Reset Rate Method.* If the Administrator has not received a Term Reset Method Notice pursuant to Section 5.03(b), or a Reset Rate Method Change Notice pursuant to Section 5.03(c), by the ninth Business Day prior to the day that would be the Term Effective Date if the Term Reset Rate Method were to continue or if all Available Remarketing Class A Certificates have not been remarketed for a price equal to the Current Class A Certificate Balance thereof, the Reset Rate Method that will be in effect as of the end of such term will be a Weekly Reset Rate Method, and the Weekly Reset Rate will be determined by the Remarketing Agent on the last Business Day on or prior to the end of such term and will be effective from the day following the end of such term through the next succeeding Wednesday, or, if earlier, through the day preceding the next Reset Rate Method Change Date. Unless any such Reset Rate Method Change Date occurs on or prior to such Wednesday, the Reset Rate Method thereafter will continue to be a Weekly Reset Rate Method unless and until a Reset Rate Method Change Date occurs. On the eighth Business Day prior to the day that would be the Term Effective Date if the Term Reset Rate Method were to continue, the Administrator will give a notice to Freddie Mac and the Registered Holders of Class A Certificates setting forth (A) a statement that a Weekly Reset Rate Method will be in effect, (B) the date on which such Weekly Reset Rate Method will become effective, and (C) a statement that the Class A Certificates will be subject to Mandatory Tender on the Reset Rate Method Change Date (subject to the Class A Holders' right to retain their Class A Certificates). Such notice will be attached to the Mandatory Tender Notice that is required to be provided pursuant to Section 6.05.

5.4 Notice of Reset Rate. On each Weekly Reset Date, Monthly Reset Date and Term Reset Date, promptly after determining the Reset Rate applicable to the Class A Certificates, the Remarketing Agent will give to the Sponsor, the Administrator and Freddie Mac, by Electronic Notice, a notice setting forth (A) the Maximum Reset Rate, (B) the Reset Rate and (C) the date on which such Reset Rate will take effect in accordance with this Article V. Upon the giving of such notice to the Administrator, the determination of the Reset Rate by the Remarketing Agent will, in the absence of manifest error, be conclusive and binding upon the Remarketing Agent, the Administrator, Freddie Mac, and the Holders, subject to the Maximum Reset Rate. The Administrator and the Remarketing Agent will make the Reset Rate available by telephone to any requesting Holder during regular business hours.

5.5 No Changes in Reset Rate Method During the Two Business Days Preceding Mandatory Tender Date. No change in any Reset Rate Method will be effective during the last two Business Days preceding any Mandatory Tender Date.

5.6 Maximum Reset Rate. In no event will the rate at which interest will accrue on any day on the Class A Certificates exceed the Maximum Reset Rate for such day. The Maximum Reset Rate will be calculated by the Remarketing Agent on each Reset Date immediately prior to the determination of the Reset Rate.

Section 6.

THE LIQUIDITY FACILITY; THE TENDER OPTION; MANDATORY TENDER

6.1 Tender Option; Rights of Holders; Liquidity Facility**.** (a) Each Holder of a Class A Certificate will have the right, at its option, at the times and in compliance with the requirements and subject to the provisions of Section 6.03, to tender such Holder's Class A Certificate in Authorized Denominations to the Administrator for purchase and to receive payment of the Purchase Price thereof pursuant to Section 6.06. This right of tender is not available to Affected Certificates after the occurrence of an applicable Tender Option Termination Event or to Pledged Class A Certificates.

(b) (i) Freddie Mac agrees to provide payment of the Purchase Price of Class A Certificates (other than Affected Certificates or Pledged Class A Certificates) on a Purchase Date, Optional Disposition Date or Mandatory Tender Date, as applicable, in accordance with the following provisions. Subject to its receipt of notice from the Remarketing Agent as provided in Section 6.01(b)(iii) and, if applicable, from the Paying Agent pursuant to Section 6.06(a)(v), Freddie Mac hereby agrees to pay the Administrator no later than 2:00 p.m. on any Purchase Date, Optional Disposition Date or Mandatory Tender Date, as applicable, the Purchase Price of any Class A Certificate that is subject to (i) Optional Tender, (ii) Mandatory Tender following a Mandatory Tender Event, or (iii) the right of Holders of Class A Certificates to exercise the Optional Disposition Right (in each instance, less any available remarketing proceeds as provided in Section 6.06(a) or in the case of Class A Certificates subject to Mandatory Tender in connection with a Special Adjustment Event, only to the extent the applicable Purchase Price is not funded from the sources described in Sections 7.02(c) or (d) of these Standard Terms). Unless a Tender Option Termination Event has occurred and continues with respect to all of the Certificates, this obligation of Freddie Mac is binding against it, irrespective of any insolvency, bankruptcy, assignment for the benefit of creditors or readjustment of the debts of, or other similar events or proceedings affecting, any Person, or any action taken by any trustee or receiver, or any court in any such proceeding, or any allegation of invalidity of the agreement of Freddie Mac to make such payments in any such proceeding.

(ii) The initial Liquidity Commitment is an amount equal to the sum of (A) the Aggregate Outstanding Class A Certificate Balance as of the Date of Original Issue plus (B) an amount equal to interest for thirty five (35) days on the Aggregate Outstanding Bond Balance at a rate per annum equal to the Weighted Average Bond Rate assuming that the Bond Rate is the maximum possible rate for the related Bond. The Liquidity Commitment will be increased on any date on which Class B Certificates are converted to Class A Certificates pursuant to Section 2.14 so that as of such date of conversion, the Liquidity Commitment will be the Aggregate Outstanding Class A Certificate Balance plus an amount equal to interest for thirty five (35) days on the Aggregate Outstanding Bond Balance at a rate per annum equal to the Weighted Average Bond Rate assuming that the Bond Rate is the maximum possible rate for the related Bond. The Liquidity Commitment shall be decreased on any date on which Class A Certificates (A) are canceled or exchanged for Bonds or proceeds from the Disposition of Bonds or (B) become Pledged Class A Certificates pursuant to the Series Certificate Agreement.

(iii) Freddie Mac's obligation to pay the Purchase Price with respect to any Available Remarketing Class A Certificates on any Purchase Date, Optional Disposition Date or Mandatory Tender Date pursuant to the Liquidity Facility is subject to the condition precedent that Freddie Mac has timely received from the Remarketing Agent and, if applicable, the Paying Agent, all notices required to be received by Freddie Mac pursuant to Section 6.06 no later than 9:00 a.m. and 10:00 a.m., respectively, on such date, in which event Freddie Mac will pay the amounts required under the Liquidity Facility no later than 2:00 p.m. on such date. If Freddie Mac receives such notice from the Remarketing Agent after 9:00 a.m., or from the Paying Agent, if applicable, after 10:00 a.m., it will pay the amounts required under the Liquidity Facility no later than 2:00 p.m. on the Business Day following the Purchase Date, as applicable.

(iv) The Administrator will receive and hold for the benefit of Freddie Mac all funds provided by Freddie Mac under the Liquidity Facility on account of the Purchase Price of Class A Certificates and will not disburse such funds until the tendered Class A Certificates have been received from the Registered Holders of the Tendered Class A Certificates. On the Purchase Date, the Administrator will cause Pledged Class A Certificates to be registered in the name of the Pledge Custodian until remarketed or redeemed, subject to the security interest provided for in the Reimbursement Agreement.

(v) When Freddie Mac pays the Purchase Price of Class A Certificates tendered as provided above, all payment obligations of Freddie Mac related to the payment of the Purchase Price of such Class A Certificates will terminate, subject to reinstatement as provided in the next sentence. Freddie Mac's obligation to pay all or a portion of the Purchase Price of such tendered Class A Certificates, as applicable, will be reinstated (A) automatically, when and to the extent that (1) Freddie Mac has confirmed in writing to the Administrator full reimbursement in immediately available funds for the amount provided by it pursuant to the Liquidity Facility to pay all or a portion of the Purchase Price of such tendered Class A Certificates or (2) the Administrator has received immediately available funds from the Remarketing Agent or other applicable source to reimburse Freddie Mac fully for the amount provided to pay all or a portion of the Purchase Price of such tendered Class A Certificates, and the Remarketing Agent has delivered to Freddie Mac a certificate to that effect, by facsimile transmission to the Director of Multifamily Management and Information Control (with confirmation of the facsimile transmission by (X) telephone call to the Director of Multifamily Management and Information Control, and (Y) concurrently mailed an original certificate to that effect, completed and signed by an officer of the Remarketing Agent, by first-class mail, postage fully prepaid, to the Director of Multifamily Management and Information Control or to such other offices or Freddie Mac employee as Freddie Mac designates by written notice to the Remarketing Agent) or (B) at such time as and to the extent that Freddie Mac, in its discretion, advises the Remarketing Agent in writing that such reinstatement will occur, it being understood that Freddie Mac has no obligation to grant any such reinstatement except as provided in clause (A) immediately above. Freddie Mac may, by notice to the Administrator and Remarketing Agent, change the office or employee to which such notice is to be provided.

(vi) The Liquidity Facility will terminate on the earlier of (i) the date that the Reset Rate Method for the Class A Certificates is changed to the Term Reset Rate Method for a term interval that ends on the latest maturity date of the Bonds, (ii) the termination of the Series pursuant to Article XIII, (iii) the occurrence of a Tender Option Termination Event with respect to all of the Certificates, or (iv) the date on which the Class A Certificates have been redeemed in full.

6.2 Funds Held by Administrator. In connection with an exercise of the Tender Option pursuant to Section 6.03, if a Mandatory Tender Event occurs pursuant to Section 6.04, or in connection with an exercise of the Optional Disposition Right pursuant to Section 7.05, the Administrator, on behalf of the Holders of Class A Certificates (other than Affected Certificates and Pledged Class A Certificates), agrees to accept and hold all moneys related to the Purchase Price of such Certificates separate and apart from its other assets, until such funds are to be disbursed in accordance with the terms of the Series Certificate Agreement.

6.3 Exercise of Tender Option**.** (a) *Purchase Dates.* Class A Certificates as to which a Weekly Reset Rate Method is in effect are eligible for purchase pursuant to the Tender Option on any Business Day, subject to compliance with the notice and other requirements set forth Section 6.03(b). Class A Certificates as to which a Monthly Reset Rate Method is in effect are eligible for purchase pursuant to the Tender Option only on the first Business Day of every calendar month. Class A Certificates as to which a Term Reset Rate Method is in effect are not eligible for purchase pursuant to the Tender Option; such Class A Certificates are subject to mandatory tender on the Mandatory Tender Date following a Mandatory Tender Event, subject to the Holder's right to retain its Class A Certificate.

(b) *Exercise Notice and Delivery Requirements for Class A Certificates.* In order to exercise the Tender Option with respect to Class A Certificates, a Holder will instruct its DTC Participant to (i) give to the Administrator and the Remarketing Agent, not later than 5:00 p.m. on the fifth Business Day preceding the applicable Purchase Date, a notice of exercise of the Tender Option (an "Exercise Notice"), (ii) deliver not later than 11:00 a.m. on the Purchase Date "free" to the Administrator, by book-entry transfer into the Administrator's account at DTC, all tendered Certificates, and (iii) advise the Administrator, in writing, of the single account of such DTC Participant into which payment for such Certificates (for all Holders using such DTC Participant) is to be transferred. Any such Exercise Notice (A) will specify the Initial Certificate Balance and Current Certificate Balance in Authorized Denominations of the Certificates tendered and the Purchase Date on which such Certificates will be purchased, and (B) will be given telephonically, with prompt confirmation by Electronic Notice, to the Administrator at its principal office and to the Remarketing Agent at its principal office.

(c) *Irrevocability of Exercise Notice.* Any exercise of the Tender Option made pursuant to this Section 6.03 will be irrevocable, and from and after the giving of an Exercise Notice to the Administrator or the Remarketing Agent in accordance with Section 6.03(b), the Class A Holder will have no further rights or interests in such Class A Certificates other than the right to receive payment of the Purchase Price, without interest on such Class A Certificates from and after the Purchase Date, as provided in Section 6.06, from moneys held by the Administrator for such purpose, upon delivery or deemed delivery of such Certificates to the Administrator in accordance with Section 6.03.

(d) *Failure to Deliver Class A Certificates Following Exercise Notice.* If an Exercise Notice with respect to any Class A Certificate is duly given by any DTC Participant, but the Class A Certificate described in such Exercise Notice is not timely delivered to the Administrator as described in Section 6.03, the Administrator will deem such Class A Certificate to have been delivered, and the Administrator will promptly notify the DTC Participant that the DTC Participant will be required to deliver such Certificate to the Administrator as described in Section 6.03(b).

(e) *Re-Delivery in Event of Failed Exercise.* If the Administrator deems the Tender Option not to have been exercised with respect to any Class A Certificate, or if any Class A Certificates are delivered to the Administrator in connection with an attempted exercise of the Tender Option, but such attempted exercise does not comply with the requirements of subsection (b) above, the Administrator will reject such exercise and use its best efforts to redeliver such Class A Certificates by requesting the transfer of such Certificates “free” on the records of DTC to the Holder’s DTC Participant.

(f) *Tender Advice.* Not later than 5:00 p.m. on the Business Day after it receives an Exercise Notice, the Administrator will give Freddie Mac, the Remarketing Agent and DTC a Tender Advice by Electronic Notice setting forth (i) the Purchase Date, and (ii) the Current Certificate Balance in Authorized Denominations of such Class A Certificates tendered for purchase.

6.4 Mandatory Tender Events**.** Class A Certificates (other than Affected Certificates and Pledged Class A Certificates) are subject to Mandatory Tender in accordance with the procedures set forth in Sections 6.05, 6.06, 6.07 and 6.08. Subject to the right of a Holder of Class A Certificates to retain its Class A Certificates pursuant to Section 6.07, the Class A Certificates (other than Affected Certificates and Pledged Class A Certificates) are subject to Mandatory Tender on the earliest to occur of (a) the Business Day specified by Freddie Mac pursuant to Section 7.03 below with respect to a Liquidity Provider Termination Event, (b) the fifth (5th) Business Day after the Administrator provides notice to the Holders with respect to a Sponsor Act of Bankruptcy pursuant to Section 7.04, (c) on the Business Day prior to the date of assignment described in Section 3.07 in connection with a Successor Sponsor, (d) a Term Effective Date (that is not a Reset Rate Method Change Date), (e) a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Weekly Reset Rate Method or Monthly Reset Rate Method to a Monthly Reset Rate Method or a Term Reset Rate Method, (f) a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Term Reset Rate Method or a Monthly Reset Rate Method to a Weekly Reset Rate Method or Monthly Reset Rate Method, (g) the date on which an amendment to the Standard Terms described in Section 12.01(b) of the Standard Terms becomes effective, (h) the date specified by Freddie Mac as described in Section 7.02(b) below with respect to a Special Adjustment Event and (i) the date specified by Freddie Mac or the Sponsor as described in Section 7.06(b) below with respect to a Clean-Up Event (each, a *"Mandatory Tender Date"*). Holders of Affected Certificates and Pledged Class A Certificates have no right to tender such Affected Certificates or Pledged Class A Certificates for purchase by the Administrator at the Purchase Price upon the occurrence of a Mandatory Tender Event.

6.5 Notice of Mandatory Tender. (a) When any Mandatory Tender Event occurs, the Administrator will give to the Registered Holders a Mandatory Tender Notice, as applicable, with one copy to Freddie Mac, the Sponsor and the Remarketing Agent (i) on the Business Day on which such notice is required to be given pursuant to Section 7.03(b) in connection with the occurrence of a Liquidity Provider Termination Event, (ii) on the Business Day on which such notice is required to be given pursuant to Section 7.04 in connection with the occurrence of a Sponsor Act of Bankruptcy, (iii) on the Business Day on which notice is required to be given pursuant to Section 3.07 in connection with a Successor Sponsor, (iv) on the Business Day on which such notice is required to be given in connection with a Term Reset Method Notice, a Reset Method Change Notice or a reversion to a Weekly Rate Reset Method, (v) on the Business Day on which notice is required to be given pursuant to the procedures related to a Section 12.01(b) amendment, (vi) on the Business Day on which such notice is required to be given with respect to a Special Adjustment Date pursuant to Section 7.02(b) and (vii) on the Business Day on which notice is required to be given pursuant to Section 7.06(b) in connection with the occurrence of a Clean-Up Event. Each Mandatory Tender Notice will set forth (A) the Mandatory Tender Date, (B) a brief statement specifying the applicable Mandatory Tender Event, (C) a statement that the Purchase Price payable to the Holders of Class A Certificates (other than Affected Certificates, Pledged Class A Certificates or Class A Certificates with respect to which the Holders thereof have timely delivered a Retention Notice) pursuant to Section 6.06 will be payable on the Mandatory Tender Date, and that interest payable with respect to such Class A Certificates will cease to accrue from and after such Mandatory Tender Date, (D) in connection with a Terminating Mandatory Tender Date, a statement that Hypothetical Gain Share, if any, will be paid to the Holders of Class A Certificates based upon a valuation of the Bonds, (E) if applicable, a statement that such Class A Holder will have the right to elect to retain such Certificates by delivering a Retention Notice to the Administrator under the circumstances, at the time and in the manner provided in Section 6.07, (F) a statement that even if the Holder of Class A Certificates fails to surrender its Class A Certificate on the Mandatory Tender Date, the Tender Option with respect to such Certificates will terminate on the Mandatory Tender Date, and any Class A Certificates not surrendered on the Mandatory Tender Date will, for all purposes of the Series Certificate Agreement, be deemed to have been surrendered unless the applicable Holder of Class A Certificates has delivered a conforming Retention Notice; and (G) a statement that, notwithstanding such Mandatory Tender Notice, each affected Holder of Class A Certificates will continue to have the right to exercise the Tender Option in accordance with the terms and provisions of the Series Certificate Agreement; *provided that*, if the Series is terminated as a result of such Mandatory Tender Event, such right will terminate at the last applicable time and date on which an Exercise Notice may be given by or on behalf of such Holder of Class A Certificates in accordance with the terms and provisions of the Series Certificate Agreement.

(b) *Tender Advice.* Not later than 10:00 a.m. on the second Business Day prior to any Mandatory Tender Date, the Administrator will give a Tender Advice by Electronic Notice to DTC, the Remarketing Agent and Freddie Mac setting forth (A) such Mandatory Tender Date, (B) the aggregate Current Certificate Balance of Class A Certificates subject to Mandatory Tender and (C) if applicable, the Authorized Denominations of Class A Certificates with respect to which a conforming Retention Notice has been received by the Administrator.

***6.6* Funding Procedures; Payment of Purchase Price**.

(a) *Funding Procedures*. (i) The Purchase Price of any Class A Certificate will be paid as follows if the applicable conditions have been satisfied:

(A) A Holder of Class A Certificates that has properly exercised its Tender Option will be paid on the Purchase Date designated in the related Exercise Notice.

(B) A Holder of Class A Certificates subject to Mandatory Tender will be paid on the Mandatory Tender Date designated in the related Mandatory Tender Notice.

(C) A Holder of Class A Certificates that has properly exercised its Optional Disposition Right will be paid on the Optional Disposition Date.

The Administrator will obtain funds to make such payments on or before the designated date for distribution as provided in Section 6.06(c) from the Person indicated below in the following order of priority:

(1) with respect to Available Remarketing Class A Certificates as described in Section 6.06(a)(ii) only, the Remarketing Agent will deposit with the Administrator, immediately available funds in an amount equal to the net proceeds from the remarketing of such Class A Certificates up to the amount of such Purchase Price, or with respect to Class A Certificates subject to Mandatory Tender as a result of a Special Adjustment Event as described in Section 7.02 only, the Pledge Custodian or the Sponsor, as applicable, will deposit with the Administrator immediately available funds in the amount of such Purchase Price; and

(2) with respect to Tendered Class A Certificates, all Class A Certificates subject to Mandatory Tender, or Class A Certificates with respect to which the Holder has exercised the Optional Disposition Right, the Administrator will, subject to the terms and conditions of the Liquidity Facility, demand payment of an amount equal to such Purchase Price (less any amounts received from remarketing proceeds), which will be deposited with the Administrator on behalf of the Holders by Freddie Mac, in immediately available funds.

(ii) Upon receipt by the Administrator and the Remarketing Agent of (A) an Exercise Notice with respect to Tendered Class A Certificates, (B) notice of a Mandatory Tender Date with respect to a Term Effective Date (that is not a Reset Rate Method Change Date) or a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method, (C) notice of a Mandatory Tender Date with respect to an amendment to the Standard Terms pursuant to Section 12.01(b), (D) notice of a Mandatory Tender Date with respect to the appointment of a successor Sponsor, and (E) unless otherwise directed by Freddie Mac, notice that any Holder of Class A Certificates has exercised its Optional Disposition Right (all Certificates being subject to any such notice being referred to as "*Available Remarketing Class A Certificates*"), the Remarketing Agent will use its best efforts to solicit offers for purchases of such Available Remarketing Class A Certificates in accordance with the Remarketing Agreement and the Series Certificate Agreement. With respect to any Available Remarketing Class A Certificates that the Remarketing Agent has been able to obtain successfully a bid for the purchase thereof, which bid, if accepted, would be binding on the bidder for the consummation of the sale of such Available Remarketing Class A Certificates, the Remarketing Agent shall in accordance with the Remarketing Agreement provide funds, as principal and not as agent, to the Administrator to effect such purchase.

(iii) Not later than 9:00 a.m. on the Purchase Date, a Mandatory Tender Date or an Optional Disposition Date, as applicable, the Administrator will confirm with the Remarketing Agent the Purchase Price of such Available Remarketing Class A Certificates. Not later than 9:00 a.m. on the Purchase Date, Mandatory Tender Date or Optional Disposition Date, as applicable, the Remarketing Agent will give to Freddie Mac and the Administrator, a Remarketing Agent Notice by Electronic Notice, promptly confirmed by first class mail. Such Remarketing Agent Notice will contain (A) a statement that such Available Remarketing Class A Certificates have been fully remarketed, and that the net remarketing proceeds will be deposited with the Administrator by not later than 9:15 a.m. on such Purchase Date, Mandatory Tender Date or Optional Disposition Date, as applicable, or (B) a statement that only a portion of such Available Remarketing Class A Certificates have been remarketed and the remarketing proceeds that were obtained will be deposited with the Administrator by not later than 9:15 a.m. on the Purchase Date, Mandatory Tender Date or Optional Disposition Date, as applicable, or (C) a statement that such Available Remarketing Class A Certificates have not been remarketed by the Remarketing Agent and that no funds will be deposited with the Administrator on the Purchase Date, Mandatory Tender Date or Optional Disposition Date, as applicable. If such Available Remarketing Class A Certificates have been remarketed and the Remarketing Agent has received the remarketing proceeds, the Remarketing Agent will, not later than 9:15 a.m. on the Purchase Date, Mandatory Tender Date, or Optional Disposition Date, as applicable, deposit with the Administrator, from the remarketing proceeds, immediately available funds in the amount specified in the Remarketing Agent Notice.

(iv) If Freddie Mac has received a Remarketing Agent Notice from the Remarketing Agent as described in Section 6.06(a)(iii) indicating a failure to remarket any of the Available Remarketing Class A Certificates and requesting payment, Freddie Mac will make a payment in accordance with the conditions set forth in the Liquidity Facility of the Purchase Price of such Available Remarketing Class A Certificates not remarketed (net of any remarketing proceeds that have been received) no later than 2:00 p.m. on the Purchase Date. Any such Remarketing Agent Notice must be sent to Freddie Mac's Special Transaction Accounting by facsimile transmission at (703) 714-3273, immediately confirmed by overnight delivery service (or to such other facsimile number or using such other means of electronic communication as otherwise instructed by Freddie Mac).

(v) If the Administrator has appointed a Paying Agent, it will be an additional condition precedent to Freddie Mac's obligations to pay pursuant to the Liquidity Facility that no later than 10:00 a.m. on the Purchase Date, Mandatory Tender Date or Optional Disposition Date, as applicable, the Paying Agent will have provided proper notice by facsimile means to Freddie Mac to the effect that monies held by the Paying Agent for the purpose of paying the Purchase Price of Tendered Class A Certificates are insufficient and that Freddie Mac is required pursuant to the Liquidity Facility to cover such deficit.

(b) *Purchase Price Excesses.* If, as of any time preceding the payment of the Purchase Price of Class A Certificates the sum of the amounts deposited with the Administrator pursuant to Section 6.06(a) exceeds the aggregate Purchase Price of such Class A Certificates (any such excess, a *"Purchase Price Excess"*), the Administrator will (i) give to the Remarketing Agent and Freddie Mac notice of the amount of such Purchase Price Excess by Electronic Notice, and (ii) pay by wire transfer of immediately available funds unless otherwise requested (A) first, to Freddie Mac, that portion of the Purchase Price Excess funded by Freddie Mac pursuant to the Liquidity Facility and (B) second, to the Remarketing Agent, the balance of such Purchase Price Excess. Such payments will be made by the Administrator in accordance with written instructions for such transfer provided by Freddie Mac. Concurrently with the receipt by Freddie Mac or the Remarketing Agent, as the case may be, of any payment made pursuant to this Section 6.06(b), such Person will execute and deliver to the Administrator a receipt therefor.

(c) (i) *Payment of Purchase Price of Tendered Class A* Certificates. Payment of the Purchase Price of any Tendered Class A Certificates will be made by the Administrator at or before 3:00 p.m. to the Class A Holders, upon receipt by the Administrator of such Class A Certificates pursuant to Section 6.03(b), from amounts provided to the Administrator by 2:00 p.m., by wire transfer of immediately available funds to such account as such Holder's DTC Participant has specified in writing to the Administrator. If all or a portion of funds for the payment of the Purchase Price of any Tendered Class A Certificates are provided the Administrator after 2:00 p.m. on any Business Day, the Administrator will pay such Purchase Price or portion thereof to the related DTC Participant by not later than 3:00 p.m. on the next succeeding Business Day.

(ii) *Payment of Purchase Price of Certificates Subject to Mandatory Tender or Optional Disposition Right.* Subject to Section 6.07, payment of the Purchase Price of any Class A Certificates subject to Mandatory Tender or the Optional Disposition Right will be made by the Administrator to the Class A Holders, from amounts provided to the Administrator from remarketing proceeds, from in the case of a Mandatory Tender related to a Special Adjustment Event the Pledge Custodian or the Sponsor, or from the Liquidity Facility, as applicable, pursuant to Section 6.06(a) only upon presentation and surrender of the Class A Certificates by the Class A Holder, on the Mandatory Tender Date or Optional Disposition Date, as applicable, at the principal office of the Administrator. Such payment will be made by the Administrator at or before 3:00 p.m. to the Class A Holder from amounts provided to the Administrator by 2:00 p.m. on any Business Day for such purpose pursuant to Section 6.06(a), by payment to the Class A Holder by wire transfer of immediately available funds to such account as such Holder's DTC Participant specifies in writing to the Administrator. If all or a portion of the funds for payment of the Purchase Price of a Class A Certificate that is subject to Mandatory Tender or the Optional Disposition Right are provided to the Administrator after 2:00 p.m. on any Business Day, the Administrator will pay such Purchase Price or portion thereof to the related DTC Participant by not later than 3:00 p.m. on the next succeeding Business Day.

(iii) *Failure to Pay Purchase Price.* If payment of the Purchase Price is not made as described in Section 6.06(c)(i) or (ii), as applicable, on any Purchase Date for Class A Certificates for which the Tender Option has been exercised, any Mandatory Tender Date or the Optional Disposition Date for Class A Certificates for which the Optional Disposition Right has been exercised because of a failure by the Liquidity Provider to comply with the terms of the Liquidity Facility (a *"Liquidity Failure"*), then, unless such failure is cured on or before the third Business Day after such date, each Class A Holder will be required to exchange its Class A Certificates for its pro rata share of the Bonds or sales proceeds thereof in accordance with Section 13.04 on the related Exchange Date. The Administrator will immediately notify the Sponsor upon the occurrence of a Liquidity Failure, and the Sponsor will advise the Administrator of the related Exchange Date. The Administrator will notify the Registered Holders, each applicable Rating Agency and the Remarketing Agent within one Business Day after the occurrence of a Liquidity Failure. Any distribution made in connection with such a Liquidity Failure is in no way intended to, and will not, negate or waive any rights of the Holders of Class A Certificates or the Administrator on their behalf, to take any action against, or to pursue any other remedy available to them under the Series Certificate Agreement, under any other document related to the Series Certificate Agreement, at law, in equity or otherwise against Freddie Mac, with respect to any failure by Freddie Mac to pay the Purchase Price for Class A Certificates when required to do so and such failure is not cured on or before the third Business Day after the related Mandatory Tender Date or Purchase Date.

(d) *Disposition of Tendered Class A Certificates and Class A Certificates Subject to Mandatory Tender*. (i) Concurrently with the payment of the Purchase Price for Available Remarketing Class A Certificates on any Purchase Date, Mandatory Tender Date or Optional Disposition Date, the Administrator will (A) to the extent that the Remarketing Agent deposited with the Administrator remarketing proceeds in the amount of such Purchase Price pursuant to Section 6.06(a)(i), deliver to the Remarketing Agent (for redelivery to the purchasers of such Class A Certificates) the Class A Certificates with respect to which the Remarketing Agent deposited with the Administrator the Purchase Price and (B) to the extent Freddie Mac deposited with the Administrator, or in the case of Class A Certificates subject to Mandatory Tender related to a Special Adjustment Event, the Pledge Custodian or the Sponsor deposited with the Administrator, the amount of any Purchase Price with respect to any such Class A Certificates, deliver to the Pledge Custodian, for the benefit of Freddie Mac, such Class A Certificates with respect to which Freddie Mac, the Pledge Custodian or the Sponsor, as applicable, deposited with the Administrator such Purchase Price. In the case of a delivery described by clause (A) above, the Administrator will deliver such Class A Certificates to the Remarketing Agent registered in such name and to such address as the Remarketing Agent directs in writing. In the case of a delivery described by clause (B) above, the Administrator will deliver such Class A Certificates to the Pledge Custodian registered in such name, and to such address, as Freddie Mac directs in writing, and the Administrator and the Certificate Registrar will note the pledge of such Class A Certificates to the Pledge Custodian on behalf of Freddie Mac on the books and records of the Administrator and the Certificate Registrar, and the Administrator will send confirmation of such delivery to Freddie Mac. Any Class A Certificates delivered to the Pledge Custodian as described in the preceding sentence will be Pledged Class A Certificates subject to Section 4.06. Following such registration, Freddie Mac will be entitled to receive payments on the Pledged Class A Certificates in accordance with its interest.

(ii) If any Class A Certificate that is subject to Mandatory Tender is not surrendered by the Holder of such Certificate on a Mandatory Tender Date (except for a Class A Certificate which the respective Holder has elected to retain as provided in Section 6.07), such Class A Certificate will be deemed surrendered for all purposes under the Series Certificate Agreement. After the Mandatory Tender Date, except to the extent of the portion, if any, of the Current Class A Certificate Balance of such Class A Certificates that is not subject to Mandatory Tender on such Mandatory Tender Date, the Class A Holder will have no further rights with respect to such Class A Certificates except the right to receive payment of the Purchase Price, without interest from or after the Mandatory Tender Date, and its portion of the Hypothetical Gain Share, if any, pursuant to Section 13.03 upon the presentation and surrender of such Class A Certificate at the Delivery Office of the Administrator.

(e) *Reductions of the Aggregate Outstanding Amounts.* The Aggregate Outstanding Class A Certificate Balance will be reduced by the aggregate Current Certificate Balance of such Class A Certificates subject to Mandatory Tender that are canceled.

(f) *No Investment.* Any amounts received pursuant to the Liquidity Facility or as remarketing proceeds will be held uninvested.

(g) *Substitution of Procedure Times.* Any times specified in Sections 6.03 and 6.06 may be modified pursuant to (i) a Series Certificate Agreement applicable to any Series of Certificates or (ii) written agreement executed by Freddie Mac, the Administrator and the Remarketing Agent, provided notice of any such agreement is provided to the Registered Holders of Certificates.

6.7 Right of Holder to Elect to Retain Class A Certificates Upon the Occurrence of Certain Mandatory Tender Events. (a) If the Class A Certificates are subject to Mandatory Tender in connection with (a) a Term Effective Date (that is not a Reset Rate Method Change Date), (b) a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Weekly Reset Rate Method or a Monthly Reset Rate Method to a Monthly Reset Rate Method or a Term Reset Rate Method, (c) a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Term Reset Rate Method or a Monthly Reset Rate Method to a Weekly Reset Rate Method or Monthly Reset Rate Method, (d) the date on which the Sponsor assigns its duties to a successor Sponsor pursuant to Section 3.08 or (e) the date on which an amendment to the Standard Terms described in Section 12.01(b) becomes effective, the Class A Certificates owned by each Holder that exercised its right to elect to retain such Class A Certificates in accordance with the requirements of subsection (b) below will not be subject to Mandatory Tender.

(b) In order to elect to retain such Holder must deliver (or cause its DTC Participant to deliver, as required) to the principal office of the Administrator, a Retention Notice by no later than 12:00 noon on the third Business Day prior to the Mandatory Tender Date. The Administrator will give a copy of each Retention Notice received by it to the Remarketing Agent and Freddie Mac, by Electronic Notice, promptly confirmed in writing by mailing a copy thereof, not later than the Business Day following the Business Day on which the Administrator receives such notice. Upon receipt by the Administrator of a Retention Notice, the related Class A Certificates will no longer be subject to the applicable Mandatory Tender.

6.8 Sole Sources of Payment of Purchase Price. The sole sources of payment of the Purchase Price of any Tendered Class A Certificates, Class A Certificates subject to Mandatory Tender, and Class A Certificates with respect to which the Holders thereof have exercised the Optional Disposition Right will be (a) proceeds from the remarketing of Available Remarketing Class A Certificates, to the extent available, (b) with respect to Class A Certificates subject to Mandatory Tender as a result of a Special Adjustment Event as described in Section 7.02 only, the Pledge Custodian or the Sponsor, and (c) amounts received under the Liquidity Facility, as further described in Section 6.06(a)(1) and (2).

Section 7.

TENDER OPTION TERMINATION EVENTS AND CERTAIN MANDATORY TENDER EVENTS; OPTIONAL DISPOSITION RIGHT

7.1 Tender Option Termination Events. (a) Without notice, on or prior to any Purchase Date, Mandatory Tender Date, or Optional Disposition Date, upon the occurrence of any of the following events (each a *"Tender Option Termination Event"*), the Tender Option will be terminated as provided below:

(i) there shall have occurred (A) a failure to pay when due any installment of principal of or premium, if any, or interest with respect to any Bonds (whether by scheduled maturity, regular repayment, acceleration, demand or otherwise), and (B) a failure by Freddie Mac to pay under the Credit Enhancement set forth in Section 4.11, which failure or failures continue for a period of three (3) Business Days;

(ii) upon the entry of any decree or judgment by a court of competent jurisdiction or the taking of any official action by the Internal Revenue Service or the Department of the Treasury, which decree, judgment or action is deemed final under applicable procedural law, and which has the effect of a determination that the interest on any of the Bonds is includable in the gross income of the recipients thereof for federal income tax purposes; or

(iii) if the rating of the long-term senior debt of Freddie Mac is reduced below "investment grade" (being "Baa3" in the case of Moody's and "BBB-" in the case of Fitch and S&P) by each such Rating Agency rating such debt.

When the Administrator has Knowledge of a Tender Option Termination Event it will promptly give the Remarketing Agent a Tender Option Termination Notice with respect thereto by Electronic Notice, promptly confirmed by mailing a copy thereof. The Tender Option Termination Notice will set forth (1) a description of the Tender Option Termination Event that has occurred and a description of the Affected Bonds, (2) the date when such Tender Option Termination Event occurred, (3) a schedule, prepared by Freddie Mac, of the Bonds, if any, that will remain after the complete or partial liquidation of the Series Pool and required distributions have been effected on the related Exchange Date, and (4) a schedule, prepared by Freddie Mac, of the amounts of Class A Certificates and Class B Certificates, and of the Liquidity Commitment, that will remain after the complete or partial liquidation of the Series Pool and after all required distributions have been effected on the related Exchange Date.

Not later than one Business Day following its delivery of a Tender Option Termination Notice to the Remarketing Agent, the Administrator will give the Registered Holders, the Sponsor and each applicable Rating Agency a copy of such Tender Option Termination Notice; provided, however, that the Administrator will have no duty or obligation to ascertain whether any Tender Option Termination Event described therein occurred; and provided further, that neither the failure to give notice of any Tender Option Termination Event to the Administrator, the failure of the Administrator to give such notice to any Registered Holder, nor the failure of any Holder to receive such notice, will delay or affect in any manner the termination of the right of Class A Holders to exercise the Tender Option with respect to any Affected Certificate.

When a Tender Option Termination Event occurs, the Series Pool Assets will be subject to complete or partial liquidation on the related Exchange Date in accordance with Section 13.04.

7.2 Special Adjustment Event**.** (a) Subject to Section 8.10 of the Reimbursement Agreement, Freddie Mac will have the right to cause a Mandatory Tender in part of the Class A Certificates (i) upon the Pledge Custodian's receipt of any principal paid with respect to any "Class B Certificates" of another designated Series with respect to such Certificates; provided that in such event, the aggregate Current Certificate Balance of Class A Certificates subject to Mandatory Tender will equal the amount of such principal received by the Pledge Custodian as of the tenth Business Day of the month (rounded down to the nearest $5,000 increment) which, at the direction of Freddie Mac, is to be remitted to the Administrator on or before the related Mandatory Tender Date or (ii) when any event permitting a Special Adjustment Event described in the provisions of the Reimbursement Agreement occurs, in which case the aggregate Current Certificate Balance of Class A Certificates subject to Mandatory Tender will equal the amount needed to satisfy such provisions of the Reimbursement Agreement. The Series Certificate Agreement will designate the other series pool from which payments of principal on "Class B Certificates" will generate a Special Adjustment Event.

(b) When any Special Adjustment Event occurs with respect to which Freddie Mac exercises its right to cause a Mandatory Tender, Freddie Mac will give a Special Adjustment Event Notice to the Administrator, each applicable Rating Agency, and the Remarketing Agent by Electronic Notice, promptly confirmed by mailing a copy thereof. The Special Adjustment Event Notice will set forth (i) a brief statement describing the Special Adjustment Event, (ii) the aggregate Current Certificate Balance of Class A Certificates to be Selected by Lot which will be subject to Mandatory Tender, and (iii) the Special Adjustment Date specified by Freddie Mac on which Class A Certificates so Selected by Lot will be subject to Mandatory Tender, which date may not be earlier than five (5) nor later than ten (10) Business Days after that the Administrator provides notice to the Holders as described in the following sentence. Not later than 5:00 p.m. on the second Business Day following the date on which a Special Adjustment Event Notice is received by the Administrator, the Administrator will give to Registered Holders Selected by Lot a Mandatory Tender Notice. Any Special Adjustment Event Notice executed by Freddie Mac under the Series Certificate Agreement will become irrevocable when the related Mandatory Tender Notice is given by the Administrator to the Registered Holders Selected by Lot. Pledged Class A Certificates existing at the time of such Mandatory Tender will not be subject to Mandatory Tender as a result of the Special Adjustment Event.

(c) If a Special Adjustment Event arises from the receipt of principal paid with respect to any Class B Certificate of another Series as provided above, no later than 3:00 p.m. on such Mandatory Tender Date, the Administrator will, with the monies provided by the Pledge Custodian to the Administrator, purchase an equal aggregate Current Certificate Balance of Class A Certificates tendered on the related Mandatory Tender Date for the account of each related holder of Tax-Exempt Class B Certificates of the other Series (an *"Exchanging Holder"*).

(d) If a Special Adjustment Event occurs due to certain events under the Reimbursement Agreement, the Sponsor will purchase from the applicable Holders of Class A Certificates, the Class A Certificates tendered on the related Mandatory Tender Date, with such purchase to occur no later than 3:00 p.m. on such Mandatory Tender Date.

(e) Class A Certificates that are purchased on a Mandatory Tender Date in connection with a Special Adjustment Event will be deemed Pledged Class A Certificates, will be delivered to the Pledge Custodian to be held pursuant to the Reimbursement Agreement and will not be subject to any subsequent remarketing.

(f) No Hypothetical Gain Share will be payable in connection with any Mandatory Tender arising as the result of a Special Adjustment Event.

7.3 Liquidity Provider Termination Event. When any Liquidity Provider Termination Event occurs with respect to which Freddie Mac (subject to Section 7.1 of the Reimbursement Agreement) exercises its right to cause a Mandatory Tender, Freddie Mac will give a Liquidity Provider Termination Notice to the Administrator, the Remarketing Agent, the Sponsor and each applicable Rating Agency by Electronic Notice, promptly confirmed by first class mail, which notice will set forth (i) a brief statement describing the Liquidity Provider Termination Event giving rise to such termination, and (ii) the Mandatory Tender Date specified by Freddie Mac on which the Class A Certificates will be subject to Mandatory Tender, which date will be no earlier than five (5), nor later than ten (10), Business Days after the Administrator provides notice to the Holders, as described in the following sentence. Not later than 5:00 p.m. on the second Business Day following the date on which a Liquidity Provider Termination Notice is received by the Administrator, the Administrator will give to the Registered Holders a Mandatory Tender Notice. Any Liquidity Provider Termination Notice executed by Freddie Mac under the Series Certificate Agreement will become irrevocable when the related Mandatory Tender Notice is given by the Administrator to the Registered Holders.

7.4 Sponsor Act of Bankruptcy. (a) If the Partnership Factors apply to the Series Pool, the Class A Certificates are subject to Mandatory Tender upon the occurrence of a Sponsor Act of Bankruptcy, in accordance with the following provisions. If the Series Certificate Agreement provides that the Partnership Factors will apply, then when a Sponsor Act of Bankruptcy occurs (i) Freddie Mac will promptly give a Notice of Sponsor Bankruptcy to the Administrator, the Remarketing Agent and each applicable Rating Agency, promptly confirmed by first class mail, which Notice of Sponsor Bankruptcy will set forth (A) a statement that the Administrator has received notice that a Sponsor Act of Bankruptcy has occurred, and (B) the Mandatory Tender Date on which the Class A Certificates will be subject to Mandatory Tender, which date will be the fifth Business Day after the Administrator provides notice to the Registered Holders as described in the following sentence. Not later than 5:00 p.m. on the second Business Day following the date on which the Administrator provides the Notice of Sponsor Bankruptcy, the Administrator will give to the Registered Holders a Mandatory Tender Notice, as required by Section 6.05 of the Standard Terms.

(b) If the Series Certificate Agreement does not provide that the Partnership Factors will apply, this Section 7.04 will not apply to the Series Pool.

7.5 Optional Disposition Date**.** (a) The Class A Certificates may be tendered at a price equal to the Optional Disposition Price on any Optional Disposition Date, in accordance with the following provisions. On any Optional Disposition Date, any Holder of Class A Certificates (other than Affected Certificates or Pledged Class A Certificates), which has held such Class A Certificates for at least one year, may tender any of its Class A Certificates for a price equal to the Optional Disposition Price. To tender its Class A Certificates, the Holder must submit a notice to the Administrator and its DTC Participant at least five (5) Business Days before the related Optional Disposition Date stating that such Holder is the Holder of a specified Current Certificate Balance of Class A Certificates, that it is exercising its right to tender such Class A Certificates in exchange for the Optional Disposition Price and its identity. Within one Business Day after it receives an optional disposition notice, the Administrator will notify the Remarketing Agent and Freddie Mac of its receipt. Unless otherwise directed by Freddie Mac, the Remarketing Agent will attempt to remarket all Class A Certificates tendered pursuant to the Optional Disposition Right, for settlement on the related Optional Disposition Date.

(b) On any Business Day not earlier than 10 Business Days before an Optional Disposition Date, any Holder of Class A Certificates may request a valuation of the Bonds from the Remarketing Agent. The Remarketing Agent will then determine such valuation for such Business Day in the manner specified in the definition of "Hypothetical Gain Share". Such valuation will be provided to any such Holder solely for informational purposes and will be non-binding on any Person.

(c) On the Optional Disposition Date, the Class A Certificates tendered pursuant to the Optional Disposition Right will be surrendered by the related Holders to the Administrator. Such Holders of Class A Certificates will be paid the Optional Disposition Price for such Class A Certificates consisting of the Purchase Price of such Certificates and the related Hypothetical Gain Share. The Purchase Price will be paid in accordance with Section 6.06 of the Standard Terms, and the Hypothetical Gain Share, as calculated by Freddie Mac, will be paid from (i) first, amounts provided to the Administrator by the Holders of Class B Certificates, at their election, after inquiry by the Administrator, and (ii) second, sales of Bonds selected by Freddie Mac, but only to the extent necessary to pay such Hypothetical Gain Share (subject to applicable Authorized Denomination provisions), and in no event in an aggregate principal amount exceeding the aggregate Current Certificate Balance of the Class A Certificates tendered pursuant to the Optional Disposition Right. To the extent any Bonds are sold to pay Hypothetical Gain Share as aforesaid, the aggregate Current Certificate Balance of such Class A Certificates so tendered will be adjusted downward by the Administrator's cancellation of such Class A Certificates in an amount equal to the aggregate principal amount of Bonds sold, such that the Aggregate Outstanding Certificate Balance does not exceed the Aggregate Outstanding Bond Balance, and only such reduced amount of Class A Certificates will be available for remarketing on the related Optional Disposition Date.

However, in no event may a Holder of Class A Certificates exercise its Optional Disposition Right unless the Hypothetical Gain Share is greater than zero. If the Hypothetical Gain Share is not greater than zero, the Optional Disposition Date for which the Optional Disposition Right has been exercised will be cancelled, and any Class A Certificates delivered to the Administrator pursuant to the preceding paragraph will be returned to the Holders thereof.

7.6 Clean-Up Event. (a) Each of Freddie Mac and the Sponsor has the right to cause a Mandatory Tender of the Class A Certificates at any time after the Aggregate Outstanding Bond Balance is not more than 5% of the Aggregate Outstanding Bond Balance on the Date of Original Issue (a "*Clean-Up Event*") in accordance with the following provisions.

(b) When a Clean-Up Event occurs with respect to which Freddie Mac or Sponsor exercises its right to cause a Mandatory Tender, such party will provide written notice of such exercise to the other party and to the Administrator. Promptly following receipt of such notice, the Administrator will give a Clean-Up Notice to the Remarketing Agent and each applicable Rating Agency by Electronic Notice, promptly confirmed by first class mail, which Clean-Up Notice will set forth (i) a brief statement describing the Clean-Up Event, and (ii) the Mandatory Tender Date specified by Freddie Mac or the Sponsor, as applicable, on which the Class A Certificates will be subject to Mandatory Tender, which date will be not earlier than five (5), nor later than ten (10), Business Days after the Administrator provides notice to the Holders as described in the following sentence. Not later than 5:00 p.m. on the second Business Day following its receipt of a Clean-Up Notice, the Administrator will give to the Registered Holders a Mandatory Tender Notice.

Section 8.
THE REMARKETING AGENT

8.1 Duties of the Remarketing Agent. The Remarketing Agent will undertake to perform the duties, and only those duties, as are specifically set forth in the Series Certificate Agreement and in the Remarketing Agreement.

8.2 Resignation or Removal of the Remarketing Agent. (a) Upon the giving of 30 days' written notice to the Sponsor, Freddie Mac and the Administrator, the Remarketing Agent may resign as Remarketing Agent and be discharged from its duties to be performed under the Series Certificate Agreement and the Remarketing Agreement. Upon receiving any such notice of resignation, Freddie Mac will promptly appoint in writing a successor Remarketing Agent.

(b) The Remarketing Agent may be removed, without cause, upon 10 days' written notice from the Administrator in accordance with the terms of the Remarketing Agreement. Upon any such removal of the Remarketing Agent, Freddie Mac will promptly appoint in writing a successor Remarketing Agent.

(c) Any removal or resignation of the Remarketing Agent, and any appointment of a successor Remarketing Agent pursuant to any of the provisions of this Section 8.02, will not become effective until the successor Remarketing Agent has accepted its appointment as provided in Section 8.03.

8.3 Successor Remarketing Agent. (a) Any successor Remarketing Agent appointed as provided in Section 8.02 will execute, acknowledge and deliver to the Administrator, and to its predecessor Remarketing Agent, an instrument accepting such appointment under the Series Certificate Agreement and the Remarketing Agreement, and when accepted, such successor Remarketing Agent, without any further act, will become fully vested as Remarketing Agent as if originally named. The predecessor Remarketing Agent will deliver to the successor Remarketing Agent all documents held by it under the Series Certificate Agreement, and the Administrator and the predecessor Remarketing Agent will execute and deliver such instruments, and do such other things, as may reasonably be required to confirm the new appointment.

(b) Upon the Administrator's receipt of an acceptance notice pursuant to Section 8.03(a), the Administrator will provide notice of the appointment of the successor Remarketing Agent to the Registered Holders and the Sponsor not later than two Business Days later.

8.4 Merger or Consolidation of the Remarketing Agent. If the Remarketing Agent merges or consolidates with another Person, the resulting entity will be the successor to the Remarketing Agent, without the need to execute or file any paper, or take any further action. The Remarketing Agent will provide notice of any such merger or consolidation to Freddie Mac and the Administrator.

8.5 Notices by Remarketing Agent. The Remarketing Agent will agree to provide to beneficial owners of Class A Certificates copies of all notices that are to be provided to Holder of Class A Certificates upon its receipt of a written request from such beneficial owner(s) setting forth the address that such notices are to be sent, together with evidence of its beneficial ownership in a form reasonably satisfactory to the Remarketing Agent.

Section 9.

EVENTS OF DEFAULT AND RIGHTS AND REMEDIES OF HOLDERS

9.1 Event of Default. "Event of Default", wherever used in the Series Certificate Agreement, means any one of the following events:

(a) The Administrator defaults in the payment to Holders of the applicable Certificate Payment Amount, or Freddie Mac defaults in the payment of any amount pursuant to the Credit Enhancement or the Liquidity Facility, when the same is due and payable as provided in the Series Certificate Agreement, and such default continues for a period of three Business Days; or

(b) Freddie Mac or the Administrator fails to observe or perform any other of its covenants set forth in the Series Certificate Agreement, and such failure continues for a period of 60 days after the date on which written notice of such failure, requiring Freddie Mac or the Administrator to remedy the same, has been given to Freddie Mac or the Administrator, as appropriate, by the Holders representing not less than 60% of the Current Class A Certificate Balance or the Current Class B Certificate Balance, as applicable.

9.2 Remedies**.** (a) If an Event of Default occurs and continues, then the Holders representing a majority of the then Current Certificate Balance of any affected Class of Certificates may, by written notice to Freddie Mac, remove the Administrator and nominate a successor Administrator under the Series Certificate Agreement, which nominee will be deemed appointed as successor Administrator unless within 10 days after such nomination Freddie Mac objects, in which case Freddie Mac may petition any court of competent jurisdiction for the appointment of a successor Administrator, or any Holder, which has been a bona fide Holder of any affected Class for at least six months may, on behalf of such Holder and all others similarly situated, petition any such court for appointment of a successor Administrator. Such court may thereupon, after such notice, if any, as it may deem proper, appoint a successor Administrator.

(b) Upon the appointment of any successor Administrator pursuant to this Section 9.02, the retiring Administrator will submit to its successor a complete written report and accounting as to the Certificates and will take all other steps necessary or desirable to transfer its interest in, and the administration of, the Series Certificate Agreement to the successor. Subject to the Freddie Mac Act, such successor may take such actions with respect to the Series Certificate Agreement as may be reasonable and appropriate in the circumstances. Prior to any such designation of a successor Administrator, the Holders representing a majority of the Current Certificate Balance of Certificates of any affected Class then Outstanding may waive any past default or Event of Default. The appointment of a successor Administrator will not relieve Freddie Mac of its Credit Enhancement obligation as set forth in Section 4.11 or its Liquidity Facility obligations set forth in Section 6.01.

9.3 Waiver of Past Defaults. Except to the extent otherwise provided, the Holders of Certificates representing a majority of the then Current Certificate Balance may waive any past default, Event of Default or breach of a covenant under the Series Certificate Agreement and its consequences. In the case of any such waiver, Freddie Mac, the Administrator and the Holders of the Certificates will be restored to their former positions and rights, respectively, but no such waiver will extend to any subsequent or other default, Event of Default or breach of a covenant under the Series Certificate Agreement or impair any right related to a subsequent or unwaived breach. When any default, Event of Default or breach of a covenant is waived, such default, Event of Default or breach will cease to exist and will be deemed cured and not to have occurred for every purpose of the Series Certificate Agreement.

Section 10.

THE ADMINISTRATOR; HOLDERS' LISTS AND REPORTS; BONDHOLDER REPRESENTATIVE

10.1 Certain Duties and Responsibilities**.** (a) (i) The Administrator agrees to perform only such duties as are specifically set forth in the Series Certificate Agreement, and no implied covenants or obligations will be read into the Series Certificate Agreement against the Administrator. If Freddie Mac is Administrator, it will hold or administer, or supervise the administration of, the Series Pool in a manner consistent with and to the extent required by prudence and in substantially the same manner as it holds and administers assets of the same or similar type for its own account.

(ii) The Administrator is not authorized to, and agrees that it will not, engage in activities with respect to the Series Pool that are not required by the Series Certificate Agreement.

(iii) In the absence of gross negligence or willful misconduct on its part, the Administrator may conclusively rely upon certificates or opinions furnished to the Administrator and conforming to the requirements of the Series Certificate Agreement; *provided, that*, as to the truth of the statements and the correctness of the opinions expressed therein in the case of any such certificates or opinions which by any provision of the Series Certificate Agreement are specifically required to be furnished to the Administrator, the Administrator will be under a duty to examine those opinions or certificates to determine whether or not they conform to the requirements of the Series Certificate Agreement.

(b) No provision of the Series Certificate Agreement will be construed to relieve the Administrator from liability for its own grossly negligent action or its own grossly negligent failure to act, or its own willful misconduct, except that:

(i) the Administrator will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Administrator was grossly negligent in ascertaining the pertinent facts; and

(ii) the Administrator will not be liable with respect to any action taken or omitted by it upon the direction of the required percentage of the Holders affected (such percentage will not include those Certificates, if any, that are to be disregarded in accordance with the definition of the term "Outstanding") relating to the time, method and place of conducting any Proceeding for any remedy available to the Administrator, or relating to the exercise of any power conferred upon the Administrator under the Series Certificate Agreement with respect to the Certificates.

(c) No provision of the Series Certificate Agreement will require the Administrator to expend or risk its own funds, or otherwise to incur any financial liability in the performance of any of its duties under the Series Certificate Agreement, or in the exercise of any of its rights or powers, if it has reasonable grounds for believing that repayment of such funds, or adequate indemnity against such risk or liability, is not reasonably assured to it. However, the Administrator agrees to perform and continue performing fully its duties under any other provision of the Series Certificate Agreement even following any Person's failure to perform any repayment or indemnity obligation owed to the Administrator by such Person as described in this Section 10.01(c); but such performance will not be deemed a waiver of the Administrator's right to repayment or indemnity.

(d) The permissive right of the Administrator to take actions enumerated in the Series Certificate Agreement will not be construed as a duty, and the Administrator will not be answerable for other than its own gross negligence or willful misconduct.

(e) In no event will the Administrator be liable for acts or omissions of its agents, designees, subcustodians or correspondents, other than its failure to appoint them without gross negligence or willful misconduct.

(f) In no event will the Administrator be liable for special, consequential or punitive damages.

10.2 Notice of Non-Monetary Default. The Administrator will transmit notice of the occurrence of any Non-Monetary Default known to the Administrator, (a) by Electronic Notice to Freddie Mac, the Sponsor, the Remarketing Agent and each applicable Rating Agency promptly upon the Administrator's Knowledge of such Non-Monetary Default and, in any event, within one Business Day after such Non-Monetary Default has become known to the Administrator, and (b) by first class mail to all Holders of Certificates, as their names and addresses appear in the Certificate Register, within five Business Days after the Administrator's Knowledge of such Non-Monetary Default.

10.3 Certain Rights of the Administrator. Except as otherwise provided in Section 10.01:

(a) the Administrator may rely, and will be protected in acting or refraining from acting, (i) upon any document or facsimile transmission believed by it to be genuine and to have been signed or presented by the proper party or parties, or (ii) following consultation, upon any advice of counsel;

(b) the Administrator will be under no obligation to exercise any of the rights or powers vested in it by the Series Certificate Agreement (other than with respect to the Administrator's obligation to make demands on the Liquidity Facility or the Credit Enhancement at the request or direction of any of the Holders of Class A Certificates pursuant to the Series Certificate Agreement), unless such Holders of Class A Certificates have offered to the Administrator reasonable security or reasonable indemnity against the costs, expenses and liabilities which might be incurred by it in comply with such request or direction;

(c) the Administrator will not be liable for any action that it takes or omits to take in good faith and, in the absence of gross negligence or willful misconduct, that it believes to be authorized or within its rights or powers.

(d) Freddie Mac, as Administrator, will have the right to engage subcontractors for the performance of any of its duties as Administrator under the Series Certificate Agreement.

10.4 Parties that May Hold Certificates. The Administrator, any Paying Agent, Certificate Registrar or any other agent of Freddie Mac, in its individual or any other capacity, may become the owner or pledgee of Class A Certificates with the same rights as it would have if it were not the Administrator, Paying Agent, Certificate Registrar or such other agent.

10.5 Information Regarding Holders. For purposes of taking or recognizing any direction from the Holders of a given percentage of the Current Certificate Balance of any Class, the Administrator may conclusively rely (i) in the case of the Class A Certificates, on written information received from DTC or its nominee while the Class A Certificates are held in book-entry only form through the facilities of DTC, and (ii) in the case of Class B Certificates, on a written certification received from the Sponsor.

10.6 Corporate Administrator Required; Eligibility**.** The Administrator, if other than Freddie Mac, must have the following qualifications. It (i) will be either (1) a bank or trust company organized, in good standing and doing business under the laws of the State of New York or (2) a national banking association organized, in good standing and doing business under the laws of the United States of America with its principal place of business located in the State of New York, in either case, reasonably acceptable to Freddie Mac, (ii) will be authorized under such laws to exercise corporate trust powers, (iii) will have a combined capital and surplus of at least $50,000,000, (iv) will be subject to supervision or examination by Federal or State banking authority, (v) will be a member of the Federal Reserve System and (vi) will not be or be affiliated (within the meaning of Rule 405 under the Securities Act) with any of Freddie Mac, the Remarketing Agent, any Class B Holder, or with an Affiliate of any of the foregoing. If such Administrator publishes reports of conditions at least annually, pursuant to law or the requirements of such supervising or examining authority, then for the purposes of this paragraph, the combined capital and surplus of such Administrator will be deemed to be its combined capital and surplus as set forth in its most recently published report of condition. If at any time the Administrator ceases to be eligible in accordance with the provisions of this Section 10.06, it will resign immediately in the manner and with the effect specified in Article X.

10.7 Resignation**.** (a) Freddie Mac may resign from the duties imposed upon Freddie Mac in its capacity as Administrator by the terms of the Series Certificate Agreement at any time provided that at the time of its resignation a successor administrator meeting the qualifications set forth in Section 10.06 is appointed by Freddie Mac and has accepted such appointment. If Freddie Mac resigns in accordance with these terms, it promptly will furnish written notice to all Holders. Subsequent to such resignation, Freddie Mac will continue to be obligated pursuant to the Credit Enhancement and the Liquidity Facility.

(b) If the Administrator is no longer Freddie Mac, the following provisions will apply:

(i) No resignation or removal of the Administrator, and no appointment of a successor Administrator pursuant to this Article X, will become effective until the successor Administrator has accepted its appointment under this Section 10.07(b).

(ii) The Administrator, or any Administrator or Administrators appointed as successors, may resign at any time by giving written notice of resignation to Freddie Mac, the Sponsor, the Remarketing Agent and each applicable Rating Agency, and by mailing notice of resignation to Registered Holders of the Certificates at their addresses appearing on the Certificate Register. Upon receiving notice of resignation, Freddie Mac will promptly appoint a successor Administrator or Administrators by delivering a Depositor Order to both the resigning Administrator and the successor administrator. If no successor administrator has been appointed and has accepted its appointment within 30 days after the giving of such resignation notice, the resigning Administrator may petition any court of competent jurisdiction for the appointment of a successor Administrator, or any Holder of a Certificate may, subject to Section 10.07(b)(vii), petition any such court for the appointment of a successor Administrator. Such court may, after receiving such notice, if any, as it may deem proper, appoint a successor administrator.

(iii) If at any time:

(A) the Administrator ceases to be eligible under Section 10.06 and fails to resign after written request by Freddie Mac; or

(B) (1) the Administrator becomes incapable of acting or (2) there is entered a decree or order for relief by a court having jurisdiction in an involuntary case against the Administrator under the Bankruptcy Code or any other applicable federal or state bankruptcy, insolvency, or other similar law, or appointing a receiver, or similar official of the Administrator, for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 15 consecutive days, or (3) the Administrator commences a voluntary case under the Bankruptcy Code, or any other applicable federal or state bankruptcy, insolvency, or other similar law, or consents to the appointment of a receiver or other similar official of the Administrator, of any substantial part of its property, or the making by it of any assignment for the benefit of its creditors, or the Administrator fails generally to pay its debts as such debts become due or takes any corporate action in furtherance of any of the above,

then, in any such case, Freddie Mac, will remove the Administrator.

(iv) At any time Freddie Mac may, upon five days' written notice to the Administrator, and with or without cause, remove the Administrator and appoint a successor Administrator.

(v) If the Administrator is removed or if a vacancy occurs in the office of the Administrator for any cause, Freddie Mac will promptly appoint in writing a successor Administrator. If no successor administrator is so appointed and accepts its appointment as provided below within 30 days any Holder may petition any court of competent jurisdiction to appoint a successor administrator. Such court may thereupon, after such notice, if any, as it may deem proper, appoint a successor administrator.

(vi) Freddie Mac will give notice of each removal of the Administrator, and each appointment of, and the acceptance of its duties by, a successor administrator by mailing notice of such event to the Registered Holders, and by Electronic Notice to the Remarketing Agent, the Sponsor and each applicable Rating Agency.

(vii) Every successor Administrator appointed under the Series Certificate Agreement will, within 10 days or its appointment, execute, acknowledge and deliver to Freddie Mac, the Sponsor and its predecessor Administrator an instrument accepting such appointment, and thereupon the resignation or removal of the predecessor Administrator will become effective, and such successor administrator, without any further act, deed, or conveyance, will become vested with all the rights, powers, duties and obligations of its predecessor under the Series Certificate Agreement. All relevant legal documents and records held by the predecessor Administrator in such circumstance will be transferred to the successor Administrator.

(viii) No successor Administrator will accept its appointment unless, at the time of such acceptance, such successor administration is qualified and eligible under Section 10.06 and satisfies the requirements for a "trustee" under Section 26(a)(1) of the Investment Company Act.

10.8 Preservation of Information; Communications to Holder. (a) Holders may communicate with other Holders with respect to their rights under the Series Certificate Agreement. If any Holder writes to the Administrator and states that it desires to communicate with other Holders with respect to its rights under the Series Certificate Agreement, and encloses with such writing a copy of the form of proxy or other communication which it proposes to transmit to the other Holders, the Administrator will, within five Business Days after the receipt of such writing, at its election either:

(i) afford such Holder access to the information regarding the names and addresses of all other Holders provided by the Remarketing Agent pursuant to Section 14.03, or

(ii) inform the requesting Holder(s) of the approximate number of Holders whose names and addresses appear in the information provided by the Remarketing Agent pursuant to Section 14.03, and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such written request.

If the Administrator does not allow the requesting Holder(s) access to the information described in subsection (i) above, the Administrator will, upon the written request of such Holder(s), mail to each current Holder a copy of the form of proxy or other communication that is specified in such request, with reasonable promptness, upon the Administrator's receipt of the material to be mailed and payment of the reasonable mailing expenses. The Holder(s) requesting such mailing will be solely responsible for complying with any state and Federal securities laws and regulations regarding any communication pursuant to this Section, and the Administrator will have no responsibility in that regard. At the request of Freddie Mac, a requesting Holder may be required to provide an Opinion of Counsel that all securities laws have been complied with in connection with any such mailing.

(b) Every Holder, by receiving and holding any such information as to the names and addresses of the Holders in accordance with Section 10.08(a), or by directing the Administrator to mail certain information pursuant to Section 10.08(b), agrees with Freddie Mac and the Administrator to hold such information confidential, and agrees that none of Freddie Mac, the Remarketing Agent or the Administrator will be held accountable by reason of the disclosure of such information regardless of the source from which such information was derived.

10.9 Bondholder Representative. Freddie Mac in its role as provider of the Credit Enhancement and the Liquidity Facility will be appointed as the Bondholder Representative for all Bonds. If any action, consent or direction relating to a change in the terms of the Bonds or the related Bond Documents is required from the owners of the Bonds as provided in the related Bond Documents, the Administrator will solicit from the Bondholder Representative (or the Bondholder Representative's appointee) its proxy for such vote, consent or direction in favor of and returnable to the Administrator, which will vote, consent or otherwise take direction solely in accordance with the written direction of the Bondholder Representative (or its appointee); provided upon the occurrence and during the continuance of any failure by Freddie Mac to pay under its Credit Enhancement or Liquidity Facility in accordance with the terms hereof, the Administrator will solicit from each Holder of the Certificates instead of the Bondholder Representative its proxy for any such vote, consent or direction in favor of and returnable to the Administrator, which will vote, consent or otherwise take direction solely in accordance with such proxies, weighted by the Current Certificate Balance of each Holder providing the same. The Administrator shall have not liability for any failure to act resulting from the late return of, or failure to return, any such proxy sent by the Administrator to a Holder.

Section 11.
PROFITS AND LOSSES

11.1 Tax Information. The Administrator, upon request, will furnish Freddie Mac and the Holders of Certificates with all such information known to the Administrator as may be reasonably required by Freddie Mac and the Holders of Certificates in connection with the preparation of tax returns and other information relating to the Series Certificate Agreement.

11.2 Capital Accounts. (a) There will be established for each Holder a capital account (the "*Capital Account*") on the books for the Series Pool to be maintained and adjusted pursuant to the Series Agreement, which will control (pursuant to the provisions of Article XIII) the division of Series Pool Assets upon the termination of the Series Pool and liquidation and/or distribution of the Series Pool Assets or the redemption of any Certificate. Such Capital Account will be increased by (i) the amount of all Capital Contributions made or deemed made by such Holder to the Series Pool pursuant to the Series Certificate Agreement, and (ii) the allocable share of Profits, Market Discount Gains and Capital Gains of such Holder and all items in the nature of income or gain specially allocated to such Holder pursuant to Sections 11.03 and 11.05; and will be decreased by (i) the amount of any cash and the Fair Market Value of any non-cash assets distributed to such Holder by the Series Pool pursuant to the Series Certificate Agreement, and (ii) the allocable share of Losses and Capital Losses of such Holder and all items in the nature of Series Pool expenses or losses which are specially allocated to such Holder pursuant to Sections 11.04 and 11.05. Freddie Mac will be responsible for the establishment and maintenance of the Capital Accounts in accordance with this Section 11.02 and, to facilitate such establishment and maintenance, will monitor the Current Certificate Balances of Holders of Class A Certificates and Class B Certificates.

(b) Immediately before a distribution to any Holder in redemption of all or any portion of its Certificates (including the liquidation of the Series Pool as a result of a Series Termination Event), the Capital Account of such Holder will be increased or decreased, as the case may be with its allocable portion of any Profit, Losses, Market Discount Gain, Capital Gain or Capital Loss, or other items of income, gain, loss or deduction that would result if the Series Pool Assets were sold at such time at their Fair Market Values. In the case of any distribution of Bonds to any Holder, the Capital Account of such Holder will be adjusted in the manner described in the preceding sentence.

(c) A transferee of an interest in the Series Pool will succeed to the Capital Account of the transferor to the extent it relates to the interest transferred.

(d) The foregoing provisions and the other provisions of the Series Certificate Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Regulations, and will be interpreted and applied in a manner consistent therewith. In the event that Freddie Mac determines that it is necessary to modify the manner in which the Capital Accounts, or any debits or credits thereto are computed in order to comply with such Regulations, Freddie Mac will make such modification, provided that such modification is not likely to have a material effect on the amounts distributable to any Holders pursuant to Articles IV, VII or XIII upon the withdrawal of the Holders or the dissolution of the Series Pool.

11.3 Allocations of Profits, Market Discount Gains and Capital Gains. (a) Profits for each Fiscal Year or other relevant period will be allocated (i) first, to the Holders of Class A Certificates in proportion to their Current Class A Certificate Balances until each Holder of a Class A Certificate has been allocated, on a cumulative basis, an amount equal to the cumulative amount of its Required Class A Certificate Interest Distribution Amount for such period; (ii) second, to the Holders of Class B Certificates, in proportion to their Current Class B Certificate Balances, the Class A Certificate Notional Accelerated Principal Paydown Amount, and (iii) third, the remainder to the Holders of the Class B Certificates in proportion to their Current Class B Certificate Balances. The Capital Accounts relating to the Class B Certificates will be adjusted for any bond premium required to be amortized pursuant to Section 171 of the Code and any other capitalized items subject to amortization.

(b) Market Discount Gains realized under applicable federal income tax provisions from a Disposition of any Bond will be allocated solely to the Holders of Class B Certificates in proportion to their current Class B Certificate Balances.

(c) Capital Gains recognized other than in connection with an Exchange Date will be allocated in accordance with the Gain Share.

(d) With respect to an Exchange Date, Capital Gains will be allocated: (i) to the extent that any Losses or Capital Losses have been allocated to the Holders of Class B Certificates pursuant to Section 11.04(a), first, to the Holders of Class B Certificates, pro rata, until the sum of all amounts of Losses or Capital Losses allocated to them under Section 11.04(a) for the current and all preceding periods equals the sum of all Capital Gains allocated to them pursuant to this subsection or Section 11.03(c) for the current and all preceding periods, and (ii) thereafter according to the Gain Share.

(e) In the event of a partial redemption of the Bonds, the Gain Share is only determined with respect to Holders that are redeemed as a result thereof.

11.4 Allocations of Losses and Capital Losses. (a) Other than in connection with the occurrence of an Exchange Date, Losses and Capital Losses that result from a liquidation of the related Bonds as a result of a mandatory purchase, failure to remarket tendered Class A Certificates or redemption of any related Bonds will be allocated to the Holders of the Class B Certificates, pro rata, to the extent of their Capital Account Balances.

(b) (1) In connection with the occurrence of a Tender Option Termination Event and immediately prior to the distribution of the Bonds, Affected Bonds or sales proceeds, as applicable, to the Holders, both Losses and Capital Losses will be allocated: (i) first, to the Holders of the Affected Class A Certificates and Affected Class B Certificates on a pro rata basis in proportion to the Aggregate Outstanding Certificate Balances until their Capital Account Balances have been reduced to zero; and (ii) thereafter, to the Sponsor.

(2) In connection with the occurrence of an Exchange Date described in Section 6.06(c)(iii), and immediately prior to the distribution of Bonds or sales proceeds, as applicable, to the Holders, both Losses and Capital Losses will be allocated (i) first, to the Holders of Class B Certificates and Class A Certificates on a pro rata basis in proportion to the Aggregate Outstanding Certificate Balances until their Capital Account Balances have been reduced to zero; and (ii) thereafter, to the Sponsor.

(c) Notwithstanding anything to the contrary contained in this Article XI, any "partner nonrecourse deductions" within the meaning of Section 1.704-2(i)(2) of the Regulations will be allocated to the partner bearing the economic risk of loss for the related debt, in the manner required by Section 1.704-2(i)(1) of the Regulations.

(d) Any Loss (or item thereof) not otherwise allocated pursuant to this Article XI will be allocated to the Sponsor.

11.5 Special Allocations. (a) Notwithstanding anything to the contrary contained in this Article XI, no allocation of a loss or deduction will be made to a Holder to the extent such allocation would cause or increase an Adjusted Capital Account Deficit with respect to such Holder. In the event that any Holder unexpectedly receives adjustments, allocations or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Regulations, items of income and gain will be specially allocated to each such Holder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Holder as quickly as possible. In no event, however, will any item or items of Series Pool income that represent Market Discount be allocated to any Holder of a Class A Certificate. This Section 11.05(a) is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d)(3) of the Regulations and will be interpreted consistently therewith.

(b) (i) Notwithstanding anything to the contrary contained in this Article XI, if there is a net decrease in "partnership minimum gain" within the meaning of Section 1.704-2(d)(1) of the Regulations during any Fiscal Year, each Holder who has a share of the partnership minimum gain will be specially allocated items of Series Pool income and gain in an amount equal to such Holder's share of the net decrease in partnership minimum gain, subject to any modifications deemed appropriate by Freddie Mac to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Regulations. This subsection is intended to comply with the "*partnership minimum gain chargeback*" requirement of Section 1.704-2(f) of the Regulations and will be interpreted consistently therewith.

(ii) Notwithstanding anything to the contrary contained in this Article XI, except as otherwise provided in Section 1.704-2 (i)(4) of the Regulations, if there is a net decrease in "partner nonrecourse debt minimum gain" within the meaning of Section 1.704-2(i)(3) of the Regulations, attributable to "partner nonrecourse debt" within the meaning of Section 1.704-2(b)(4) of the Regulations during any Fiscal Year, each Holder who has a share of the partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Section 1.704-2(i)(5) of the Regulations, will be specially allocated items of Series Pool income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Holder's share of the net decrease in partner nonrecourse debt minimum gain attributable to such partner nonrecourse debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Holder pursuant thereto. The items to be so allocated will be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This subsection is intended to comply with the "*partner minimum gain chargeback*" requirement of Section 1.704-2(i)(4) of the Regulations and will be interpreted consistently therewith.

(c) To the extent an adjustment to the adjusted tax basis of any Series Pool Assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts of each of the Holders will be treated as an item of gain (if the adjustment increases the basis of the Series Pool Asset) or loss (if the adjustment decreases such basis) in respect of the relevant Series Pool Assets and such gain or loss will be specially allocated to the Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

(d) The allocations set forth in Sections 11.05(a), (b) and (c) (collectively, the "*Regulatory Allocations*") are intended to comply with certain requirements of Section 1.704-1(b) of the Regulations. By its purchase of a Class A Certificate or Class B Certificates, each Holder acknowledges that the Regulatory Allocations may not be consistent with the manner in which the Holders intend to divide Series Pool distributions. Accordingly, the Holders agree that the Regulatory Allocations will be offset with subsequent allocations of income, gain, loss, or deduction pursuant to this Section 11.05(d) (collectively, the "*Offsetting Allocations*"), so that the net amount of any Regulatory Allocations and Offsetting Allocations pursuant to this Article XI will, to the greatest extent possible, be equal to the net amount that would have been allocated to each Holder pursuant to the provisions of this Article XI if the Regulatory Allocations had not occurred.

(e) If the Partnership Factors apply, notwithstanding any other provision of the Series Certificate Agreement, during each Fiscal Year the Sponsor will be allocated a percentage of Profits, Capital Gains, Market Discount Gain, Losses and Capital Losses, and of each other item of income, gain, loss, deduction or credit not less than the Minimum Sponsor Percentage.

(f) If the Sponsor has a deficit balance in its Capital Account following a Series Termination Event and the liquidation of its Certificate (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all Fiscal Years, including the Fiscal Year during which such liquidation occurs), the Sponsor will be treated, as obligated to restore the amount of such deficit balance to the Series Pool by the end of such Fiscal Year or, if later, within 90 days after the date of such liquidation, but only to the extent of the Sponsor's legal obligations, if any, to Freddie Mac and other creditors of the Series Pool.

11.6 Tax Allocations; Code Section 704(c). (a) For federal income tax purposes, except as provided in this Section 11.06, each item of income, gain, loss, deduction and credit of the Series Pool will be allocated consistent with the allocations described in Sections 11.03 through 11.05.

(b) If there is a difference between the adjusted tax basis of any Series Pool Asset and its fair market value when such asset was contributed to the Series Pool, allocations of gain or loss and amortization of bond premium with respect to such asset, as computed for tax purposes, will be made among the Holders in a manner which takes such difference into account in accordance with Section 704(c) of the Code and Section 1.704-1(b)(4)(i) of the Regulations.

(c) All liabilities of the Series Pool (both recourse and nonrecourse) (including any reimbursement obligations under the Reimbursement Agreement) will be allocated to the Sponsor. Excess nonrecourse liabilities, if any, will be allocated to the Sponsor.

(d) Any elections or other decisions relating to such allocations will be made by Freddie Mac in any manner that reasonably reflects the purpose and intention of the Series Certificate Agreement. Allocations pursuant to this Section are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Holder's Capital Account or share of Profits, Capital Gains, Losses, Capital Losses, other items or distributions pursuant to any provision of the Series Certificate Agreement.

11.7 Allocation Among Holders. Except as otherwise provided, all amounts allocated to transferring Holders will be allocated among them in accordance with the interests held by each such Holder from time to time. Subject to applicable Regulations, all items of income, gain, expense or loss that are allocated pursuant to this Article XI for a Fiscal Year allocable to any Certificates will be allocated between the transferor and the transferee based on an interim closing of the Series Pool's books.

11.8 Tax Matters; Tax Election. It is the intention of the parties that the Series Pool will be classified as a partnership for all federal, state and local tax purposes. Each Holder and transferee of Certificates acknowledges that it will treat the Series Pool as a partnership for federal, State and local income tax purposes and that it intends and expects to be treated as a partner for such purposes. No Person is authorized to elect under Section 301.7701-3(c) of the Regulations or any applicable State or local law to have the Series Pool classified as a corporation for federal or any applicable State or local income tax purposes. Freddie Mac will have the discretion to make, or if necessary, to instruct the Administrator to take the necessary steps to make, a Monthly Closing Election on behalf of the Series Pool, in which case the Sponsor and each Holder of Certificates (by their purchase of Certificates) will be deemed to have consented to the Monthly Closing Election. The Series Pool, the Sponsor and each Holder of Certificates (by their purchase of Certificates) agrees to comply with any special tax reporting requirements applicable to the Monthly Closing Election. Additionally, Freddie Mac may at its discretion and to the extent permitted by applicable law, file a Section 761 Election to exclude the Series Pool from the application of all of the provisions of Subchapter K of Chapter 1 of the Code. Each Holder, by virtue of acquiring a Certificate in a Series of Certificates, consents, pursuant to Section 761 of the Code, to the Section 761 Election. The Sponsor will be liable for any penalties and interest on penalties imposed on the Series Pool relating to the Section 761 Election. The parties hereto agree that Freddie Mac will not act as or be deemed to be a partner for federal, state or local tax purposes by virtue of its execution and delivery of the Liquidity Facility. Freddie Mac agrees to timely file the necessary or appropriate elections and all tax returns and tax reports consistent with and based upon this Section 11.08 and neither Freddie Mac nor any Holder will take any position on any tax return or report or in any proceeding or audit which is inconsistent with this Section 11.08.

11.9 Accounting Method. The Series Pool will compute its income on the accrual method of accounting.

11.10 Tax Matters Partner. (a) If Freddie Mac is one of the Holders of Class B Certificates or if permitted by applicable law, Freddie Mac will file any required federal, state or local tax returns for the Series Pool, and will act as the "Tax Matters Partner" for the Series Pool in the manner specified in the Regulations. In any other case, the Holder of the Class B Certificates having the largest Current Class B Certificate Balance is designated as the partner responsible for filing such tax returns and as Tax Matters Partner for the Series Pool. Such Holder, however, by its acceptance of its Class B Certificate, agrees to designate Freddie Mac as its agent and attorney-in-fact in the performance of all the duties required of, or permitted to be taken by, the partner responsible for filing such tax returns and the Tax Matters Partner for the Series Pool and, if requested by Freddie Mac, to execute a power of attorney to this effect. Freddie Mac agrees to prepare such tax returns and, if permitted by applicable law, to sign and file such tax returns on behalf of the Series Pool. To the extent required by law, Freddie Mac will provided Holders with copies of any such tax returns. Freddie Mac will represent the Series Pool to the extent permitted by law in connection with any inquiry, examination or audit of the Series Pool affairs by tax authorities.

(b) Each Registered Holder and Holder by acceptance of its Certificate agrees (i) to hold the Tax Matters Partner and Freddie Mac (and any officer, director, agent, employee, member, stockholder, or Affiliate of Freddie Mac) harmless from, and (ii) in connection with any action taken at the request of such Registered Holder or Holder, to indemnify the Tax Matters Partner and Freddie Mac (and any officer, director, agent, employee, member, stockholder, or Affiliate of Freddie Mac) against, any actual out-of-pocket loss, liability, expense, damages or injury suffered, sustained or incurred to the extent that they are a direct result of any acts, omissions, or alleged acts or omissions arising out of the activities or actions of the Tax Matters Partner and Freddie Mac in connection with the performance of its duties as Tax Matters Partner or as agent or attorney-in-fact for the Tax Matters Partner, including but not limited to any penalties or interest thereon assessed under the Code or other applicable tax laws, judgments, fines, amounts paid in settlement, reasonable attorneys' fees and expenses and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim, unless such acts, omissions or alleged acts or omissions constitute fraud, gross negligence, or willful misconduct by Freddie Mac and the Tax Matters Partner, respectively.

11.11 Compliance with Code Requirements. The Administrator will comply with all requirements of the Code and other applicable tax laws with respect to the withholding from any payments made by it on any Certificates of any applicable back-up withholding taxes or other withholding taxes imposed thereon and with respect to any applicable information reporting requirements (e.g., Form 1099-B) in connection therewith; provided however, that with respect to any applicable withholding and reporting requirements relating to original issue discount or market discount, Freddie Mac will provide the Administrator with any calculations pertaining thereto.

Section 12.
AMENDMENTS

12.1 Amendments. (a) Except as provided in Section 12.01(b), without the consent of the Holders of any Class A Certificates, the Standard Terms and the Series Certificate Agreement may be amended if the conditions provided in Section 12.01(c) have been satisfied. When Freddie Mac gives the Administrator a Depositor Order, the Administrator will enter into any amendment permitted by the Series Certificate Agreement if the Administrator determines the amendment is in acceptable form.

(b) The Standard Terms may be amended in order to amend any of the provisions relating to (i) distributions and payments from the Distribution Account and Bond Payment Subaccounts, (ii) the determination of the Reset Rate and changes in the Reset Rate, (iii) the Tender Option or Tender Option Termination Events or (iv) this Section 12.01(b), if the conditions provided in Section 12.01(c) have been satisfied, *provided, that* (x) such amendments will be subject to the consent of the Holders of Class A Certificates, which consent will be evidenced by executing a Retention Notice, and (y) Holders of Class A Certificates that do not consent to such amendments by executing a Retention Notice will have their Certificates subject to Mandatory Tender.

The Administrator is authorized and agrees to join in the execution of any such amendment and to make any further appropriate agreements and stipulations that may be contained in such amendment when Freddie Mac requests such execution if the conditions to such amendment have been satisfied.

(c) No amendment to the Standard Terms or the Series Certificate Agreement will be effective without the written consent of the Sponsor and until all of the following conditions have been satisfied:

(i) Freddie Mac and the Administrator have received an Opinion of Tax Counsel satisfactory to each of them to the effect that such amendment does not adversely affect any of the prior opinions relating to federal income taxation pertaining to the Certificates;

(ii) The Required Class B Certificate Consent has been delivered to the Administrator;

(iii) The Administrator will provide notice of any proposed amendment to the Registered Holders at least 20 days prior to the effective date of such amendment. In the case of an amendment that is not a Section 12.01(b) amendment, if the Reset Rate is a Monthly Reset Rate, and the next Purchase Date or Mandatory Tender Date will occur either (i) after the proposed effective date of such amendment, or (ii) before the date which is 10 Business Days after the Registered Holders receive notice of such amendment, then Holders of Class A Certificates will be permitted to treat the Business Day preceding the proposed effective date of such amendment as a Purchase Date for purposes of exercising their Optional Tender. In the case of a Section 12.01(b) amendment, Holders of Class A Certificates who elect to retain their Class A Certificates, in accordance with Section 6.07 of the Standard Terms, will be deemed to have consented to the related amendment; and

(iv) Each applicable Rating Agency has confirmed its rating on the Class A Certificates.

The Administrator will promptly provide notice to the Sponsor, the Remarketing Agent and each applicable Rating Agency of any amendments to the Standard Terms or the Series Certificate Agreement.

12.2 Execution of Amendments. In executing any amendment permitted by this Article XII, the Administrator will be entitled to receive, and (subject to Sections 10.01 and 10.03) will be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by the Series Certificate Agreement. The Administrator may, but will not be obligated to, enter into any such amendment that affects the Administrator's own rights, duties, liabilities or immunities under the Series Certificate Agreement or otherwise.

12.3 Effect of Amendment. Upon the execution of any amendment pursuant to the provisions of this Article XII, the Series Certificate Agreement will be deemed modified and amended with respect to all Certificates, and the respective rights, limitations of rights, obligations and immunities under the Series Certificate Agreement of the Administrator, Freddie Mac, the Holders of Certificates and any other affected secured parties under the Series Certificate Agreement will thereafter be determined, exercised and enforced under the Series Certificate Agreement subject in all respects to such amendment, and all the terms and conditions of any such amendment will be deemed part of the terms and conditions of the Series Certificate Agreement for all purposes.

12.4 Reference in Certificates to Amendments. Certificates authenticated and delivered after the execution of any amendment pursuant to this Article XII may, and if required by the Administrator will, bear a notation in form approved by the Administrator as to any matter provided for in such amendment. New Certificates that are modified to conform to such amendment may be prepared and executed by Freddie Mac and authenticated and delivered by the Administrator in exchange for Outstanding Certificates.

Section 13. **TERMINATION**

13.1 Termination**.** (a) The respective obligations of Freddie Mac, the Administrator, the Remarketing Agent and the Sponsor created under the Series Certificate Agreement will terminate (other than the obligation of the Administrator to enforce any remaining obligations of Freddie Mac under Section 4.11 and to make payment to the Holders, and except with respect to the duties and obligations set forth in Sections 3.04(a), 3.05, 3.09, 4.02(d), 11.08, 11.10, 11.11, 13.02(b) and 14.09, which will survive any termination of the Series Certificate Agreement) upon the earliest of the following events (each of which is a *"Series Termination Event"*):

(i) the Series Expiration Date;

(ii) the Exchange Date on which all Certificates are exchanged for either Bonds or sales proceeds in connection with a Tender Option Termination Event or a Liquidity Failure;

(iii) the Mandatory Tender Date arising in connection with a Liquidity Provider Termination Event, a Clean-Up Event, or, if applicable, following a Sponsor Act of Bankruptcy (collectively, a "*Terminating Mandatory Tender Date*"); or

(iv) the date on which the Optional Disposition Right has been exercised with respect to the last Class A Certificate (unless such Class A Certificate has been remarketed).

Any termination of the Series Certificate Agreement on the Series Expiration Date will be effected as provided in Section 13.02. Any termination of the Series Certificate Agreement on the Exchange Date following the occurrence of a Tender Option Termination Event will be effected as provided in Sections 7.01 and 13.04. Any termination of the Series Certificate Agreement on the Exchange Date following the occurrence of a Liquidity Failure will be effected as described in as provided in Sections 6.06(c)(iii), 13.01(b) and 13.04. Any termination of the Series Certificate Agreement upon the occurrence of a Terminating Mandatory Tender Date will be effected as provided in Sections 13.01(b) and 13.03. Any termination of the Series Certificate Agreement on the date on which the Optional Disposition Right has been exercised with respect to the last Class A Certificate described above will be effected as provided in Sections 7.05 and 13.01(b). The Administrator will promptly provide notice to Freddie Mac, the Sponsor, the Remarketing Agent and each applicable Rating Agency of any Series Termination Event.

(b) On the Exchange Date, the applicable Terminating Mandatory Tender Date, or the applicable Optional Disposition Date described in Section 13.01(a)(iv), (i) the amounts, if any, on deposit in the Bond Payment Subaccount—Interest, or Bond Payment Subaccount--Principal, to the extent not previously distributed, will be distributed to the Holders based on their respective Current Certificate Balances and in accordance with their positive Capital Account Balances, and (ii) the amount in the Bond Payment Subaccount – Holdback, will be distributed to the Holders of Class B Certificates.

(c) So long as the Sponsor maintains the Minimum Sponsor Interest and a Series Termination Event has not occurred, the Series Pool will continue in full force and effect. The Series Pool will not terminate prior to the occurrence of a Series Termination Event.

13.2 Final Distribution on the Series Expiration Date**.** (a) The Administrator will give written notice to the Holders of the pending termination of the obligations and responsibilities of Freddie Mac, the Administrator, the Remarketing Agent and the Sponsor under the Series Certificate Agreement when the Series Expiration Date occurs. Such written notice will specify (i) the date on which the Administrator expects the final payment or distribution of principal will be made, but only upon presentation and surrender of such Certificates for cancellation at the principal office of the Administrator specified in such notice, (ii) the expected amount of such final payment or distribution, and (iii) that the Regular Record Date otherwise applicable with respect to such payment or distribution is not applicable, and that such payment or distribution will be made only to the Holders presenting and surrendering such Certificates at the principal office of the Administrator specified in such notice.

Even though a Certificate is surrendered when the final distribution of principal with respect to that Certificate is made, if interest or redemption premium with respect to such Certificate will be distributable pursuant to the Series Certificate Agreement on a date after such final distribution of principal, the Administrator will make such distribution from amounts deposited with respect to such interest or redemption premium in the related Distribution Account in accordance with the Series Certificate Agreement.

(b) Even after the Series Certificate Agreement terminates on the Series Expiration Date, any funds not distributed to any Holder of Certificates on the Redemption Date established for the final distribution on such Certificates because of the failure of such Holder to tender its Certificates will, on such Redemption Date, be set aside and credited to the account of the applicable non-tendering Holder. If any Certificates as to which notice of the pendency of the final distribution has been given as described in the second preceding paragraph have not been surrendered for cancellation within six months after the time specified in such notice, the Administrator will mail a second notice to the remaining non-tendering Holders to surrender their Certificates for cancellation in order to receive the final distribution with respect to their Certificates. If within one year after the second notice all Certificates have not been surrendered for cancellation, the Administrator will, directly or through an agent, make a reasonable effort to contact the remaining non-tendering Holders concerning surrender of their Certificates. The costs and expenses of maintaining the funds and of contacting such Holders will be paid out of the assets remaining in such funds prior to any distribution to such Holders. If within two years after the second notice any Certificates have not been surrendered for cancellation, the Administrator will thereafter hold such amounts for the benefit of such Holders, subject to any applicable escheat statutes. Any amounts held as described above will not be invested. No interest will accrue or be payable to any Holder on any amount held as a result of the Holder's failure to surrender its Certificates for final payment in accordance with this paragraph.

If the Aggregate Outstanding Class B Certificate Balance has not been reduced to zero after the final distributions pursuant to the provisions of Article IV and this Section 13.02 have been effected, all Class B Certificates will nonetheless be surrendered at the principal office of the Administrator. On the Series Expiration Date or as soon as practicable thereafter, the Bonds will be sold to the extent necessary to pay any accrued and unpaid expenses of the Series Pool (including, but not limited to, any unpaid Administrator Fee, Administrator Advances, Daily Administrator Advance Charges, Freddie Mac Fee, Servicing Fee and Remarketing Agent Fee). The remaining Bonds will be distributed to the Pledge Custodian to be held pursuant to the Reimbursement Agreement.

13.3 Terminating Mandatory Tender Date**.** (a) The Administrator will give written notice to the Registered Holders of the pending termination of the obligations and responsibilities of Freddie Mac, the Sponsor, the Remarketing Agent and the Administrator under the Series Certificate Agreement on a Terminating Mandatory Tender Date together with the notice of Mandatory Tender provided in Article VI.

(b) By the close of business on the related Terminating Mandatory Tender Date, the Administrator will liquidate the Series Pool in accordance with the following provisions. On the second Business Day immediately preceding the Terminating Mandatory Tender Date, the Administrator will solicit three bids to purchase the Bonds from Persons other than the Specified Parties and which customarily provide such bids, including but not limited to investment dealers and brokers that customarily deal in municipal bonds, determined for the Business Day immediately preceding the Terminating Mandatory Tender Date.

(c) On the Terminating Mandatory Tender Date, the Administrator will sell the Bonds to the extent necessary to pay (i) any accrued and unpaid expenses of the Series Pool (including, but not limited to, Administrator Fee, Freddie Mac Fee, Administrator Advances, Daily Administrator Advance Charges, Servicing Fee and Remarketing Agent Fee) and (ii) Hypothetical Gain Share, if any, as calculated by the Administrator, to the extent unpaid by any Holder or Holders of Class B Certificates at their election after inquiry by the Administrator. The remaining Bonds will be distributed to the Pledge Custodian to be held pursuant to the Reimbursement Agreement.

(d) The Administrator will calculate and pay Hypothetical Gain Share, if any, in addition to the Purchase Price on the Terminating Mandatory Tender Date to the Holders of Class A Certificates tendered on the Terminating Mandatory Tender Date from (i) first, amounts provided by the Holders of Class B Certificates to the Administrator on such Terminating Mandatory Tender Date at their election after inquiry by the Administrator and (ii) second, from sales proceeds as described in Section 13.03(c).

(e) When the distributions required pursuant to Section 13.03 have been completed, all Class A Certificates and Class B Certificates will be canceled.

13.4 Exchange Date. (a) The Administrator will provide written notice of the pending termination of the responsibilities of Freddie Mac, the Sponsor, the Remarketing Agent and the Administrator under the Series Certificate Agreement arising from an Exchange Date. The termination of the Series Pool will be governed by the applicable provisions in the following paragraphs.

(b) Liquidity Failure or Tender Option Termination Event Relating to Rating Downgrade. If the Exchange Date arises from a Liquidity Failure or a Tender Option Termination Event described in Section 7.01(a)(iii) hereof, the following provisions will govern.

(i) On the Business Day immediately preceding such Exchange Date, the Administrator will solicit at least three commitments to purchase the Bonds from Persons, other than Specified Parties, which customarily provide such bids, including but not limited to investment dealers and brokers that customarily deal in municipal bonds. In the case of either a Liquidity Failure or a Tender Option Termination Event described in Section 7.01(a)(iii) hereof, if the Bonds can be sold for a price that is at least equal to the sum of the amounts specified in clauses (A) through (C) of the next subparagraph (the "Total Termination Required Exchange Price"), the Series Pool will be liquidated in accordance with the provisions of Section 13.04(b)(ii). In the case of either a Liquidity Failure or a Tender Option Termination Event described in Section 7.01(a)(iii) hereof, if the Bonds cannot be sold for a price that is at least equal to the Total Termination Required Exchange Price, Freddie Mac will elect that the Bonds be subject to mandatory purchase from the Series Pool at the Release Purchase Price and declare a Release Event for such purpose, and the Administrator will distribute the proceeds from such funding of such Release Event in the order provided in Section 13.04(b)(ii). If there is any failure in the funding of such Release Event which failure continues for a period of three (3) Business Days, the Series Pool will be liquidated in accordance with the provisions of Section 13.04(b)(iii).

(ii) If the Bonds can be sold for a price that is at least equal to the Total Termination Required Exchange Price, the Administrator will sell the Bonds on the Exchange Date to the party that has committed, by the close of the Administrator's business on the Business Day preceding the Exchange Date, to purchase the Bonds at the Commitment Price; however, if any Specified Party commits to purchase the Bonds at a price that is at least the Commitment Price, the Bonds will be sold to such Specified Party, with priority given, first, to Holders of Class B Certificates, and second, to Freddie Mac. Immediately upon the disposition of the Bonds in accordance with this subparagraph, the Administrator will distribute the liquidation proceeds from the sale of Bonds: (A) first, to pay any accrued and unpaid expenses of the Series Pool (including, but not limited to any Administrator Fee, Freddie Mac Fee, Administrator Advance, Daily Administrator Advance Charges, Servicing Fee and Remarketing Agent Fee); (B) second, to pay the Holders of Class A Certificates an amount equal to their Current Certificate Balances plus the accrued but unpaid Required Class A Certificate Interest Distribution Amount thereon; (C) third, to pay to the Holders of Class B Certificates an amount equal to their Current Certificate Balance; (D) fourth, to pay to Holders of Class A Certificates the amount of each such Holder's Capital Account Balance (after taking into account all allocations pursuant to Article XI of these Standard Terms and amounts previously distributed pursuant to clause (B)) as determined by Freddie Mac in accordance with Section 11.02 (generally, Gain Share as calculated pursuant to the Series Certificate Agreement); and (E) fifth, to pay to the Holders of Class B Certificates the amount of each such Holder's remaining Capital Account Balance (after taking into account all allocations pursuant to Article XI of these Standard Terms and previously distributed pursuant to clause (C)) as determined by Freddie Mac in accordance with Section 11.02 (including Gain Share and Market Discount Share).

(iii) In the case of either a Liquidity Failure or a Tender Option Termination Event descried in Section 7.01(a)(iii) hereof, if the Bonds cannot be sold for a price that is at least equal to the Total Termination Required Exchange Price and the funding of a Release Event does not occur as provided in Section 13.04(b)(i) hereof, the Series Pool will be liquidated as follows on the Exchange Date:

(A) With respect to each Bond, the Administrator will sell a principal amount of such Bond equal to the portion of the Outstanding Bond Balance necessary to generate proceeds sufficient to pay any accrued and unpaid expenses of the Series Pool (including, but not limited to any Administrator Fee, Freddie Mac Fee, Administrator Advances, Daily Administrator Advance Charges and Remarketing Agent Fee), determined by multiplying the sum of such expenses by the ratio of the Outstanding Bond Balance to the Aggregate Outstanding Bond Balance; and

(B) After completing the sale required pursuant to preceding clause (A), the Administrator will distribute each Bond, on a pari passu basis, to the Holders of Class A Certificates and the Holders of Class B Certificates as follows: (i) to the Holders of Class A Certificates, on a pro rata basis, the product of (A) the remaining Outstanding Bond Balance and (B) the ratio of their Current Certificate Balance to the Aggregate Outstanding Certificate Balance; and (ii) to the Holders of Class B Certificates, on a pro rata basis, the product of (A) the remaining Outstanding Bond Balance and (B) the ratio of their Current Certificate Balance to the Aggregate Outstanding Certificate Balance.

(iv) Upon the completion of the distributions required pursuant to the preceding two subparagraphs, all Class B Certificates and Class A Certificates will be canceled.

(c) Tender Option Termination Event Relating to Failure to Pay or Taxability. (i) If the Exchange Date arises from a Tender Option Termination Event as described in Section 7.01(a)(i) or (ii) hereof, the following provisions will govern. By the close of business on the Exchange Date, the Administrator will use its best efforts to sell the Affected Bonds. On the Business Day immediately preceding such Exchange Date, the Administrator will solicit at least three commitments to purchase the Affected Bonds from Persons, other than Specified Parties, which customarily provide such bids, including but not limited to investment dealers and brokers that customarily deal in municipal bonds. In the case of a Tender Option Termination Event under either Section 7.01(a)(i) or (ii), if the Affected Bonds can be sold for a price that is at least equal to the sum of the amounts specified in clauses (A) through (C) of the next subparagraph (the "Partial Termination Required Exchange Price"), the Series Pool will be liquidated in part in accordance with Section 13.04(c)(ii). In the case of a Tender Option Termination Event under Section 7.01(a)(i), if the Affected Bonds cannot be sold for a price that is at least equal to the Partial Termination Required Exchange Price, the Series Pool will be liquidated in part in accordance with the provisions of Section 13.04 (c)(iii). In the case of a Tender Option Termination Event under Section 7.01(a)(ii), if the Affected Bonds cannot be sold for a price that is at least equal to the Partial Termination Required Exchange Price, Freddie Mac will elect that the Affected Bonds be subject to mandatory purchase from the Series Pool at the Release Purchase Price and declare a Release Event for such purpose, and the Administrator will distribute the proceeds from such funding of such Release Event in the order provided in Section 13.04(c)(ii). If there is any failure in the funding of such Release Event which failure continues for a period of three (3) Business Days, the Series Pool will be liquidated in part in accordance with the provisions of Section 13.04(c)(iii).

(ii) If the Affected Bonds can be sold for a price that is at least equal to the Partial Termination Required Exchange Price, the Administrator will sell Affected Bonds on the Exchange Date to the party that has committed, by the close of the Administrator's business on the Business Day preceding the Exchange Date, to purchase the Affected Bonds at the Commitment Price; however, if any Specified Party commits to purchase the Affected Bonds at a price that is at least the Commitment Price, the Affected Bonds will be sold to such Specified Party, with priority given, first, to Holders of Class B Certificates and second, to Freddie Mac. Immediately upon the disposition of the Affected Bonds in accordance with this subparagraph, the Administrator will distribute the liquidation proceeds from the sale of Affected Bonds: (A) first, to pay any allocable accrued and unpaid expenses of the Series Pool (including, but not limited to any Administrator Fee, Freddie Mac Fee, Administrator Advances, Daily Administrator Advance Charges, Servicing Fee and Remarketing Agent Fee), determined by multiplying the sum of such expenses by the ratio of the principal balance of the Affected Bonds to the Aggregate Outstanding Bond Balance; (B) second, to pay the Holders of Class A Certificates an amount equal to the sum of (1) the product of the principal balance of the Affected Bonds and the ratio of their Current Certificate Balances to the Aggregate Outstanding Certificate Balance and (2) the accrued but unpaid Required Class A Certificate Interest Distribution Amount thereon; (C) third, to pay to the Holders of Class B Certificates an amount equal to the product of the principal balance of the Affected Bonds and the ratio of their Current Certificate Balances to the Aggregate Outstanding Certificate Balance; (D) fourth, to pay to Holders of Class A Certificates Gain Share determined by Freddie Mac in accordance with Section 11.02; and (E) fifth, to pay the balance to the Holders of Class B Certificates.

(iii) In the case of a Tender Option Termination Event under Section 7.01(a)(i) or Section 7.01(a)(ii) hereof, if the Affected Bonds cannot be sold for a price that is at least equal to the Partial Termination Required Exchange Price (and in the case of a Tender Option Termination Event under Section 7.01(a)(ii), the funding of a Release Event does not occur as provided in Section 13.04(c)(i) hereof), the Series Pool will be liquidated in part as follows on the Exchange Date:

(A) With respect to each Affected Bond, the Administrator will sell the portion of the outstanding balance necessary to generate proceeds sufficient to pay any allocable accrued and unpaid expenses of the Series Pool (including, but not limited to any Administrator Fee, Freddie Mac Fee, Administrator Advances, Daily Administrator Advance Charges, Servicing Fee and Remarketing Agent Fee), determined by multiplying the sum of such expenses by the ratio of the outstanding balance of such Bond to the Aggregate Outstanding Bond Balance; and

(B) After completing the sale required pursuant to preceding clause (A), the Administrator will distribute each Affected Bond, on a pari passu basis, to the Holders of Class A Certificates and the Holders of Class B Certificates as follows: (1) to the Holders of Class A Certificates on a pro rata basis, the product of (a) the remaining outstanding balance of such Affected Bond and (b) the ratio of their Current Certificate Balance to the Aggregate Outstanding Certificate Balance; and (2) to the Holders of Class B Certificates, on a pro rata basis, the product of (a) the remaining outstanding balance of such Affected Bond and (b) the ratio of their Current Certificate Balance to the Aggregate Outstanding Certificate Balance.

(iv) Upon the completion of the distributions required pursuant to this Section 13.04(c), (A) corresponding adjustments will be made to Capital Account Balances and Current Certificate Balances to reflect such distributions, (B) a corresponding adjustment will be made to the Liquidity Commitment, (C) the Affected Certificates will be deemed canceled and then Outstanding Certificates with Current Certificate Balances reflecting such adjustments will not be considered Affected Certificates for purposes of the Series Certificate Agreement, and (D) the related Tender Option Termination Event will no longer be considered to be continuing for purposes of the Series Certificate Agreement.

Section 14.
MISCELLANEOUS

14.1 Acts of Holders**.** (a) Any request or other action provided by the Series Certificate Agreement to be given or taken by Holders may be evidenced by one or more instruments of substantially similar tenor signed by such Holders or their agents; and, except as otherwise expressly provided in the Series Certificate Agreement, such action will become effective when such instrument or instruments are delivered to the Administrator and Freddie Mac. (Such an instrument is sometimes referred to in the Series Certificate Agreement as the *"action"* of the Holders signing such instrument). Proof of execution of any such instrument, or of the appointment of any such agent, will be sufficient for any purpose of the Series Certificate Agreement and (subject to Section 10.01) conclusive in favor of the Administrator and Freddie Mac, if made in the manner provided in this Section.

(b) Any action by the Holder of any Certificate will bind its successor Holder whether or not notation of such action is noted upon such Certificate.

14.2 Notices. Unless otherwise specified, all communications under the Series Certificate Agreement must be in writing and will be deemed duly given if personally delivered to, mailed by first-class mail, postage prepaid, or sent by Electronic Notice and confirmed by first-class mail, postage prepaid, addressed to: (i) in the case of Freddie Mac, Federal Home Loan Mortgage Corporation, 8100 Jones Branch Drive, Mail Stop B4Q, McLean, Virginia 22102, Attention: Director of Multifamily Management and Information Control, Telephone No.: (703) 903-2000, Facsimile No.: (703) 714-3273; Federal Home Loan Mortgage Corporation, 8200 Jones Branch Drive, McLean, Virginia 22102, Attention: Associate General Counsel – Multifamily Legal Department, Telephone No.: (703) 903-2000, Facsimile: No.: (703) 903-2885; Federal Home Loan Mortgage Corporation, 8100 Jones Branch Drive, Mail Stop B4F, McLean, Virginia 22102, Attention: Director of Multifamily Loan Servicing, Telephone No.: (703) 714-3003, Facsimile No.: (703) 903-2000; and (ii) in the case of the Remarketing Agent, as provided in the Remarketing Agreement or, as to each such Person, at such other address designated by such Person in a written notice to each other such Person.

14.3 Notices to Holders; Waiver. Unless otherwise specified, wherever the Series Certificate Agreement provides for notice to Registered Holders of any event, such notice will be deemed to be sufficiently given (whether or not received) if given by mail, first-class postage prepaid, to each Registered Holder at such Registered Holder's address as it appears on the Certificate Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Registered Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Registered Holder will affect the sufficiency of such notice with respect to any other Registered Holder, and any notice that is mailed in the manner provided in this Section will conclusively be presumed to have been properly given. In addition, the Administrator will provide to the Registered Holders, upon the request of the Holders of Certificates, the names and contacts of the Holders that have been provided by the Remarketing Agent (to the extent that the Remarketing Agent can ascertain the identity of the beneficial owners without expense and through the use of commercially reasonable methods) and certain notices as prescribed by the Remarketing Agreement.

14.4 Successors and Assigns. All covenants and agreements of Freddie Mac set forth in the Series Certificate Agreement will bind its successors and assigns.

14.5 Severability. If any provision of the Series Certificate Agreement or the Certificates is determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

14.6 Benefits of Series Certificate Agreement. Nothing in the Series Certificate Agreement or in the Certificates, express or implied, will give to any Person, other than the parties to the Series Certificate Agreement and their successors, the Remarketing Agent and the Holders, any benefit of any legal or equitable right, remedy or claim under the Series Certificate Agreement.

14.7 Governing Law. The Series Certificate Agreement and each Certificate will be construed, and the rights and obligations of Freddie Mac and the Administrator under the Series Certificate Agreement will be determined, in accordance with federal statutory or common law ("Federal law"). Insofar as there may be no applicable rule or precedent under Federal law, and insofar as to do so would not frustrate the purposes of any provision of the Freddie Mac Act, the local law of the State of New York will be deemed reflective of Federal law. The parties agree that any legal actions between Freddie Mac and the Administrator or the Holders regarding each party under the Series Certificate Agreement will be originated in the United States District Court in and for the Eastern District of Virginia, and the parties hereby consent to the jurisdiction and venue of said Court in connection with any action or proceeding initiated concerning the Series Certificate Agreement.

14.8 Counterparts. The Series Certificate Agreement may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same instrument.

14.9 Non-Petition Covenants. The Administrator, in its individual capacity, agrees, and it is a condition to the appointment of any successor Administrator, co-Administrator or separate Administrator, and to the appointment of the Certificate Registrar, that the Person so appointed will agree, in its individual capacity, and the Sponsor agrees, that it will not, at any time, consent, petition or otherwise invoke the process of the United States, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government for the purpose of commencing or sustaining a case by or against Freddie Mac or the Series Pool under a federal or state bankruptcy, insolvency or similar law, or for the appointment of a receiver of Freddie Mac or the Series Pool, or all or any part of their respective property or assets, or ordering the winding up or liquidation of the affairs of Freddie Mac or the Series Pool. Freddie Mac agrees that it will not, at any time, consent, petition or otherwise invoke the process of the United States, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government for the purpose of commencing or sustaining a case by or against the Series Pool under a federal or state bankruptcy, insolvency or similar law, or for the appointment of a receiver of the Series Pool or all or any part of the Series Pool's property or assets, or ordering the winding up or liquidation of the affairs of the Series Pool. Each such agreement will survive any termination of the Series Certificate Agreement and the subsequent removal of such Person from its capacity under the Series Certificate Agreement.

[End of Standard Terms]

EXHIBIT A

Exhibit A to Standard Terms

DEFINITIONS

"*Accreted Price*" means, with respect to any Bond, the Deposit Price, adjusted for (i) the amortization of bond premium or the accrual of original issue discount, if any, as determined under applicable Code provisions, and (ii) the Accrued Market Discount, if any, calculated with respect to such Bond.

"*Accrual Commencement Date*" means the date upon which interest begins accruing on the Certificates.

"*Accrual Period*" means (i) as to the First Payment Date, the period that begins on (and includes) the Accrual Commencement Date, and ends on (and excludes) the first day of the month in which such Payment Date occurs and (ii) as to any other Payment Date, the calendar month preceding that Payment Date. The Accrual Period for each Payment Date ends fifteen days prior to the related Payment Date except when the fifteenth day is not a Business Day, in which event the Accrual Period ends more than fifteen days in advance of such Payment Date.

"*Accrued Interest on the Bonds*" means the amount set forth in the Series Certificate Agreement representing the portion of the interest on the Bonds that accrued prior to the Accrual Commencement Date.

"*Accrued Market Discount*" means, with respect to any Bond that is a "market discount bond" as defined in Section 1278(a) of the Code, determined as of the date such Bond is transferred to the Series Pool, the accrued market discount as defined in Section 1276(b) of the Code, calculated on a straight-line basis (without regard to whether the election set forth in Section 1276(b)(2)(A) of the Code had been made) and assuming no election has been made under Section 1278(b) of the Code.

"*Act of Bankruptcy*" shall mean an Owner or the Sponsor, as applicable, (i) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency, reorganization, liquidation or dissolution law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation; (v) has a resolution passed for its winding-up or liquidation (other than pursuant to a consolidation, amalgamation or merger); (vi) seeks or becomes subject to the appointment of a receiver, administrator, conservator, liquidator, custodian, trustee or other similar official for it or for all or substantially all of its assets; (vii) has a secured party or other creditor take possession of all or substantially all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets; (viii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in the preceding clauses (i) to (vii) (inclusive); or (ix) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

"*Adjusted Capital Account Deficit*" will mean, with respect to any Holder, the deficit balance, if any, in such Holder's Capital Account (as hereinafter defined) as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Holder is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(b) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Regulations.

"*Administrator*" means Freddie Mac, until a successor Person has been appointed the Administrator pursuant to the applicable provisions of the Series Certificate Agreement, and thereafter "Administrator" means such successor Person.

"*Administrator Advance*" means an advance by the Administrator to Holders of Class A Certificates pursuant to Section 4.09 of the Standard Terms.

"*Administrator Advance Charges*" means charges for the benefit of the Administrator in the aggregate amount of the Daily Administrator Advance Charges.

"*Administrator Fee*" means, if applicable, the annual amount payable to the Administrator (if other than Freddie Mac), determined by multiplying the Administrator Fee Rate by the Aggregate Outstanding Bond Balance.

"*Administrator Fee Rate*" means, if applicable, the rate set forth in the Series Certificate Agreement or provided by notice from Freddie Mac to the Administrator and the Sponsor.

"*Affected Bond*" means, (i) in the case of a Tender Option Termination Event relating to a rating downgrade as described in clause (c) of the definition of Tender Option Termination Event, each Bond; and (ii) in the case of a Tender Option Termination Event relating to a failure to pay or an event of taxability as described in clauses (a) or (b) of the definition of Tender Option Termination Event, each Bond giving rise to such event.

"*Affected Certificate*" means, upon the occurrence of a Tender Option Termination Event, each Certificate until the distributions required by Section 13.04 of the Standard Terms have been made.

"*Affiliate*" means, with respect to any specified Person, any other Person controlling, controlled by or under common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

“*Aggregate Outstanding Bond Balance*” means the aggregate of the Outstanding Bond Balances.

“*Aggregate Outstanding Certificate Balance*” means, as of any date of determination, the sum of the Aggregate Outstanding Class A Certificate Balance and the Aggregate Outstanding Class B Certificate Balance.

“*Aggregate Outstanding Class A Certificate Balance*” means, as of any date of determination, the aggregate of the Current Class A Certificate Balances.

“*Aggregate Outstanding Class B Certificate Balance*” means, as of any date of determination, the aggregate of the Current Class B Certificate Balances.

“*Agreement*” means the Series Certificate Agreement, into which is incorporated the Standard Terms, including all exhibits, schedules, supplements, appendices and amendments to each.

“*Asset(s)*” and “*Series Pool Asset(s)*” means (i) the Bonds and all Bond Payments made from and after the Date of Original Issue and certificates and instruments, if any, representing the Bonds, (ii) the Distribution Account (including any amounts held therein), (iii) the Credit Enhancement and the Liquidity Facility and (iv) all proceeds of the foregoing of every kind and nature.

“*Authorized Denomination*” means, with respect to any Class A Certificate, an initial certificate balance of at least $5,000 with integral multiples of $5,000 in excess thereof, and with respect to any Class B Certificate, an initial certificate balance of at least $5,000, subject to, with respect to any Certificate, necessary adjustments due to redemptions after the Date of Original Issue.

“*Available Funds*” means with respect to any Payment Date, the sum of the deposit into the Distribution Account or related subaccount pursuant to Section 4.02 of the Standard Terms and any other funds available to the Administrator for payment to the Holders, including Administrator Advances; provided that Administrator Advances may only be treated as Available Funds for the purpose of making payments of the Required Class A Certificate Interest Distribution Amount.

"Available Interest Amount" means, as of any date of determination, accrued and to accrue Bond interest from the beginning of the Accrual Period to the next Reset Date, described as follows. Available Interest Amount is only used in the context of establishing the Maximum Reset Rate where all the Bonds are not fixed rate bonds and is only calculated on a Reset Date. Accrued and to accrue Bond interest will be determined on a Bond by Bond basis as the product of the Bond Rate and the related Outstanding Bond Balance, calculated for each preceding day in the applicable Accrual Period and each day up to and including the next Reset Date; however, if the Bond Rate has not been determined for any day up to and including the next Reset Date, then the Bond Rate for such day will be deemed to be the minimum stated rate of interest on the Bonds. Available Interest Amount will never be more than interest on the Bonds regardless of any calculation previously made. Available Interest Amount is expressed as the variable "AIA" in the following formula:2

AIA = AI+TAI
where
AI = accrued interest for each preceding day in the Accrual Period

TAI = interest that will accrue for each day up to and including the next Reset Date (but only at the minimum stated interest unless the interest rate is known)

2 Example 1:

Assumptions:1. Bonds bear variable interest tied to the SIFMA Municipal Swap Index ("SIFMA") are reset on the same day as a Weekly Reset Date.

2. The applicable Weekly Reset Date is the beginning of the third reset period following the beginning of the Accrual Period, so there are 14 days of prior interest accrual.

3. During the first accrual week, SIFMA interest was 2.0%; during the second accrual week, SIFMA interest was 2.5%. SIFMA is established for the third week at 2.3%.

4. $100,000,000 in Outstanding Bond Balance

Interest Accruals:1. First Week = $100,000,000 times 2% divided by 365 times 7 = $38,356.16
2. Second Week = $100,000,000 times 2.5% divided by 365 times 7 = $47,945.20
3. Third Week = $100,000,000 times 2.3% divided by 365 times 7 = $44,109.58
So Available Interest Amount = $130,410.94

Example 2: Same assumptions except that the Reset Date is a Monthly Reset Date in a 31 day month. Interest accruals are the same. Note that because we cannot determine the SIFMA for the last 10 days of the month, no additional accrued interest on the Bonds can be projected and taken into account. So Available Interest Amount is the same as Example 1, or $130,410.94

Example 3: Same assumptions except that the Reset Date is a Term Reset Date with a period of 6 months. Interest accruals are the same as in Example 1. So Available Interest Amount is the same as Example 1, or $130,410.94

"*Available Remarketing Class A Certificates*" means (i) Tendered Class A Certificates, (ii) Class A Certificates subject to Mandatory Tender (A) on a Term Effective Date (that is not a Reset Rate Method Change Date), (B) on a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Weekly Reset Rate Method or a Monthly Reset Rate Method to a Monthly Reset Rate Method or a Term Reset Rate Method, (C) on a Reset Rate Method Change Date relating to a change (but not a continuation) in the Reset Rate Method from a Term Reset Rate Method or a Monthly Reset Rate Method to a Weekly Reset Rate Method or Monthly Reset Rate Method, (D) the date on which an amendment to the Standard Terms described in Section 12.01(b) becomes effective and (E) the date on which a successor Sponsor is appointed pursuant to Section 3.08 of the Standard Terms, and (iii) Class A Certificates with respect to which the Holder thereof has exercised the Optional Disposition Right. Available Remarketing Class A Certificates do not include Pledged Class A Certificates that are purchased in connection with a Special Adjustment Event.

"*Bankruptcy Code*" means the United States Bankruptcy Code of 1978, as amended in 1986 and as it may be further amended from time to time (Title 11 of the United States Code), and any successor statute thereto.

"*Bankruptcy Coverage Payments*" means any payments that are made in accordance with the Credit Enhancement with respect to amounts recovered after disgorgement pursuant to the Bankruptcy Code or under any applicable banking laws.

"*Bond Counsel*" means any attorney at law, or firm of attorneys, of nationally recognized standing in matters pertaining to the exclusion from gross income of interest on bonds for federal income tax purposes, issued by states and political subdivisions, and which is acceptable to Freddie Mac and to the Sponsor.

"*Bond Documents*" means, with respect to any Bond, the trust indenture, ordinance, resolution and any other agreements or instruments pursuant to which such Bond has been issued or secured (including any loan agreement, note, mortgage, deed of trust or any rate cap or interest rate protection agreement delivered to the applicable Bond Trustee) or governing the operation of the Project financed by such Bond, as the same may be amended or supplemented from time to time.

"*Bondholder Representative*" means Freddie Mac, in its capacity as bondholder representative, controlling party or majority owner of the Bonds, as applicable, under the Bond Documents.

"*Bond Interest Payment Date*" means the dates in each year on which interest is paid on the Bonds. Such dates are set forth in the Series Certificate Agreement.

"*Bond Mortgage*" means, with respect to each Project, the multifamily deed of trust or mortgage, as applicable, assignment of rents, security agreement and fixture filing delivered on the closing date for the related Bonds, together with all riders and addenda, from the Owner of the Project granting a first priority mortgage and security interest in the Project to secure the repayment of the Bond Mortgage Loan, which Bond Mortgage has been assigned by the Issuer to the Bond Trustee pursuant to the Indenture.

"*Bond Mortgage Loan*" means, with respect to each issue of Bonds, the loan by the Issuer to the Owner with respect to the Project in an amount equal to the aggregate principal amount of such issue of Bonds.

"*Bond Mortgage Documents*" means, with respect to each Bond Mortgage Loan, the Bond Mortgage, the Bond Mortgage Note, the LURA, the Loan Agreement and any related documents evidencing the obligations of the Owner under the Bond Mortgage Note or securing payment or performance of such obligations or otherwise pertaining to such obligations, including any HUD Document, as each such document, agreement or instrument may be amended, modified or supplemented from time to time.

"*Bond Mortgage Note*" means, with respect to each Bond Mortgage Loan, the promissory note from the Owner to the Issuer, including all riders and addenda, evidencing the Owner's obligation to repay the Bond Mortgage Loan, as the same may be amended, modified or supplemented from time to time, which Bond Mortgage Note has been assigned by the Issuer to the Bond Trustee.

"*Bond Payment Subaccount—Holdback*" means the subaccount of the Distribution Account established pursuant to Section 4.02(a) of the Standard Terms into which payments up to the amount of the Holdback Requirement are deposited by the Administrator.

"*Bond Payment Subaccount—Interest*" means the subaccount of the Distribution Account established pursuant to Section 4.02(a) of the Standard Terms into which interest payments on the Bonds are deposited by the Administrator.

"*Bond Payment Subaccount—Principal*" means the subaccount of the Distribution Account established pursuant to Section 4.02(a) of the Standard Terms into which principal and Bond Redemption Premium payments on the Bonds and Hypothetical Gain Share are deposited by the Administrator.

"*Bond Payments*" means any payments of principal, Bond Redemption Premium or interest on any Bond (whether derived from amounts paid by or on behalf of the Issuer of or other obligor on the Bond, Freddie Mac, or otherwise) other than Bankruptcy Coverage Payments.

"*Bond Rate*" means, with respect to any Bond, as of any date of determination, the then applicable rate of interest payable on such Bond.

"*Bond Redemption Date*" means, with respect to any Bond, the date on which such Bond is redeemed pursuant to the applicable Bond Documents.

"*Bond Redemption Premium*" means, with respect to any Bond, any portion of a payment made in connection with the redemption of all or a portion of the Outstanding Bond Balance that is in excess of the sum of (i) the Outstanding Bond Balance or the portion of such Outstanding Bond Balance that was redeemed, as the case may be, and (ii) interest accrued at the Bond Rate on the applicable Outstanding Bond Balance (if any) from and including the last Bond Interest Payment Date to but excluding the Bond Redemption Date.

"*Bond Trustee*" means, with respect to any Bond, the financial institution designated as trustee for such Bond and any separate paying agent therefor, pursuant to the applicable Bond Documents. The term "Bond Trustee" will also be deemed to refer to, with respect to any series of Bonds, any separate paying agent for that series of Bonds.

"*Bonds*" means, collectively, the securities identified in the Series Certificate Agreement on the Date of Original Issue and "Bond" shall mean any one of such Bonds. The term "Bonds" shall include municipal securities as well as custodial receipts, trust receipts or any other similar instrument evidencing an ownership interest in municipal securities held in a pass-through arrangement.

"*Business Day*" means any day other than (i) a Saturday or a Sunday, (ii) a day on which federal government offices located in the District of Columbia generally are closed, (iii) a day on which the Federal Reserve Bank of New York (or other agent acting as Freddie Mac's fiscal agent) is authorized or obligated by law or executive order to remain closed, (iv) a day on which the Freddie Mac permanent home office is closed, (v) a day on which DTC is authorized or obligated by law or executive order to remain closed or (vi) a day on which (a) banking institutions in the City of New York or in the city in which the principal office of the Administrator, the Remarketing Agent or Freddie Mac is located are closed or (b) the New York Stock Exchange is authorized or obligated by law or executive order to be closed.

"*Capital Account*" means the capital account established and maintained for each Holder pursuant to Section 11.02 of the Standard Terms.

"*Capital Account Balance*" means the Capital Account balance for each Holder adjusted pursuant to Section 11.02 of the Standard Terms for all events having occurred immediately prior to the time of determination.

"*Capital Contribution*" will mean the amount of money, and the Fair Market Value of any property other than money, contributed to the Series Pool pursuant to Article II of the Standard Terms by a Holder or any amount paid by the Sponsor pursuant to Section 3.04 or 3.05 of the Standard Terms or otherwise contributed to the Series Pool by the Sponsor. Any amounts paid by the initial purchasers of Certificates to acquire Certificates, including any amounts representing accrued interest, will be deemed to have been contributed to the Series Pool.

"*Capital Gains*" and "*Capital Losses*" will mean gains or losses from the Disposition of Bonds but will not include Market Discount Gain.

"*Certificate Payment Amount*" means for any Payment Date and Class of Certificates, the aggregate payment to be made to Holders of such Class of Certificates, which payment is equal to the amounts provided in Article IV of the Standard Terms.

"*Certificate Register*" means the register maintained by the Certificate Registrar that provides for the registration of Certificates and transfers of Certificates.

"*Certificate Registrar*" means the certificate registrar and transfer agent with respect to the Certificates, which will be Freddie Mac unless otherwise indicated in the Series Certificate Agreement.

"*Certificates*" means the Class A Certificates and the Class B Certificates.

"*Class*" means the class designation, either Class A or Class B, borne by any Certificate.

"*Class A Certificate*" means a Certificate designated as such issued pursuant to the Series Certificate Agreement, evidencing an ownership interest in the Bonds.

"*Class A Certificate Notional Accelerated Principal Paydown Amount*" means, if specified as applicable in the Series Certificate Agreement, with respect to any Payment Date, to the extent of remaining Available Funds, the amount identified on the Notional Accelerated Principal Amortization Schedule that corresponds to such Payment Date, together with all such amounts for prior Payment Dates remaining unpaid. To the extent remaining Available Funds are not sufficient to pay in full to the Holders of Class A Certificates such current and prior amounts, any unpaid amounts will be deferred until the next Payment Date.

"*Class A Holder*" means a Holder of a Class A Certificate.

"*Class B Certificate*" means a Certificate designated as such issued pursuant to the Series Certificate Agreement, evidencing an ownership interest in the Bonds.

"*Class Factor*" means for any month with respect to the Class A Certificates, a truncated eight-digit decimal that, when multiplied by the Initial Certificate Balance of such Class, will equal its Current Certificate Balance. The Class Factor for any month reflects the payments of principal to be made on the Payment Date in the same month.

"*Clean-Up Event*" means a Mandatory Tender of the Class A Certificates pursuant to Section 6.04 of the Standard Terms, at the election of Freddie Mac or the Sponsor at any time after the Aggregate Outstanding Bond Balance is not more than 5% of the Aggregate Outstanding Bond Balance on the Date of Original Issue.

"*Clean-Up Notice*" means the notice given to the Administrator pursuant to Section 7.06 of the Standard Terms.

"*Code*" means the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor statute thereto.

"*Commission*" means the Securities and Exchange Commission, as constituted from time to time, created under the Securities Exchange Act.

"*Commitment Price*" means, with respect to any date of determination, the highest cash purchase price for the Bonds subject to sale or distribution on such date obtained by the Administrator by soliciting in good faith at least three bids to purchase such Bonds from Persons (other than the Administrator, the Remarketing Agent, Freddie Mac, any Holder of a Class B Certificate, or any Affiliate of any such Person) that customarily provide such bids, including, but not limited to, investment dealers and brokers that customarily deal in municipal bonds.

"*Covered Payment*" means those certain payments to be made by Freddie Mac if required in connection with an Owner Act of Bankruptcy pursuant to the Credit Enhancement.

"*Credit Enhancement*" means the guaranty of Freddie Mac set forth in Section 4.11 of the Standard Terms.

"*Current Certificate Balance*" means the Current Class A Certificate Balance or the Current Class B Certificate Balance, as appropriate.

"*Current Class A Certificate Balance*" means with respect to any Class A Certificate, as of any date of determination, its Initial Certificate Balance minus the sum of all amounts previously distributed to the Holder of such Certificate (or any Predecessor Certificate) with respect to principal payments on the Bonds, payments arising from a Release Event, and Class A Certificate Notional Accelerated Principal Paydown Amounts, if applicable.

"*Current Class B Certificate Balance*" means with respect to any Class B Certificate, as of any date of determination, its Initial Certificate Balance thereof (i) minus the sum of all amounts previously distributed to the Holder of such Certificate (or any Predecessor Certificate) with respect to principal payments on the Bonds and payments arising from a Release Event; (ii) plus, (A) on each Payment Date, the amount obtained by multiplying the Class A Certificate Notional Accelerated Principal Paydown Amounts, if any, distributed to the Holders of Class A Certificates under Section 4.03(a)(v) of the Standard Terms on such Payment Date by the ratio of the Current Certificate Balance of such Class B Certificate to the Aggregate Outstanding Class B Certificate Balance.

"*Daily Administrator Advance Charge*" means, for any day, the amount of outstanding Administrator Advances on such day multiplied by the prime rate in effect on such date and divided by 365. Prime rate will equal the prime or base lending rate of major banks as published in the Wall Street Journal.

"*Date of Original Issue*" means the day on which the Certificates are first executed, authenticated and delivered by the Administrator.

"*Delivery Office*" means the office of the Administrator located at Freddie Mac, 1551 Park Run Drive, MS D5B, McLean, Virginia 22102, Attention: Office of the Registrar, or such other address as the Administrator may designate from time to time by notice to the Registered Holders, the Remarketing Agent and Freddie Mac.

"*Deposit Price*" means, with respect to any Bond, the federal income tax basis of such Bond determined in accordance with the Code at the time of transfer and deposit as set forth in the Series Certificate Agreement with respect to Bonds transferred and deposited on the Date of Original Issue or on any Substitution Date.

"*Depositor Order*" means a written order or request signed in the name of Freddie Mac by any Responsible Officer of Freddie Mac.

"*Disposition*" means, with respect to any Bond, any redemption, maturation, sale or other disposition of such Bond, or portion thereof, that results in the realization of gain or loss under applicable Code provisions.

"*Disposition Gain*" means, with respect to a Disposition of any Bond or portion thereof, the excess, if any, of the amount realized from such Disposition as determined under applicable Code provisions, over the Accreted Price of such Bond (including, if applicable, any Bond Redemption Premium) or portion of such Bond.

"*Disposition Loss*" means, with respect to a Disposition of any Bond, or portion thereof, the excess, if any, of the Accreted Price of such Bond, or portion thereof, over the amount realized from such Disposition, as determined under applicable Code provisions.

"*Distribution Account*" means, collectively, the segregated subaccounts established and maintained pursuant to Section 4.02 of the Standard Terms.

"*Documents*" means, collectively, the Series Certificate Agreement, the Remarketing Agreement, the Reimbursement Agreement and the Certificates; and the term "Document" will mean any of the foregoing.

"*DTC*" means The Depository Trust Company or any successor securities depository institution selected or approved by Freddie Mac.

"*DTC Participant*" means a member of, or participant in, DTC, as provided in the rules and regulations of DTC.

"*Electronic Notice*" means notice given by telecopy, facsimile transmission, electronic mail ("e-mail") or other similar electronic means of communication.

"*Event of Default*" means:

(a) The Administrator defaults in the payment to Holders of the applicable Certificate Payment Amount or Freddie Mac defaults in the payment of any amount pursuant to the Credit Enhancement or the Liquidity Facility when the same is due and payable as provided in the Series Certificate Agreement, and such default continues for a period of three (3) Business Days; or

(b) Freddie Mac or the Administrator fails to observe or perform any other of its covenants set forth in the Series Certificate Agreement, and such failure continues for a period of 60 days after the date on which written notice of such failure, requiring Freddie Mac or the Administrator to remedy the same, has been given to Freddie Mac or the Administrator, as appropriate, by the Holders representing not less than 60% of the then outstanding unpaid principal balance of the Class A Certificates or Class B Certificates, as applicable.

"*Excess Accrued Net Interest Amount*" means, as of any date of determination, the excess of accrued interest on the Bonds over the sum of the accrued interest on the Class A Certificates for each prior day in any Accrual Period. This definition is used in establishing the Maximum Reset Rate where all the Bonds are fixed rate bonds after the excess amount is converted to an interest rate related to the Class A Certificates as provided in the definition of Excess Accrued Net Interest Amount Rate. The calculation of Excess Accrued Net Interest Amount is determined as (i) the aggregate amount of interest calculated at the applicable Bond Rate on the Outstanding Bond Balance of each related Bond for each preceding day in the Accrual Period over (ii) the sum of the aggregate amount of interest calculated at the applicable Reset Rate on the Aggregate Outstanding Class A Certificate Balance for each such day (whether or not distributed to Holders).

“Excess Accrued Net Interest Amount Rate” means, with respect to the determination of the Maximum Reset Rate where all the Bonds are fixed rate bonds the following: a per annum rate equal to the product of (i) the quotient obtained by dividing (a) 365 (or 366 in a leap year) by (b) the number of calendar days during which a Reset Rate will be in effect and (ii) the quotient (expressed as a percentage of the Aggregate Outstanding Class A Certificate Balance) obtained by dividing (a) the Excess Accrued Net Interest Amount as of the relevant day of determination by (b) the Aggregate Outstanding Class A Certificate Balance as of such day. This rate is expressed as the variable “ER” in the following:3

$$ER = \frac{365/6}{D} \quad \frac{EA}{CLA}$$

where

D = number of calendar days during which a Reset Period will be in effect
EA = Excess Accrued Net Interest Amount
CLA = Aggregate Outstanding Class A Certificate Balance

3 Example 1:

Assumptions = 1.Weekly Reset Rate

2.Excess Accrued Net Interest Amount: $50,000

3.Aggregate Outstanding Class A Certificate Balance: $80,000,000

$$\frac{365}{7} \text{ X } \frac{\$50,000}{\$80,000,000}$$

(52.1428) (0.000625)
.03258

Example 2:

Assumptions:Same assumptions except that there is a Monthly Rate

$$\frac{365}{30} \text{ X } \frac{\$50,000}{\$80,000,000}$$

(12.1666) (0.000625)
.00760

"*Exchange Date*" means the date on which the Series Pool is liquidated in whole or in part in accordance with Section 13.04 of the Standard Terms, which date will be designated by Freddie Mac and will occur within five Business Days after the occurrence of a Tender Option Termination Event or Liquidity Failure.

"*Exchanging Holder*" means each related holder of class B certificates of another Series as described in Section 7.02(c) of the Standard Terms.

"*Exercise Notice*" means the notice delivered by a DTC Participant through which a Class A Certificate is held for a Holder of Class A Certificates on the records of DTC to the Remarketing Agent and the Administrator pursuant to Section 6.03 of the Standard Terms in connection with the exercise of the Tender Option.

"*Fair Market Value*" for any asset will mean its fair market value as determined in good faith by the Remarketing Agent pursuant to a valuation made (i) on the basis of current bid prices for such asset, (ii) if bid prices are not available for such asset, on the basis of current bid prices for comparable assets, (iii) by determining the value of such asset on the bid side of the market by appraisal, or (iv) by any combination of the foregoing. For purposes of the foregoing, the Remarketing Agent will utilize the services of Persons which are not the Administrator, the Remarketing Agent, Freddie Mac, any Holder of Class B Certificates or any Affiliate of any such Person.

"*First Optional Disposition Date*" means the date set forth as such in the Series Certificate Agreement.

"*First Payment Date*" means the initial Payment Date on which interest is scheduled to be payable on the Certificates, as set forth in the Series Certificate Agreement.

"*Fiscal Year*" will mean the fiscal year of the Series Pool for financial accounting purposes and for federal, state and local income tax purposes, or such shorter period for which income tax returns must be prepared. Such Fiscal Year initially will be the calendar year, unless a different Fiscal Year is required by Section 706(b) of the Code and the Regulations thereunder.

"*Fitch*" means Fitch, Inc. and its successors.

"*Freddie Mac*" means Federal Home Loan Mortgage Corporation, a shareholder-owned government-sponsored enterprise organized and existing under the laws of the United States.

"*Freddie Mac Act*" means Title III of the Emergency Home Finance Act of 1970, as amended, 12 U.S.C. §§ 1451-1459.

"*Freddie Mac Fee*" means the fees due Freddie Mac under the Reimbursement Agreement for providing the Credit Enhancement, the Liquidity Facility and serving as Administrator.

"*Gain Share*" means, (i) first, with respect to the Holders of Class A Certificates that have had their Certificates redeemed or exchanged (to the extent applicable to such a redemption or exchange pursuant to the operative provisions of the Series Certificate Agreement), the product of (a) 10% of the Disposition Gain and (b) the ratio of the Aggregate Outstanding Class A Certificate Balance to the Aggregate Outstanding Certificate Balance (as determined immediately prior to the redemption or exchange, as applicable, of Certificates); and (ii) second, with respect to the Holders of Class B Certificates, the remaining Disposition Gain. Gain Share with respect to the Holders of the Class A Certificates for any one Bond is expressed as the variable "GS" in the following formula:

$$GS = (.10)(DG)\left(\frac{CLA}{CLA+CLB}\right)$$

where

DG = Disposition Gain

CLA = Aggregate Outstanding Class A Certificate Balance

CLB = Aggregate Outstanding Class B Certificate Balance

Example:

Assumptions:

1. Disposition Gain = (2%)($50,000,000 Bonds)
2. Aggregate Outstanding Class A Certificate Balance = $80,000,000
3. Aggregate Outstanding Class B Certificate Balance = $20,000,000

$$(.10)(1,000,000)\left(\frac{80,000,000}{80,000,000+20,000,000}\right)$$

(100,000)(.8) = $80,000

In this example the Holders of Class A Certificates receive $80,000 and the Holders of Class B Certificates receive the balance, or $920,000.

"*Global Class A Certificate*" means with respect to any Series of book-entry Class A Certificates, a global certificate executed and authenticated by the Administrator, substantially in the form attached to the Standard Terms, evidencing all of the Class A Certificates of such Series. If the rules and regulations of DTC (or a successor securities depository, including, if designated by Freddie Mac, the Federal Reserve Bank) so require, a Series of book-entry Class A Certificates may be evidenced by more than one Global Class A Certificate which, together, will evidence all of the Class A Certificates of such Series, and which, together, will constitute the "Global Class A Certificate" for such Series.

"*Grant*" means to pledge or grant a lien upon or a security interest in, or a right of set-off to, the Administrator pursuant to a Series Certificate Agreement. A Grant of a security interest in the Bonds, or any other instrument, will include all rights but none of the obligations of the granting party.

"*Holdback Requirement*" means, on each Payment Date, the amount designated as such in the Series Certificate Agreement; provided, however, that the Holdback Requirement may be changed by Freddie Mac in accordance with the Series Certificate Agreement or the Registered Holders of not less than 51% of the Aggregate Outstanding Class B Certificate Balance with the written consent of Freddie Mac, by written notice to the Administrator not less than ten (10) Business Days prior to any Payment Date.

"*Holder*" means (i) with respect to a Class A Certificate, a Person who is listed as the beneficial owner of such Class A Certificate in the records of a DTC Participant or Indirect DTC Participant and (ii) with respect to a Class B Certificate, the beneficial owner of such Class B Certificate.

"*HUD Document*" means, with respect to any Mortgaged Property, any interest rate reduction agreement, housing assistance payment agreement or similar document delivered by or on behalf of the Department of Housing and Urban Development to provide support for rent or mortgage payments.

"Hypothetical Gain Share" means, for any Class A Certificate, with respect to a Release Event Date, an Optional Disposition Date or a Mandatory Tender Date relating to a Liquidity Provider Termination Event, a Sponsor Act of Bankruptcy (if applicable) or a Clean-Up Event, (i) the product of (a) the aggregate of, for each Bond, (1) the highest bid (not including accrued interest) obtained after the Remarketing Agent solicits three bids to purchase such Bond from Persons that customarily provide such bids, other than the Administrator, Freddie Mac, the Remarketing Agent, any Holder of Class B Certificates, or any Affiliate of any such Person, including but not limited to investment dealers and brokers that customarily deal in municipal bonds, determined for the Business Day immediately preceding the Release Event Date, Optional Disposition Date, or Mandatory Tender Date, as applicable, minus (2) the Accreted Price of such Bond and (b) the ratio of the Current Certificate Balance of such Class A Certificate to be tendered to the Aggregate Outstanding Certificate Balance and (c) 0.10, minus (ii) any Hypothetical Gain Share previously paid to any Holder of such Class A Certificate. However, in no event may the Hypothetical Gain Share be less than zero. Hypothetical Gain Share is expressed as the variable "HGS" in the following formula:4

$$HGS = (MV-AP)\left(\frac{ACAC}{(CLA+CLB)}\right)(.10) - HGSPP$$

where
MV = highest bid obtained from qualified bidder
AP = Accreted Price for that Bond
ACAC = Current Certificate Balance of applicable Class A Certificate
CLA = Aggregate Outstanding Class A Certificate Balance
CLB = Aggregate Outstanding Class B Certificate Balance

HGSPP = Hypothetical Gain Share previously paid to any Holder of the applicable Class A Certificate

4Example:

Assumptions:1.Market Value of First Bond = (110%)(10,000,000)

2. Accreted Price of First Bond = (100%)($10,000,000)

3. Current Certificate Balance of applicable Class A Certificate = $5,000,000

4. Aggregate Outstanding Class A Certificate Balance = $20,000,000

5. Aggregate Outstanding Class B Certificate Balance = $10,000,000

6. Market Value of Second Bond = (100%)($10,000,000)

7. Accreted Price of Second Bond = (100%)($10,000,000)

8. Market Value of Third Bond = (98%)($10,000,000)

9. Accreted Price of Third Bond = (100%)($10,000,000)

10. Previously paid applicable Hypothetical Gain Share = $2,000 (100%)

Bond 1: $$((110\%)(\$10{,}000{,}000)-(100\%)(\$10{,}000{,}000))\left(\frac{\$5{,}000{,}000}{(\$20{,}000{,}000+\$10{,}000{,}000)}\right)(.10) = \$16{,}666$$

Bond 2: $$((100\%)(\$10{,}000{,}000)-(100\%)(\$10{,}000{,}000))\left(\frac{\$5{,}000{,}000}{(\$20{,}000{,}000+\$10{,}000{,}000)}\right)(.10) = \text{zero}$$

Bond 3: $$((98\%)(\$10{,}000{,}000)-(100\%)(\$10{,}000{,}000))\left(\frac{\$5{,}000{,}000}{(\$20{,}000{,}000+\$10{,}000{,}000)}\right)(.10) = (\$3{,}333)$$

However, Hypothetical Gain Share may not be less than zero, so the amount for Bond 3 equals zero.

Aggregating the hypothetical gain share
Bond 1 + Bond 2 + Bond 3 - HGSPP
$16,666 + 0 + 0 - $2,000 = $14,666

"*Indirect DTC Participant*" means an entity holding securities through a DTC Participant as described in the rules and regulations of DTC.

"*Initial Certificate Balance*" means the initial certificate balance of any Certificate set forth on the face of such Certificate.

"*Initial Purchaser*" means, if applicable, the initial purchaser(s) of the Class A Certificates named in the Remarketing Agreement.

"*Investment Company Act*" means the Investment Company Act of 1940, as amended from time to time, and any successor statute thereto.

"*Investor Letter*" means the investor letter executed by each Holder of Class B Certificates in the form attached to the Standard Terms or as otherwise approved by Freddie Mac.

"*Issuer*" means, with respect to each Bond, the entity specified as the Issuer in the Series Certificate Agreement.

"*Knowledge*" means actual knowledge.

"*Letter of Representations*" means the letter of representations from Freddie Mac to DTC in connection with each Series Certificate Agreement, relating to the Certificate or, if applicable, any blanket letter of representations from Freddie Mac to DTC, and any amendment or replacement of such letter.

"*Lien*" means a lien, charge, security interest, mortgage, pledge, encumbrance, or other type of preferential arrangement (including the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement).

"*Liquidity Commitment*" means, with respect to the Liquidity Facility, the amount for which Freddie Mac is obligated to honor demands for payment under the Liquidity Facility.

"*Liquidity Facility*" means the agreement of Freddie Mac set forth in Section 6.01(b) of the Standard Terms to pay the Purchase Price of certain Class A Certificates.

"*Liquidity Failure*" means the failure of Freddie Mac to comply with its obligations in accordance with the provisions of the Liquidity Facility, and the continuance of such failure for three (3) Business Days, to pay the Purchase Price of Class A Certificates subject to Mandatory Tender, Tendered Class A Certificates whose Holders have exercised the Tender Option or Class A Certificates whose Holders have exercised their Optional Disposition Right.

"*Liquidity Provider*" means Freddie Mac.

"*Liquidity Provider Termination Event*" means the occurrence of an Event of Default under the Reimbursement Agreement.

"*Liquidity Provider Termination Notice*" means the notice given to the Administrator by Freddie Mac pursuant to Section 7.03 of the Standard Terms.

"*Loan Agreement*" means, with respect to any issue of Bonds, the loan agreement, financing agreement or other agreement providing for the Bond Mortgage Loan from the Issuer to the Owner.

"*LURA*" means with respect to any issue of Bonds, the land use restriction agreement, tax regulatory agreement or other similar agreement imposing operating restrictions on the related Project.

"*Mandatory Tender*" means the obligation of the Holders of Class A Certificates to tender such Certificates for purchase pursuant to Section 6.04 of the Standard Terms, subject to the right to retain such Certificates pursuant to Section 6.07 of the Standard Terms.

"*Mandatory Tender Date*" means any date on which Class A Certificates, other than Affected Certificates, are subject to Mandatory Tender pursuant to Section 6.04 of the Standard Terms following the occurrence of a Mandatory Tender Event.

"*Mandatory Tender Event*" means any of the events set forth in Section 6.04 of the Standard Terms.

"*Mandatory Tender Notice*" means the notice given by the Administrator to the Registered Holders of the occurrence of a Mandatory Tender Event pursuant to Section 6.05 of the Standard Terms.

"*Market Discount Gain*" means, with respect to a Disposition of any Bond or portion of a Bond, the amount of any gain recognized for federal income tax purposes on such Disposition, to the extent such gain does not exceed the Accrued Market Discount, if any, on such Bond or portion thereof.

"*Market Discount Share*" means 100% of the Market Discount Gain, which will be allocated solely to the Holders of Class B Certificates.

"*Maximum Reset Rate*" is to be calculated by the Remarketing Agent on any Reset Date immediately before determining the applicable Reset Rate. The Maximum Reset Rate is to be calculated, as applicable, using one of two different methods. One method applies only if all the Bonds are fixed rate bonds and the other method applies if any of the Bonds are not fixed rate bonds.

The Maximum Reset Rate, if all the Bonds are fixed rate bonds, is equal to the Excess Accrued Net Interest Amount Rate, if any, plus a rate determined by dividing the product of the lowest Bond Rate times the Aggregate Outstanding Bond Balance by the Aggregate Outstanding Class A Certificate Balance as of such day. For any Reset Rate Method other than a Weekly Reset Rate method, the calculation will not include the Excess Accrued Net Interest Amount Rate because the Maximum Reset Rate is calculated on a Reset Date and there will be no Excess Accrued Net Interest Amount on a Reset Date for a Monthly Reset Rate Method or a Term Reset Rate Method. This Maximum Reset Rate is expressed as the variable MRR(FRB) in the following formula:5

$$MRR(FRB) = \frac{365/6}{D} \frac{EA}{CLA} \text{ PLUS } \frac{(LBRxBB)}{CLA}$$

5 Example 1:

Assumptions:1.Aggregate Outstanding Bond Balance: $100,000,000

2.Lowest Bond Rate: 6.5%

3.Aggregate Outstanding Class A Balance: $80,000,000

4.Aggregate Outstanding Class B Balance: $20,000,000

5.Not a leap year

6.Weekly Reset Rate; 7 days previously accrued interest for Class A Certificates at 3.8%

7.The applicable Weekly Reset Date is the second such Reset Date in the Accrual Period

STEP ONE:

Bond Interest on $100,000,000@6.5% for 7 days = $124,657.53

Accrued interest on Class A Certificates for 7 days @3.8% = $58,301.37

($124,657.53)-($58,301.37) = $66,356.16

STEP TWO: convert that amount to an annual interest rate related to Class A Certificates:

$$\frac{365}{7} X \frac{EA}{CLA}$$

(52.1428)(.00082945) = 4.324995%

STEP THREE: Convert Bond interest to an interest rate related to Class A Certificates

$$\frac{(LBR)(BB)}{CLA}$$

$$\frac{(.065)(100,000,000)}{80,000,000}$$

8.125%

STEP FOUR: add STEP TWO and STEP THREE

4.324995%+8.125% = 12.449995%

Example 2:

1. Same assumptions as first six assumptions

2. 14 days of accrued interest on Class A Certificates at 3.8% and the applicable Weekly Reset Date is the third Weekly Reset Date in the Accrual Period

STEP ONE:

Bond interest on $100,000,000@6.5% for 14 days = $249,315.07
Accrued interest on Class A Certificates @3.8% for 14 days = $116,602.74
($249,315.07)-($116,602.74)=$132,712.33

STEP TWO: convert that amount to an annual interest rate related to Class A Certificates

$$\frac{365}{D} \text{ X } \frac{EA}{CLA}$$

$$\frac{365}{7} \text{ X } \frac{\$132,712.33}{\$80,000,000}$$

(52.1428)(.00165890) = 8.649991%

STEP THREE: Convert Bond interest to interest rate related to Class A Certificates. Same result as Example 1 = 8.125%

STEP FOUR: add STEP TWO and STEP THREE

8.649991% + 8.125% = 16.774991%

This Maximum Reset Rate is determined in four steps.

STEP ONE: the Excess Accrued Net Interest Amount is determined, which is the excess of accrued interest on the underlying Bonds over the sum of interest on the Class A Certificates, in each case, for each prior day in the Accrual Period.

STEP TWO: the Excess Accrued Net Interest Amount is converted to an annual rate of interest (the Excess Accrued Net Interest Amount Rate) related to the Class A Certificates. This excess rate is expressed as the variable "ER" in the following formula:

$$ER = \frac{365/6}{D} \quad \frac{EA}{CLA}$$

where

D = Number of calendar days during which a Reset Period will be in effect

EA = Excess Accrued Net Interest Amount

CLA = Aggregate Outstanding Class A Certificate Balance

STEP THREE: interest on the Bonds at the lowest Bond Rate is converted to an interest rate related to the Class A Certificates. This converted rate is expressed in the following formula:

$$\frac{(LBR x BB)}{CLA}$$

where

LBR = Lowest Bond Rate

BB = Aggregate Outstanding Bond Balance

STEP FOUR: add the rates obtained in STEP TWO and STEP THREE.

The Maximum Reset Rate, if any of the Bonds are not fixed rate bonds, is equal to the product of (i) the quotient of the number of days in the year divided by the number of days in which a Reset Rate will be in effect times (ii) the quotient of (a) the Available Interest Amount minus the aggregate amount of interest accrued at the applicable Reset Rate on the Aggregate Outstanding Class A Certificate Balance for each preceding day in the Accrual Period divided by (b) the Aggregate Outstanding Class A Certificate Balance; provided however, that the Class A Certificates will never accrue more interest than the Available Interest Amount, regardless of any calculation previously made. Unlike the formula for determining the Maximum Reset Rate where all Bonds are fixed rate Bonds, this calculation will apply to all Reset Rate Methods because the determination of the Available Interest Amount includes both accrued interest on the Bonds and Interest on the Bonds that will accrue over the balance of the applicable Reset Period, to the extent that amount is known. This Maximum Reset Rate is expressed as the variable MRR(NFRB) in the following formula:6

$$MRR(NFRB) = \frac{365/6\ (AIA-ACI)}{D}$$

where

D = number of calendar days in which a Reset Period will be in effect
AIA = Available Interest Amount
ACI = Accrued Certificate Interest

6 Example 1:

Assumptions: 1. Weekly Reset for Class A Certificates
2. Available Interest Amount the same as Example 1 under definition of Available Interest Amount
3. Not a leap year
4. Aggregate Outstanding Class A Certificate Balance: $80,000,000
5. Interest accrued on Class A Certificates at 2.0% during first week and 2.5% during second week

$$\frac{\frac{365}{7} \text{ X } (\$130,410.94 - (69,041.10)}{\$80,000,000}$$

$$\frac{(52.1428)(\$61,369.84)}{\$80,000,000}$$

3.9999% = Maximum Reset Rate

Example 2:

Assumptions: 1. Weekly Reset for Class A Certificates
2. Available Interest Amount assumptions
a. Bonds bear interest at 90% of 30 day LIBOR; LIBOR is 3.0% for applicable period and for this example, LIBOR is set on the same day as the first Weekly Reset Date in the Accrual Period
b. the applicable Weekly Reset Date is the beginning of the third reset period so there are 14 days of prior interest accrual on the Class A Certificates
c. $100,000,000 in Outstanding Bond Balance
3. Not a leap year
4. Aggregate Outstanding Class A Certificate Balance: $80,000,000
5. Interest accrued on Class A Certificates at 2.0% during first week and 2.5% during second week

STEP ONE: establish Reset Rate period factor

$$\frac{365}{7} = 52.1428$$

STEP TWO: determine the Available Interest Amount accruals on Bonds: $155,342.46
(21 days; 14 days have already accrued and since the rate is established for next 7 days that period is included as well)

AIA = $155,342.46 then subtract Class A Certificates Accruals from AIA $155,342.46 – $69,041.10=$86,301.36

STEP THREE: multiply STEP ONE times STEP TWO and convert to interest rate related to Class A Certificates

$$\frac{(52.1428)(\$86,301.36)}{\$80,000,000}$$

5.62499% = Maximum Reset Rate

Example 3:
Assumptions: 1. Same as Example 2 except that the applicable Weekly Reset Date is the first one in the Interest Accrual Period so there are no prior interest accruals on the Bonds or the Class A Certificates
STEP ONE: the applicable Reset Period factor is 52.1428
STEP TWO: determine the Available Interest Amount Interest accruals on Bonds: $51,780.82
(7 days until next Weekly Reset Date since rate on Bonds is established)

AIA = $51,780.82

STEP THREE: multiply STEP ONE times STEP TWO and convert to interest rate related to Class A Certificates

$$\frac{(52.1428)(\$51,780.82)}{\$80,000,000}$$

3.337% = Maximum Reset Rate

Example 4:
Assumptions: 1. Same as Example 3 except that $20,000,000 of Bonds bear interest at 90% of 30 day LIBOR and $80,000,000 of Bonds are fixed rate bonds bearing interest at 6.8%

STEP ONE: the applicable Reset Period factor is 52.1428

STEP TWO: determine the Available Interest Amount
Interest accruals on Bonds

$20,000,000 LIBOR-based Bonds = $\frac{(\$20,000,000)(2.7\%)(7)}{365}$ = $10,356.16

$\frac{(\$80,000,000)(6.8\%)(7)}{365}$ = $104,328.76

AIA = ($10,356.16+$104,328.76) = $114,684.92

STEP THREE: multiply STEP ONE and STEP TWO and convert to interest rate related to Class A Certificates

$$\frac{(52.1428)(\$114,684.92)}{\$80,000,000}$$

7.47499% = Maximum Reset Rate

This Maximum Reset Rate is determined in three steps.

STEP ONE: establish the Reset Rate period factor

$\frac{365}{D}$ D = Number of calendar days in which a Reset Period will be in effect

STEP TWO: determine the Available Interest Amount; then subtract Accrued Certificate Interest

STEP THREE: multiply STEP ONE times STEP TWO and convert product to interest rate related to Class A Certificates by dividing by Aggregate Outstanding Class A Certificate Balance

"*Minimum Sponsor Interest*" means, (i) if the Series Certificate Agreement provides that the Partnership Factors apply, with respect to any day, an amount equal to the lesser of one percent of the Aggregate Outstanding Certificate Balance and $500,000 (adjusted for any capital contributions (actual or deemed) by any Holder) or (ii) in all other cases, an aggregate interest at all times in the capital of the Series Pool of $5,000.

"*Minimum Sponsor Percentage*" means, if the Series Certificate Agreement provides that the Partnership Factors apply, one percent and in all other cases, "Minimum Sponsor Percentage" will not apply to the related Series.

"*Monthly Closing Election*" means an election pursuant to Revenue Procedure 2003-84 (or any successor Revenue Procedure or other applicable Internal Revenue Service guidance) that, if available, and if made on behalf of an eligible Series Pool, permits items of income, gain, loss or deduction of the Series Pool to be determined for federal income tax purposes on the basis of a monthly closing of its books.

"*Monthly Reset Date*" means the Business Day immediately preceding the first day of the next succeeding calendar month, provided that if the Reset Rate Method is being changed to the Monthly Reset Rate Method, the Monthly Reset Date will be the Business Day immediately preceding the Reset Rate Method Change Date.

“*Monthly Reset Rate*” means a Reset Rate that is determined by the Remarketing Agent on a monthly basis as provided in Article V of the Standard Terms.

“*Monthly Reset Rate Method*” means the method used to determine the Monthly Reset Rate in accordance with Article V of the Standard Terms.

“*Moody’s*” means Moody’s Investors Service, Inc., and its successors.

“*Non-Monetary Default*” means the occurrence of any default, other than the failure to pay principal, premium or interest, on the Bonds or any document or instrument related to the Bonds.

“*Notice of Sponsor Bankruptcy*” means the notice given to the Remarketing Agent and Freddie Mac by the Administrator pursuant to Section 7.04 of the Standard Terms.

“*Notional Accelerated Principal Amortization Schedule*” means, if applicable to a Series, the schedule provided by Freddie Mac on the Date of Original Issue and attached to the Series Certificate Agreement, which schedule contains the Class A Certificate Notional Accelerated Principal Paydown Amount applicable to each Payment Date, and which may be amended by Freddie Mac to the extent the Remarketing Agent deems appropriate.

“*Odd-Lot Subaccount*” means the segregated subaccount designated as such forming part of the Distribution Account.

“*Offering Circular*” means the Offering Circular, including any Offering Circular Supplement, describing the Class A Certificates.

“*Official Action*” means any formal action conducted by a Person, which results in a written statement of action duly approved by an authorized committee or governing body of such Person, as appropriate.

“*Offsetting Allocations*” will have the meaning set forth in Section 11.05(d) of the Standard Terms.

“*Opinion of Counsel*” means one or more written opinions of outside counsel for Freddie Mac satisfactory to the Administrator and Freddie Mac, and which opinion is addressed to the Administrator and Freddie Mac and is in form and substance satisfactory to the Administrator and Freddie Mac.

“*Opinion of Tax Counsel*” means one or more written opinions of an attorney or firm of attorneys duly admitted to the practice of law before the highest court of any state of the United States of America and experienced in matters pertaining to the tax-exempt status of interest on state and local obligations, as well as to the status of interests in trusts, partnerships and other structures containing such obligations, which counsel is satisfactory to the Administrator and Freddie Mac and which opinion is addressed to the Administrator and Freddie Mac, and is in form and in substance satisfactory to the Administrator and Freddie Mac.

“*Optional Disposition Date*” means with respect to any Class A Certificate, the First Optional Disposition Date and each Payment Date thereafter.

“*Optional Disposition Price*” means, with respect to any Class A Certificate, the sum of the Purchase Price and the Hypothetical Gain Share.

“*Optional Disposition Right*” means the right of a Holder of a Class A Certificate to tender such Class A Certificate in exchange for the Optional Disposition Price in accordance with the provisions of Section 7.05 of the Standard Terms.

“*Outstanding*” means, with respect to the Certificates, as of any date of determination, all such Certificates previously executed, authenticated and delivered under the Series Certificate Agreement except:

(i) Certificates previously canceled by the Certificate Registrar or the Administrator or delivered to the Certificate Registrar or the Administrator for cancellation; and

(ii) Certificates in exchange for which, or in lieu of which, other Certificates have been executed, authenticated and delivered pursuant to the Series Certificate Agreement, unless proof satisfactory to the Administrator is presented that any such Certificates are held by a bona fide purchaser.

“*Outstanding Bond Balance*” means, with respect to any Bond, as of any date of determination, the outstanding principal balance of such Bond as of the Date of Original Issue, as set forth in the Series Certificate Agreement (or in the case of a Substitute Bond, the outstanding principal balance of the Substitute Bond as of the Substitution Date), minus any payment of principal on such Bond received by the Administrator with respect to such Bond after the Date of Original Issue (or Substitution Date, if applicable) and on or before such date of determination.

“*Owner*” means, with respect to any Project, the owner of such Project and any successor owner.

“*Owner Act of Bankruptcy*” means an Act of Bankruptcy arising with respect to an Owner.

“*Partnership Factors*” means the provisions of the Series Certificate Agreement necessary for the arrangement created in the Series Certificate Agreement to be treated as a partnership under the tax laws of certain states and which will only apply to the Series Pool and the Certificates if the Series Certificate Agreement so states, in connection with the application of the definitions of “Minimum Sponsor Interest” and “Minimum Sponsor Percentage”, and Sections 3.05, 3.06, 7.04 and 11.05(e) of the Standard Terms.

“*Paying Agent*” means the Administrator or any other Person appointed as Paying Agent by the Administrator in accordance with Section 4.04 of the Standard Terms.

“*Payment Date*” means the fifteenth day of each calendar month, provided, that if such day is not a Business Day, the Payment Date will occur on the next Business Day.

"*Permitted Increment*" shall mean with respect to any redemption of Class A Certificates pursuant to Section 4.03 of the Standard Terms, $5,000 or any integral multiple of $5,000 in excess thereof.

"*Person*" means any individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization or government or any agency or political subdivision thereof.

"*Placement Agent*" means, if applicable, the Placement Agent for the Class A Certificates designated in the Remarketing Agreement.

"*Pledge Custodian*" means Freddie Mac or any other entity appointed by Freddie Mac to serve in such capacity.

"*Pledged Class A Certificate*" means (i) any Available Remarketing Class A Certificate purchased with funds derived from a demand on the Liquidity Facility, which is registered in the name of the Pledge Custodian, pursuant to Section 6.06(d) of the Standard Terms, and which is pledged to Freddie Mac as security for the reimbursement obligation owed to Freddie Mac with respect to such demand on the Liquidity Facility and (ii) any Class A Certificate purchased in connection with a Special Adjustment Event and which is registered in the name of the Pledge Custodian and pledged to Freddie Mac as security for the obligations of the Sponsor under the Reimbursement Agreement.

"*Predecessor Certificate*" means, with respect to any Certificate, every previous Certificate evidencing all or a portion of the same Initial Certificate Balance as that evidenced by such Certificate. For the purpose of this definition, any Certificate executed, authenticated and delivered under Section 2.07 of the Standard Terms in lieu of a lost, destroyed or stolen Certificate will be deemed to evidence the same interest in the assets held by the Administrator.

"*Preliminary Class A Certificate Rate*" means the interest rate set pursuant to Section 5.02(b) or 5.03(a) of the Standard Terms, as applicable.

"*Proceeding*" means any suit in equity, action at law or other judicial or administrative proceeding.

"*Profits*" and "*Losses*" will mean, for each Fiscal Year or other period, an amount equal to the Series Pool's taxable income or loss for such Fiscal Year or period, except for Market Discount Gains, Capital Gains and Capital Losses, determined in accordance with Section 703(a) of the Code, which for this purpose, will include all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703 (a)(1) of the Code, with the following adjustments:

(a) Any income of the Series Pool that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be added to such taxable income or loss;

(b) Any expenditures of the Series Pool described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be subtracted from such taxable income or loss; and

(c) Any amounts paid by the Sponsor pursuant to Sections 3.04 or 3.05 of the Standard Terms will be treated as payments of expenses by the Series Pool.

Notwithstanding any of the foregoing, any items which are specially allocated pursuant to Section 11.05 of the Standard Terms will not be taken into account in computing Profits or Losses.

"*Project*" means the related multifamily development financed with proceeds of a series of Bonds.

"*Purchase Date*" means any date on which the Class A Certificates, other than Affected Certificates and Pledged Class A Certificates, are eligible for purchase pursuant to an exercise of the Tender Option, as specified in Section 6.03 of the Standard Terms.

"*Purchase Price*" means, with respect to any Class A Certificate, an amount equal to the sum of (i) the Current Certificate Balance of such Class A Certificate and (ii) the accrued and unpaid Required Class A Certificate Interest Distribution Amount on such Current Certificate Balance to but not including the Purchase Date; provided, that "Class A Certificates", for purposes of this definition, refers solely to Class A Certificates that are not Affected Certificates.

"*Purchase Price Excess*" will have the meaning set forth in Section 6.06(b) of the Standard Terms.

"*Rating Agency*" shall mean each institution that at the request of Freddie Mac provides a rating with respect to the Class A Certificates, as set forth in the Series Certificate Agreement. For purposes of the Series Certificate Agreement, "applicable Rating Agency" refers to all institutions that are rating such Class A Certificates at such time.

"*Redemption Date*" means any day on which payments of principal or Bond Redemption Premium with respect to any Bond are to be distributed to Holders of Class A Certificates, which day will be a Payment Date.

"*Redemption Premium Payment*" means the respective portions of the Bond Redemption Premium payable to Holders in accordance with the definitions of "Disposition Gain" and "Gain Share".

"*Redemption Record Date*" means, with respect to a Redemption Date, the close of business on the last day of the month prior to the month in which such Redemption Date occurs.

"*Registered Holder*" means the Person in whose name a Certificate is registered on the Certificate Register.

"*Regular Record Date*" means, with respect to any Payment Date, including a Redemption Date, the last day of the month preceding the month in which such Payment Date occurs.

“*Regulations*” means the Treasury Regulations promulgated under the Code, as such regulations are in effect on the date of the Series Certificate Agreement.

“*Regulatory Allocations*” will have the meaning set forth in Section 11.05(d) of the Standard Terms.

“*Reimbursement Agreement*” means the Bond Exchange, Reimbursement, Pledge and Security Agreement between the Sponsor and Freddie Mac, as amended or supplemented, which agreement is executed and delivered concurrently with the Series Certificate Agreement.

“*Release Event*” means, with respect to any series of Bonds, the occurrence of either (i) a Tax Event with respect to such Bonds, (ii) an event of default pursuant to the related Bond Documents, (iii) a material adverse credit condition with respect to the Bonds or under the related Bond Documents or Bond Mortgage Documents or the Reimbursement Agreement (including but not limited to a loss of or failure to establish a real estate tax abatement for a related Project where applicable), (iv) the Sponsor’s delivery of notice to the Administrator that the Sponsor has elected to purchase a portion of the Bonds in connection with a substitution of Bonds as provided in Section 3.10 of the Standard Terms, (v) the Sponsor’s delivery of notice to the Administrator that the Sponsor has elected to purchase all of the Bonds in the Series Pool on either September 15, 2017 or September 15, 2020, (vi) the termination of the Series in accordance with Article XIII of the Standard Terms, or (vii) a breach of a representation or warranty made by the Sponsor with respect to a series of Bonds or related Project is not cured pursuant to the Reimbursement Agreement.

“*Release Event Date*” means the date on which the payment of the Release Purchase Price is received by the Administrator concurrent with the provision of notice to the Holders that a Release Event has occurred.

“*Release Purchase Price*” means, with respect to any Bond, an amount equal to the then outstanding principal amount of such Bond plus accrued interest on such Bond to, but not including, the Release Event Date.

“*Remarketing Agent*” means the remarketing agent named in the Series Certificate Agreement, and its successors and assigns.

“*Remarketing Agent Fee*” will have the meaning set forth in the Remarketing Agreement.

“*Remarketing Agent Fee Rate*” will have the meaning set forth in the Remarketing Agreement.

“*Remarketing Agent Notice*” means the notice given by the Remarketing Agent to the Administrator and Freddie Mac pursuant to Section 6.06(a)(iii) of the Standard Terms with respect to remarketing proceeds received by the Remarketing Agent related to remarketed Class A Certificates.

“*Remarketing Agreement*” means, with respect to each Series of Class A Certificates, the related Certificate Purchase and Remarketing Agreement among Freddie Mac, the Sponsor, the Initial Purchaser and the Remarketing Agent (or, as applicable, the related Certificate Placement and Remarketing Agreement among Freddie Mac, the Sponsor, the Placement Agent and the Remarketing Agent), as amended or supplemented.

“*Required Class A Certificate Interest Distribution Amount*” means, subject to Section 1.02 of the Standard Terms, with respect to any Class A Certificate and for any Payment Date, the aggregate of the amounts of interest accrued for each day in the Accrual Period related to such Payment Date, at the Reset Rate in effect on each such day, on the Current Certificate Balance of such Certificate for each such day.

“*Required Class B Certificate Consent*” means the prior consent of the Holders of Class B Certificates representing at least 51% of the Aggregate Outstanding Class B Certificate Balance, which consent will be deemed to have been given without any action being taken by the applicable Holder unless the Holder provides to the Administrator an executed notice of refusal of consent in form reasonably acceptable to the Administrator.

“*Reset Date*” means a Weekly Reset Date, a Monthly Reset Date or a Term Reset Date on which the Reset Rate is to be determined by the Remarketing Agent.

“*Reset Rate*” means the per annum rate at which interest accrues on the Current Certificate Balance of the Class A Certificates from time to time, as determined from time to time by the Remarketing Agent pursuant to Article V of the Standard Terms, subject to, on any day in an Accrual Period, the Maximum Reset Rate for such day.

“*Reset Rate Method*” means, on any day, the method in effect for determining the Reset Rate for a weekly, monthly or term interval, as applicable, pursuant to Article V of the Standard Terms.

“*Reset Rate Method Change Date*” means any date on which a change in the Reset Rate Method from a Weekly Reset Rate Method, a Monthly Reset Rate Method or a Term Reset Rate Method to another Reset Rate Method takes effect pursuant to Article V of the Standard Terms.

“*Reset Rate Method Change Notice*” means the notice given to the Remarketing Agent and the Administrator, and by the Administrator to the Registered Holders, pursuant to Section 5.02(c) or Section 5.03(c) of the Standard Terms.

“*Responsible Officer*” means, as to Freddie Mac or the Administrator, any of the President, any Vice President, any Managing Director, the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of such entity.

“*Retention Notice*” means the notice delivered by or on behalf of a Holder of a Class A Certificate pursuant to Section 6.07 of the Standard Terms.

“*Section 761 Election*” means the election to exclude the Series Pool from the application of all of the provisions of Subchapter K of the Code, if such election is permitted to be taken pursuant to the Regulations.

“*Securities Act*” means the Securities Act of 1933, as amended from time to time, and any successor statute thereto.

“*Securities Exchange Act*” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute thereto.

“*Selected by Lot*” means, with respect to Class A Certificates held by DTC, the procedure by which Holders of Certificates are selected to be affected by a given action affecting less than all of the Holders under any CUSIP number are selected, which procedure will be initiated by the Administrator by notifying DTC of a requirement for such a selection. With respect to such Certificates, DTC will select, in such manner as it determines from a position listing of the aggregate Current Certificate Balances of such Class A Certificates as of the close of business on the date of such notice, the interests in Class A Certificates held by DTC Participants with respect to which such action will be taken. DTC will give the DTC Participant(s) for the interests so selected written notice of the selection, which will specify the date and nature of such action and the aggregate Current Certificate Balance of Class A Certificates to be selected. Each such DTC Participant will thereupon select, in such manner as it determines, the Holders with respect to whose interests such action will be taken. The Remarketing Agent will contact each such DTC Participant to request such DTC Participant to disclose to the Remarketing Agent the Holders so selected. With respect to the Class B Certificates and any Class A Certificates not held by DTC, “Selected by Lot” means selected by the Administrator by lot or in such other manner as the Administrator, in its discretion, deems fair.

“*Series*” means a separate series of Certificates issued pursuant to a Series Certificate Agreement and having the numerical or other designation specified therein.

“*Series Certificate Agreement*” means the Series Certificate Agreement into which the Standard Terms have been incorporated, including all schedules, exhibits, appendices and amendments, and pursuant to which the related Series Pool is created and related Certificates are issued.

“*Series Expiration Date*” means the date on which the final payment of principal and interest with respect to the Class A Certificates has been distributed by the Administrator pursuant to Article IV of the Standard Terms.

“*Series Pool*” means a discrete pool formed by Freddie Mac consisting of Assets with respect to which Freddie Mac has elected partnership status.

“*Series Termination Event*” means the occurrence of any of the following events:

(i) the Series Expiration Date;

(ii) the Exchange Date on which all Certificates are exchanged for Bonds or sales proceeds in connection with a Tender Option Termination Event or a Liquidity Failure;

(iii) the Mandatory Tender Date relating to a Mandatory Tender Event arising in connection with a Liquidity Provider Termination Event or following a Sponsor Act of Bankruptcy (if applicable) or a Clean-Up Event; or

(iv) the date on which the Optional Disposition Right has been exercised with respect to the last Class A Certificate (unless such Class A Certificate has been remarketed).

"*Servicer*" means the party designated as the Servicer in the Series Certificate Agreement.

"*Servicing Fee*" means the fee payable to the Servicer in accordance with the servicing arrangement between Freddie Mac and the Servicer.

"*Special Adjustment Date*" means the Mandatory Tender Date arising from a Special Adjustment Event.

"*Special Adjustment Event*" means, if specified as applicable to a Series Pool in the related Series Certificate Agreement, the occurrence of (i) the receipt of principal paid with respect to any "Class B Certificates" of another Series, as described in Section 7.02 of the Standard Terms, or, if applicable, (ii) any other event specified in the Reimbursement Agreement as giving rise to a Special Adjustment Event.

"*Special Adjustment Event Notice*" means the notice given to the Administrator by Freddie Mac pursuant to Section 7.02 of the Standard Terms.

"*Specified Party*" means, collectively, the Administrator, Freddie Mac, the Remarketing Agent and any Holder of Class B Certificates or any Affiliate of any such Person.

"*Sponsor*" means the party designated as the Sponsor in the Series Certificate Agreement.

"*Sponsor Act of Bankruptcy*" means an Act of Bankruptcy arising with respect to the Sponsor.

"*S&P*" shall mean Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc, or its successor in interest. If neither such rating agency nor any successor remains in existence, "S&P" shall be deemed to refer to such other nationally recognized statistical rating agency or other comparable Person designated by Freddie Mac, notice of which designation shall be given to the Administrator, the Sponsor and the Remarketing Agent, and specific ratings of S&P referenced herein shall be deemed to refer to the equivalent ratings of the party so designated.

"*Standard Terms*" means the Standard Terms of the Series Certificate Agreement, together with all exhibits, as it may be amended or supplemented from time to time.

"*State*" means any one of the 50 states of the United States of America, or the District of Columbia.

"*Substitute Bonds*" means any new series of Bonds delivered in substitution for an existing series of Bonds in accordance with Section 3.10 of the Series Certificate Agreement on a Substitution Date.

"*Substitution Date*" means any date on which a substitution of Bonds is effected in accordance with the Series Certificate Agreement.

“*Tax Event*” means, with respect to any Bond (i) a determination that interest on such Bond is includable in the gross income of the owners thereof for federal income tax purposes, as a result of the entry of any decree or judgment by a court of competent jurisdiction; or (ii) the taking of any official action by the Internal Revenue Service, in either case, whether or not such decree, judgment or action is appealable or deemed to be final under applicable procedural law, which has the effect of a determination that interest on such Bond is includable in gross income of the owners thereof for federal income tax purposes.

“*Tender Advice*” means the notice delivered by the Administrator to Freddie Mac pursuant to Section 6.03 or 6.05 of the Standard Terms.

“*Tender Option*” means the right granted to the Holders of Class A Certificates pursuant to Section 6.01(a) of the Standard Terms to tender or cause to be tendered such Class A Certificates (other than Affected Certificates or Pledged Class A Certificates) for purchase by the Administrator from amounts deposited pursuant to Section 6.06 of the Standard Terms.

“*Tender Option Termination Event*” means:

(a) there shall have occurred (A) a failure to pay when due any installment of principal of or premium, if any, or interest with respect to any Bonds (whether by scheduled maturity, regular repayment, acceleration, demand or otherwise), and (B) a failure by Freddie Mac to pay under the Credit Enhancement set forth in Section 4.11 of the Standard Terms, which failure or failures continues for a period of three (3) Business Days;

(b) upon the entry of any decree or judgment by a court of competent jurisdiction or the taking of any official action by the Internal Revenue Service or the Department of the Treasury, which decree, judgment or action is deemed final under applicable procedural law, and which has the effect of a determination that the interest on any of the Bonds is includable in the gross income of the recipients thereof for federal income tax purposes; or

(c) if the rating of the long-term senior debt of Freddie Mac is reduced below “investment grade” (being “Baa3” in the case of Moody’s and “BBB-” in the case of Fitch and S&P) by each Rating Agency rating such debt.

“*Tender Option Termination Notice*” means the notice given by the Administrator to the Registered Holders pursuant to Section 7.01 of the Standard Terms in connection with the occurrence of a Tender Option Termination Event.

“*Tendered Class A Certificates*” means any Certificate as to which an Exercise Notice has been given.

“*Term Effective Date*” means the date on which a particular Term Reset Rate will be effective.

“*Term Reset Date*” means the Business Day immediately preceding a Term Effective Date.

"*Term Reset Method Notice*" means the notice given to the Remarketing Agent and the Administrator, and given by the Administrator to the Registered Holders, pursuant to Section 5.03(b) of the Standard Terms.

"*Term Reset Rate*" means a Reset Rate determined by the Remarketing Agent for a specified term as provided in Article V of the Standard Terms.

"*Term Reset Rate Method*" means the method used to determine the Term Reset Rate in accordance with Article V of the Standard Terms.

"*Terminating Mandatory Tender Date*" means a Mandatory Tender Date relating to a Mandatory Tender Event arising in connection with a Liquidity Provider Termination Event, a Clean-Up Event or, if applicable, following a Sponsor Act of Bankruptcy.

"*UCC*" means the Uniform Commercial Code as in effect in the relevant jurisdiction.

"*Vice President*" means, with respect to Freddie Mac and the Administrator, any Senior Vice President, Vice President, or Assistant Vice President.

"*Weekly Reset Date*" means Wednesday of each week, or if Wednesday is not a Business Day, the immediately preceding Business Day, provided that, if the Reset Rate Method is being changed to the Weekly Reset Rate Method, the initial Weekly Reset Date will be the Business Day preceding the Reset Rate Change Date.

"*Weekly Reset Rate*" means a Reset Rate that is determined by the Remarketing Agent on a weekly basis as provided in Article V of the Standard Terms.

"*Weekly Reset Rate Method*" means the method used to determine the Weekly Reset Rate in accordance with Article V of the Standard Terms.

"*Weighted Average Bond Rate*" means, as of any date of determination, (i) the aggregate of, for each Bond, the product of the Outstanding Bond Balance and the related Bond Rate, divided by (ii) the Aggregate Outstanding Bond Balance, expressed as a percentage.

EXHIBIT B

[FORM OF CLASS A CERTIFICATES]

FREDDIE MAC

MULTIFAMILY VARIABLE RATE CERTIFICATES

SERIES M024

CLASS A CERTIFICATE

CUSIP NO.: _______________ CERTIFICATE NO.: __

INITIAL CERTIFICATE BALANCE OF THIS
CLASS A CERTIFICATE (AS OF THE DATE OF ORIGINAL ISSUE): $____________
REGISTERED OWNER: CEDE & CO.

DATE OF ORIGINAL ISSUE: ____________________

THIS CERTIFICATE IS A GLOBAL CERTIFICATE REPRESENTING THE OWNERSHIP OF THE CLASS OF SECURITIES REFERRED TO ABOVE. THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN WHOLE TO AN ENTITY THAT IS A "CLEARING CORPORATION" AS DEFINED IN THE UNIFORM COMMERCIAL CODE IN EFFECT IN THE STATE OF NEW YORK OR TO A SIMILARLY QUALIFIED ENTITY SELECTED OR APPROVED BY FREDDIE MAC.

This Class A Certificate evidences an ownership interest in the Assets, including the related Bonds as specified in the Series Certificate Agreement as hereinafter defined, constituting the Series Pool related to the Freddie Mac Multifamily Variable Rate Certificates, Series M024. The Bonds are being held in the Series Pool by Federal Home Loan Mortgage Corporation, as Administrator (the "*Administrator*" and "*Certificate Registrar*") pursuant to the terms of a Series Certificate Agreement dated as of September 1, 2010, by and between Federal Home Loan Mortgage Corporation ("*Freddie Mac*"), in its corporate capacity, and in its capacity as Administrator, including and incorporating therein the Standard Terms of the Series Certificate Agreement dated as of September 1, 2010 (the "*Standard Terms*"), together with all other exhibits, schedules, appendices, supplements and amendments thereto between Freddie Mac, in its corporate capacity and in its capacity as Administrator (collectively, the "*Series Certificate Agreement*"). A summary of certain of the provisions of the Series Certificate Agreement is set forth below. Capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Series Certificate Agreement. This Class A Certificate is issued pursuant to and is subject to the terms, provisions and conditions of the Series Certificate Agreement to which Series Certificate Agreement the Holder of this Class A Certificate ("*Class A Certificate Holder*") by virtue of the acceptance hereof assents and by which such Holder is bound. A copy of the Series Certificate Agreement is available for inspection at the Corporate Office of the Administrator.

In the event of any conflict between the terms of this Class A Certificate and the terms of the Series Certificate Agreement, the terms of the latter shall control.

All distributions of interest, principal and redemption premium, if any, will be made with respect to the Class A Certificates in accordance with the Series Certificate Agreement, subject to the rules and regulations of DTC. Interest with respect to the Class A Certificates will be determined based on the applicable Reset Rate Method in accordance with the provisions of the Series Certificate Agreement. Moreover, the final distribution will be paid only upon surrender of this Class A Certificate to the Administrator (subject to the rules and regulations of DTC).

Pursuant to the Series Certificate Agreement, Class A Certificates are subject to redemption from time to time, in whole or in part, in the manner and under the circumstances set forth in the Series Certificate Agreement.

Pursuant to the Series Certificate Agreement and subject to certain conditions specified therein, a Class A Certificate Holder shall have the right, at its option, to tender all or a portion of its Class A Certificate in Authorized Denominations to the Administrator for purchase (the "*Tender Option*"), except to the extent the Tender Option is earlier terminated as set forth therein. To exercise the Tender Option, an Exercise Notice in the form attached hereto as Annex 1 must be given in accordance with the procedures specified in Section 6.03 of the Series Certificate Agreement. The Purchase Price for such purchase will be payable as described in the Series Certificate Agreement (subject to the rules and regulations of DTC).

Pursuant to the Series Certificate Agreement, subject to certain conditions set forth therein, Class A Certificates are subject to mandatory tender, in whole or in part, on the Mandatory Tender Date specified for such purpose in a notice given to the Class A Certificate Holders by the Administrator.

The transfer of this Class A Certificate shall be registered in the Certificate Register upon surrender of this Class A Certificate for registration of transfer at the office or agency maintained by the Certificate Registrar therefor pursuant to Section 2.05(a) of the Series Certificate Agreement, and such Class A Certificate shall be duly endorsed or accompanied by a written instrument of transfer in a form satisfactory to the Certificate Registrar and the Administrator duly executed by the Holder hereof, or by an attorney for such Class A Certificate Holder duly authorized in writing, such signature to be guaranteed by an "eligible guarantor institution" meeting the requirements of the Administrator, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Administrator in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended. No service charge shall be made to a Class A Certificate Holder for any registration of transfer or exchange of this Class A Certificate, but the Certificate Registrar or the Administrator may require payment of a sum sufficient to cover any transfer tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Class A Certificates.

Subject to certain conditions in the Series Certificate Agreement, the obligations of Freddie Mac and the Administrator created by the Series Certificate Agreement shall terminate upon the occurrence of certain events set forth therein.

The recitals contained herein shall be taken as statements of Freddie Mac, and the Administrator assumes no responsibility for their accuracy.

[Signatures follow]

IN WITNESS WHEREOF, Freddie Mac, as Administrator, has caused this Class A Certificate to be duly executed under its corporate seal and pursuant to the manual or facsimile signatures of Freddie Mac's duly authorized officers or agents.

Dated as of: _______________________

FEDERAL HOME LOAN MORTGAGE CORPORATION, as Administrator

Attest: __________________________
Secretary

By:
Chief Executive Officer

CERTIFICATE OF AUTHENTICATION

This is the Class A Certificate, Series ________ referred to in the within-mentioned Series Certificate Agreement.

FEDERAL HOME LOAN MORTGAGE CORPORATION, as Administrator or Certificate Registrar

By:
Chief Executive Officer

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto ____

(Name, Address and Taxpayer Identification Number of Assignee)

all its right, title and interest in and to the within Class A Certificate and hereby irrevocably constitutes and appoints ____ (Attorney) to register the transfer of the within Certificate on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:_____________________________

Signature:_____________________________

Notice: The signature on this assignment must correspond with the name as written upon the face of this Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signature(s) Guaranteed: _____________________________

Notice: Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Administrator, which requirements include membership or participation in STAMP or such other “signature guarantee program” as may be determined by the Administrator in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

[FORM OF EXERCISE NOTICE]

[Date of Notice]

[DTC Participant on behalf of [Class A Certificate Holder]]

Via Fax To:

Federal Home Loan Mortgage Corporation

[REMARKETING AGENT]

EXERCISE NOTICE

Re: Freddie Mac Multifamily Variable Rate Certificates, Series ____

CUSIP No.: _______________
Initial Certificate Balance: _______________
Current Certificate Balance of Tendered Class A Certificates in Authorized Denominations: __________

The Class A Certificate Holder (the "*Class A Certificate Holder*") of the Class A Certificates described above (the "*Tendered Class A Certificates*") pursuant to the Series Certificate Agreement dated as of September 1, 2010, by and between Federal Home Loan Mortgage Corporation, in its corporate capacity ("*Freddie Mac*") and Federal Home Loan Mortgage Corporation, in its capacity as Administrator (the "*Administrator*"), incorporating by reference the Standard Terms of the Series Certificate Agreement dated as of September 1, 2010, by and between Freddie Mac and the Administrator (collectively, the "*Series Certificate Agreement*"), and in accordance with Section 6.03 of the Series Certificate Agreement, hereby irrevocably exercises the Tender Option with respect to the Tendered Class A Certificates in Authorized Denominations, which Tendered Class A Certificates shall be delivered to the Administrator, by not later than 11:00 a.m. on the Purchase Date specified below (the "*Purchase Date*"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Series Certificate Agreement.

Purchase Date: __________________, 20___.

DTC PARTICIPANT

By:_________________________
Authorized Signatory

TENDERED CERTIFICATES

The Class A Certificate Holder recognizes and acknowledges that this exercise of the Tender Option is irrevocable and that, therefore, from and after the timely delivery of this Exercise Notice to the Administrator, the Class A Certificate Holder shall have no further rights or interests in and to the Tendered Class A Certificate other than the right to receive payment of the Purchase Price[s] thereof, from moneys held by the Administrator for such purpose upon surrender of the Tendered Class A Certificate to the Administrator.

Please send all notices regarding the tenders of the Tendered Class A Certificate to the Class A Certificate Holder's address set forth below the signature hereon.

Dated:

Signature(s) of Class A Certificate Holder of

Tendered Certificate[s]

____

____

____

Street City State

____

Area Code Telephone Number

Signature Guaranteed

____

Note: The above signature(s) must correspond with the name set forth on the face of the Tendered Class A Certificate[s] with respect to which this Exercise Notice is being delivered without any change whatsoever, and must bear a signature guaranteed by an "eligible guarantor institution" meeting the requirements of the Administrator, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Administrator in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended. The method of presenting this notice is at the risk of the person making such presentation.

EXHIBIT C

[FORM OF CLASS B CERTIFICATES]

THIS CLASS B CERTIFICATE (I) IS SUBJECT TO THE SECURITY INTEREST CREATED BY THE BOND EXCHANGE, REIMBURSEMENT, PLEDGE AND SECURITY AGREEMENT DATED AS OF SEPTEMBER 1, 2010 (THE "REIMBURSEMENT AGREEMENT") BETWEEN ATAX TEBS I, LLC AND FEDERAL HOME LOAN MORTGAGE CORPORATION, AND (II) IS BEING HELD BY AND IS REGISTERED IN THE NAME OF THE PLEDGE CUSTODIAN.

NO TRANSFER OF CLASS B CERTIFICATES WILL BE EFFECTIVE UNLESS IT IS MADE IN COMPLIANCE WITH THE PROVISIONS DESCRIBED HEREIN, THE SERIES CERTIFICATE AGREEMENT AND THE REIMBURSEMENT AGREEMENT. UNLESS A TRANSFER OF A CLASS B CERTIFICATE IS MADE IN ACCORDANCE WITH THE PROVISIONS HEREIN, THE PURPORTED TRANSFEROR WILL CONTINUE TO BE DEEMED THE HOLDER OF SUCH CLASS B CERTIFICATE.

FREDDIE MAC

MULTIFAMILY VARIABLE RATE CERTIFICATES

SERIES M024

CLASS B CERTIFICATE

CUSIP NO.: __________________ CERTIFICATE NO.: ___

INITIAL CERTIFICATE BALANCE OF THIS
CLASS B CERTIFICATE (AS OF ______________):$____________
REGISTERED OWNER: Federal Home Loan Mortgage Corporation, as Pledge Custodian, on behalf of ATAX TEBS I, LLC, as beneficial owner

DATE OF ORIGINAL ISSUE: _______________

This Class B Certificate evidences an ownership interest in the Assets, including the related Bonds as specified in the Series Certificate Agreement as hereinafter defined, constituting the Series Pool related to the Freddie Mac Multifamily Variable Rate Certificates, Series M024. The Bonds are being held in the Series Pool by Federal Home Loan Mortgage Corporation, as Administrator (the "*Administrator*" and "*Certificate Registrar*") pursuant to the terms of a Series Certificate Agreement dated as of September 1, 2010, by and between Federal Home Loan Mortgage Corporation, in its corporate capacity ("*Freddie Mac*") and in its capacity as Administrator, including and incorporating therein the Standard Terms of the Series Certificate Agreement dated as of September 1, 2010 (the "*Standard Terms*"), together with all other exhibits, schedules, appendices, supplements and amendments thereto between Freddie Mac and the Administrator (collectively, the "*Series Certificate Agreement*"). A summary of certain of the provisions of the Series Certificate Agreement is set forth below. Capitalized terms used but not defined herein have the respective meanings ascribed thereto in the Series Certificate Agreement. This Class B Certificate is issued pursuant to and is subject to the terms, provisions and conditions of the Series Certificate Agreement to which Series Certificate Agreement the Holder of this Class B Certificate ("*Class B Certificate Holder*") by virtue of the acceptance hereof assents and by which such Holder is bound. A copy of the Series Certificate Agreement is available for inspection at the Corporate Office of the Administrator.

In the event of any conflict between the terms of this Class B Certificate and the terms of the Series Certificate Agreement, the terms of the latter shall control.

All distributions of interest, principal and redemption premium, if any, will be made with respect to the Class B Certificates in accordance with the Series Certificate Agreement. Interest with respect to the Class B Certificates will be determined in accordance with the provisions of the Series Certificate Agreement. Moreover, the final distribution will be paid only upon surrender of this Class B Certificate to the Administrator. Payments with respect to the Class B Certificates are subordinate to payments to the Class A Certificates.

Pursuant to the Series Certificate Agreement, Class B Certificates are subject to redemption from time to time, in whole or in part, in the manner and under the circumstances set forth in the Series Certificate Agreement.

Subject to the restrictions and upon satisfaction of the conditions set forth in Section 2.06 of the Series Certificate Agreement (including the delivery of an Investor Letter), the transfer of this Class B Certificate shall be registered in the Certificate Register upon surrender of this Class B Certificate for registration of transfer at the office or agency maintained by the Certificate Registrar therefor pursuant to Section 2.05(a) of the Series Certificate Agreement, and such Class B Certificate shall be duly endorsed or accompanied by a written instrument of transfer in a form satisfactory to the Certificate Registrar and the Administrator duly executed by the Holder hereof, or by an attorney for such Class B Certificate Holder duly authorized in writing, such signature to be guaranteed by an "eligible guarantor institution" meeting the requirements of the Administrator, which requirements will include membership or participation in STAMP or such other "signature guarantee program" as may be determined by the Administrator in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended. No service charge shall be made to a Class B Certificate Holder for any registration of transfer or exchange of this Class B Certificate, but the Certificate Registrar or the Administrator may require payment of a sum sufficient to cover any transfer tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Class B Certificates.

Subject to certain conditions in the Series Certificate Agreement, the obligations of Freddie Mac and the Administrator created by the Series Certificate Agreement shall terminate upon the occurrence of certain events set forth therein.

The recitals contained herein shall be taken as statements of Freddie Mac, and the Administrator assumes no responsibility for their accuracy.

[Signatures follow]

IN WITNESS WHEREOF, Freddie Mac, as Administrator, has caused this Class B Certificate to be duly executed under its corporate seal and pursuant to the manual or facsimile signatures of Freddie Mac's duly authorized officers or agents.

Dated as of: ______________________

FEDERAL HOME LOAN MORTGAGE CORPORATION, as Administrator

Attest: ___________________________
Secretary

By:
Chief Executive Officer

CERTIFICATE OF AUTHENTICATION

This is the Class B Certificate, Series ________ referred to in the within-mentioned Series Certificate Agreement.

FEDERAL HOME LOAN MORTGAGE CORPORATION, as Administrator or Certificate Registrar

By:
Chief Executive Officer

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned does hereby sell, assign and transfer unto_______________________________________ (Name, Address and Taxpayer Identification Number of Assignee) all its right, title and interest in and to the within Class B Certificate and hereby irrevocably constitutes and appoints ____ (Attorney) to register the transfer of the within Certificate on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:_____________________________

Signature:_____________________________

Notice: The signature on this assignment must correspond with the name as written upon the face of this Certificate in every particular, without alteration or enlargement or any change whatsoever.

Signature(s) Guaranteed: _____________________________

Notice: Signature(s) must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Administrator, which requirements include membership or participation in STAMP or such other “signature guarantee program” as may be determined by the Administrator in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT D

[FORM OF CLASS B INVESTOR LETTER]

FREDDIE MAC
MULTIFAMILY VARIABLE RATE CERTIFICATES
SERIES M024
CLASS B CERTIFICATES

The Sponsor
The Administrator
The Certificate Registrar
The Remarketing Agent
The Liquidity Provider

Ladies and Gentlemen:

This letter applies to privately offered Certificates designated as the Series of Class B Certificates described above (*"Class B Certificates"*) that are currently being offered or that may be offered in the future. We may from time to time offer to purchase, purchase, offer to sell and/or sell Class B Certificates, and we agree that this letter shall apply to all such purchases, acquisitions, sales and offers. Certain terms of the Class B Certificates are generally described in the Offering Circular and Offering Circular Supplement with respect to the related senior Class A Certificates (as the same may be amended or supplemented, collectively, the *"Offering Circular"*). Furthermore, although not described in detail in the Offering Circular, the Class B Certificates and all proceeds thereof are subject to the terms and provisions of the Bond Exchange, Reimbursement, Pledge and Security Agreement dated as of September 1, 2010 (the *"Reimbursement and Pledge Agreement"*) between ATAX TEBS I, LLC (*"Sponsor"*) and Federal Home Loan Mortgage Corporation (*"Freddie Mac"*). Undefined capitalized terms used herein shall generally have the meanings ascribed to such terms in the Offering Circular; however, the terminology used herein is intended to be general in its application and not to exclude any Class B Certificates in respect of which (in the Offering Circular or otherwise) alternative terminology is used.

1. In connection with its purchase of the Class B Certificates and intending to be bound by the terms hereof, the undersigned (the *"Purchaser"*) hereby represents, warrants and agrees for the benefit of the above addressees as follows:

A. On the date hereof, the Purchaser is purchasing a beneficial ownership interest in $_____________ of Class B Certificates issued pursuant to the Series Certificate Agreement dated as of September 1, 2010, by and between Freddie Mac, in its corporate capacity and Freddie Mac in its capacity as Administrator (the *"Administrator"*), incorporating by reference the Standard Terms of the Series Certificate Agreement dated as of September 1, 2010 by and between Freddie Mac and the Administrator (the *"Standard Terms"* and, collectively with the Series Certificate Agreement, the *"Series Certificate Agreement"*). Prior to the purchase of any Class B Certificates, the Purchaser has reviewed the Series Certificate Agreement and the Offering Circular, and asked questions and received answers concerning the terms and conditions of the transactions contemplated by the Series Certificate Agreement and the Offering Circular and has requested and obtained additional information deemed necessary to verify the accuracy and completeness of any information furnished to the Purchaser or to which the Purchaser has access. The Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a purchase of the Class B Certificates. The Purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D or a "qualified institutional buyer" as defined in Rule 144A, both Rules promulgated under the Securities Act of 1933, as amended (the *"1933 Act"*).

B. The Purchaser (i) acknowledges that it will treat the Series Pool as a partnership for federal, state and local income tax purposes and that it intends and expects to be treated as a partner for such purposes and (ii) consents to all federal and other tax elections made on behalf of the Series Pool pursuant to the Series Certificate Agreement. The Purchaser acknowledges that no Person is authorized under Treas. Reg. Section 301.7701-3(c) or any applicable state or local law to have the Series Pool classified as a corporation for federal, state or local income tax purposes. The Purchaser consents to an election under Revenue Procedure 2003-84 (or any successor Revenue Procedure or other guidance issued by the Internal Revenue Service) to account for items of Series Pool tax-exempt income, taxable income (if any), gain, loss and deduction on the basis of a monthly closing of the books, and agrees to comply with the alternative reporting requirements prescribed by Revenue Procedure 2003-84, if such election is made by Freddie Mac.

C. The Purchaser's intention is to acquire the Class B Certificates for investment (a) for the Purchaser's own account and not as a nominee or agent or (b) for resale to "accredited investors" in transaction exempt from the registration requirements of the 1933 Act or for resale to "qualified institutional buyers" in transactions under Rule 144A promulgated under the 1933 Act (*"Rule 144A"*), and not with the view to, or for resale in connection with, any other distribution thereof (although it retains the right to resell, subject to the transfer restrictions set forth herein and in the Series Certificate Agreement and the Reimbursement and Pledge Agreement).

D. The Purchaser acknowledges that the Class B Certificates are being purchased pursuant to an exemption under the 1933 Act which depends upon, among other things, the bona fide nature of the Purchaser's investment intent (or intent to resell only in transactions exempt from the registration requirements of the 1933 Act) as expressed herein and may not be transferred unless an exemption from registration under the 1933 Act and any applicable state "Blue Sky" or securities laws is available. In addition, the Purchaser understands that the Class B Certificates have not been registered under the securities laws of any state. The Purchaser agrees to comply with applicable restrictions on the transfer of the Class B Certificates contained and referred to herein, the Series Certificate Agreement and the Reimbursement and Pledge Agreement.

E. The Purchaser is neither a "substantial user" nor a "related person" to a substantial user (within the meanings of Section 147(a) of the Internal Revenue Code of 1986, as amended and Section 103(b)(13) of the Internal Revenue Code of 1954, as amended) of the property financed by a Bond held by the Series Pool or any Underlying Bond, as applicable.

F. The Purchaser has had adequate opportunity to consult with legal, tax and investment advisors of its own choosing concerning its investment, and the Purchaser is not relying upon legal, tax or investment advice from the Administrator, the Sponsor or Remarketing Agent or any of their respective professionals or agents (provided the Purchaser is entitled to rely on the opinions delivered on the Date of Original Issue to the extent and with respect to the matters provided therein). The Purchaser has relied on its own investigation of the Bonds, the Issuers of the Bonds, any underlying obligors, the security provided therefor, and acknowledges that no investigation has been made by the Administrator, the Sponsor or the Remarketing Agent in connection with (i) the offering of Certificates, (ii) the Bonds and (iii) the financial condition or creditworthiness of the Issuers or underlying obligors with respect to the Bonds.

G. The Purchaser acknowledges and agrees that its Class B Certificates, all payments thereon and all proceeds thereof are subject to the pledge in favor of Freddie Mac and the other terms and conditions contained in the Reimbursement and Pledge Agreement. The Purchaser agrees to each and every provision of the Reimbursement and Pledge Agreement, including without limitation (a) the assignment and pledge to the Pledge Custodian (initially Freddie Mac in such capacity) and grant to the Pledge Custodian, for the benefit of Freddie Mac, of a continuing first priority security interest in, and a lien on, all of such Purchaser's right, title and interest in and to the Class B Certificates purchased or otherwise acquired, all interest and other amounts payable thereon, all rights with respect thereto, and all proceeds of the foregoing as security for the obligations of the Sponsor to Freddie Mac under the Reimbursement and Pledge Agreement, regardless of the fact that that such Purchaser is not a party to such Reimbursement and Pledge Agreement, (b) the application of payments with respect to the Class B Certificates beneficially owned by the Purchaser to satisfy amounts owed to Freddie Mac under the Reimbursement and Pledge Agreement or to purchase Class A Certificates of another Series, (c) the appointment of the Pledge Custodian and powers of the Pledge Custodian to hold the Class B Certificates, and (d) that upon the occurrence of an Event of Default thereunder, Freddie Mac may, directly or through the Pledge Custodian, levy upon and liquidate by sale or otherwise the Class B Certificates beneficially owned by the Purchaser in satisfaction of amounts owed to Freddie Mac or take any other remedial action available to a secured party under the UCC. Moreover, the Purchaser acknowledges and agrees that (i) any Class B Certificates it has purchased or acquired are subject to the security interest created by the Reimbursement and Pledge Agreement and, as such, will be held by and registered in the name of the Pledge Custodian, (ii) any transfer by such Purchaser of any portion of its beneficial ownership interest in its Class B Certificates is subject to the terms and conditions of the Reimbursement and Pledge Agreement (in addition to being subject to the terms and conditions of the Series Certificate Agreement), including the prior delivery of an Investor Letter in the form hereof and (iii) the Pledge Custodian has no duty to ascertain the identity of any transferee of a beneficial ownership in this Class B Certificate, including the Purchaser, and is obligated to make payments with respect to the Class B Certificates only to the Sponsor or a single entity designated by the Sponsor.

H. The foregoing representations, warranties and agreements are made by the Purchaser with the intent that they may be relied upon in determining its qualification and suitability to purchase Class B Certificates, and the Purchaser hereby agrees that such representations, warranties and agreements shall survive its purchase thereof, and that if any such representations, warranties or agreements are no longer accurate, it shall promptly notify the Administrator, the Remarketing Agent and the Sponsor. The Purchaser hereby agrees to indemnify and hold harmless the Series Pool, the Sponsor, the Remarketing Agent, the Administrator and agents of each of them from and against any losses, claims, damages, liabilities, expenses (including attorneys' reasonable fees and disbursements), judgments and amounts paid in settlement resulting from the untruth of any of the warranties and representations contained herein or the breach by the Purchaser of any of the covenants made by it herein. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement by the Purchaser made herein shall in any manner be deemed to constitute a waiver of any rights granted to it under Federal or state securities laws.

I. If this letter is signed by an investment adviser on behalf of one or more investment companies identified on **Appendix A** hereto (each a "Fund"), the investment adviser hereby represents and warrants that (i) each of the statements, agreements, covenants and representations and warranties herein are made on behalf of each such Fund and are true and correct, and (ii) the investment adviser is authorized to execute this letter on behalf of each Fund.

J. This letter shall apply to all Class B Certificates owned by the Purchaser.

K. The Purchaser represents and warrants that the signatory of this letter is authorized to execute and deliver this letter on behalf of such Purchaser, and acknowledges and agrees that the representations, warranties, agreements and acknowledgements set forth herein are legal, valid and binding, and enforceable against such Purchaser.

2. Any xerographic or other copy of this letter shall be deemed of equal effect as a signed original.

3. Information regarding the Purchaser's taxpayer identification number is listed on **Appendix A** attached hereto.

4. The Purchaser's telephone and facsimile numbers for purposes of receiving Electronic Notice under the Series Certificate Agreement are listed on **Appendix A** attached hereto.

5. Information regarding the Purchaser's Participant of The Depository Trust Company and its account number are listed on **Appendix A** attached hereto.

6. This letter supersedes any version of this letter delivered by us and dated earlier than the date hereof.

Date: ________________________

[NAME OF PURCHASER]

By:
Name (Print):
Title:
Mailing Address of Purchaser:

Exhibit 10.5

LIMITED SUPPORT AGREEMENT

This Limited Support Agreement (this "Agreement") is entered into as of September 1, 2010, between **AMERICA FIRST TAX EXEMPT INVESTORS, L.P.** (the "Agreement Provider") and **FEDERAL HOME LOAN MORTGAGE CORPORATION** and/or any subsequent obligee under the Reimbursement Agreement hereinafter defined (the "Lender").

RECITALS

A. ATAX TEBS I, LLC (the "Sponsor"), an Affiliate of the Agreement Provider, was the owner of certain tax-exempt multifamily housing revenue bonds (the "Bonds" as specified in further detail in the Reimbursement Agreement referenced below), that it absolutely assigned and transferred to Lender, as Administrator pursuant to a Series Certificate Agreement with respect to the Bonds, dated as of the date hereof (together with the Standard Terms attached thereto, collectively, the "Series Certificate Agreement"). Pursuant to the Series Certificate Agreement, Lender has agreed to provide credit enhancement with respect to the Bonds and related Certificates issued thereunder and to provide liquidity support for the Class A Certificates issued thereunder.

B. The Lender has conditioned its credit enhancement and liquidity support upon the execution and delivery by the Sponsor of a Bond Exchange, Reimbursement, Pledge and Security Agreement dated as of the date hereof with the Lender (the "Reimbursement Agreement"), and the execution and delivery by the Agreement Provider of this Agreement.

NOW, THEREFORE, in order to induce Lender to provide credit enhancement and liquidity support, and in consideration of the Recitals, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agreement Provider and Lender hereby agree as follows:

1. "Obligations" and other capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in the Reimbursement Agreement.

2. Agreement Provider hereby absolutely, unconditionally and irrevocably guarantees to Lender the full and prompt payment when due, whether at maturity or earlier, by reason of acceleration or otherwise, and at all times thereafter, and the full and prompt performance when due, of all of the following:

   (a) A portion of the Obligations equal to zero percent (0%) of the original principal balance of the Obligations (the "Base Support").

   (b) In addition to the Base Support, all other amounts for which Sponsor is personally liable under Section 9.11(b) of the Reimbursement Agreement.

   (c) The payment and performance of all of Sponsor's obligations under Section 2.4 and 5.1 of the Reimbursement Agreement.

   (d) All costs and expenses, including reasonable fees and out of pocket expenses of attorneys and expert witnesses, incurred by Lender in enforcing its rights under this Agreement.

   For purposes of determining Agreement Provider's liability under this Agreement, all payments made by the Sponsor with respect to the Obligations and all amounts received by Lender from the enforcement of its rights under the Reimbursement Agreement shall be applied first to the portion of the Obligations for which neither the Sponsor nor the Agreement Provider has personal liability.

3. The obligations of Agreement Provider under this Agreement shall survive any foreclosure proceeding, any foreclosure sale and any release of record of the collateral securing the Reimbursement Agreement.

4. Agreement Provider's obligations under this Agreement constitute an unconditional guaranty of payment and performance and not merely a guaranty of collection.

5. The obligations of Agreement Provider under this Agreement shall be performed without demand by Lender and shall be unconditional irrespective of the genuineness, validity, regularity or enforceability of the Reimbursement Agreement or any Sponsor Document, and without regard to any other circumstance which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Agreement Provider hereby waives the benefit of all principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms of this Agreement and agrees that Agreement Provider's obligations shall not be affected by any circumstances, whether or not referred to in this Agreement, which might otherwise constitute a legal or equitable discharge of a surety, a guarantor, a borrower or a mortgagor. Agreement Provider hereby waives the benefits of any right of discharge under any and all statutes or other laws relating to a guarantor, a surety, a borrower or a mortgagor and any other rights of a surety, a guarantor, a borrower or a mortgagor thereunder. Without limiting the generality of the foregoing, Agreement Provider hereby waives, to the fullest extent permitted by law, diligence in collecting the Obligations, presentment, demand for payment, protest, all notices with respect to the Reimbursement Agreement

and this Agreement which may be required by statute, rule of law or otherwise to preserve Lender's rights against Agreement Provider under this Agreement, including, but not limited to, notice of acceptance, notice of any amendment of the Sponsor Documents, notice of the occurrence of any default or Event of Default, notice of intent to accelerate, notice of acceleration, notice of dishonor, notice of foreclosure, notice of protest, and notice of the incurring by Sponsor of any obligation or indebtedness. Agreement Provider also waives, to the fullest extent permitted by law, all rights to require Lender to (a) proceed against Sponsor or any other guarantor of Sponsor's payment or performance with respect to the Obligations (an "Other Guarantor") (b) if Sponsor or any Other Guarantor is a partnership, proceed against any general partner of Sponsor or the Other Guarantor, or (c) proceed against or exhaust any collateral held by Lender to secure the repayment of the Obligations. Agreement Provider further waives, to the fullest extent permitted by applicable law, any right to revoke this Agreement as to any future advances by Lender under the Reimbursement Agreement to protect Lender's interest in the UCC Collateral securing the Reimbursement Agreement.

6. At any time or from time to time and any number of times, without notice to Agreement Provider and without affecting the liability of Agreement Provider, (a) the time for payment of the Obligations may be extended or the Obligations may be renewed in whole or in part; (b) the time for Sponsor's performance of or compliance with any covenant or agreement contained in the Reimbursement Agreement or any other Sponsor Document, whether presently existing or hereinafter entered into, may be extended or such performance or compliance may be waived; (c) the maturity of the Obligations may be accelerated as provided in the Reimbursement Agreement or any other Sponsor Document; (d) the Reimbursement Agreement, and the security instrument or any other loan document evidencing or securing the obligations of Owners (as defined in the Reimbursement Agreement) may be modified or amended by Lender and Sponsor in any respect, including, but not limited to, an increase in the principal amount; and (e) any security for the Obligations may be modified, exchanged, surrendered or otherwise dealt with or additional security may be pledged or mortgaged for the Obligations.

7. Lender, in its sole and absolute discretion, may (a) bring suit against Agreement Provider, or any one or more of the persons constituting Agreement Provider, and any Other Guarantor, jointly and severally, or against any one or more of them; (b) compromise or settle with any one or more of the persons constituting Agreement Provider for such consideration as Lender may deem proper; (c) release one or more of the persons constituting Agreement Provider, or any Other Guarantor, from liability; and (d) otherwise deal with Agreement Provider and any Other Guarantor, or any one or more of them, in any manner, and no such action shall impair the rights of Lender to collect from Agreement Provider any amount guaranteed by Agreement Provider under this Agreement. Nothing contained in this paragraph shall in any way affect or impair the rights or obligations of Agreement Provider with respect to any Other Guarantor.

8. Any indebtedness of Sponsor held by Agreement Provider now or in the future is and shall be subordinated to the Obligations and any such indebtedness of Sponsor shall be collected, enforced and received by Agreement Provider, as trustee for Lender, but without reducing or affecting in any manner the liability of Agreement Provider under the other provisions of this Agreement.

9. Agreement Provider shall have no right of, and hereby waives any claim for, subrogation or reimbursement against Sponsor or any general member of Sponsor by reason of any payment by Agreement Provider under this Agreement, whether such right or claim arises at law or in equity or under any contract or statute, until the Obligations has been paid in full and there has expired the maximum possible period thereafter during which any payment made by Sponsor to Lender with respect to the Obligations could be deemed a preference under the United States Bankruptcy Code.

10. If any payment by Sponsor is held to constitute a preference under any applicable bankruptcy, insolvency, or similar laws, or if for any other reason Lender is required to refund any sums to Sponsor, such refund shall not constitute a release of any liability of Agreement Provider under this Agreement. It is the intention of Lender and Agreement Provider that Agreement Provider's obligations under this Agreement shall not be discharged except by Agreement Provider's performance of such obligations and then only to the extent of such performance.

11. Agreement Provider shall from time to time, upon request by Lender, deliver to Lender such financial statements as Lender may reasonably require but not more frequently than once each year. As a condition to Agreement Provider's delivery of its financial information, Lender agrees that such information is confidential information, shall not be used for any purpose other than evaluating compliance by the Agreement Provider with this Agreement, and shall be disclosed only to those employees, directors, officers and agents of Lender who need to know such information for purposes of performing or enforcing Lender's obligations and rights under this Agreement and who are advised of the need to maintain the confidentiality of such information. Lender shall not otherwise use or disclose Agreement Provider's financial information without Agreement Provider's prior written consent. The restrictions on use and disclosure set forth above shall not apply when and to the extent that the information received by Lender (a) is or becomes generally available to the public through no fault of Lender (or anyone acting on its behalf); (b) was previously known by Freddie Mac free of any obligation to keep it confidential; (c) is subsequently disclosed to Freddie Mac by a third party who may rightfully transfer and disclose such information without restriction and free of any obligation to keep it confidential; or (d) is required to be disclosed by Freddie Mac by applicable law.

12. Lender agrees that it may assign its rights under this Agreement in whole or in part solely in the event an "Event of Default" exists under the Reimbursement Agreement. Upon any such assignment pursuant to this Section 12, all the terms and provisions of this Agreement shall inure to the benefit of such assignee to the extent so assigned. Lender agrees to notify Agreement Provider of any such assignment. The terms used to designate any of the parties herein shall be deemed to include the heirs, legal representatives, successors and assigns of such parties; and the term "Lender" shall include, in addition to Lender, any lawful owner, holder or pledgee of the Reimbursement Agreement. Reference herein to "person" or "persons" shall be deemed to include individuals and entities.

13. This Agreement and the other Sponsor Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements. There are no unwritten oral agreements between the parties. All prior or contemporaneous agreements, understandings, representations, and statements, oral or written, are merged into this Agreement and the other Sponsor Documents. Agreement Provider acknowledges that Agreement Provider has received copies of the Reimbursement Agreement and all other Sponsor Documents. Neither this Agreement nor any of its provisions may be waived, modified, amended, discharged, or terminated except by an agreement in writing signed by the party against which the enforcement of the waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in that agreement.

14. This Agreement shall be construed, and the rights and obligations of Agreement Provider hereunder determined, in accordance with federal statutory or common law ("federal law"). Insofar as there may be no applicable rule or precedent under federal law and insofar as to do so would not frustrate the purposes of any provision of this Agreement, the local law of the State of New York shall be deemed reflective of federal law. The parties agree that any legal actions among the Agreement Provider and the Lender regarding each party hereunder shall be originated in the United States District Court in and for the Eastern District of Virginia, and the parties hereby consent to the exclusive jurisdiction and venue of said Court in connection with any action or proceeding initiated concerning this Agreement. Agreement Provider irrevocably consents to service, jurisdiction, and venue of such court for any such litigation and waives any other venue to which it might be entitled by virtue of domicile, habitual residence or otherwise.

15. AGREEMENT PROVIDER AND LENDER EACH (A) AGREES NOT TO ELECT A TRIAL BY JURY WITH RESPECT TO ANY ISSUE ARISING OUT OF THIS AGREEMENT OR THE RELATIONSHIP BETWEEN THE PARTIES AS AGREEMENT PROVIDER AND LENDER THAT IS TRIABLE OF RIGHT BY A JURY AND (B) WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO SUCH ISSUE TO THE EXTENT THAT ANY SUCH RIGHT EXISTS NOW OR IN THE FUTURE. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS SEPARATELY GIVEN BY EACH PARTY, KNOWINGLY AND VOLUNTARILY WITH THE BENEFIT OF COMPETENT LEGAL COUNSEL.

16. As of the date of this Agreement, the Agreement Provider represents and warrants to the Lender that each Agreement Provider has (i) a Net Worth equal to at least $2,000,000 and (ii) Liquidity equal to at least $200,000. During the term of this Agreement, each Agreement Provider shall at all times maintain a Net Worth and Liquidity of no less than the foregoing. The following terms shall have the respective meanings set forth below for purposes of this Section 16:

(a) "Liquidity" means, at any date, the Agreement Provider's unrestricted cash and cash equivalents.

(b) "Net Worth" means, at any date, the Tangible Assets of a Person which (after deducting depreciation, obsolescence, amortization, and any valuation or other reserves on account of upward revaluation of assets and without reduction for any unamortized debt discount or expense) would be shown, in accordance with generally accepted accounting principles, on its balance sheet, minus liabilities (other than capital stock and surplus but including all reserves for contingencies and other potential liabilities) which would be shown, in accordance with generally accepted accounting principles, on such balance sheet.

(c) "Person" means any individual, partnership, corporation, association, joint venture, trust (including any beneficiary thereof) or unincorporated organization, and a government or agency or political subdivision thereof.

(d) "Tangible Assets" means total assets except: (i) that portion of deferred assets and prepaid expenses (other than prepaid insurance, prepaid rent and prepaid taxes) which do not mature or, in accordance with generally accepted accounting principles, are not amortizable within one year from the date of calculation, and (ii) trademarks, trade names, good will, and other similar intangibles.

17. During the term of the Reimbursement Agreement, the Agreement Provider agrees (a) to maintain its existence as a limited partnership under the laws of the State of Delaware, (b) that it will not dissolve or otherwise dispose of all or substantially all of its assets, and will not consolidate with or merge into any Person or permit any Person to consolidate with or merge into it and (c) that it will make subordinate loans to Owners solely in accordance with Section 3.25 of the Reimbursement Agreement.

18. This Agreement may be simultaneously executed in multiple counterparts, all of which shall constitute one and the same instrument and each of which shall be, and shall be deemed to be, an original.

[Signatures follow]

IN WITNESS WHEREOF, Agreement Provider and Lender have signed and delivered this Agreement or have caused this Agreement to be signed by their duly authorized representatives.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership

Its: General Partner

      By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company

      Its: General Partner

         By: /s/ Michael J. Draper
             Michael J. Draper
             Chief Financial Officer

[SIGNATURE PAGE TO AMERICA FIRST TEBS LIMITED SUPPORT AGREEMENT]

LENDER:

FEDERAL HOME LOAN MORTGAGE CORPORATION

By: /s/ Clayton A. Davis
Clayton A. Davis
Director, Multifamily Structured and
Affordable Executions

RATE CAP AGREEMENT (SIFMA)

THIS RATE CAP AGREEMENT (this "Agreement") is dated as of August 25, 2010 between **BARCLAYS BANK PLC** (the "Seller") and ATAX TEBS I, LLC, the "Buyer", an affiliate of America First Tax Exempt Investors, L.P. (the "Partnership"), whereby the parties agree as follows:

Section 1. Definitions and Incorporated Terms. For purposes of this Agreement, the terms set forth below in the Cap Transaction Profile or in Exhibit A shall have the meanings there indicated and capitalized terms that are used and not otherwise defined herein shall have the meanings given to them (as completed herein, where applicable) in the *2000 ISDA Definitions* as published by the International Swaps and Derivatives Association, Inc. and the *1992 ISDA U.S. Municipal Counterparty Definitions* as published by the International Swaps and Derivatives Association, Inc. (to the extent any term is defined in the *1992 ISDA U.S. Municipal Counterparty Definitions* such definition shall apply instead of any definition of the same term in the *2000 ISDA Definitions*). In addition, the provisions in the booklet of *1992 ISDA U.S. Municipal Counterparty Definitions* are incorporated by reference herein and shall apply hereto except as otherwise expressly provided herein.

Cap Transaction Profile

Notional Amount:	USD $31,936,666.67, subject to adjustment in accordance with the Notional Schedule attached in Exhibit I hereto.
Trade Date:	August 25, 2010
Effective Date:	September 2, 2010
Termination Date:	September 15, 2017
Fixed Amount:	
Fixed Rate Payer:	Buyer
Buyer's Payment Date:	September 2, 2010
Fixed Amount:	USD $845,600.00
Floating Amounts:	
Floating Rate Payer:	Seller
Cap Rate:	3.00% per annum
Payment Dates:	The Fifteenth calendar day of each month, commencing on October 15, 2010 and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.
Period End Dates:	Fifteenth calendar day of each month, not subject to adjustment.
Floating Rate Option:	USD-SIFMA Municipal Swap Index
Floating Rate Day Count Fraction:	Actual/Actual
Reset Dates:	Effective Date and thereafter Weekly on Thursday.
Weighted Average Method:	Applicable
Business Days:	A day other than (a) a Saturday or a Sunday, (b) any day on which banking institutions located in the city of New York, New York are authorized or required by law to close, (c) a day on which the New York Stock Exchange is closed or (d) any day on which Freddie Mac is closed.
Rounding Convention:	The simple arithmetic mean of rates expressed as a percentage rounded to five decimal places.

Calculation Agent: The Seller

Additional Defined Terms

"*Credit Support Document*" means the Guaranty of the Credit Support Provider, if any, and the Credit Support Annex, each as identified in Exhibit A hereto.

"*Credit Support Provider*" means the Person (if any) identified as such in Part 3 of Exhibit A.

"*Damages*" means an amount determined as provided in Section 11(b).

"*Early Termination Date*" has the meaning given to that term in Section 10(b).

"*Local Business Day*" in relation to a party means a day on which commercial banks in the city indicated in that party's address for notices hereunder are open for business.

"*Market Quotation*" means an amount determined as provided in Section 12.

"*Person*" means an individual, an estate, a trust, a corporation, a partnership, a limited liability company, or any other organization or entity, whether governmental or private.

"*Reference Market-maker*" has the meaning given to that term in Section 12(a).

"*Taxes*," with respect to payments hereunder by the Seller, means any present or future taxes, levies, imposts, duties or charges of any nature whatsoever that are collectible by withholding except for any such tax, levy, impost, duty or charge that would not have been imposed but for the existence of a connection between the Buyer and the jurisdiction where the Tax is imposed.

"*Termination Event*" has the meaning given to that term in Section 9.

Section 2. Payments. On the Payment Date for the Buyer, it shall pay the Fixed Amount and, on each Payment Date for the Seller, it shall pay the Floating Amount for the Calculation Period ending on that Payment Date. The Seller's obligation to make any payment hereunder shall be subject to the condition precedent that the Buyer have paid the Fixed Amount. If the Buyer fails to pay the Fixed Amount to the Seller as and when due hereunder and does not remedy the failure on or before the third Local Business Day after notice from the Seller, the Seller may, by notice to the Buyer given not later than the fifth Local Business Day after the end of the Buyer's cure period, declare this Agreement to be terminated, whereupon neither party shall have any further obligation hereunder, except for the Buyer's obligation to pay interest pursuant to Section 4. Notwithstanding the foregoing, the Buyer shall, upon failure to pay the Fixed Amount, remain liable to the Seller to pay the value of this Agreement, calculated, on the date Seller declares this Agreement terminated, on the basis of Market Quotation, which, for purposes of this Section 2 only, shall be determined pursuant to Section 12, substituting the word "Seller" in each instance when the word "Buyer" is utilized in such section and the quotation referred to in Section 12(b) shall be the amount in Dollars that a Reference Market-Maker would charge as a Fixed Amount on such date of declaration of termination; provided, however, that if a Market Quotation cannot be determined, the Seller shall reasonably determine in good faith an amount equal to its total losses and costs in connection with this Agreement, including any loss of bargain, cost of funding or, at the election of the Seller but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position. The value of this Agreement, if any, shall be the original Fixed Amount less the amount of the Market Quotation determined in the manner described in the previous sentence. If the difference is a negative number, the value of this Agreement shall be zero.

Section 3. Making of Payments. All payments hereunder shall be made to the account of the intended payee specified in Exhibit A, or to such other account in New York City as that party may have last specified by notice to the party required to make the payment. All such payments shall be made in funds settled through the New York Clearing House Interbank Payments System or such other same-day funds as are customary at the time for the settlement in New York City of banking transactions denominated in Dollars. Payments made by the Seller to the account of Freddie Mac pursuant to the payment instructions in Exhibit A, Part I (or such other instructions provided to Seller by Freddie Mac in writing from time to time) shall satisfy Seller's obligations to the Buyer and each Buyer individually, hereunder.

Section 4. Interest on Overdue Amounts. If any amount due hereunder is not paid when due, interest shall accrue on that amount to the extent permitted by applicable law at a rate per annum equal for each day that amount remains unpaid to the sum of 1% and the rate per annum equal to the cost (without proof or evidence of any actual cost) to the intended payee (as certified by it) if it were to fund or of funding the relevant amount for that day.

Section 5. Supervening Illegality. If it becomes unlawful for either party to make any payment to be made by it hereunder, as a result of the adoption of, or any change in, or change in the interpretation of, any law, regulation or treaty, that party shall give notice to that effect to the other party and shall use reasonable efforts (a) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make those payments lawfully and without withholding for or on account of Taxes or (b) to agree with that other party to modify this Agreement or change the method of payment hereunder so that the payment will not be unlawful. If an assignment or agreement is not made as provided herein on or before the tenth Business Day after that notice becomes effective, either party may give notice of termination as provided in Section 10.

Section 6. Taxes.

(a) Except as otherwise required by law, each payment hereunder shall be made without withholding for or on account

of Taxes. If a party is required to make any withholding from any payment under this Agreement for or on account of Taxes, it shall:

(i) make that withholding;

(ii) make timely payment of the amount withheld to the appropriate governmental authority;

(iii) forthwith pay the other party such additional amount as may be necessary to ensure that the net amount actually received by it free and clear of Taxes (including any Taxes on the additional amount) is equal to the amount that it would have received had no Taxes been withheld; and

(iv) on or before the thirtieth day after payment, send the payee the original or a certified copy of an official tax receipt evidencing that payment; provided, however, that if the representation and warranty made by a party in Section 7(c) proves not to have been true when made or, if repeated on each Payment Date, would not then be true, or if a party fails to perform or observe any of its covenants set forth in Section 7 or Section 8, the other party shall be under no obligation to pay any additional amount hereunder to the extent that the withholding would not have been required if the representation and warranty had been true when made, or would have been true if so repeated, or if the failure had not occurred.

(b) If a party would be required to make any withholding for or on account of Taxes and pay any additional amount as provided in Section 6(a) with respect to any payment to be made by it in accordance with Section 2, it shall give notice to that effect to the other party and shall use reasonable efforts

(i) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make the payments to be made by it hereunder lawfully and without withholding for or on account of Taxes; or

(ii) to agree with that other party to modify this Agreement or change the method of payment hereunder so that those payments will not be subject to the withholding. If an assignment or agreement is not made as provided herein on or before the tenth day after that notice becomes effective, the party that would be required to make the withholding may give notice of termination as provided in Section 10.

Section 7. Representations and Warranties.

(a) Each of the parties makes the representations and warranties set forth below to the other as of the date hereof:

(i) It is duly organized and validly existing and has the corporate, partnership or other power as a company and the authority to execute and deliver this Agreement and to perform its obligations hereunder;

(ii) It has taken all necessary action to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder;

(iii) All governmental authorizations and actions necessary in connection with its execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained or performed and remain valid and in full force and effect;

(iv) This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Agreement, subject to all applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally;

(v) There are no actions, proceedings or claims pending or, to its knowledge, threatened, the adverse determination of which might have a materially adverse effect on its ability to perform its obligations under, or affect the validity or enforceability against it of, this Agreement;

(vi) Each of the documents delivered by it hereunder is, as of the date stated in such document, true, accurate and complete in every material respect or, in the case of financial statements, fairly presents the condition of the Person indicated therein; and

(vii) Its execution, delivery and performance of this Agreement do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.

(b) The Seller makes the following additional representations and warranties to the Buyer:

(i) No event or condition that constitutes (or that with the giving of notice or the lapse of time or both would constitute) a Termination Event with respect to it has occurred and is continuing or will occur by reason of its entering into or performing its obligations under this Agreement.

(c) In addition, if an Exhibit B on Tax Representations and Covenants is made a part of this Agreement, each of the Buyer and the Seller makes the representations and warranties set forth therein to the other and covenants as set forth therein with the other with respect to certain matters relating to Taxes.

(d) Buyer represents that it is not a governmental, quasi-governmental, municipal or similar public entity and is not otherwise owned or controlled by any such entity.

Section 8. Documents. At or before the time of execution of this Agreement, each party shall deliver to the other evidence of the truth and accuracy of its representations in subsections (ii) and (iii) of Section 7(a) as well as evidence of the authority, incumbency and specimen signature of each Person authorized to execute and deliver this Agreement or any other document to be delivered under this Agreement on its behalf. In addition, the Seller shall deliver to the Buyer at the times specified in Part 2 of Exhibit A, each of the documents there specified.

Section 9. Termination Events. For purposes of this Agreement, "Termination Event" means each of the events and circumstances listed below:

(a) The Seller fails to pay any amount payable by it hereunder as and when that amount becomes payable and does not remedy that failure on or before the third Local Business Day after notice from the Buyer of the failure;

(b) Any representation or warranty made by the Seller in this Agreement, other than in Section 7(c), or made by any Credit Support Provider in any Credit Support Document (or document related thereto) delivered hereunder proves to have been incorrect, incomplete or misleading in any material respect at the time it was made, or the Seller fails to deliver any document it is required to deliver as provided in Part 2 of Exhibit A and does not remedy that failure on or before the thirtieth day after notice from the Buyer of the failure or, in the case of failure to deliver a Credit Support Document, does not remedy that failure immediately;

(c) The Seller or any Credit Support Provider becomes the subject of any action or proceeding for relief under any bankruptcy or insolvency law or any law affecting creditors' rights that is similar to a bankruptcy or insolvency law or law relating to the composition of debts or seeks or becomes subject to the appointment of a receiver, custodian or similar official for it or any of its property or fails or is unable to pay its debts generally as they fall due;

(d) The Seller or any Credit Support Provider fails to pay any amount payable by it to the Buyer under any other agreement or under any instrument of the Seller or any Credit Support Provider held by the Buyer and does not remedy that failure during any applicable cure period;

(e) (i) There occurs a default, an event of default or another similar condition or event (however described) in respect of the Seller or any Credit Support Provider for the Seller under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount of not less than the Threshold Amount and as a result such Specified Indebtedness has been or may be declared due and payable before it would otherwise have been due and payable or (ii) there occurs a default by the Seller or any such Credit Support Provider in making one or more payments on the due date thereof in an aggregate amount of not less than the Threshold Amount under any such agreements or instruments or under any Specified Transaction (after giving effect to any applicable notice requirement or grace period) or (iii) the combined amounts of Specified Indebtedness covered by clauses (i) and (ii) at least equal the Threshold Amount.

For this purpose, "Specified Indebtedness," with respect to any Person, means all obligations of that Person (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money, excluding deposits received in the ordinary course of its banking business; "Specified Transaction" means any rate swap, currency swap, cross-currency swap, commodity-price swap, equity, equity-index, debt-linked or debt-index-linked swap, rate cap, floor or collar, forward rate agreement, forward or spot foreign exchange transaction, interest rate, currency or commodity-price option, any cash-settled option on a security or index or group of securities, any combination of any of the foregoing and any similar transaction; and "Threshold Amount" means an amount equal to the value of two percent (2%) of shareholder's equity of the Seller (or the equivalent in any other currency or currencies), determined in accordance with generally accepted accounting principles in the Seller's jurisdiction of incorporation or organization, as at the end of the Seller's most recently completed fiscal year;

(f) Any Credit Support Provider fails to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document to which it is a party if the failure is not remedied during any applicable cure period; or any Credit Support Document expires or terminates or fails or ceases to be in full force and effect (in either case, other than in accordance with its terms) prior to the satisfaction of all obligations of the Seller under this Agreement; or any Credit Support Provider or any Person purporting to act on its behalf disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, any Credit Support Document to which it is a party;

(g) The Seller or any Credit Support Provider consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity, and the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of the Seller or such Credit Support Provider (as the case may be) as determined by the Buyer or Freddie Mac immediately prior to such action; or

(h) If at any time the unsecured, unsubordinated long term obligations of the Seller are rated below A+ by S&P (or such rating is suspended or withdrawn) or below A1 by Moody's (or such rating is suspended or withdrawn), (any such event, a "Credit Event"), and within five Business Days of the issuance of such a rating, either (a) Seller fails to post collateral to Buyer sufficient to secure Seller's obligation hereunder pursuant to a Credit Support Annex attached hereto as Exhibit C and incorporated herein by reference, or (b) either Buyer or Seller, each using its good faith efforts, fails to find a party acceptable to the other party hereto and to Freddie Mac, which acceptance shall not be unreasonably withheld, to which all of Seller's interests and obligations under this Agreement shall be assigned at no cost to Buyer, and following which Seller shall be released from all obligations hereunder.

Section 10. E**arly Termination**.

(a) At any time while a Termination Event is continuing, the Buyer may, with the prior written consent of Freddie Mac,

or Freddie Mac may, in its absolute discretion, give notice of termination in accordance with this Section. If a party gives notice of supervening illegality, either party may give notice of termination in accordance with this Section in the circumstances described in Section 5. If a party is required to pay any additional amount pursuant to Section 6, it may give notice of termination in accordance with this Section in the circumstances described in Section 6.

(b) At any time while an event under Paragraph 7 of the Credit Support Annex is continuing where the Buyer (or its Custodian) is the party failing to take an action or comply with the provisions specified therein, the Seller may, in its absolute discretion give notice of termination in accordance with this Section. For purposes of calculating the amount due under Sections 11 and 12 hereof in connection with a notice of termination under this Section 10(b), the Market Quotation shall be determined pursuant to Section 12, substituting the word "Seller" in each instance when the word "Buyer" is utilized in such section and the quotation referred to in Section 12(b) shall be the amount in Dollars that a Reference Market Maker would charge as a Fixed Amount on such date of declaration of termination; provided, however, that if a Market Quotation cannot be determined, the Seller shall reasonably determine in good faith an amount equal to its total losses and costs in connection with this Agreement including any loss of bargain, costs of funding or, at the election of the Seller but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position.

(c) Any notice of termination hereunder

(i) shall state the grounds for termination;

(ii) shall specify a date that is not before, nor more than 10 days after, the date the notice of early termination is given on which the payments required by Section 11 shall be made as provided therein (the "Early Termination Date"); and

(iii) shall declare the obligations of the Seller to make the payments required by Section 2 that are scheduled to be made after the Early Termination Date to be terminated as of that date, and those obligations shall so terminate and be replaced by the parties' obligations to make the payments specified in Section 11.

Section 11. Payments Upon Early Termination.

(a) If notice of termination is given pursuant to Section 10, the Seller shall pay the Buyer its Damages.

(b) The Buyer's Damages in the event of early termination shall be the Market Quotation, if it can be determined. If it cannot be determined, the Buyer's Damages shall be an amount in Dollars equal to the sum of the losses (including loss of bargain) that it may incur as a result of the early termination or as a result of the event that served as the ground for early termination.

(c) Payments to be made in accordance with this Section shall be made on the Early Termination Date. If the Buyer is entitled to be paid any amount in respect of its Damages in accordance with this Section, it shall submit to the Seller a statement in reasonable detail of those Damages.

Section 12. Market Quotation.

(a) For the purpose of determining the Market Quotation, the Buyer shall select, with the consent of Freddie Mac, four leading participants in the interest rate cap market (each a "Reference Market-maker"), in its sole discretion and in good faith, with a view to minimizing the Market Quotation (to the extent required by law); provided, however, that in doing so the Buyer shall be entitled to select market participants that are of the highest credit standing and that otherwise satisfy all the criteria that the Buyer applies generally at the time in deciding whether to enter into an interest rate protection transaction.

(b) The Buyer shall request from each of the Reference Market-makers it has selected a quotation of the amount in Dollars which that Reference Market-maker would charge on the Early Termination Date as a flat amount for entering into an agreement, effective on the Early Termination Date, pursuant to which it would be obligated to make all the payments scheduled to be made by the Seller under Section 2 of this Agreement after the Early Termination Date.

(c) The Market Quotation shall be the arithmetic mean (rounded up, if necessary, to the nearest cent) of the amounts described in Section 12(b) that are quoted to the Buyer by the Reference Market-makers it has selected or, if only one Reference Market-maker will quote such a fee, the Market Quotation Value shall be the amount quoted by that Reference Market-maker.

Section 13. Costs and Expenses.

(a) Each of the parties shall pay, or reimburse the other on demand for, all stamp, registration, documentation or similar taxes or duties, and any penalties or interest that may be due with respect thereto, that may be imposed by any jurisdiction in respect of its execution or delivery of this Agreement. If any such tax or duty is imposed by any jurisdiction as the result of the conduct or status of both parties, each party shall pay one half of the amount of the tax or duty.

(b) The Seller shall pay, or reimburse the Buyer on demand for, all reasonable costs and expenses incurred by the Buyer in connection with enforcement of its rights under this Agreement or as a consequence of a Termination Event, including, without limitation, fees and expenses of legal counsel.

(c) Upon the Buyer's failure to pay the Fixed Amount pursuant to Section 2, if the value of this Agreement is greater than zero as determined in the manner described in Section 2, the Buyer shall pay, or reimburse the Seller on demand for, all reasonable

costs and expenses incurred by the Seller in connection with enforcement and protection of its rights under this Agreement including, without limitation, fees and expenses of legal counsel.

Section 14. Nonassignment. Neither party shall assign or otherwise transfer its rights or obligations hereunder or any interest herein to any other Person or any of its other branches or offices without the prior written consent of the other party to this Agreement and Freddie Mac, unless the assignment or transfer by the Seller is pursuant to Section 5 or Section 6 and provided that:

(a) the Seller gives the Buyer 10 Business Days' prior written notice of the assignment or transfer;

(b) the assignee or transferee meets the criteria set forth in Section 5(i) or Section 6(b), as the case may be;

(c) the credit policies of the Buyer or Freddie Mac at the time would permit the Buyer to purchase an interest rate cap from the assignee or transferee without credit support;

(d) a Termination Event does not occur as a result of such transfer;

(e) on or prior to the effective date of the transfer, this Agreement (including, without limitation, any Tax covenants (if any) in Exhibit B to this Agreement) and all other related documents shall have been amended to reflect the transfer in a manner reasonably satisfactory to Buyer; and

(f) on or prior to the effective date of the transfer, Seller shall have agreed in writing to indemnify and hold harmless Buyer in a manner reasonably satisfactory to Buyer from and against any adverse tax consequences and any related fees, expenses and other losses resulting from the transfer, subject to the following conditions: (i) notwithstanding Seller's duty to indemnify Buyer, Buyer shall at all times retain sole control and decision-making authority with regard to any tax issues affecting Buyer or related litigation arising from or in connection with said transfer; and (ii) such indemnification shall be made as such expenses are incurred by Buyer and at such time as Buyer is required to pay any such tax liability, provided that Seller shall not be required to make such indemnification until five Business Days after it has received written notice from Buyer of expenses or liabilities for which Buyer seeks reimbursement.

Any purported transfer in violation of this Section shall be void. The parties are acting for purposes of this Agreement through their respective branches or offices specified in Exhibit A.

The Seller shall not withhold its consent to an assignment or transfer proposed by the Buyer, or by any subsequent assignee or transferee of the Buyer, if the Seller would be entitled to make the payments it is required to make pursuant to Section 2 to the proposed assignee or transferee lawfully and without withholding for or on account of Taxes and the proposed assignee or transferee assumes the obligations of the Buyer under the Tax covenants (if any) of the Buyer in Exhibit B to this Agreement to the satisfaction of the Seller. Notwithstanding the provisions of this Section 14 to the contrary, the Seller consents to the assignment of the Buyer's interest herein ultimately to Freddie Mac. Accordingly, all payments hereunder shall be made in accordance with Section 3 hereof and to the account of Freddie Mac as specified in Exhibit A hereto. The Seller agrees that Freddie Mac may exercise the rights of the Buyer hereunder from time to time, and Buyer agrees that the Seller may rely conclusively on the written instructions of Freddie Mac to Seller made pursuant to this Agreement.

Section 15. Waivers: Rights Not Exclusive. No failure or delay by a party in exercising any right hereunder shall operate as a waiver of, or impair, any such right. No single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right. No waiver of any such right shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. The right to terminate provided for herein is in addition to, and not exclusive of, any other rights, powers, privileges or remedies provided by law.

Section 16. Interpretation. The section headings in this Agreement are for convenience of reference only and shall not affect the meaning or construction of any provision hereof.

Section 17. Notices. All notices in connection with this Agreement shall be given by telex or cable or by notice in writing hand-delivered or sent by facsimile transmission or by airmail, postage prepaid. All such notices shall be sent to the telex or telecopier number or address (as the case may be) specified for the intended recipient in Exhibit A (or to such other number or address as that recipient may have last specified by notice to the other party). All such notices shall be effective upon receipt, and confirmation by answerback of any notice sent by telex as provided herein shall be sufficient evidence of receipt thereof, and telephone confirmation of receipt of any facsimile transmission in accordance with Exhibit A shall be sufficient evidence of receipt thereof.

Section 18. Amendments. This Agreement may be amended only by an instrument in writing executed by the parties hereto.

Section 19. Survival. The obligations of the parties under Section 6, Section 11 and Section 13 shall survive payment of the obligations of the parties under Section 2 and Section 4 and the termination of their other obligations hereunder.

Section 20. Jurisdiction; Governing Law.

(a) Any action or proceeding relating in any way to this Agreement may be brought and enforced in the courts of the State of New York or of the United States for the Southern District of New York, and each of the parties irrevocably submits to the nonexclusive jurisdiction of each such court in connection with any such action or proceeding.

(b) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without reference to its choice of law doctrine.

Section 21. Independence of this Agreement. It is the parties' intention that no other agreements or arrangements between them or any of their affiliates affect the transaction provided for herein except as expressly provided herein. Therefore, except as expressly provided herein, the Seller's obligation to make payments to the Buyer hereunder shall not be subject to early termination or to any condition precedent, no such payment obligation shall be netted against any payment due from the Buyer or any third party under any other agreement or instrument, and neither the Seller nor any third party shall have any right to set off any such payment due from the Seller to the Buyer or withhold any such payment, in whole or in part, pending payment of any amount payable by the Buyer or any third party to the Seller or any third party. In addition, the terms set forth in this provision may not be modified except in a written amendment to this Agreement executed by both parties hereto that (i) is expressly identified in capital letters as modifying this provision (identified by its title) and (ii) deals only with such modification.

Section 22. Waiver of Jury Trial. Each of the Buyer and the Seller, respectively, hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or any Credit Support Document. Each of the Buyer and the Seller (i) certifies that no representative, agent or attorney of the other party or any Credit Support Provider has represented, expressly or otherwise, that such other party would not, in the event of such suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement and provide for any Credit Support Document, as applicable, by, among other things, the mutual waivers and certifications in this Section.

Section 23. Setoff. The obligation to pay amounts due hereunder shall be absolute and unconditional and shall not be subject to diminution by set-off, recoupment, counterclaim, abatement or otherwise.

Section 24. Counterparts: Integration of Terms. This Agreement may be executed in counterparts, and the counterparts taken together shall be deemed to constitute one and the same agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto.

Section 25. Contractual Currency. The provision on Contractual Currency set forth in Part 4 of Exhibit A will apply if the Seller or any Credit Support Provider for the Seller is not organized in the U.S. or is acting through any office outside the U.S.

Section 26. Consent to Recording. Each party (i) consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, (ii) waives any further notice of such monitoring or recording, and (iii) agrees to notify (and, if required by law, obtain the consent of) its officers and employees with respect to such monitoring or recording. Any such recording may be submitted in evidence to any court or in any proceeding for the purpose of establishing any matters pertinent to this Agreement.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed and delivered as of the day and year first written above.

BUYER:

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership, Its: Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: _/s/ Michael J. Draper_______
Michael J. Draper
Chief Financial Officer

SELLER:

BARCLAYS BANK PLC

By /s/ Louis Bardos
Name Louis Bardos
Title Authorized Signatory

EXHIBIT I

NOTIONAL SCHEDULE

From and Including	To but Excluding	Notional Amount (USD)
09/02/2010	10/15/2010	31,936,666.67
10/15/2010	11/15/2010	31,915,666.67
11/15/2010	12/15/2010	31,905,666.67
12/15/2010	01/15/2011	31,869,333.34
01/15/2011	02/15/2011	31,851,333.34
02/15/2011	03/15/2011	31,841,333.34
03/15/2011	04/15/2011	31,831,333.34
04/15/2011	05/15/2011	31,798,333.34
05/15/2011	06/15/2011	31,784,333.34
06/15/2011	07/15/2011	31,774,333.34
07/15/2011	08/15/2011	31,753,666.67
08/15/2011	09/15/2011	31,741,333.34
09/15/2011	10/15/2011	31,729,000.00
10/15/2011	11/15/2011	31,705,000.00
11/15/2011	12/15/2011	31,688,333.34
12/15/2011	01/15/2012	31,644,333.34
01/15/2012	02/15/2012	31,623,666.67
02/15/2012	03/15/2012	31,611,333.34
03/15/2012	04/15/2012	31,599,000.00
04/15/2012	05/15/2012	31,557,333.34
05/15/2012	06/15/2012	31,540,333.34
06/15/2012	07/15/2012	31,466,000.00
07/15/2012	08/15/2012	31,445,000.00
08/15/2012	09/15/2012	31,432,333.34
09/15/2012	10/15/2012	31,419,666.67
10/15/2012	11/15/2012	31,393,333.34
11/15/2012	12/15/2012	31,375,666.67
12/15/2012	01/15/2013	31,329,333.34
01/15/2013	02/15/2013	31,308,000.00
02/15/2013	03/15/2013	31,294,333.34
03/15/2013	04/15/2013	31,280,666.67
04/15/2013	05/15/2013	31,237,000.00
05/15/2013	06/15/2013	31,218,666.67
06/15/2013	07/15/2013	31,137,333.34
07/15/2013	08/15/2013	31,115,333.34
08/15/2013	09/15/2013	31,101,666.67
09/15/2013	10/15/2013	31,088,000.00
10/15/2013	11/15/2013	31,060,666.67
11/15/2013	12/15/2013	31,042,000.00
12/15/2013	01/15/2014	30,993,000.00
01/15/2014	02/15/2014	30,969,000.00
02/15/2014	03/15/2014	30,955,000.00
03/15/2014	04/15/2014	30,941,000.00
04/15/2014	05/15/2014	30,895,666.67
05/15/2014	06/15/2014	30,876,333.34
06/15/2014	07/15/2014	30,790,000.00
07/15/2014	08/15/2014	30,765,333.34
08/15/2014	09/15/2014	30,750,333.34
09/15/2014	10/15/2014	30,735,333.34
10/15/2014	11/15/2014	30,705,333.34
11/15/2014	12/15/2014	30,685,333.34
12/15/2014	01/15/2015	30,632,000.00
01/15/2015	02/15/2015	30,607,000.00
02/15/2015	03/15/2015	30,591,666.67
03/15/2015	04/15/2015	30,576,333.34
04/15/2015	05/15/2015	30,527,000.00
05/15/2015	06/15/2015	30,506,333.34
06/15/2015	07/15/2015	30,414,666.67
07/15/2015	08/15/2015	30,389,333.34
08/15/2015	09/15/2015	30,374,000.00
09/15/2015	10/15/2015	30,358,666.67
10/15/2015	11/15/2015	30,328,333.34
11/15/2015	12/15/2015	30,307,666.67

12/15/2015	01/15/2016	30,252,333.34
01/15/2016	02/15/2016	30,227,000.00
02/15/2016	03/15/2016	30,211,666.67
03/15/2016	04/15/2016	30,196,333.34
04/15/2016	05/15/2016	30,144,333.34
05/15/2016	06/15/2016	30,123,333.34
06/15/2016	07/15/2016	30,026,666.67
07/15/2016	08/15/2016	30,001,000.00
08/15/2016	09/15/2016	29,985,000.00
09/15/2016	10/15/2016	29,969,000.00
10/15/2016	11/15/2016	29,936,000.00
11/15/2016	12/15/2016	29,913,666.67
12/15/2016	01/15/2017	29,855,000.00
01/15/2017	02/15/2017	29,826,333.34
02/15/2017	03/15/2017	29,809,000.00
03/15/2017	04/15/2017	29,791,666.67
04/15/2017	05/15/2017	29,736,333.34
05/15/2017	06/15/2017	29,713,000.00
06/15/2017	07/15/2017	29,609,666.67
07/15/2017	08/15/2017	29,580,333.34
08/15/2017	09/15/2017	29,562,666.67

EXHIBIT A

NOTICE ADDRESSES AND OTHER MATTERS

Part 1: Addresses for Notices and Accounts for Payments:

The Seller:

Address:	BARCLAYS BANK PLC 1301 Sixth Avenue New York, NY 10019 United States of America Attention: Head of Global Transaction Documentation and Management Tel: +1 212-412-5700 Fax: +1 212-412-1694
Payments to Seller:	Bank: Barclays Bank Plc, New York ABA No.: 026-0025-74 A/C: Barclays Bank Plc London Favour:Barclays Swaps & Options Group, New York A/C No.: 050-01922-8

The Buyer:

Address:	ATAX TEBS I, LLC 1004 Farnam Street, Suite 400 Omaha, NE 68102 Attention: Chad L. Daffer Facsimile: (402) 930-3047 Telephone: (402) 930-3085

copies to Freddie Mac:

Address:	Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Management and Information Control Facsimile: (703) 714-3273 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8200 Jones Branch Drive McLean, Virginia 22102 Attention: Associate General Counsel – Multifamily (Legal Division) Facsimile: (703) 903-2885 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Servicing Facsimile: (703) 714-3003 Telephone: (703) 903-2000

Payments to Buyer (pursuant to Section 3, payments are to be made as will be specified):

Bank Name: FRB New York

Bank ACCT Name: FHLMC Investor PI

ABA No.: 021039513

Bank Account No.: 380530

Reference: MFTEBS

ATTN: MFRRO-Loan Accounting 714-4177

Part 2: Documents to be delivered by the Seller to the Buyer contemporaneously with this Rate Cap Agreement:

(a) Credit Support Document to be delivered by the Seller: Credit Support Annex on standard ISDA form with paragraph 13 in the form attached as Exhibit C hereto.

(b) Legal opinion of counsel to Barclays Bank Plc in favor of Buyer and Freddie Mac addressing due authorization and enforceability against the Seller of the Rate Cap Agreement, the Credit Support Annex and any related documents

Document to be delivered by the Buyer to the Seller contemporaneously with this Rate Cap Agreement:

(a) Evidence of the authority, incumbency and specimen signature of the party executing this Agreement.

Part 3: Credit Support Provider for the Seller: NONE

Part 4: Each reference in this Agreement to Dollars (the "Contractual Currency") is of the essence. The obligation of each party in respect of any amount due under this Agreement in the Contractual Currency is, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Contractual Currency that the intended payee may, in accordance with normal banking procedures, purchase with the sum paid in that other currency (after any premium and costs of exchange) on the Business Day in New York City immediately following the day on which that payee receives the payment. If the amount in the Contractual Currency that may be so purchased for any reason falls short of the amount originally due, the party owing that amount shall pay such additional amount, in the Contractual Currency, as is necessary to compensate for the shortfall. Any obligation of that party not discharged by that payment shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

EXHIBIT B

TAX REPRESENTATIONS AND COVENANTS

A. Tax Representations and Covenants

Representations of each of the Seller and the Buyer

It is not required by any applicable law, as modified by the practice of any relevant governmental authority, to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 4 to be made by it to the other party) under this Agreement. In making this representation, it may rely on (i) the accuracy of any representation made by the other party below in this Exhibit and (ii) the satisfaction of the covenant of that other party contained below in this Exhibit and the accuracy and effectiveness of any document provided by that other party pursuant to any such covenant.

B. Payee Tax Representations

Of the Seller:

(i) With respect to payments made to Seller which are not effectively connected to the United States, Seller is a non-U.S. branch of a foreign person for United States federal income tax purposes.

(ii) With respect to payments made to Seller which are effectively connected to the United States, each payment received or to be received by Seller in connection with this Agreement will be effectively connected with its conduct of a trade or business in the United States.

Of the Buyer:

Buyer is a United States person for purposes of the United States Internal Revenue Code of 1986, as amended, and is not acting as an agent or intermediary for a foreign Person.

C. Covenants

Of Each Party:

It will give notice of any failure of a representation set forth in this Exhibit B and made by it under Section 9(c) of this Agreement to be accurate and true promptly upon learning of such failure.

If a party is required at any time to execute any form or document in order for payments to it hereunder to qualify for exemption from withholding for or on account of Taxes or to qualify for such withholding at a reduced rate, that party shall, as soon as practicable after request from the other party, execute the required form or document and deliver it to that other party.

Of the Seller:

None

Of the Buyer:

None

EXHIBIT C

FORM OF PARAGRAPH 13 OF CREDIT SUPPORT ANNEX

Paragraph 13. Elections and Variables

(a) **Security Interest for "Obligations."** The term "Obligations" as used in the Annex includes the following additional obligations: Not Applicable.

(b) **Credit Support Obligations**.

(i) ***Delivery Amount, Return Amount and Credit Support Amount***.

(A) "Delivery Amount" has the meaning specified in Paragraph 3(a), unless otherwise specified here: None Specified

(B) "Return Amount" has the meaning specified in Paragraph 3(b), unless otherwise specified here: None Specified

(C) "Credit Support Amount" means, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus (ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) the Pledgor's Threshold; provided, however, that (x) in the case where the sum of the Independent Amounts applicable to the Pledgor exceeds zero, the Credit Support Amount will not be less than the sum of all Independent Amounts applicable to the Pledgor and (y) in all other cases, the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields an amount less than zero.

(ii) ***Eligible Collateral***. Debt obligations of the Federal Home Loan Mortgage Corporation shall not qualify as "Eligible Collateral." The following items will qualify as "Eligible Collateral":

	Remaining Maturity			
ICAD Code	***One (1) year or under***	***More than one (1) year up to and including five (5) years***	***More than five (5) years up to and including ten (10) years***	***More than ten (10) years***
US-CASH	***100%***	***N/A***	***N/A***	***N/A***
US-TBILL	***99%***	***N/A***	***N/A***	***N/A***
US-TNOTE	***99%***	***98%***	***95%***	***N/A***
US-TBOND	***99%***	***98%***	***95%***	***95%***

(iii) ***Other Eligible Support***. There shall be no "Other Eligible Support" for either Party A or Party B.

(iv) ***Thresholds***.

(A) "Independent Amount" for Pledgor means zero.

(B) "Threshold" for the Pledgor means the amounts determined on the basis of the lower of the Long Term Debt Ratings set forth in the following table, *provided, however*, that if (i) the Pledgor has no Long Term Debt Rating, or (ii) an Event of Default has occurred and is continuing with respect to the Pledgor, the Threshold shall be USD$0.

Long Term Debt Rating (the lower of S&P/Moody's)	**Threshold**
A+/A1 or above	Infinity
A/A2	$1,000,000
At or below A-/A3	$0

As used herein:

"Long Term Debt Rating" means with respect to the Pledgor, the public or private rating assigned by S&P or Moody's, to the extent the Pledgor is rated by such organization, to the long term, unsecured and unsubordinated indebtedness of such party, or, if applicable, the Credit Support Provider. If a party has been assigned a private rating by S&P

or Moody's, such party is responsible to advise the Secured Party of such private rating and of any changes to such private rating to the other party and to provide any relevant credit reports to the other party.

"S&P" means Standard & Poor's Ratings Group.

"Moody's" means Moody's Investors Service.

(C) "Minimum Transfer Amount" means, with respect to Pledgor and the Secured Party, USD$10,000; provided, that if an Event of Default has occurred and is continuing with respect to Pledgor, the Minimum Transfer Amount with respect to Pledgor shall be zero.

(D) *Rounding*. The Delivery Amount and the Return Amount will be rounded up or down respectively to the nearest integral multiple of USD$1,000.

(c) **Valuation and Timing**.

(i) "Valuation Agent" means, for purposes of Paragraphs 3 and 5, the party making the demand under Paragraph 3, and, for purposes of Paragraph 6(d), the Secured Party receiving or deemed to receive the Distributions or the Interest Amount, as applicable. In addition, the Valuation Agent will be the Secured Party for purposes of calculating Value in connection with substitutions pursuant to Paragraph 4(d).

(ii) "Valuation Date" means each Local Business Day.

(iii) "Valuation Time" means the closing of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or the date of calculation, as applicable, provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

(iv) "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d) **Conditions Precedent and Secured Party's Rights and Remedies**. Each of the following will be a "Specified Condition": None.

(e) **Substitution**.

(i) "Substitution Date" has the meaning specified in Paragraph 4(d)(ii) unless otherwise specified here: None

(ii) *Consent*. The Pledgor does not need to obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f) **Dispute Resolution**.

(i) "Resolution Time" means 1:00 p.m., New York Time, on the fifth Local Business Day following the date on which notice of a dispute is given under Paragraph 5.

(ii) *Value*. For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other than Cash will be calculated as follows:

the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an affiliate of Party A) for such security chosen by the Valuation Agent or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date, multiplied by the appropriate Valuation Percentage set forth in subsection (b) of this Paragraph 13, plus (ii) the accrued interest on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

(iii) *Alternative*. Not Applicable.

(g) **Holding and Using Posted Collateral**.

(i) *Eligibility to Hold Posted Collateral; Custodians*. Secured Party will be entitled to hold Posted Collateral only through its Custodian pursuant to Paragraph 6(b), provided that the following conditions applicable to it are satisfied:

(1) The Custodian: The Custodian is Freddie Mac, or a bank or trust company designated by the Secured Party and having total assets of at least USD$10,000,000,000. The Custodian shall be designated by Freddie Mac if this Agreement is collaterally assigned to Freddie Mac.

Initially, the Custodian shall be The Bank of New York Mellon Trust Company, N.A.

(ii) *Use of Posted Collateral*. The provision of Paragraph 6(c) will not apply.

(h) **Distributions and Interest Amount**.

(i) *Interest Rate*. The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519.

(ii) *Transfer of Interest Amount*. The Transfer of the Interest Amount will be made on the last Local Business Day of each calendar month and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

(iii) *Alternative to Interest Amount*. Not Applicable.

(i) **Additional Representation(s)**. Not Applicable.

(j) **"Other Eligible Support and Other Posted Support."**

(i) "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(ii) "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k) **Demands and Notices**. All demands, specifications and notices made by one party to this Annex will be made pursuant to the Notices Section of this Agreement, unless otherwise specified here:

Party A: None Specified

Party B: [TO BE PROVIDED]

(l) **Address for Transfers**. [TO BE PROVIDED]

(m) **Other Provisions**.

(i) ***Agreement as to Single Secured Party and Pledgor***. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party B, (b) the term "Pledgor" as used in this Annex means only Party A, (c) only Party A makes the pledge and grant in Paragraph 2, the acknowledgement in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party A will be required to make Transfers of Eligible Credit Support hereunder.

(ii) ***FIRREA***. Party A, if an FDIC-insured depository institution, represents that (i) this Annex has been executed and delivered by a duly appointed or elected and authorized officer of Party A of the level of vice president or higher and (ii) Party A has taken all necessary action to authorize the execution, delivery and performance of this Annex.

(iii) ***Posted Collateral***. The definition of Posted Collateral shall also include any and all accounts in which Cash Collateral is held.

(iv) ***Additions to Paragraph 3***. The following subparagraph (c) is hereby added to Paragraph 3 of this Annex:

(c) **No Offset**. On any Valuation Date, if (i) each party is required to make a Transfer under Paragraph 3(a) and (ii) each party is required to make a Transfer under Paragraph 3(b), then the amounts of those obligations will not offset each other.

(v) ***Fees of Custodian***. Notwithstanding any other provision contained in this Annex, Pledgor shall pay all fees and charges of the Custodian related to the holding and maintenance of the Posted Collateral.

(vi) ***Exposure***. The definition of the term "Exposure" contained in Paragraph 12 of this Annex is deleted in its entirety and the following language is substituted therefor: "Exposure" means for any Valuation Date or other date for which Exposure is calculated and, subject to Paragraph 5 in the case of a dispute, the amount, if any that would be payable to Party B pursuant to Section 11 of this Agreement as if this Agreement were being terminated as of the relevant Valuation Time; provided, however, that Market Quotation will be determined by the Valuation Agent using its estimates at mid-market of the amounts that would be paid pursuant to Section 11.

(vii) ***Master Agreement***. For purposes of this Annex, the term "Agreement" shall not refer to a Master Agreement and Schedule as indicated above in the introductory paragraph, but shall mean the Rate Cap Agreement between Party A and Party B dated as of the date hereof.

(viii) ***Form of Annex***. The parties hereto agree that the text of the body of this Annex (paragraphs 1 through 12) shall be deemed to be the printed form of the 1994 ISDA Credit Support Annex (Bilateral Form — ISDA Agreements subject to New York Law only version) as published and copyrighted by the International Swaps and Derivatives Association, Inc., incorporated herein by reference, subject to the following revisions:

(a) Modification to Introductory Paragraph: The following paragraph is substituted for the introductory paragraph of the Annex:

"This Annex supplements, forms part of, and is subject to, the above-referenced Rate Cap Agreement (the "Agreement"), and is a Credit Support Document under the Agreement with respect to each party.

(b) Modifications to Paragraph 1:

(1) The word "Schedule" shall be replaced with "Agreement" in subparagraph (a) of the Annex.

(2) The following subparagraph (b) is substituted for subparagraph (b) of the Annex:

"(b) Secured Party and Pledgor. All references in this Annex to the "Secured Party" will be to the Buyer ("Party B") and all corresponding references to the "Pledgor" will be to the Seller ("Party A"); provided, however, that if Other Posted Support is held by a party to this Annex, all references herein to that party as the Secured Party with respect to that Other Posted Support will be to that party as the beneficiary thereof and will not subject that support or that party as beneficiary thereof to provisions of law generally relating to security interests and secured parties."

(c) Modification to Paragraph 2: The following Paragraph 2 is substituted for Paragraph 2 of this Annex:

"Paragraph 2. Security Interest. The Pledgor hereby pledges to the Secured Party, as security for its Obligations, and grants to the Secured Party a first priority continuing security interest in, lien on and right of Set-off against all Posted Collateral Transferred to or received by the Secured Party hereunder. Upon the Transfer by the Secured Party to the Pledgor of Posted Collateral, the security interest and lien granted hereunder on that Posted Collateral will be released immediately and, to the extent possible, without any further action by either party."

(d) Modification to Paragraph 4: The following clause is added after the word "thereafter" and before the period in the last line of Paragraph 4(b):

"provided, however, that if a demand is made by the Notification Time and such demand is the first demand made by the Secured Party under Paragraph 3(a) after a Credit Event under Section 9(h) of the Agreement, then the relevant transfer will be made not later than the close of business on the fifth (5th) Local Business Day thereafter."

(e) Modification to Paragraph 5: The following subparagraph (i) is substituted for subparagraph (i) of Paragraph 5 of this Annex:

(i) In the case of a dispute involving a Delivery Amount or Return Amount, unless otherwise specified in Paragraph 13, the Valuation Agent will recalculate the Exposure and the Value as of the Recalculation Date by:

(A) calculating the Exposure for the Rate Cap Agreement by seeking four actual quotations at mid-market from Reference Market-makers for purposes of calculating Market Quotation, and taking the arithmetic average of those obtained; provided that if four quotations are not available for the Rate Cap Agreement, then fewer than four quotations may be used for the Rate Cap Agreement; and if no quotations are available for the Rate Cap Agreement, then the Valuation Agent's original calculations will be used for the Rate Cap Transaction; and

(B) utilizing the procedures specified in Paragraph 13 for calculating the Value, if disputed, of Posted Credit Support."

(f) Modification to Paragraph 7: The following Paragraph 7 is substituted for Paragraph 7 of this Annex:

"Paragraph 7. Notice of termination. For purposes of Section 10 of this Agreement, a party (X) may give a notice of termination with respect to the other party (Y) in accordance with Section 10 in the following circumstances:

(i) Y fails (or fails to cause its Custodian) to make, when due, any Transfer of Eligible Collateral, Posted Collateral or the Interest Amount, as applicable, required to be made by it and that failure continues for two Local Business Days after notice of that failure is given to Y;

(ii) Y fails to comply with any restriction or prohibition specified in this Annex with respect to any of the rights specified in Paragraph 6(c) and that failure continues for five Local Business Days after notice of that failure is given to Y; or

(iii) Y fails to comply with or perform any agreement or obligation other than those specified in Paragraphs 7(i) and 7(ii) and that failure continues for 30 days after notice of that failure is given to Y.

For purposes of Section 10, (a) if Y is the Seller, the occurrence of an event described above shall constitute a "Termination Event" and (b) if Y is the Buyer, the occurrence of an event described above shall give rise to the Seller's right to terminate pursuant to Section 10(b)."

(g) Modifications to Paragraph 8:

(1) The following subparagraph (b) is substituted for the introductory clause of subparagraph (b) of Paragraph 8 of the Annex:

"(b) Pledgor's Rights and Remedies. If at any time an Early Termination Date has occurred or been designated as the result of an event described in Paragraph 7 with respect to the Secured Party, then:"

(2) The words "Section 2(d)" shall be replaced with "Section 8" in subparagraph (d) of Paragraph 8 of this Annex.

(h) Modifications to Paragraph 9: The following first clause of Paragraph 9 is substituted for the first clause of this Annex:

"Paragraph 9. Representations. The Pledgor represents to the Secured Party (which representations will be deemed to be repeated as of each date on which it Transfers Eligible Collateral) that:"

(i) Modification to Paragraph 11: The words "one or more Confirmations or" are deleted in Paragraph 11(f) of this Annex.

(j) Certain Defined Terms. The following terms have the meanings indicated below:

"Defaulting Party" means (a) the Seller if a Termination Event has occurred and is continuing with respect to the Seller and (b) the Buyer if an event has occurred and is continuing under Paragraph 7 hereof with respect to which the Buyer is Y.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Event of Default" means a Termination Event as specified in Section 10 of the Agreement.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

(ix) ***Freddie Mac Shall Act on Behalf of the Secured Party.*** Party A and Party B acknowledge and agree that, so long as the Cap Agreement is collaterally assigned to Freddie Mac, Freddie Mac shall act as Valuation Agent hereunder on behalf of Party B and shall act as the Secured Party for purposes of making demands for and holding collateral and receiving demands for any Return Amount.

RATE CAP AGREEMENT (SIFMA)

THIS RATE CAP AGREEMENT (this "Agreement") is dated as of August 25, 2010 between **THE BANK OF NEW YORK MELLON**, a banking organization duly organized and existing under the laws of the State of New York, (the "Seller") and **ATAX TEBS I, LLC**, a Delaware limited liability company (the "Buyer"), whereby the parties agree as follows:

Section 1. Definitions and Incorporated Terms. For purposes of this Agreement, the terms set forth below in the Cap Transaction Profile or in Exhibit A shall have the meanings there indicated and capitalized terms that are used and not otherwise defined herein shall have the meanings given to them (as completed herein, where applicable) in the *2000 ISDA Definitions* as published by the International Swaps and Derivatives Association, Inc. and the *1992 ISDA U.S. Municipal Counterparty Definitions* as published by the International Swaps and Derivatives Association, Inc. (to the extent any term is defined in the *1992 ISDA U.S. Municipal Counterparty Definitions* such definition shall apply instead of any definition of the same term in the *2000 ISDA Definitions*). In addition, the provisions in the booklet of *1992 ISDA U.S. Municipal Counterparty Definitions* are incorporated by reference herein and shall apply hereto except as otherwise expressly provided herein. This transaction requires you to provide documentation sufficient to satisfy the requirements of the Know Your Customer Policy adopted by The Bank of New York Mellon to ensure compliance with the U.S. Bank Secrecy Act, the USA Patriot Act and other applicable laws targeting the prevention of money laundering, terrorist financing and other illegal activities. It shall be an Additional Termination Event hereunder if Buyer fails to provide The Bank of New York Mellon with documentation within 10 days sufficient, in The Bank of New York Mellon 's judgment, to satisfy the requirements of The Bank of New York Mellon 's Know Your Customer Policy.

Cap Transaction Profile

Notional Amount: The amount set forth on the Amortizing Schedule I attached hereto for such Calculation Period

Trade Date: August 25, 2010

Effective Date: September 2, 2010

Termination Date: September 15, 2017

Fixed Amount:

Fixed Rate Payer: Buyer

Buyer's Payment Date: September 2, 2010

Fixed Amount: USD 921,000

Floating Amounts:

Floating Rate Payer: Seller

Cap Rate: 3.00% per annum

Payment Dates: The fifteenth calendar day of each month, commencing on October 15, 2010, and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Period End Dates: The fifteenth calendar day of each month, commencing on October 15, 2010 and ending on the Termination Date, not subject to adjustment.

Floating Rate Option: USD-SIFMA Municipal Swap Index (formerly known as USD-BMA Municipal Swap Index)

Floating Rate Day Count Fraction: Actual/Actual

Reset Dates: Effective Date and thereafter Weekly on Thursday, provided that the Floating Rate shall be determined on Wednesday of each Week, subject to the Following Business Day Convention, and the Floating Rate will be effective for the seven (7) day period from and including the following Thursday (or if Thursday is the day the Floating Rate is determined, from and including such Thursday) to and including the following Wednesday, without regard to the Following Business Day Convention.

Weighted Average Method: Applicable

Business Days:	A day other than (a) a Saturday or a Sunday, (b) any day on which banking institutions located in the city of New York, New York are authorized or required by law to close, (c) a day on which the New York Stock Exchange is closed or (d) any day on which Freddie Mac is closed.
Rounding Convention:	The simple arithmetic mean of rates expressed as a percentage rounded to five decimal places.
Calculation Agent:	The Seller

Amortizing Schedule I

From and including	To but excluding	Notional Amount (in USD)
09/02/2010	09/15/2010	31,936,666.67
09/15/2010	10/15/2010	31,936,666.67
10/15/2010	11/15/2010	31,915,666.67
11/15/2010	12/15/2010	31,905,666.67
12/15/2010	01/15/2011	31,869,333.34
01/15/2011	02/15/2011	31,851,333.34
02/15/2011	03/15/2011	31,841,333.34
03/15/2011	04/15/2011	31,831,333.34
04/15/2011	05/15/2011	31,798,333.34
05/15/2011	06/15/2011	31,784,333.34
06/15/2011	07/15/2011	31,774,333.34
07/15/2011	08/15/2011	31,753,666.67
08/15/2011	09/15/2011	31,741,333.34
09/15/2011	10/15/2011	31,729,000.00
10/15/2011	11/15/2011	31,705,000.00
11/15/2011	12/15/2011	31,688,333.34
12/15/2011	01/15/2012	31,644,333.34
01/15/2012	02/15/2012	31,623,666.67
02/15/2012	03/15/2012	31,611,333.34
03/15/2012	04/15/2012	31,599,000.00
04/15/2012	05/15/2012	31,557,333.34
05/15/2012	06/15/2012	31,540,333.34
06/15/2012	07/15/2012	31,466,000.00
07/15/2012	08/15/2012	31,445,000.00
08/15/2012	09/15/2012	31,432,333.34
09/15/2012	10/15/2012	31,419,666.67
10/15/2012	11/15/2012	31,393,333.34
11/15/2012	12/15/2012	31,375,666.67
12/15/2012	01/15/2013	31,329,333.34
01/15/2013	02/15/2013	31,308,000.00
02/15/2013	03/15/2013	31,294,333.34
03/15/2013	04/15/2013	31,280,666.67
04/15/2013	05/15/2013	31,237,000.00
05/15/2013	06/15/2013	31,218,666.67
06/15/2013	07/15/2013	31,137,333.34
07/15/2013	08/15/2013	31,115,333.34
08/15/2013	09/15/2013	31,101,666.67
09/15/2013	10/15/2013	31,088,000.00
10/15/2013	11/15/2013	31,060,666.67
11/15/2013	12/15/2013	31,042,000.00
12/15/2013	01/15/2014	30,993,000.00
01/15/2014	02/15/2014	30,969,000.00
02/15/2014	03/15/2014	30,955,000.00
03/15/2014	04/15/2014	30,941,000.00
04/15/2014	05/15/2014	30,895,666.67
05/15/2014	06/15/2014	30,876,333.34
06/15/2014	07/15/2014	30,790,000.00
07/15/2014	08/15/2014	30,765,333.34
08/15/2014	09/15/2014	30,750,333.34
09/15/2014	10/15/2014	30,735,333.34
10/15/2014	11/15/2014	30,705,333.34
11/15/2014	12/15/2014	30,685,333.34
12/15/2014	01/15/2015	30,632,000.00
01/15/2015	02/15/2015	30,607,000.00
02/15/2015	03/15/2015	30,591,666.67
03/15/2015	04/15/2015	30,576,333.34
04/15/2015	05/15/2015	30,527,000.00

05/15/2015	06/15/2015	30,506,333.34
06/15/2015	07/15/2015	30,414,666.67
07/15/2015	08/15/2015	30,389,333.34
08/15/2015	09/15/2015	30,374,000.00
09/15/2015	10/15/2015	30,358,666.67
10/15/2015	11/15/2015	30,328,333.34
11/15/2015	12/15/2015	30,307,666.67
12/15/2015	01/15/2016	30,252,333.34
01/15/2016	02/15/2016	30,227,000.00
02/15/2016	03/15/2016	30,211,666.67
03/15/2016	04/15/2016	30,196,333.34
04/15/2016	05/15/2016	30,144,333.34
05/15/2016	06/15/2016	30,123,333.34
06/15/2016	07/15/2016	30,026,666.67
07/15/2016	08/15/2016	30,001,000.00
08/15/2016	09/15/2016	29,985,000.00
09/15/2016	10/15/2016	29,969,000.00
10/15/2016	11/15/2016	29,936,000.00
11/15/2016	12/15/2016	29,913,666.67
12/15/2016	01/15/2017	29,855,000.00
01/15/2017	02/15/2017	29,826,333.34
02/15/2017	03/15/2017	29,809,000.00
03/15/2017	04/15/2017	29,791,666.67
04/15/2017	05/15/2017	29,736,333.34
05/15/2017	06/15/2017	29,713,000.00
06/15/2017	07/15/2017	29,609,666.67
07/15/2017	08/15/2017	29,580,333.34
08/15/2017	09/15/2017	29,562,666.67

Additional Defined Terms

"*Credit Support Document*" means the Guaranty of the Credit Support Provider, if any, and the Credit Support Annex, each as identified in Exhibit A hereto.

"*Credit Support Provider*" means the Person (if any) identified as such in Part 3 of Exhibit A.

"*Damages*" means an amount determined as provided in Section 11(b).

"*Early Termination Date*" has the meaning given to that term in Section 10(b).

"*Local Business Day*" in relation to a party means a day on which commercial banks in the city indicated in that party's address for notices hereunder are open for business.

"*Market Quotation*" means an amount determined as provided in Section 12.

"*Person*" means an individual, an estate, a trust, a corporation, a partnership, a limited liability company, or any other organization or entity, whether governmental or private.

"*Reference Market-maker*" has the meaning given to that term in Section 12(a).

"*Taxes*," with respect to payments hereunder by the Seller, means any present or future taxes, levies, imposts, duties or charges of any nature whatsoever that are collectible by withholding except for any such tax, levy, impost, duty or charge that would not have been imposed but for the existence of a connection between the Buyer and the jurisdiction where the Tax is imposed.

"*Termination Event*" has the meaning given to that term in Section 9.

Section 2. Payments. On the Payment Date for the Buyer, it shall pay the Fixed Amount and, on each Payment Date for the Seller, it shall pay the Floating Amount for the Calculation Period ending on that Payment Date. The Seller's obligation to make any payment hereunder shall be subject to the condition precedent that the Buyer have paid the Fixed Amount. If the Buyer fails to pay the Fixed Amount to the Seller as and when due hereunder and does not remedy the failure on or before the third Local Business Day after notice from the Seller, the Seller may, by notice to the Buyer given not later than the fifth Local Business Day after the end of the Buyer's cure period, declare this Agreement to be terminated, whereupon neither party shall have any further obligation hereunder, except for the Buyer's obligation to pay interest pursuant to Section 4. Notwithstanding the foregoing, the Buyer shall, upon failure to pay the Fixed Amount, remain liable to the Seller to pay the value of this Agreement, calculated, on the date Seller declares this Agreement terminated, on the basis of Market Quotation, which, for purposes of this Section 2 only, shall be determined pursuant to Section 12, substituting the word "Seller" in each instance when the word "Buyer" is utilized in

such section and the quotation referred to in Section 12(b) shall be the amount in Dollars that a Reference Market-Maker would charge as a Fixed Amount on such date of declaration of termination. The value of this Agreement, if any, shall be the original Fixed Amount less the amount of the Market Quotation determined in the manner described in the previous sentence. If the difference is a negative number, the value of this Agreement shall be zero.

Section 3. Making of Payments. All payments hereunder shall be made to the account of the intended payee specified in Exhibit A, or to such other account in New York City as that party may have last specified by notice to the party required to make the payment. All such payments shall be made in funds settled through the New York Clearing House Interbank Payments System or such other same-day funds as are customary at the time for the settlement in New York City of banking transactions denominated in Dollars.

Section 4. Interest on Overdue Amounts. If any amount due hereunder is not paid when due, interest shall accrue on that amount to the extent permitted by applicable law at a rate per annum equal for each day that amount remains unpaid to the sum of 1% and the rate per annum equal to the cost (without proof or evidence of any actual cost) to the intended payee (as certified by it) if it were to fund or of funding the relevant amount for that day.

Section 5. Supervening Illegality. If it becomes unlawful for either party to make any payment to be made by it hereunder, as a result of the adoption of, or any change in, or change in the interpretation of, any law, regulation or treaty, that party shall give notice to that effect to the other party and shall use reasonable efforts (a) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make those payments lawfully and without withholding for or on account of Taxes or (b) to agree with that other party to modify this Agreement or change the method of payment hereunder so that the payment will not be unlawful. If an assignment or agreement is not made as provided herein on or before the tenth Business Day after that notice becomes effective, either party may give notice of termination as provided in Section 10.

Section 6. Taxes.

(a) For the purpose of this Agreement, each of the Buyer and Seller hereby represent, respectively, that it is a "United States person" for purposes of the United States Internal Revenue Code of 1986, as amended. Except as otherwise required by law, each payment hereunder shall be made without withholding for or on account of Taxes. If a party is required to make any withholding from any payment under this Agreement for or on account of Taxes, it shall:

(i) make that withholding;

(ii) make timely payment of the amount withheld to the appropriate governmental authority;

(iii) forthwith pay the other party such additional amount as may be necessary to ensure that the net amount actually received by it free and clear of Taxes (including any Taxes on the additional amount) is equal to the amount that it would have received had no Taxes been withheld; and

(iv) on or before the thirtieth day after payment, send the payee the original or a certified copy of an official tax receipt evidencing that payment; provided, however, that if the representation and warranty made by a party in Section 7(c) proves not to have been true when made or, if repeated on each Payment Date, would not then be true, or if a party fails to perform or observe any of its covenants set forth in Section 7 or Section 8, the other party shall be under no obligation to pay any additional amount hereunder to the extent that the withholding would not have been required if the representation and warranty had been true when made, or would have been true if so repeated, or if the failure had not occurred.

(b) If a party would be required to make any withholding for or on account of Taxes and pay any additional amount as provided in Section 6(a) with respect to any payment to be made by it in accordance with Section 2, it shall give notice to that effect to the other party and shall use reasonable efforts

(i) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make the payments to be made by it hereunder lawfully and without withholding for or on account of Taxes; or

(ii) to agree with that other party to modify this Agreement or change the method of payment hereunder so that those payments will not be subject to the withholding. If an assignment or agreement is not made as provided herein on or before the tenth day after that notice becomes effective, the party that would be required to make the withholding may give notice of termination as provided in Section 10.

Section 7. Representations and Warranties.

(a) Each of the parties makes the representations and warranties set forth below to the other as of the date hereof:

(i) It is duly organized and validly existing and has the corporate, partnership or other power as a company and the authority to execute and deliver this Agreement and to perform its obligations hereunder;

(ii) It has taken all necessary action to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder;

(iii) All governmental authorizations and actions necessary in connection with its execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained or performed and remain valid

and in full force and effect; and

(iv) This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Agreement, subject to all applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally;

(b) The Seller makes the following additional representations and warranties to the Buyer:

(i) No event or condition that constitutes (or that with the giving of notice or the lapse of time or both would constitute) a Termination Event with respect to it has occurred and is continuing or will occur by reason of its entering into or performing its obligations under this Agreement;

(ii) There are no actions, proceedings or claims pending or, to its knowledge, threatened, the adverse determination of which might have a materially adverse effect on its ability to perform its obligations under, or affect the validity or enforceability against it of, this Agreement; and

(iii) Each of the documents delivered by the Seller hereunder is, as of the date stated in such document, true, accurate and complete in every material respect or, in the case of financial statements, fairly presents the condition of the Person indicated therein.

(c) In addition, if an Exhibit B on Tax Representations and Covenants is made a part of this Agreement, each of the Buyer and the Seller makes the representations and warranties set forth therein to the other and covenants as set forth therein with the other with respect to certain matters relating to Taxes.

Section 8. Documents. At or before the time of execution of this Agreement each party shall deliver to the other party evidence of the truth and accuracy of such party's representations in subsections (ii) and (iii) of Section 7(a) as well as evidence of the authority, incumbency and specimen signature of each Person authorized to execute and deliver this Agreement or any other document to be delivered under this Agreement. In addition, the Seller shall deliver to the Buyer at the times specified in Part 2 of Exhibit A, each of the documents there specified.

Section 9. Termination Events. For purposes of this Agreement, "Termination Event" means each of the events and circumstances listed below:

(a) The Seller fails to pay any amount payable by it hereunder as and when that amount becomes payable and does not remedy that failure on or before the third Local Business Day after notice from the Buyer of the failure;

(b) Any representation or warranty made by the Seller in this Agreement, other than in Section 7(c), or made by any Credit Support Provider in any Credit Support Document (or document related thereto) delivered hereunder proves to have been incorrect, incomplete or misleading in any material respect at the time it was made, or the Seller fails to deliver any document it is required to deliver as provided in Part 2 of Exhibit A and does not remedy that failure on or before the thirtieth day after notice from the Buyer of the failure or, in the case of failure to deliver a Credit Support Document, does not remedy that failure immediately;

(c) The Seller or any Credit Support Provider becomes the subject of any action or proceeding for relief under any bankruptcy or insolvency law or any law affecting creditors' rights that is similar to a bankruptcy or insolvency law or law relating to the composition of debts or seeks or becomes subject to the appointment of a receiver, custodian or similar official for it or any of its property or fails or is unable to pay its debts generally as they fall due;

(d) The Seller or any Credit Support Provider fails to pay any amount payable by it to the Buyer under any other agreement or under any instrument of the Seller or any Credit Support Provider held by the Buyer and does not remedy that failure during any applicable cure period;

(e) (i) There occurs a default, an event of default or another similar condition or event (however described) in respect of the Seller or any Credit Support Provider for the Seller under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount of not less than the Threshold Amount and as a result such Specified Indebtedness has been or may be declared due and payable before it would otherwise have been due and payable or (ii) there occurs a default by the Seller or any such Credit Support Provider in making one or more payments on the due date thereof in an aggregate amount of not less than the Threshold Amount under any such agreements or instruments or under any Specified Transaction (after giving effect to any applicable notice requirement or grace period) or (iii) the combined amounts of Specified Indebtedness covered by clauses (i) and (ii) at least equal the Threshold Amount.

For this purpose, "Specified Indebtedness," with respect to any Person, means all obligations of that Person (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money, provided that such term shall not include deposits received in the ordinary course of business. "Specified Transaction" means any rate swap, currency swap, cross-currency swap, commodity-price swap, equity, equity-index, debt-linked or debt-index-linked swap, rate cap, floor or collar, forward rate agreement, forward or spot foreign exchange transaction, interest rate, currency or commodity-price option, any cash-settled option on a security or index or group of securities, any combination of any of the foregoing and any similar transaction; and "Threshold Amount" means U.S. $30,000,000 (or the equivalent in any other currency or currencies);

(f) Any Credit Support Provider fails to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document to which it is a party if the failure is not remedied during any applicable cure period; or any Credit Support Document expires or terminates or fails or ceases to be in full force and effect (in either case, other

than in accordance with its terms) prior to the satisfaction of all obligations of the Seller under this Agreement; or any Credit Support Provider or any Person purporting to act on its behalf disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, any Credit Support Document to which it is a party;

(g) The Seller or any Credit Support Provider consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity, and the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of the Seller or such Credit Support Provider (as the case may be) as determined by the Buyer or Freddie Mac immediately prior to such action; or

(h) If at any time the unsecured, unsubordinated long term obligations of the Seller are rated below A+ by S&P (or such rating is suspended or withdrawn) or below A1 by Moody's (or such rating is suspended or withdrawn), and within five Business Days of the issuance of such a rating, either (a) Seller fails to post collateral to Buyer pursuant to the Credit Support Annex attached hereto as Exhibit C and incorporated herein by reference, or (b) either Buyer or Seller, each using its good faith efforts, fails to find a party acceptable to the other party hereto and to Freddie Mac, which acceptance shall not be unreasonably withheld, to which all of Seller's interests and obligations under this Agreement shall be assigned at no cost to Buyer, and following which Seller shall be released from all obligations hereunder.

Section 10. Early Termination.

(a) At any time while a Termination Event is continuing, the Buyer may, with the prior written consent of Freddie Mac, or Freddie Mac may, in its absolute discretion, give notice of termination in accordance with this Section. If a party gives notice of supervening illegality, either party may give notice of termination in accordance with this Section in the circumstances described in Section 5. If a party is required to pay any additional amount pursuant to Section 6, it may give notice of termination in accordance with this Section in the circumstances described in Section 6.

(b) Any notice of termination hereunder

(i) shall state the grounds for termination;

(ii) shall specify a date that is not before, nor more than 10 days after, the date the notice of early termination is given on which the payments required by Section 11 shall be made as provided therein (the "Early Termination Date"); and

(iii) shall declare the obligations of the Seller to make the payments required by Section 2 that are scheduled to be made after the Early Termination Date to be terminated as of that date, and those obligations shall so terminate and be replaced by the parties' obligations to make the payments specified in Section 11.

Section 11. Payments Upon Early Termination.

(a) If notice of termination is given pursuant to Section 10, the Seller shall pay the Buyer its Damages.

(b) The Buyer's Damages in the event of early termination shall be the Market Quotation, if it can be determined. If it cannot be determined, the Buyer's Damages shall be an amount in Dollars equal to the sum of the losses (including loss of bargain) that it may incur as a result of the early termination or as a result of the event that served as the ground for early termination.

(c) Payments to be made in accordance with this Section shall be made on the Early Termination Date. If the Buyer is entitled to be paid any amount in respect of its Damages in accordance with this Section, it shall submit to the Seller a statement in reasonable detail of those Damages.

Section 12. Market Quotation.

(a) For the purpose of determining the Market Quotation, the Buyer shall select, with the consent of Freddie Mac, four leading participants in the interest rate cap market (each a "Reference Market-maker"), in its sole discretion and in good faith, with a view to minimizing the Market Quotation (to the extent required by law); provided, however, that in doing so the Buyer shall be entitled to select market participants that are of the highest credit standing and that otherwise satisfy all the criteria that the Buyer applies generally at the time in deciding whether to enter into an interest rate protection transaction.

(b) The Buyer shall request from each of the Reference Market-makers it has selected a quotation of the amount in Dollars which that Reference Market-maker would charge on the Early Termination Date as a flat amount for entering into an agreement, effective on the Early Termination Date, pursuant to which it would be obligated to make all the payments scheduled to be made by the Seller under Section 2 of this Agreement after the Early Termination Date.

(c) The Market Quotation shall be the arithmetic mean (rounded up, if necessary, to the nearest cent) of the amounts described in Section 12(b) that are quoted to the Buyer by the Reference Market-makers it has selected or, if only one Reference Market-maker will quote such a fee, the Market Quotation Value shall be the amount quoted by that Reference Market-maker.

Section 13. Costs and Expenses.

(a) Each of the parties shall pay, or reimburse the other on demand for, all stamp, registration, documentation or similar taxes or duties, and any penalties or interest that may be due with respect thereto, that may be imposed by any jurisdiction in respect of

its execution or delivery of this Agreement. If any such tax or duty is imposed by any jurisdiction as the result of the conduct or status of both parties, each party shall pay one half of the amount of the tax or duty.

(b) The Seller shall pay, or reimburse the Buyer on demand for, all reasonable costs and expenses incurred by the Buyer in connection with enforcement of its rights under this Agreement or as a consequence of a Termination Event, including, without limitation, fees and expenses of legal counsel.

Section 14. Nonassignment. Neither party shall assign or otherwise transfer its rights or obligations hereunder or any interest herein to any other Person or any of its other branches or offices without the prior written consent of the other party to this Agreement and Freddie Mac, unless the assignment or transfer by the Seller is pursuant to Section 5 or Section 6 and provided that:

(a) the Seller gives the Buyer 10 Business Days' prior written notice of the assignment or transfer;

(b) the assignee or transferee meets the criteria set forth in Section 5(a) or Section 6(b), as the case may be;

(c) the credit policies of the Buyer or Freddie Mac at the time would permit the Buyer to purchase an interest rate cap from the assignee or transferee without credit support;

(d) a Termination Event does not occur as a result of such transfer;

(e) on or prior to the effective date of the transfer, this Agreement (including, without limitation, any Tax covenants (if any) in Exhibit B to this Agreement) and all other related documents shall have been amended to reflect the transfer in a manner reasonably satisfactory to Buyer;

(f) on or prior to the effective date of the transfer, Seller shall have agreed in writing to indemnify and hold harmless Buyer in a manner reasonably satisfactory to Buyer from and against any adverse tax consequences and any related fees, expenses and other losses resulting from the transfer, subject to the following conditions: (i) notwithstanding Seller's duty to indemnify Buyer, Buyer shall at all times retain sole control and decision-making authority with regard to any tax issues affecting Buyer or related litigation arising from or in connection with said transfer; and (ii) such indemnification shall be made as such expenses are incurred by Buyer and at such time as Buyer is required to pay any such tax liability, provided that Seller shall not be required to make such indemnification until five Business Days after it has received written notice from Buyer of expenses or liabilities for which Buyer seeks reimbursement.

Any purported transfer in violation of this Section shall be void. The parties are acting for purposes of this Agreement through their respective branches or offices specified in Exhibit A.

The Seller shall not withhold its consent to an assignment or transfer proposed by the Buyer, or by any subsequent assignee or transferee of the Buyer, if the Seller would be entitled to make the payments it is required to make pursuant to Section 2 to the proposed assignee or transferee lawfully and without withholding for or on account of Taxes and the proposed assignee or transferee assumes the obligations of the Buyer under the Tax covenants (if any) of the Buyer in Exhibit B to this Agreement to the satisfaction of the Seller. Notwithstanding the provisions of this Section 14 to the contrary, the Seller consents to the assignment of the Buyer's interest herein ultimately to Freddie Mac. Accordingly, all payments hereunder shall be made in accordance with Section 3 hereof and to the account of Freddie Mac as specified in Exhibit A hereto. The Seller agrees that Freddie Mac may exercise the rights of the Buyer hereunder from time to time, and Buyer agrees that the Seller may rely conclusively on the written instructions of Freddie Mac to Seller made pursuant to this Agreement without undertaking any independent investigation to verify such instructions. Payment made by the Seller to the account of Freddie Mac set forth in Exhibit A or to such other account specified by Freddie Mac shall extinguish the obligations of Seller hereunder to the extent of such payment.

Section 15. Waivers: Rights Not Exclusive. No failure or delay by a party in exercising any right hereunder shall operate as a waiver of, or impair, any such right. No single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right. No waiver of any such right shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. The right to terminate provided for herein is in addition to, and not exclusive of, any other rights, powers, privileges or remedies provided by law.

Section 16. Interpretation. The section headings in this Agreement are for convenience of reference only and shall not affect the meaning or construction of any provision hereof.

Section 17. Notices. All notices in connection with this Agreement shall be given by telex or cable or by notice in writing hand-delivered or sent by facsimile transmission or by airmail, postage prepaid. All such notices shall be sent to the telex or telecopier number or address (as the case may be) specified for the intended recipient in Exhibit A (or to such other number or address as that recipient may have last specified by notice to the other party). All such notices shall be effective upon receipt, and confirmation by answerback of any notice sent by telex as provided herein shall be sufficient evidence of receipt thereof, and telephone confirmation of receipt of any facsimile transmission in accordance with Exhibit A shall be sufficient evidence of receipt thereof.

Section 18. Amendments. This Agreement may be amended only by an instrument in writing executed by the parties hereto.

Section 19. Survival. The obligations of the parties under Section 6, Section 11 and Section 13 shall survive payment of the obligations of the parties under Section 2 and Section 4 and the termination of their other obligations hereunder.

Section 20. Jurisdiction; Governing Law.

(a) Any action or proceeding relating in any way to this Agreement may be brought and enforced in the courts of the State of New York or of the United States for the Southern District of New York, and each of the parties irrevocably submits to the nonexclusive jurisdiction of each such court in connection with any such action or proceeding.

(b) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without reference to its choice of law doctrine.

Section 21. Independence of this Agreement. It is the parties' intention that no other agreements or arrangements between them or any of their affiliates affect the transaction provided for herein except as expressly provided herein. Therefore, except as expressly provided herein, the Seller's obligation to make payments to the Buyer hereunder shall not be subject to early termination or to any condition precedent, no such payment obligation shall be netted against any payment due from the Buyer or any third party under any other agreement or instrument, and neither the Seller nor any third party shall have any right to set off any such payment due from the Seller to the Buyer or withhold any such payment, in whole or in part, pending payment of any amount payable by the Buyer or any third party to the Seller or any third party. In addition, the terms set forth in this provision may not be modified except in a written amendment to this Agreement executed by both parties hereto that (i) is expressly identified in capital letters as modifying this provision (identified by its title) and (ii) deals only with such modification.

Section 22. Waiver of Jury Trial. Each of the Buyer and the Seller, respectively, hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or any Credit Support Document. Each of the Buyer and the Seller (i) certifies that no representative, agent or attorney of the other party or any Credit Support Provider has represented, expressly or otherwise, that such other party would not, in the event of such suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement and provide for any Credit Support Document, as applicable, by, among other things, the mutual waivers and certifications in this Section.

Section 23. Setoff. The obligation to pay amounts due hereunder shall be absolute and unconditional and shall not be subject to diminution by set-off, recoupment, counterclaim, abatement or otherwise.

Section 24. Counterparts: Integration of Terms. This Agreement may be executed in counterparts, and the counterparts taken together shall be deemed to constitute one and the same agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto.

Section 25. Contractual Currency. The provision on Contractual Currency set forth in Part 4 of Exhibit A will apply if the Seller or any Credit Support Provider for the Seller is not organized in the U.S. or is acting through any office outside the U.S.

[Signature page follows]

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed and delivered as of the day and year first written above.

THE BANK OF NEW YORK MELLON

By /s/ B. Gino Petroni
Name B. Gino Petroni
Title Managing Director

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership
Its: Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership
Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

[Signature Page to ATAX TEBS I, LLC Rate Cap Agreement]

EXHIBIT A

NOTICE ADDRESSES AND OTHER MATTERS

Part 1: Addresses for Notices and Accounts for Payments:

The Seller:

Address:	The Bank of New York Mellon 32 Old Slip, 15th Floor New York, NY 10286 Attention: Casey Kutner Telecopier No.: (212) 495-1015 Telephone No.: (212) 804-2137
Payments to Seller:	The Bank of New York Mellon, New York ABA No. 021000018 Derivative Products Support Department A/C No. 8900068175 Ref: Interest Rate Swaps/Caps

The Buyer:

Address:	ATAX TEBS I, LLC 1004 Farnam Street, Suite 400 Omaha, NE 68102 Attention: Chad L. Daffer Facsimile: (402) 930-3047 Telephone: (402) 930-3085

copies to Freddie Mac:

Address:	Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Management and Information Control Facsimile: (703) 714-3273 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8200 Jones Branch Drive McLean, Virginia 22102 Attention: Associate General Counsel – Multifamily (Legal Division) Facsimile: (703) 903-2885 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Servicing Facsimile: (703) 714-3003 Telephone: (703) 903-2000

Payments to Buyer (pursuant to Section 3, payments are to be made as will be specified):

Bank Name: FRB New York
Bank ACCT Name: FHLMC Investor PI
ABA #: 021039513
Bank ACCT #: 380530
Reference: MFTEBS
ATTN: MFRRO – Loan Accounting 714-4177

Part 2: Documents to be delivered by the Seller to the Buyer contemporaneously with this Rate Cap Agreement:

(a) Credit Support Document to be delivered by the Seller. Credit Support Annex on standard ISDA form with paragraph 13 on the form attached as Exhibit C hereto. Such Credit Support Annex, including all terms and provisions thereof, are incorporated into this Rate Cap

Agreement by reference as if fully set forth herein, and the Seller shall be obligated in accordance with the terms of such Credit Support Annex by its execution and delivery of this Rate Cap Agreement.

[(b) [Reserved]

[(c) [Reserved]

[(d) [Reserved]

Part 3: Credit Support Provider for the Seller: none

Part 4: Each reference in this Agreement to Dollars (the "Contractual Currency") is of the essence. The obligation of each party in respect of any amount due under this Agreement in the Contractual Currency is, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Contractual Currency that the intended payee may, in accordance with normal banking procedures, purchase with the sum paid in that other currency (after any premium and costs of exchange) on the Business Day in New York City immediately following the day on which that payee receives the payment. If the amount in the Contractual Currency that may be so purchased for any reason falls short of the amount originally due, the party owing that amount shall pay such additional amount, in the Contractual Currency, as is necessary to compensate for the shortfall. Any obligation of that party not discharged by that payment shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

EXHIBIT B

TAX REPRESENTATIONS AND COVENANTS

A. Tax Representations and Covenants

Representations of each of the Seller and the Buyer

It is not required by any applicable law, as modified by the practice of any relevant governmental authority, to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 4 to be made by it to the other party) under this Agreement. In making this representation, it may rely on (i) the accuracy of any representation made by the other party below in this Exhibit and (ii) the satisfaction of the covenant of that other party contained below in this Exhibit and the accuracy and effectiveness of any document provided by that other party pursuant to any such covenant.

B. Payee Tax Representations

Of the Seller:

Seller is a banking organization organized under the laws of the State of New York and is not a foreign corporation within the meaning of Section 7701 (a)(5) of the United States Internal Revenue Code, and its United States taxpayer identification number is 13-5160382.

Of the Buyer:

Buyer is a United States person for purposes of the United States Internal Revenue Code of 1986, as amended, whose United States taxpayer identification number is 27-3101902 and is not acting as an agent or intermediary for a foreign Person.

C. Covenants

Of Each Party:

If a party is required at any time to execute any form or document in order for payments to it hereunder to qualify for exemption from withholding for or on account of Taxes or to qualify for such withholding at a reduced rate, that party shall, as soon as practicable after request from the other party, execute the required form or document and deliver it to that other party.

Of the Seller:

None

Of the Buyer:

None

EXHIBIT C

FORM OF PARAGRAPH 13 OF CREDIT SUPPORT ANNEX

Paragraph 13. Elections and Variables

(a) **Security Interest for "Obligations."** The term "Obligations" as used in the Annex includes the following additional obligations: Not Applicable.

(b) **Credit Support Obligations**.

(i) ***Delivery Amount, Return Amount and Credit Support Amount***.

(A) "Delivery Amount" has the meaning specified in Paragraph 3(a), unless otherwise specified here: None Specified

(B) "Return Amount" has the meaning specified in Paragraph 3(b), unless otherwise specified here: None Specified

(C) "Credit Support Amount" means, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus (ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) the Pledgor's Threshold; provided, however, that (x) in the case where the sum of the Independent Amounts applicable to the Pledgor exceeds zero, the Credit Support Amount will not be less than the sum of all Independent Amounts applicable to the Pledgor and (y) in all other cases, the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields an amount less than zero.

(ii) ***Eligible Collateral.*** Eligible Collateral shall consist of those assets identified by the ICAD codes listed below, as they are defined in the *Collateral Asset Definitions* as published by the International Swaps and Derivatives Association, Inc. Percentage shown is the Valuation Percentage applicable to the indicated combination of ICAD and Remaining Maturity. Debt obligations of the Federal Home Loan Mortgage Corporation shall not qualify as "Eligible Collateral".

	Remaining Maturity			
ICAD Code	***One (1) year or under***	***More than one (1) year up to and including five (5) years***	***More than five (5) years up to and including ten (10) years***	***More than ten (10) years***
US-CASH	***100%***	***N/A***	***N/A***	***N/A***
US-TBILL	***99%***	***N/A***	***N/A***	***N/A***
US-TNOTE	***99%***	***98%***	***95%***	***N/A***
US-TBOND	***99%***	***98%***	***95%***	***95%***

(iii) ***Other Eligible Support***. There shall be no "Other Eligible Support" for either Party A or Party B.

(iv) ***Thresholds***.

(A) "Independent Amount" for Pledgor means, with respect to each Transaction, zero.

(B) "Threshold" for the Pledgor means the amounts determined on the basis of the lower of the Long Term Debt Ratings set forth in the following table, *provided*, *however*, that if (i) the Pledgor has no Long Term Debt Rating, or (ii) an Event of Default has occurred and is continuing with respect to the Pledgor, the Threshold shall be USD$0.

Long Term Debt Rating (the higher of S&P/Moody's)	**Threshold**
A+/A1 or above	Infinity
A/A2	$1,000,000
At or below A-/A3	$0

As used herein:

"Long Term Debt Rating" means with respect to the Pledgor, the public or private rating assigned by S&P or Moody's, to the extent the Pledgor is rated by such organization, to the long term, unsecured and unsubordinated indebtedness of such party, or, if applicable, the Credit Support Provider. If a party has been assigned a private rating by S&P or Moody's, such party is responsible to advise such private rating and any changes to such private rating to the other party and to provide any relevant credit reports to the other party.

"S&P" means Standard & Poor's Ratings Group.

"Moody's" means Moody's Investors Service.

(C) "Minimum Transfer Amount" means, with respect to Pledgor, USD$10,000; provided, that if an Event of Default has occurred and is continuing with respect to Pledgor, the Minimum Transfer Amount with respect to Pledgor shall be zero.

(D) *Rounding*. The Delivery Amount and the Return Amount will be rounded up or down respectively to the nearest integral multiple of USD$1,000.

(c) **Valuation and Timing**.

(i) "Valuation Agent" means the Secured Party.

(ii) "Valuation Date" means each Local Business Day.

(iii) "Valuation Time" means the closing of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or the date of calculation, as applicable, provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

(iv) "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d) **Conditions Precedent and Secured Party's Rights and Remedies**. Each of the following Termination Events will be a "Specified Condition" for the Pledgor if the Pledgor is an Affected Party with respect for such Termination Event:

Credit Event Upon Merger	[X]
Additional Termination Events (if any)	[X]

(e) **Substitution**.

(i) "Substitution Date" has the meaning specified in Paragraph 4(d)(ii) unless otherwise specified here: None

(ii) *Consent*. The Pledgor does not need to obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f) **Dispute Resolution**.

(i) "Resolution Time" means 1:00 p.m., New York Time, on the fifth Local Business Day following the date on which notice of a dispute is given under Paragraph 5.

(ii) *Value*. For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other than Cash will be calculated as follows:

the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an affiliate of Party A) for such security chosen by the Valuation Agent or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date, multiplied by the appropriate Valuation Percentage set forth in subsection (b) of this Paragraph 13, plus (ii) the accrued interest on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

(iii) *Alternative*. Not Applicable.

(g) **Holding and Using Posted Collateral**.

(i) *Eligibility to Hold Posted Collateral; Custodians*. Secured Party will be entitled to hold Posted Collateral only through its Custodian pursuant to Paragraph 6(b), provided that the following conditions applicable to it are satisfied:

(1) The Secured Party: The Secured Party is not a Defaulting Party; and

(2) The Custodian: The Custodian (i) is Freddie Mac, or a bank or trust company designated by the Secured Party and having total assets of at least USD $10,000,000,000 (ii) has a long term debt or deposit rating of at least (a) Baa2 from Moody's and (b) BBB from S&P and (iii) maintains all Posted Credit Support in an identifiable account segregated from the assets of Party B and Freddie Mac. The Custodian shall be designated by Freddie Mac if this Agreement is collaterally assigned to Freddie Mac.

Initially, the Custodian shall be The Bank of New York Mellon Trust Company, N.A.

(ii) *Use of Posted Collateral*. The provision of Paragraph 6(c) will not apply.

(h) **Distributions and Interest Amount**.

(i) *Interest Rate*. The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519.

(ii) *Transfer of Interest Amount*. The Transfer of the Interest Amount will be made on the first Local Business Day of each month following the calendar month for which such Interest Amount is paid and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

(iii) *Alternative to Interest Amount*. Not Applicable.

(i) **Additional Representation(s)**. Not Applicable.

(j) **"Other Eligible Support and Other Posted Support."**

(i) "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(ii) "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k) **Demands and Notices**. All demands, specifications and notices made by one party to this Annex will be made pursuant to the Notices Section of this Agreement, unless otherwise specified here:

Party A:
The Bank of New York Mellon
Collateral Management
32 Old Slip, 16th Floor
New York, New York 10286
Phone (212) 804-5158
Fax: (212) 804-5818

Party B: [TO BE PROVIDED]

(l) **Address for Transfers**. [TO BE PROVIDED].

(m) **Other Provisions**.

(i) Agreement as to Single Secured Party and Pledgor. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party B, (b) the term "Pledgor" as used in this Annex means only Party A, (c) only Party A makes the pledge and grant in Paragraph 2, the acknowledgement in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party A will be required to make Transfers of Eligible Credit Support hereunder.

(ii) ***FIRREA***. Party A, if an FDIC-insured depository institution, represents that (i) this Annex has been executed and delivered by a duly appointed or elected and authorized officer of Party A of the level of vice president or higher and (ii) Party A has taken all necessary action to authorize the execution, delivery and performance of this Annex.

(iii) ***Posted Collateral***. The definition of Posted Collateral shall also include any and all accounts in which Cash Collateral is held.

(iv) ***Additions to Paragraph 3***. The following subparagraph (c) is hereby added to Paragraph 3 of this Annex:

(c) No Offset. On any Valuation Date, if (i) each party is required to make a Transfer under Paragraph 3(a) and (ii) each party is required to make a Transfer under Paragraph 3(b), then the amounts of those obligations will not offset each other.

(v) ***Fees of Custodian***. Notwithstanding any other provision contained in this Annex, Pledgor shall pay all fees and charges of the Custodian related to the holding and maintenance of the Posted Collateral.

(vi) ***Exposure***. The definition of the term "Exposure" contained in Paragraph 12 of this Annex is deleted in its entirety and the following language is substituted therefor: "Exposure" means for any Valuation Date or other date for which Exposure is calculated and, subject to Paragraph 5 in the case of a dispute, the amount, if any, that would be payable to Party B pursuant to Section 11 of this Agreement as if this Agreement were being terminated as of the relevant Valuation Time.

(vii) ***Certain Distributions Received.*** If a Secured Party receives or is deemed to receive Distributions on a day that is not a Local Business Day, or after its close of business on a Local Business Day, it will Transfer the Distributions to the Pledgor on the second following Local Business Day, subject to Paragraph 4(a), but only to the extent contemplated in Paragraph 6(d)(i) in connection with Distributions received or deemed received on a Local Business Day.

(viii) ***Value.*** For the avoidance of doubt, Value, when obtaining the bid price referred to in the definition thereof, shall be determined

by including any and all accrued interest through the date of determination.

(ix) ***ICAD Codes.*** The definition and provisions contained in the Collateral Asset Definitions First Edition 2003 (the "Collateral Asset Definitions"), as published by the International Swaps and Derivatives Association, Inc., ("ISDA") are incorporated into this Annex. The event of any inconsistency between any of the following, the first listed shall prevail (i) this Annex, (ii) the Agreement and (iii) the Collateral Asset Definitions.

(x) ***Master Agreement.*** For purposes of this Annex, the term "Agreement" shall not refer to a Master Agreement and Schedule as indicated above in the introductory paragraph, but shall mean the Rate Cap Agreement between Party A and Party B dated as of the date hereof.

(xi) ***Form of Annex***. The parties hereto agree that the text of the body of this Annex (paragraphs 1 through 12) shall be deemed to be the printed form of the 1994 ISDA Credit Support Annex (Bilateral Form — ISDA Agreements subject to New York Law only version) as published and copyrighted by the International Swaps and Derivatives Association, Inc., incorporated herein by reference. For purposes of this Annex, "Party A" shall mean The Bank of New York Mellon and "Party B" shall mean the "Buyer" identified in the Rate Cap Agreement referenced in the preceding Section (x).

(xii) ***Freddie Mac Shall Act on Behalf of the Secured Party.*** Party A and Party B acknowledge and agree that, so long as the Cap Agreement is collaterally assigned to Freddie Mac, Freddie Mac shall act as Valuation Agent hereunder on behalf of Party B and shall act as the Secured Party for purposes of making demands for collateral and receiving demands for any Return Amount.

Exhibit 10.8

RATE CAP AGREEMENT (BMA)

THIS RATE CAP AGREEMENT (this "Agreement") is dated as of August 25, 2010 between **ROYAL BANK OF CANADA** (the "Seller") and **ATAX TEBS I, LLC** (the "Buyer"), whereby the parties agree as follows:

Section 1. Definitions and Incorporated Terms. For purposes of this Agreement, the terms set forth below in the Cap Transaction Profile or in Exhibit A shall have the meanings there indicated and capitalized terms that are used and not otherwise defined herein shall have the meanings given to them (as completed herein, where applicable) in the *2000 ISDA Definitions* as published by the International Swaps and Derivatives Association, Inc. and the *1992 ISDA U.S. Municipal Counterparty Definitions* as published by the International Swaps and Derivatives Association, Inc. (to the extent any term is defined in the *1992 ISDA U.S. Municipal Counterparty Definitions* such definition shall apply instead of any definition of the same term in the *2000 ISDA Definitions*). In addition, the provisions in the booklet of *1992 ISDA U.S. Municipal Counterparty Definitions* are incorporated by reference herein and shall apply hereto except as otherwise expressly provided herein.

Cap Transaction Profile

Notional Amount:	USD $ 31,936,666.67 amortizing as per attached Exhibit A
Trade Date:	August 25, 2010
Effective Date:	September 2, 2010
Termination Date:	September 15, 2017
Fixed Amount:	
Fixed Rate Payer:	Buyer
Buyer's Payment Date:	September 2, 2010
Fixed Amount:	USD $928,000
Floating Amounts:	
Floating Rate Payer:	Seller
Cap Rate:	3.00% per annum
Payment Dates:	Fifteenth calendar day of each month, commencing on October 15, 2010, and ending on the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.
Period End Dates:	Fifteenth calendar day of each month, not subject to adjustment.
Floating Rate Option:	USD-BMA Municipal Swap Index
Count Fraction:	Actual/Actual
Reset Dates:	Effective Date and thereafter Weekly on Thursday.
Weighted Average Method:	Applicable
Business Days:	A day other than (a) a Saturday or a Sunday, (b) any day on which banking institutions located in the city of New York, New York are authorized or required by law to close, (c) a day on which the New York Stock Exchange is closed or (d) any day on which Freddie Mac is closed.
Rounding Convention:	The simple arithmetic mean of rates expressed as a percentage rounded to five decimal places.
Calculation Agent:	The Seller

Additional Defined Terms

"*Credit Support Document*" means the Guaranty of the Credit Support Provider, if any, and the Credit Support Annex, each as identified in Exhibit A hereto.

"*Credit Support Provider*" means the Person (if any) identified as such in Part 3 of Exhibit A.

"*Damages*" means an amount determined as provided in Section 11(b).

"*Early Termination Date*" has the meaning given to that term in Section 10(b).

"*Local Business Day*" in relation to a party means a day on which commercial banks in the city indicated in that party's address for notices hereunder are open for business.

"*Market Quotation*" means an amount determined as provided in Section 12.

"*Person*" means an individual, an estate, a trust, a corporation, a partnership, a limited liability company, or any other organization or entity, whether governmental or private.

"*Reference Market-maker*" has the meaning given to that term in Section 12(a).

"*Taxes*," with respect to payments hereunder by the Seller, means any present or future taxes, levies, imposts, duties or charges of any nature whatsoever that are collectible by withholding except for any such tax, levy, impost, duty or charge that would not have been imposed but for the existence of a connection between the Buyer and the jurisdiction where the Tax is imposed.

"*Termination Event*" has the meaning given to that term in Section 9.

Section 2. Payments. On the Payment Date for the Buyer, it shall pay the Fixed Amount and, on each Payment Date for the Seller, it shall pay the Floating Amount for the Calculation Period ending on that Payment Date. The Seller's obligation to make any payment hereunder shall be subject to the condition precedent that the Buyer have paid the Fixed Amount. If the Buyer fails to pay the Fixed Amount to the Seller as and when due hereunder and does not remedy the failure on or before the third Local Business Day after notice from the Seller, the Seller may, by notice to the Buyer given not later than the fifth Local Business Day after the end of the Buyer's cure period, declare this Agreement to be terminated, whereupon neither party shall have any further obligation hereunder, except for the Buyer's obligation to pay interest pursuant to Section 4. Notwithstanding the foregoing, the Buyer shall, upon failure to pay the Fixed Amount, remain liable to the Seller to pay the value of this Agreement, calculated, on the date Seller declares this Agreement terminated, on the basis of Market Quotation, which, for purposes of this Section 2 only, shall be determined pursuant to Section 12, substituting the word "Seller" in each instance when the word "Buyer" is utilized in such section and the quotation referred to in Section 12(b) shall be the amount in Dollars that a Reference Market-Maker would charge as a Fixed Amount on such date of declaration of termination. The value of this Agreement, if any, shall be the original Fixed Amount less the amount of the Market Quotation determined in the manner described in the previous sentence. If the difference is a negative number, the value of this Agreement shall be zero.

Section 3. Making of Payments. All payments hereunder shall be made to the account of the intended payee specified in Exhibit A, or to such other account in New York City as that party may have last specified by notice to the party required to make the payment. All such payments shall be made in funds settled through the New York Clearing House Interbank Payments System or such other same-day funds as are customary at the time for the settlement in New York City of banking transactions denominated in Dollars.

Section 4. Interest on Overdue Amounts. If any amount due hereunder is not paid when due, interest shall accrue on that amount to the extent permitted by applicable law at a rate per annum equal for each day that amount remains unpaid to the sum of 1% and the rate per annum equal to the cost (without proof or evidence of any actual cost) to the intended payee (as certified by it) if it were to fund or of funding the relevant amount for that day.

Section 5. Supervening Illegality. If it becomes unlawful for either party to make any payment to be made by it hereunder, as a result of the adoption of, or any change in, or change in the interpretation of, any law, regulation or treaty, that party shall give notice to that effect to the other party and shall use reasonable efforts (a) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make those payments lawfully and without withholding for or on account of Taxes or (b) to agree with that other party to modify this Agreement or change the method of payment hereunder so that the payment will not be unlawful. If an assignment or agreement is not made as provided herein on or before the tenth Business Day after that notice becomes effective, either party may give notice of termination as provided in Section 10.

Section 6. Taxes.

(a) For the purpose of this Agreement, each of the Buyer and Seller hereby represent, respectively, that it is a "United States person" for purposes of the United States Internal Revenue Code of 1986, as amended. Except as otherwise required by law, each payment hereunder shall be made without withholding for or on account of Taxes. If a party is required to make any withholding from any payment under this Agreement for or on account of Taxes, it shall:

(i) make that withholding;

(ii) make timely payment of the amount withheld to the appropriate governmental authority;

(iii) forthwith pay the other party such additional amount as may be necessary to ensure that the net amount actually received by it free and clear of Taxes (including any Taxes on the additional amount) is equal to the amount

that it would have received had no Taxes been withheld; and

(iv) on or before the thirtieth day after payment, send the payee the original or a certified copy of an official tax receipt evidencing that payment; provided, however, that if the representation and warranty made by a party in Section 7(c) proves not to have been true when made or, if repeated on each Payment Date, would not then be true, or if a party fails to perform or observe any of its covenants set forth in Section 7 or Section 8, the other party shall be under no obligation to pay any additional amount hereunder to the extent that the withholding would not have been required if the representation and warranty had been true when made, or would have been true if so repeated, or if the failure had not occurred.

(b) If a party would be required to make any withholding for or on account of Taxes and pay any additional amount as provided in Section 6(a) with respect to any payment to be made by it in accordance with Section 2, it shall give notice to that effect to the other party and shall use reasonable efforts

(i) to assign or transfer its rights and obligations under this Agreement, subject to Section 14, to another of its branches, offices or affiliates, or to any leading participant in the interest rate cap market, that may make the payments to be made by it hereunder lawfully and without withholding for or on account of Taxes; or

(ii) to agree with that other party to modify this Agreement or change the method of payment hereunder so that those payments will not be subject to the withholding. If an assignment or agreement is not made as provided herein on or before the tenth day after that notice becomes effective, the party that would be required to make the withholding may give notice of termination as provided in Section 10.

Section 7. Representations and Warranties.

(a) Each of the parties makes the representations and warranties set forth below to the other as of the date hereof:

(i) It is duly organized and validly existing and has the corporate, partnership or other power as a company and the authority to execute and deliver this Agreement and to perform its obligations hereunder;

(ii) It has taken all necessary action to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder;

(iii) All governmental authorizations and actions necessary in connection with its execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained or performed and remain valid and in full force and effect; and

(iv) This Agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this Agreement, subject to all applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors' rights generally;

(b) The Seller makes the following additional representations and warranties to the Buyer:

(i) No event or condition that constitutes (or that with the giving of notice or the lapse of time or both would constitute) a Termination Event with respect to it has occurred and is continuing or will occur by reason of its entering into or performing its obligations under this Agreement;

(ii) There are no actions, proceedings or claims pending or, to its knowledge, threatened, the adverse determination of which might have a materially adverse effect on its ability to perform its obligations under, or affect the validity or enforceability against it of, this Agreement; and

(iii) Each of the documents delivered by the Seller hereunder is, as of the date stated in such document, true, accurate and complete in every material respect or, in the case of financial statements, fairly presents the condition of the Person indicated therein.

(c) In addition, if an Exhibit B on Tax Representations and Covenants is made a part of this Agreement, each of the Buyer and the Seller makes the representations and warranties set forth therein to the other and covenants as set forth therein with the other with respect to certain matters relating to Taxes.

Section 8. Documents. At or before the time of execution of this Agreement by the Buyer, the Seller shall deliver to the Buyer evidence of the truth and accuracy of the Seller's representations in subsections (ii) and (iii) of Section 7(a) as well as evidence of the authority, incumbency and specimen signature of each Person authorized to execute and deliver this Agreement or any other document to be delivered by the Seller under this Agreement on behalf of the Seller. In addition, the Seller shall deliver to the Buyer at the times specified in Part 2 of Exhibit A, each of the documents there specified.

Section 9. Termination Events. For purposes of this Agreement, "Termination Event" means each of the events and circumstances listed below:

(a) The Seller fails to pay any amount payable by it hereunder as and when that amount becomes payable and does not remedy that failure on or before the third Local Business Day after notice from the Buyer of the failure;

(b) Any representation or warranty made by the Seller in this Agreement, other than in Section 7(c), or made by any Credit Support Provider in any Credit Support Document (or document related thereto) delivered hereunder proves to have been incorrect, incomplete or misleading in any material respect at the time it was made, or the Seller fails to deliver any document it is required to deliver as provided in Part 2 of Exhibit A and does not remedy that failure on or before the thirtieth day after notice from the Buyer of the failure or, in the case of failure to deliver a Credit Support Document, does not remedy that failure immediately;

(c) The Seller or any Credit Support Provider becomes the subject of any action or proceeding for relief under any bankruptcy or insolvency law or any law affecting creditors' rights that is similar to a bankruptcy or insolvency law or law relating to the composition of debts or seeks or becomes subject to the appointment of a receiver, custodian or similar official for it or any of its property or fails or is unable to pay its debts generally as they fall due;

(d) The Seller or any Credit Support Provider fails to pay any amount payable by it to the Buyer under any other agreement or under any instrument of the Seller or any Credit Support Provider held by the Buyer and does not remedy that failure during any applicable cure period;

(e) (i) There occurs a default, an event of default or another similar condition or event (however described) in respect of the Seller or any Credit Support Provider for the Seller under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount of not less than the Threshold Amount and as a result such Specified Indebtedness has been or may be declared due and payable before it would otherwise have been due and payable or (ii) there occurs a default by the Seller or any such Credit Support Provider in making one or more payments on the due date thereof in an aggregate amount of not less than the Threshold Amount under any such agreements or instruments or under any Specified Transaction (after giving effect to any applicable notice requirement or grace period) or (iii) the combined amounts of Specified Indebtedness covered by clauses (i) and (ii) at least equal the Threshold Amount.

For this purpose, "Specified Indebtedness," with respect to any Person, means all obligations of that Person (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money; "Specified Transaction" means any rate swap, currency swap, cross-currency swap, commodity-price swap, equity, equity-index, debt-linked or debt-index-linked swap, rate cap, floor or collar, forward rate agreement, forward or spot foreign exchange transaction, interest rate, currency or commodity-price option, any cash-settled option on a security or index or group of securities, any combination of any of the foregoing and any similar transaction; and "Threshold Amount" means U.S. $10,000,000 (or the equivalent in any other currency or currencies);

(f) Any Credit Support Provider fails to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document to which it is a party if the failure is not remedied during any applicable cure period; or any Credit Support Document expires or terminates or fails or ceases to be in full force and effect (in either case, other than in accordance with its terms) prior to the satisfaction of all obligations of the Seller under this Agreement; or any Credit Support Provider or any Person purporting to act on its behalf disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, any Credit Support Document to which it is a party;

(g) The Seller or any Credit Support Provider consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity, and the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of the Seller or such Credit Support Provider (as the case may be) as determined by the Buyer or Freddie Mac immediately prior to such action; or

(h) If at any time the unsecured, unsubordinated long term obligations of the Seller are rated below A+ by S&P (or such rating is suspended or withdrawn) or below A1 by Moody's (or such rating is suspended or withdrawn), and within five Business Days of the issuance of such a rating, either (a) Seller fails to post collateral to Buyer pursuant to the Credit Support Annex delivered concurrently herewith sufficient to secure Seller's obligation hereunder or (b) either Buyer or Seller, each using its good faith efforts, fails to find a party acceptable to the other party hereto and to Freddie Mac, which acceptance shall not be unreasonably withheld, to which all of Seller's interests and obligations under this Agreement shall be assigned at no cost to Buyer, and following which Seller shall be released from all obligations hereunder. In the event that S&P or Moody's ceases to provide rating services generally, or ceases to provide rating services specifically in regard to long-term unsecured, unsubordinated debt, the parties hereto, and Freddie Mac so long as the Buyer's rights under this Agreement are collaterally assigned to Freddie Mac, shall mutually agree upon one or more alternate rating agencies and shall designate the rating level issued by such alternate rating agency or agencies for the purpose of this provision.

Section 10. Early Termination.

(a) At any time while a Termination Event is continuing, the Buyer may, with the prior written consent of Freddie Mac, or Freddie Mac may, in its absolute discretion, give notice of termination in accordance with this Section. If a party gives notice of supervening illegality, either party may give notice of termination in accordance with this Section in the circumstances described in Section 5. If a party is required to pay any additional amount pursuant to Section 6, it may give notice of termination in accordance with this Section in the circumstances described in Section 6.

(b) Any notice of termination hereunder

(i) shall state the grounds for termination;

(ii) shall specify a date that is not before, nor more than 10 days after, the date the notice of early termination is given on which the payments required by Section 11 shall be made as provided therein (the "Early Termination Date"); and

(iii) shall declare the obligations of the Seller to make the payments required by Section 2 that are scheduled to be made after the Early Termination Date to be terminated as of that date, and those obligations shall so terminate and be replaced by the parties' obligations to make the payments specified in Section 11.

Section 11. Payments Upon Early Termination.

(a) If notice of termination is given pursuant to Section 10, the Seller shall pay the Buyer its Damages.

(b) The Buyer's Damages in the event of early termination shall be the Market Quotation, if it can be determined. If it cannot be determined, the Buyer's Damages shall be an amount in Dollars equal to the sum of the losses (including loss of bargain) that it may incur as a result of the early termination or as a result of the event that served as the ground for early termination.

(c) Payments to be made in accordance with this Section shall be made on the Early Termination Date. If the Buyer is entitled to be paid any amount in respect of its Damages in accordance with this Section, it shall submit to the Seller a statement in reasonable detail of those Damages.

Section 12. Market Quotation.

(a) For the purpose of determining the Market Quotation, the Buyer shall select, with the consent of Freddie Mac, four leading participants in the interest rate cap market (each a "Reference Market-maker"), in its sole discretion and in good faith, with a view to minimizing the Market Quotation (to the extent required by law); provided, however, that in doing so the Buyer shall be entitled to select market participants that are of the highest credit standing and that otherwise satisfy all the criteria that the Buyer applies generally at the time in deciding whether to enter into an interest rate protection transaction.

(b) The Buyer shall request from each of the Reference Market-makers it has selected a quotation of the amount in Dollars which that Reference Market-maker would charge on the Early Termination Date as a flat amount for entering into an agreement, effective on the Early Termination Date, pursuant to which it would be obligated to make all the payments scheduled to be made by the Seller under Section 2 of this Agreement after the Early Termination Date.

(c) The Market Quotation shall be the arithmetic mean (rounded up, if necessary, to the nearest cent) of the amounts described in Section 12(b) that are quoted to the Buyer by the Reference Market-makers it has selected or, if only one Reference Market-maker will quote such a fee, the Market Quotation Value shall be the amount quoted by that Reference Market-maker.

Section 13. Costs and Expenses.

(a) Each of the parties shall pay, or reimburse the other on demand for, all stamp, registration, documentation or similar taxes or duties, and any penalties or interest that may be due with respect thereto, that may be imposed by any jurisdiction in respect of its execution or delivery of this Agreement. If any such tax or duty is imposed by any jurisdiction as the result of the conduct or status of both parties, each party shall pay one half of the amount of the tax or duty.

(b) The Seller shall pay, or reimburse the Buyer on demand for, all reasonable costs and expenses incurred by the Buyer in connection with enforcement of its rights under this Agreement or as a consequence of a Termination Event, including, without limitation, fees and expenses of legal counsel.

Section 14. Nonassignment. Neither party shall assign or otherwise transfer its rights or obligations hereunder or any interest herein to any other Person or any of its other branches or offices without the prior written consent of the other party to this Agreement and Freddie Mac, unless the assignment or transfer by the Seller is pursuant to Section 5 or Section 6 and provided that:

(a) the Seller gives the Buyer 10 Business Days' prior written notice of the assignment or transfer;

(b) the assignee or transferee meets the criteria set forth in Section 5(a) or Section 6(b), as the case may be;

(c) the credit policies of the Buyer or Freddie Mac at the time would permit the Buyer to purchase an interest rate cap from the assignee or transferee without credit support;

(d) a Termination Event does not occur as a result of such transfer;

(e) on or prior to the effective date of the transfer, this Agreement (including, without limitation, any Tax covenants (if any) in Exhibit B to this Agreement) and all other related documents shall have been amended to reflect the transfer in a manner reasonably satisfactory to Buyer; and

(f) on or prior to the effective date of the transfer, Seller shall have agreed in writing to indemnify and hold harmless Buyer in a manner reasonably satisfactory to Buyer from and against any adverse tax consequences and any related fees, expenses and other losses resulting from the transfer, subject to the following conditions: (i) notwithstanding Seller's duty to indemnify Buyer, Buyer shall at all times retain sole control and decision-making authority with regard to any tax issues affecting Buyer or related litigation arising from or in connection with said transfer; and (ii) such indemnification shall be made as such expenses are incurred by Buyer and at such time as Buyer is required to pay any such tax liability, provided that Seller shall not be required to make such indemnification until five Business Days after it has received written notice from Buyer of expenses or liabilities for which Buyer seeks reimbursement.

Any purported transfer in violation of this Section shall be void. The parties are acting for purposes of this Agreement through their respective branches or offices specified in Exhibit A.

The Seller shall not withhold its consent to an assignment or transfer proposed by the Buyer, or by any subsequent assignee or transferee of the Buyer, if the Seller would be entitled to make the payments it is required to make pursuant to Section 2 to the proposed assignee or transferee lawfully and without withholding for or on account of Taxes and the proposed assignee or transferee assumes the obligations of the Buyer under the Tax covenants (if any) of the Buyer in Exhibit B to this Agreement to the satisfaction of the Seller. Notwithstanding the provisions of this Section 14 to the contrary, the Seller consents to the assignment of the Buyer's interest herein ultimately to Freddie Mac. Accordingly, all payments hereunder shall be made in accordance with Section 3 hereof and to the account of Freddie Mac as specified in Exhibit A hereto. The Seller agrees that Freddie Mac may exercise the rights of the Buyer hereunder from time to time, and Buyer agrees that the Seller may rely conclusively on the written instructions of Freddie Mac to Seller made pursuant to this Agreement.

Section 15. Waivers: Rights Not Exclusive. No failure or delay by a party in exercising any right hereunder shall operate as a waiver of, or impair, any such right. No single or partial exercise of any such right shall preclude any other or further exercise thereof or the exercise of any other right. No waiver of any such right shall be effective unless given in writing. No waiver of any such right shall be deemed a waiver of any other right hereunder. The right to terminate provided for herein is in addition to, and not exclusive of, any other rights, powers, privileges or remedies provided by law.

Section 16. Interpretation. The section headings in this Agreement are for convenience of reference only and shall not affect the meaning or construction of any provision hereof.

Section 17. Notices. All notices in connection with this Agreement shall be given by telex or cable or by notice in writing hand-delivered or sent by facsimile transmission or by airmail, postage prepaid. All such notices shall be sent to the telex or telecopier number or address (as the case may be) specified for the intended recipient in Exhibit A (or to such other number or address as that recipient may have last specified by notice to the other party). All such notices shall be effective upon receipt, and confirmation by answerback of any notice sent by telex as provided herein shall be sufficient evidence of receipt thereof, and telephone confirmation of receipt of any facsimile transmission in accordance with Exhibit A shall be sufficient evidence of receipt thereof.

Section 18. Amendments. This Agreement may be amended only by an instrument in writing executed by the parties hereto.

Section 19. Survival. The obligations of the parties under Section 6, Section 11 and Section 13 shall survive payment of the obligations of the parties under Section 2 and Section 4 and the termination of their other obligations hereunder.

Section 20. Jurisdiction; Governing Law.

(a) Any action or proceeding relating in any way to this Agreement may be brought and enforced in the courts of the State of New York or of the United States for the Southern District of New York, and each of the parties irrevocably submits to the nonexclusive jurisdiction of each such court in connection with any such action or proceeding.

(b) This Agreement shall be governed by, and construed in accordance with, the law of the State of New York without reference to its choice of law doctrine.

Section 21. Independence of this Agreement. It is the parties' intention that no other agreements or arrangements between them or any of their affiliates affect the transaction provided for herein except as expressly provided herein. Therefore, except as expressly provided herein, the Seller's obligation to make payments to the Buyer hereunder shall not be subject to early termination or to any condition precedent, no such payment obligation shall be netted against any payment due from the Buyer or any third party under any other agreement or instrument, and neither the Seller nor any third party shall have any right to set off any such payment due from the Seller to the Buyer or withhold any such payment, in whole or in part, pending payment of any amount payable by the Buyer or any third party to the Seller or any third party. In addition, the terms set forth in this provision may not be modified except in a written amendment to this Agreement executed by both parties hereto that (i) is expressly identified in capital letters as modifying this provision (identified by its title) and (ii) deals only with such modification.

Section 22. Waiver of Jury Trial. Each of the Buyer and the Seller, respectively, hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Agreement or any Credit Support Document. Each of the Buyer and the Seller (i) certifies that no representative, agent or attorney of the other party or any Credit Support Provider has represented, expressly or otherwise, that such other party would not, in the event of such suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement and provide for any Credit Support Document, as applicable, by, among other things, the mutual waivers and certifications in this Section.

Section 23. Setoff. The obligation to pay amounts due hereunder shall be absolute and unconditional and shall not be subject to diminution by set-off, recoupment, counterclaim, abatement or otherwise.

Section 24. Counterparts: Integration of Terms. This Agreement may be executed in counterparts, and the counterparts taken together shall be deemed to constitute one and the same agreement. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and prior writings with respect thereto.

Section 25. Contractual Currency. The provision on Contractual Currency set forth in Part 4 of Exhibit A will apply if the Seller or any Credit Support Provider for the Seller is not organized in the U.S. or is acting through any office outside the U.S.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed and delivered as of the day and year first written above.

ROYAL BANK OF CANADA

By /s/ Irene Klausmann
Name Irene Klausmann
Title Authorized Signatory

ATAX TEBS I, LLC, a Delaware limited liability company

By: AMERICA FIRST TAX EXEMPT INVESTORS, L.P., a Delaware limited partnership

Its: Member

By: AMERICA FIRST CAPITAL ASSOCIATES LIMITED PARTNERSHIP TWO, a Delaware limited partnership

Its: General Partner

By: THE BURLINGTON CAPITAL GROUP LLC, a Delaware limited liability company
Its: General Partner

By: /s/ Michael J. Draper
Michael J. Draper
Chief Financial Officer

[Signature Page to ATAX TEBS I, LLL Rate Cap Agreement]

EXHIBIT A

NOTICE ADDRESSES AND OTHER MATTERS

Part 1: Addresses for Notices and Accounts for Payments:

The Seller:

Address:	ROYAL BANK OF CANADA 2nd Floor Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2W7 Attention: Managing Director, Global Middle Office Facsimile: (416) 842-4839
Payments to Seller:	Bank Name: JPMorgan Chase Bank, New York ABA#: 021000021 Account Name: Royal Bank of Canada, Toronto Account Number: 001-1-153004 Beneficiary Swift No.: ROYCCAT3IMM

The Buyer:

Address:	ATAX TEBS I, LLC 1004 Farnam Street, Suite 400 Omaha, NE 68102 Attention: Chad L. Daffer, Fund Manager Telephone: 402-930-3085 Facsimile: 402-930-3047

copies to Freddie Mac:

Address:	Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Management and Information Control Facsimile: (703) 714-3273 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8200 Jones Branch Drive McLean, Virginia 22102 Attention: Associate General Counsel – Multifamily (Legal Division) Facsimile: (703) 903-2885 Telephone: (703) 903-2000 and Federal Home Loan Mortgage Corporation 8100 Jones Branch Drive McLean, Virginia 22102 Attention: Multifamily Servicing Facsimile: (703) 714-3003 Telephone: (703) 903-2000

Payments to Buyer (pursuant to Section 3, payments are to be made as will be specified):

Bank Name:	**FRB New York**
Bank ACCT Name:	**FHLMC Investor PI**
ABA #:	**021039513**
Bank ACCT #:	**380530**
Reference:	**MFTEBS**

ATTN: **MFRRO – Loan Accounting 714-4177**

Part 2: Documents to be delivered by the Seller to the Buyer contemporaneously with this Rate Cap Agreement:

(a) Credit Support Document to be delivered by the Seller: Credit Support Annex on standard ISDA form with paragraph 13 in the form attached as Exhibit C hereto

(b) [RESERVED]

(c) [RESERVED]

(d) [RESERVED]

Part 3: Credit Support Provider for the Seller: NONE

Part 4: Each reference in this Agreement to Dollars (the “Contractual Currency”) is of the essence. The obligation of each party in respect of any amount due under this Agreement in the Contractual Currency is, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Contractual Currency that the intended payee may, in accordance with normal banking procedures, purchase with the sum paid in that other currency (after any premium and costs of exchange) on the Business Day in New York City immediately following the day on which that payee receives the payment. If the amount in the Contractual Currency that may be so purchased for any reason falls short of the amount originally due, the party owing that amount shall pay such additional amount, in the Contractual Currency, as is necessary to compensate for the shortfall. Any obligation of that party not discharged by that payment shall, to the fullest extent permitted by applicable law, be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

EXHIBIT B

TAX REPRESENTATIONS AND COVENANTS

A. Tax Representations and Covenants

Representations of each of the Seller and the Buyer

It is not required by any applicable law, as modified by the practice of any relevant governmental authority, to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 4 to be made by it to the other party) under this Agreement. In making this representation, it may rely on (i) the accuracy of any representation made by the other party below in this Exhibit and (ii) the satisfaction of the covenant of that other party contained below in this Exhibit and the accuracy and effectiveness of any document provided by that other party pursuant to any such covenant.

B. Payee Tax Representations

Of the Seller:

Seller is a federally chartered bank organized under the laws of Canada.

Of the Buyer:

Buyer is a United States person for purposes of the United States Internal Revenue Code of 1986, as amended, and is not acting as an agent or intermediary for a foreign Person.

C. Covenants

Of Each Party:

If a party is required at any time to execute any form or document in order for payments to it hereunder to qualify for exemption from withholding for or on account of Taxes or to qualify for such withholding at a reduced rate, that party shall, as soon as practicable after request from the other party, execute the required form or document and deliver it to that other party.

Of the Seller:

W-8BEN

Of the Buyer:

W-9

EXHIBIT C

FORM OF PARAGRAPH 13 OF CREDIT SUPPORT ANNEX

Paragraph 13. Elections and Variables

(a) **Security Interest for "Obligations."** The term "Obligations" as used in the Annex includes the following additional obligations: Not Applicable.

(b) **Credit Support Obligations**.

(i) ***Delivery Amount, Return Amount and Credit Support Amount***.

(A) "Delivery Amount" has the meaning specified in Paragraph 3(a), unless otherwise specified here: None Specified

(B) "Return Amount" has the meaning specified in Paragraph 3(b), unless otherwise specified here: None Specified

(C) "Credit Support Amount" means, for any Valuation Date (i) the Secured Party's Exposure for that Valuation Date plus (ii) the aggregate of all Independent Amounts applicable to the Pledgor, if any, minus (iii) the Pledgor's Threshold; provided, however, that (x) in the case where the sum of the Independent Amounts applicable to the Pledgor exceeds zero, the Credit Support Amount will not be less than the sum of all Independent Amounts applicable to the Pledgor and (y) in all other cases, the Credit Support Amount will be deemed to be zero whenever the calculation of Credit Support Amount yields an amount less than zero.

(ii) ***Eligible Collateral***. Debt obligations of the Federal Home Loan Mortgage Corporation shall not qualify as "Eligible Collateral". The following items will qualify as "Eligible Collateral":

	Remaining Maturity			
ICAD Code	***One (1) year or under***	***More than one (1) year up to and including five (5) years***	***More than five (5) years up to and including ten (10) years***	***More than ten (10) years***
US-CASH	***100%***	***N/A***	***N/A***	***N/A***
US-TBILL	***99%***	***N/A***	***N/A***	***N/A***
US-TNOTE	***99%***	***98%***	***95%***	***N/A***
US-TBOND	***99%***	***98%***	***95%***	***95%***

(iii) ***Other Eligible Support***. There shall be no "Other Eligible Support" for either Party A or Party B.

(iv) ***Thresholds***.

(A) "Independent Amount" for Pledgor means, with respect to each Transaction, zero.

(B) "Threshold" for the Pledgor means the amounts determined on the basis of the lower of the Long Term Debt Ratings set forth in the following table, *provided*, *however*, that if (i) the Pledgor has no Long Term Debt Rating, or (ii) an Event of Default has occurred and is continuing with respect to the Pledgor, the Threshold shall be USD$0.

Long Term Debt Rating (the higher of S&P/Moody's)	**Threshold**
A+/A1 or above	Infinity
A/A2	$1,000,000
At or below A-/A3	$0

As used herein:

"Long Term Debt Rating" means with respect to the Pledgor, the public or private rating assigned by S&P or Moody's, to the extent the Pledgor is rated by such organization, to the long term, unsecured and unsubordinated indebtedness of such party, or, if applicable, the Credit Support Provider. If a party has been assigned a private rating by S&P or Moody's, such party is responsible to advise such private rating and any changes to such private rating to the other party and to provide any relevant credit reports to the other party.

"S&P" means Standard & Poor's Ratings Group.

"Moody's" means Moody's Investors Service.

(C) "Minimum Transfer Amount" means, with respect to Pledgor, USD$10,000; provided, that if an Event of Default has occurred and is continuing with respect to Pledgor, the Minimum Transfer Amount with respect to Pledgor shall be zero.

(D) *Rounding*. The Delivery Amount and the Return Amount will be rounded up or down respectively to the nearest integral multiple of USD$1,000.

(c) **Valuation and Timing**.

(i) "Valuation Agent" means the Secured Party.

(ii) "Valuation Date" means each Local Business Day.

(iii) "Valuation Time" means the closing of business in the city of the Valuation Agent on the Local Business Day preceding the Valuation Date or the date of calculation, as applicable, provided that the calculations of Value and Exposure will be made as of approximately the same time on the same date.

(iv) "Notification Time" means by 10:00 a.m., New York time, on a Local Business Day.

(d) **Conditions Precedent and Secured Party's Rights and Remedies**. Each of the following Termination Events will be a "Specified Condition" for the Pledgor if the Pledgor is an Affected Party with respect for such Termination Event:

Credit Event Upon Merger	[X]
Additional Termination Events (if any)	[X]

(e) **Substitution**.

(i) "Substitution Date" has the meaning specified in Paragraph 4(d)(ii) unless otherwise specified here: None

(ii) *Consent*. The Pledgor does not need to obtain the Secured Party's consent for any substitution pursuant to Paragraph 4(d).

(f) **Dispute Resolution**.

(i) "Resolution Time" means 1:00 p.m., New York Time, on the fifth Local Business Day following the date on which notice of a dispute is given under Paragraph 5.

(ii) *Value*. For the purpose of Paragraph 5(i)(C) and 5(ii), the Value of Eligible Collateral other than Cash will be calculated as follows:

the sum of (i) (x) the arithmetic mean of the closing bid prices quoted on the relevant date of three nationally recognized principal market makers (which may include an affiliate of Party A) for such security chosen by the Valuation Agent or (y) if no quotations are available from such principal market makers on the relevant date, the arithmetic mean of the closing bid prices on the next preceding date, multiplied by the appropriate Valuation Percentage set forth in subsection (b) of this Paragraph 13, plus (ii) the accrued interest on such security (except to the extent Transferred to a party pursuant to any applicable provision of this Agreement or included in the applicable price referred to in (i) of this clause) as of such date.

(iii) *Alternative*. Not Applicable.

(g) **Holding and Using Posted Collateral**.

(i) *Eligibility to Hold Posted Collateral; Custodians*. Secured Party will be entitled to hold Posted Collateral only through its Custodian pursuant to Paragraph 6(b), provided that the following conditions applicable to it are satisfied:

(1) The Secured Party: The Secured Party is not a Defaulting Party; and

(2) *The Custodian*: The Custodian is Freddie Mac or a bank or trust company designated by the Secured Party and having total assets of at least USD $10,000,000,000. The Custodian shall be designated by Freddie Mac if this Agreement is collaterally assigned to Freddie Mac.

Initially the Custodian shall be The Bank of New York Mellon Trust Company, N.A.

(ii) *Use of Posted Collateral*. The provision of Paragraph 6(c) will not apply.

(h) **Distributions and Interest Amount**.

(i) *Interest Rate*. The Interest Rate will be the rate per annum equal to the overnight Federal Funds Rate for each day cash is held by the Secured Party as reported in Federal Reserve Publication H.15-519.

(ii) *Transfer of Interest Amount*. The Transfer of the Interest Amount will be made on the last Local Business Day of each calendar month and on any Local Business Day that Posted Collateral in the form of Cash is Transferred to the Pledgor pursuant to Paragraph 3(b).

(iii) *Alternative to Interest Amount*. Not Applicable.

(i) **Additional Representation(s)**. Not Applicable.

(j) **"Other Eligible Support and Other Posted Support."**

(i) "Value" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(ii) "Transfer" with respect to Other Eligible Support and Other Posted Support means: Not Applicable.

(k) **Demands and Notices**. All demands, specifications and notices made by one party to this Annex will be made pursuant to the Notices Section of this Agreement, unless otherwise specified here:

Party A: To be provided
Party B: To be provided

(l) **Address for Transfers**. Not Applicable.

(m) **Other Provisions**.

(i) Agreement as to Single Secured Party and Pledgor. Party A and Party B agree that, notwithstanding anything to the contrary in the recital to this Annex, Paragraph 1(b) or Paragraph 2 or the definitions in Paragraph 12, (a) the term "Secured Party" as used in this Annex means only Party B, (b) the term "Pledgor" as used in this Annex means only Party A, (c) only Party A makes the pledge and grant in Paragraph 2, the acknowledgement in the final sentence of Paragraph 8(a) and the representations in Paragraph 9 and (d) only Party A will be required to make Transfers of Eligible Credit Support hereunder.

(ii) ***FIRREA***. Party A, if an FDIC-insured depository institution, represents that (i) this Annex has been executed and delivered by a duly appointed or elected and authorized officer of Party A of the level of vice president or higher and (ii) Party A has taken all necessary action to authorize the execution, delivery and performance of this Annex.

(iii) ***Posted Collateral***. The definition of Posted Collateral shall also include any and all accounts in which Cash Collateral is held.

(iv) ***Additions to Paragraph 3***. The following subparagraph (c) is hereby added to Paragraph 3 of this Annex:

No Offset. On any Valuation Date, if (i) each party is required to make a Transfer under Paragraph 3(a) and (ii) each party is required to make a Transfer under Paragraph 3(b), then the amounts of those obligations will not offset each other.

(v) ***Fees of Custodian and Valuation Agent***. Notwithstanding any other provision contained in this Annex, Pledgor shall pay all fees and charges of the Custodian related to the holding and maintenance of the Posted Collateral.

(vi) ***Exposure***. The definition of the term "Exposure" contained in Paragraph 12 of this Annex is deleted in its entirety and the following language is substituted therefor: "Exposure" means for any Valuation Date or other date for which Exposure is calculated and, subject to Paragraph 5 in the case of a dispute, the amount, if any that would be payable to Party B pursuant to Section 11 of this Agreement as if this Agreement were being terminated as of the relevant Valuation Time.

(vii) ***Agreement***. Any reference herein to the "Agreement", "Master Agreement" or "Schedule" shall be deemed to refer to the Rate Cap Agreement between Party A and Party B dated as of even date herewith.

(viii) ***Freddie Mac Shall Act on Behalf of the Secured Party.*** Party A and Party B acknowledge and agree that, so long as the Cap Agreement is collaterally assigned to Freddie Mac, Freddie Mac shall act as Valuation Agent hereunder on behalf of Party B and shall act as the Secured Party for purposes of making demands for and holding collateral and receiving demands for any Return Amount.

Exhibit 99.1

PRESS RELEASE **FOR IMMEDIATE RELEASE**
September 2, 2010 **NEBRASKA DISTRIBUTION**
CONTACT: Chad Daffer or Andy Grier
800/283-2357

AMERICA FIRST TAX EXEMPT INVESTORS L.P.
ANNOUNCES FUNDING OF NEW SECURED CREDIT FACILITY

Omaha, NE- September 2, 2010 - America First Tax Exempt Investors, L.P. (NASDAQ: ATAX) (the "Company"), announced today that it has entered into a new long-term secured debt financing facility with Freddie Mac utilizing Freddie Mac's Tax-Exempt Bond Securitization or "TEBS" program (the "TEBS Financing"). Proceeds from the TEBS Financing totaled approximately $95.8 million, of which approximately $49.5 million was used to repay the entire outstanding balance due on the Company's secured term loan with Bank of America. After the repayment of the Bank of America loan and the payment of expenses, approximately $40.9 million of net proceeds were received by the Company.

The TEBS Financing is a securitization of 13 of the Company's tax-exempt mortgage revenue bonds (the "Bonds") and essentially provides the Company with a long-term variable rate debt facility at interest rates that will reflect prevailing short-term tax-exempt rates. The effective interest rate to be paid on the TEBS Financing is equal to the weekly Securities Industry and Financial Markets Association ("SIFMA") floating index rate plus certain credit, facility, remarketing and servicing fees (the "Facility Fees"). As of closing, the current SIFMA rate is equal to 0.25% and the total Facility Fees are 1.9% resulting in a total initial cost of borrowing of 2.15%. The Company has also entered into three separate interest rate cap agreements indexed to the SIFMA floating index for a total nominal amount of $95.8 million. These caps limit the Company exposure to increases in the SIFMA base rate to the interest rate caps strike rate of 3.0% per annum. The cap rate plus the Facility Fees result in a maximum potential cost of borrowing on this financing of 4.9% per annum. For financial reporting purposes, the TEBS Financing will be presented as a secured financing.

"The closing of the TEBS Financing is a significant transaction for the Company which will contribute to our ability to meet our strategic objectives," stated Chad Daffer, Fund Manager. "With the closing of the TEBS Financing the Company accomplished the following objectives;

- The Bank of America term loan facility, which was to expire on December 31, 2010, was retired and replaced with a long-term financing thereby addressing refinancing risks associated with the Bank of America loan,
- The Company's cost of borrowing was reduced from an effective rate of approximately 4.25% on the retired Bank of America loan to an initial rate of approximately 2.15% on the TEBS Financing,
- Overall balance sheet leverage was increased to levels in line with targeted leverage for the Company potentially allowing for additional investments and credit spread income, and
- The Company's overall cost of borrowing has been capped, through our hedging strategy, at a rate comparable to rates incurred recently by the Company."

Outline of the TEBS Financing

Under the terms of the TEBS Financing, the Company transferred all of the Bonds to ATAX TEBS I, LLC, a special purpose entity controlled by the Company (the "Sponsor"). ATAX TEBS I then securitized these assets by transferring assets with an outstanding principal balance of approximately $116.1 million to Freddie Mac in exchange for tax-exempt Class A and Class B Freddie Mac Multifamily Variable Rate Certificates, Series M024 (collectively, the "TEBS Certificates") issued by Freddie Mac. The TEBS Certificates represent beneficial interests in the securitized assets held by Freddie Mac.

The Class A TEBS Certificates have been credit-enhanced by Freddie Mac and were sold through a placement agent to unaffiliated investors. The gross proceeds from the sale of the Class A TEBS Certificates of approximately $95.8 million were remitted to the Sponsor. The Sponsor retained all of the Class B TEBS Certificates with a total value of approximately $20.3 million. The Class B TEBS Certificates are pledged to Freddie Mac to secure certain reimbursement obligations of the Sponsor to Freddie Mac. These obligations of the Sponsor are also guaranteed by the Company.

The holders of the Class A TEBS Certificates are entitled to receive regular payments of interest from Freddie Mac at a variable rate which resets periodically and reflects prevailing short-term tax-exempt rates. Payment of interest on the Class A TEBS Certificates will be made prior to any payments of interest on the Class B TEBS Certificates held by the Sponsor. As the holder of the Class B TEBS Certificates, the Sponsor is not entitled to receive interest payments on the Class B TEBS Certificates at any particular rate, but will be entitled to all payments of principal and interest on the assets held by Freddie Mac after payment of principal and interest due on the Class A TEBS Certificates and payment of the Facility Fees and expenses associated the TEBS Financing. Accordingly, the amount of interest paid to the Sponsor on the Class B TEBS Certificates is expected to vary over time. The term of the TEBS Financing coincides with the terms of the assets securing the TEBS Certificates, except that the Sponsor may terminate the TEBS Financing at its option on either September 15, 2017 or September 15, 2020.

The TEBS Financing effectively provides the Company with variable rate financing based on the Securities Industry and Financial Markets Association ("SIFMA") floating index rate plus certain Facility Fees totaling 1.9% per annum, while allowing it to continue to receive tax-exempt interest from its portfolio of multifamily housing mortgage revenues bonds. In order to mitigate the Company's interest rate exposure on the variable rate Class A TEBS Certificates, the Company has entered into three interest rate cap agreements with various counterparties. The interest rate cap agreements carry a total notional amount of $95.8 million and are indexed to the SIFMA floating index. These agreements

effectively cap at 3.0% the Company's exposure to increases in the SIFMA floating index on the notional amount of the agreements and, therefore, allow the Company to benefit from a low interest rate environment while protecting it from a significant increase in the SIMFA index.

About America First Tax Exempt Investors, L.P.

America First Tax Exempt Investors, L.P. was formed for the primary purpose of acquiring, holding, selling and otherwise dealing with a portfolio of federally tax-exempt mortgage revenue bonds which have been issued to provide construction and/or permanent financing of multifamily residential apartments. The Company is pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to: (i) increase the amount of tax-exempt interest available for distribution to its investors; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. The Company seeks to achieve its investment growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments. America First Tax Exempt Investors, L.P. press releases are available on the World Wide Web at www.ataxfund.com.

Safe Harbor Statement

Information contained in this press release contains "forward-looking statements," including statements related to the offering and the expected use of the net proceeds, which are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, risks involving current maturities of our financing arrangements and our ability to renew or refinance such maturities, fluctuations in short-term interest rates, collateral valuations, bond investment valuations and the overall negative economic and credit market conditions. For a further list and description of such risks, see the reports and other filings made by the Company with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.